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12027437

Symantec™

2012 Annual Report

Proxy Statement and Form 10-K

FORWARD-LOOKING STATEMENT: This annual report contains forward-looking statements, which are subject to safe harbors under the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements including words such as "expects," "plans," "anticipates," "believes," "estimates," "predicts," "projects," and similar expressions. Statements that refer to projections of our future financial performance, anticipated growth and trends in our businesses and in our industries, the anticipated impacts of acquisitions, and other characterizations of future events or circumstances are forward-looking statements. These statements are only predictions, based on our current expectations about future events and may not prove to be accurate. We do not undertake any obligation to update these forward-looking statements to reflect events occurring or circumstances arising after the date of this report. These forward-looking statements involve risks and uncertainties, and our actual results, performance, or achievements could differ materially from those expressed or implied by the forward-looking statements on the basis of several factors, including those that we discuss in our Risk Factors, set forth in Part I, Item 1A, of our annual report on Form 10-K for the fiscal year ended March 30, 2012 and in our Current Report on Form 8-K filed on June 11, 2012. We encourage you to read that section carefully.

Dear Fellow Shareholders:



It's very exciting for me to have the opportunity to lead Symantec and our talented employees as we enter a world where security and information management have never been more important to our customers. I believe our company has very strong assets; however, we've been underperforming against our opportunities and expectations. Our top priority is to improve our performance and create significant increases in long-term value for our shareholders.

During my first 120 days as CEO, the leadership team and I will be working a two-pronged approach: 1) determining the right strategy to leverage Symantec's technology capabilities in order to accelerate our rate of value creation; and 2) executing on decisions quickly to improve our company's performance. We will pursue these actions using a business philosophy that I've used and refined over the past 30 years which includes: being in good businesses with strategies to win; engaging talented employees; delighting customers with innovative solutions; and driving revenue and profit growth.

After the initial 120-day period, we will share with you our go-forward strategy to win in the marketplace and our action plan to return Symantec to sustainable organic growth, higher margins, and return of excess cash to shareholders. We believe a strategy that generates a sustained organic growth rate of at least 5% and 30% in operating margins, coupled with returning excess cash to shareholders, is the best way to create long-term value for our shareholders.

We are starting with a blank sheet of paper and considering all options and opportunities in our commitment to delight customers, engage employees, and create long-term shareholder value. As with my prior CEO tenure, the appropriate structural changes will be made to align our company with our strategy and we are examining each of our businesses as to their future potential and fit. However, our eventual company structure will reflect our announced strategy, as we view operational improvements and structural adjustments as mutually reinforcing, not mutually exclusive. We believe that portfolio moves, either through acquisitions or divestitures, are tactics that complement a strategy; not a strategy in themselves.

Our strategy will accomplish our long-term objectives without losing sight of immediate opportunities for improvement. With that in mind, we plan to leverage savings from the elimination of existing redundancies to fund our growth initiatives. Finally, a commitment to returning cash to shareholders will be a central tenant of our announced objectives.

FISCAL 2012 REVIEW

In fiscal 2012, we reported record results for each of our key financial metrics and across all of our geographic territories. However, our financial performance was neither at our peak potential nor on our strongest path to create significant improvements in shareholder value.

- GAAP revenue totaled $6.73 billion up 6% year-over-year in constant currency
- Non-GAAP[1] earnings per share were $1.61, up 13% year-over-year as reported
- Enterprise subscription sales grew 40% as customers increasingly choose Software-as-a-Service solutions over traditional on-premise licenses
- GAAP deferred revenue was a record $3.97 billion, up 5% year-over-year in constant currency, driven by the sales mix shift to subscriptions

[1]Non-GAAP results are reconciled to GAAP on page 4

- Cash flow from operations was $1.9 billion, up 6% year-over-year as we continue to generate strong cash flows
- We closed the year with $3.2 billion in cash and cash equivalents representing 9% year-over-year growth
- We returned $893 million to shareholders, buying back over 50 million shares of our common stock

SEGMENT RESULTS

Consumer: Maintaining leadership in PC security, while defining new mobile and cloud opportunities. Our Consumer segment has grown year-over-year for 15 consecutive quarters to date. In fiscal 2012, it grew 5% in constant currency to $2.1 billion. Our consumer security solutions continue to lead in their markets, driven by upselling to higher value solutions and best-in-class products, winning over 250 awards in the past 2 years. In fiscal 2012, we launched Norton One and Norton 360 Everywhere, our multi-device suites, allowing customers to safely move their information between their PC, Mac, tablet, and mobile device. Our mobile solutions continue to surpass expectations, ranking among the top grossing apps in the nascent consumer mobile security market and earning 4.4 stars in the Google Play Android marketplace. Our cloud backup and support services also continued to exceed expectations as the largest contributor to consumer growth. Norton Online Backup now protects the data of over 14 million subscribers and NortonLive continues to generate revenue as well as valuable cross-selling of our security products.

Security and Compliance: Next generation protection solutions ensure security stays ahead of emerging threats. Our enterprise security solutions maintained momentum with solid performances across the portfolio. Our Security and Compliance segment grew 17% in constant currency to $1.9 billion in fiscal 2012. Symantec Endpoint Protection 12, our award-winning endpoint protection solution, provided the catalyst for multiple competitive displacements in a highly competitive market. Our data loss prevention ("DLP") and authentication businesses continued their strong growth, as CIOs choose content-aware solutions that protect information and access without impeding employee productivity.

We also made important progress on our internally developed "security for the cloud" solution, O3. Phase 1 was launched in the March quarter. O3 enables secure cloud adoption by providing the same level of information protection whether within the corporate network or through a cloud-based application.

In addition, we delivered an enterprise mobility solution to support the growing "Bring Your Own Device" trend. Our forthcoming enterprise mobility suite will offer customers device and application management, data loss prevention and compliance capabilities in a single integrated solution.

Storage and Server Management: Enabling organizations to use virtualization technologies and the cloud to lower IT costs and confidently backup, recover, archive, and discover information. Our Storage and Server Management segment grew 2% in constant currency to $2.4 billion in fiscal 2012. Growth was driven by our information management businesses which grew 7% in constant currency to $1.6 billion. Our information management products help protect and archive business data for both physical and virtual machines using integrated market leading capabilities. Symantec V-Ray technology further extends our leadership in virtualized environments. V-Ray is embedded in our backup products and gives IT administrators increased visibility into backup images across physical and virtual environments. Growth in our backup business was also driven by the excellent performance of our integrated backup appliances, allowing customers to address both their backup hardware and software needs all from a single trusted vendor. To further extend our intelligent information management businesses, we acquired Clearwell and LiveOffice during fiscal 2012, thereby adding integrated eDiscovery and cloud-based archiving capabilities.

Our storage and availability management business helps organizations accelerate the utilization of virtualization and cloud adoption while reducing storage costs. This business declined 6% in constant currency to $780 million as the market continues to transition away from the Solaris and UNIX platforms. We are focused on the growing Linux and Windows environments and managing this business for maximum cash generation and profitability. In addition, we launched several solutions co-developed with VMware as enterprises increasingly virtualize their server environments.

CORPORATE RESPONSIBILITY

Our emphasis on creating long-term value is enhanced by our corporate responsibility efforts, which present strategic opportunities to be more efficient with our resources and more effective in accomplishing our company's mission. While we still continue to address challenges, we are pleased with our progress in fiscal 2012 in three main areas: 1) developing a diverse work force including more participation of women; 2) investing nearly $24 million in software and cash to promote philanthropic initiatives relevant to our strategic priorities; and 3) launching the Norton Cyber Security Institute, a global effort to support victims of cybercrime. More information about these and our many related initiatives are available on our corporate responsibility site at www.symantec.com/corporate_responsibility.

THE REVOLUTION THAT LIES AHEAD

Our first objective is to fully vet and create a strategy to drive at least mid-single digit organic revenue growth and margin expansion on a sustained basis by leveraging our valuable assets. We will use a process developed during my 23 years at GE and applied, expanded, and refined in my eight years as CEO of Intuit. We will implement this blueprint as we manage Symantec and expect it will produce improved performance on a sustained basis. Our senior leadership team is excited and energized about the opportunity as we enter Symantec 4.0 and look forward to future discussions about our progress.

I want to thank our employees for their hard work and for such a warm welcome. I'm encouraged by their passion to help make Symantec the best company it can be. I would also like to thank our customers, partners, and shareholders for their continued support. I'm excited by our opportunities to accelerate performance and look forward to the work ahead.

Regards,

Steve Bennett
Chairman of the Board, President and Chief Executive Officer

Three Year Summary of Selected Financial Data

($ in millions, except per share data)

	FY2012	FY2011	FY2010
Non-GAAP Financial Results			
Net Revenue	**$6,730**	**$6,190**	**$5,985**
Operating Income	**1,697**	**1,535**	**1,692**
Operating Margin	***25.2%***	***24.8%***	***28.3%***
Net Income	**$1,201**	**$1,119**	**$1,220**
Diluted Earnings Per Share	**$1.61**	**$1.42**	**$1.49**
Diluted Weighted-Average Shares Outstanding	748	786	819
GAAP Financial Results			
Net Revenue	**$6,730**	**$6,190**	**$5,985**
Operating Income	1,079	880	933
Net Income	$1,172	$597	$714
Diluted Earnings Per Share	**$1.57**	**$0.76**	**$0.87**
Diluted Weighted-Average Shares Outstanding	748	786	819
Cash Position (including short-term investments)	**$3,211**	**$2,958**	**$3,044**
Total Assets	13,020	12,719	11,232
Deferred Revenue	**$3,973**	**$3,819**	**$3,206**
Long-Term Debt	2,039	1,987	1,871
Total Stockholders' Equity	5,172	4,605	4,548
Cash Flow from Operations	**$1,901**	**$1,794**	**$1,693**
Reconciliation of Non-GAAP Adjustments			
Operating Income			
Stock-based compensation	$164	$145	$155
Amortization of intangible assets (cost of revenue)	91	115	233
Amortization of intangible assets (operating expenses)	289	270	247
Restructuring and transition	56	92	94
Impairment of intangible assets and goodwill	4	27	-
Loss and impairment of assets held for sale	-	2	30
Acquisition/divestiture-related expense	6	14	-
Internally developed software costs	-	(10)	-
Settlements of litigation	8	-	-
Total Operating Income adjustment	$618	$655	$759
Net Income			
Operating Income adjustment	$618	$655	$759
Net loss (gain) on legal liquidations of foreign entities	-	21	(43)
Non-cash interest expense	56	96	105
Gain on sale of assets	-	-	(4)
Loss on early extinguishment of debt	-	16	-
Loss (gain) on sale of marketable securities	1	(13)	-
Joint venture: Amortization of intangible assets	4	9	8
Gain from sale of joint venture	(526)	-	-
Income tax effect on above items	(76)	(221)	(246)
Tax related adjustments:			
Release of pre-acquisition tax contingencies	(48)	(32)	(62)
Release of valuation allowance	-	(9)	(11)
Total Net Income adjustment	$29	$522	$506
Diluted Earnings Per Share			
Stock-based compensation adjustment per share, net of tax	$0.16	$0.14	$0.14
Other non-GAAP adjustments per share, net of tax	(0.12)	0.52	0.48
Total Diluted Earnings Per Share adjustment	$0.04	$0.66	$0.62

The non-GAAP financial measures included in the tables adjust for the following items: business combination accounting entries, stock-based compensation expense, restructuring and transition charges, charges related to the amortization of intangible assets, impairments of assets and certain other items. We believe the presentation of these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provides meaningful supplemental information regarding the Company's operating performance for the reasons discussed below. Our management uses these non-GAAP financial measures in assessing the Company's operating results, as well as when planning, forecasting and analyzing future periods. We believe that these non-GAAP financial measures also facilitate comparisons of the Company's performance to prior periods and to our peers and that investors benefit from an understanding of these non-GAAP financial measures.

Dear Fellow Shareholders:

As your Board of Directors, we would like to reiterate that our primary focus is creating long-term shareholder value. Our company has very strong assets, which we believe can provide even more value and growth for our shareholders. For that reason, on July 24, 2012, we appointed our independent Chairman of the Board, Stephen M. Bennett, as our new President and Chief Executive Officer. We believe that Steve is the best candidate as he has a proven track record of success as CEO of Intuit for eight years and as General Manager of various businesses at General Electric for more than 20 years. Equally important, he is familiar with our company through his role as Chairman. Steve has immediately begun to provide the leadership and stability to strengthen and grow our company for the future.

Best governance practices are a priority for us. Therefore, we simultaneously appointed independent director Daniel H. Schulman, as our Lead Independent Director to, among other things, preside at all meetings of the Board at which the Chairman is not present, including regular executive sessions of the independent directors. Eight of our nine Board members are independent and only independent Board members serve on our Audit, Compensation, and Nominating and Governance Committees.

A top priority for our Board is engaging with our shareholders on governance and executive compensation matters, as well as other company issues. In fiscal 2012, we specifically solicited your feedback with regard to our shareholders' ability to call a special meeting. At the time we initiated our outreach, our Bylaws permitted shareholders with 25% ownership to call a special meeting. After discussing the matter with a significant portion of our shareholders and considering our other governance practices, we lowered this threshold to 15% ownership. We view this threshold as appropriate for protecting the interests of our particular shareholder base and avoiding over-burdening our company.

Among our other governance best practices of which we are particularly proud are our majority voting standard for director elections, the annual election of all of our directors, the ability of our shareholders to act by written consent, the absence of a poison pill, minimum shareholding requirements for officers and directors, and the simple majority voting provisions in our charter and bylaws.

We value your views regarding our executive compensation philosophy and programs. Taking into consideration your feedback and the results of our 2011 "say on pay" vote (98% of votes cast were in favor of our executive compensation practices), we continued to increase our focus on long-term, performance-based compensation. In fiscal 2012, we extended our pay-for-performance practices to a larger group of employees. For example, we now grant performance-based restricted stock units in lieu of stock option grants to all vice presidents and above. Our CEO compensation is heavily weighted to equity rather than cash and the value of most of Steve's equity compensation is determined by the performance of our stock price over time, strongly aligning his interests with those of all shareholders.

We'd like to thank you for your support. We are confident that we have the right leadership structure in place to improve performance, achieve long-term success, and create value for our shareholders.

The Board of Directors of Symantec Corporation

Stephen M. Bennett
Stephen E. Gillett
Robert S. Miller
Michael A. Brown
Geraldine B. Laybourne
Daniel H. Schulman
Frank E. Dangeard
David L. Mahoney
V. Paul Unruh

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Symantec

350 Ellis Street
Mountain View, California 94043

NOTICE OF 2012 ANNUAL MEETING OF STOCKHOLDERS
to be held on:
October 23, 2012
9:00 a.m. Pacific Time

Dear Stockholder:

You are cordially invited to attend our 2012 Annual Meeting of Stockholders, which will be held at 9:00 a.m. (Pacific Time) on Tuesday, October 23, 2012, at Symantec Corporation's offices located at 350 Ellis Street, Mountain View, California 94043. For your convenience, we are pleased to offer a live and re-playable webcast of the Annual Meeting at *www.symantec.com/invest.*

We are holding the Annual Meeting for the following purposes, which are more fully described in the proxy statement:

1. To elect the nine nominees named in the proxy statement to Symantec's Board of Directors;
2. To ratify the appointment of KPMG LLP as Symantec's independent registered public accounting firm for the 2013 fiscal year;
3. To hold an advisory vote to approve executive compensation;
4. To consider and vote upon one stockholder proposal, if properly presented at the meeting; and
5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Only stockholders of record as of the close of business on August 24, 2012 are entitled to notice and to vote at the Annual Meeting or any postponement or adjournment thereof. A list of stockholders entitled to vote will be available for inspection at our offices for ten days prior to the Annual Meeting. If you would like to view this stockholder list, please contact Investor Relations at (650) 527-5523.

We are pleased to continue our practice of furnishing proxy materials over the Internet. We believe doing so allows us to provide our stockholders with the information they need, while lowering the costs of the delivery of the materials and reducing the environmental impact of printing and mailing hard copies. Stockholders who continue to receive hard copies of proxy materials may help us to reduce costs further by opting to receive future proxy materials by e-mail. To register for electronic delivery, please enroll at *https://enroll1.icsdelivery.com/symc/Default.aspx.*

Each share of stock that you own represents one vote, and your vote as a stockholder of Symantec is very important. For questions regarding your stock ownership, you may contact Investor Relations at (650) 527-5523 or, if you are a registered holder, our transfer agent, Computershare Investor Services, by email through their website at *www.computershare.com/contactus* or by phone at (877) 282-1168 (within the U.S. and Canada) or (781) 575-2879 (outside the U.S. and Canada).

BY ORDER OF THE BOARD OF DIRECTORS

SCOTT C. TAYLOR
Executive Vice President, General
Counsel and Secretary

Mountain View, California
August 30, 2012

Every stockholder vote is important. To assure that your shares are represented at the Annual Meeting, please vote over the Internet or by telephone, whether or not you plan to attend the meeting. If you received a paper proxy card and voting instructions by mail, you may vote your shares by completing, dating and signing the enclosed proxy and mailing it promptly in the postage-paid envelope provided, whether or not you plan to attend the meeting. You may revoke your proxy at any time before it is voted.

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TABLE OF CONTENTS

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

2012 Annual Meeting of Stockholders Information

Date and Time:	Tuesday, October 23, 2012 at 9:00 a.m. Pacific Time
Place:	Symantec Corporation's offices located at 350 Ellis Street, Mountain View, California 94043
Webcast:	A live and re-playable webcast of the annual meeting is available on our Investor Relations website at *www.symantec.com/invest*
Record Date:	August 24, 2012

Voting Matters

Proposals	Board Recommendation	Page Number for Additional Information
1. Election of Directors	FOR	15
2. Ratification of Independent Registered Public Accounting Firm	FOR	23
3. Advisory Vote to Approve Executive Compensation	FOR	25
4. Stockholder Proposal, if properly presented at the Annual Meeting	AGAINST	26

Our Director Nominees

Name	Age	Director Since	Principal Occupation	Independent	Committee Memberships AC	CC	NGC	Other Current Public Boards
Stephen M. Bennett	58	2010	Chairman of the Board, President and Chief Executive Officer	No				2
Michael A. Brown	53	2005	Chairman of the Board, Line 6, Inc.	Yes		Chair	Member	1
Frank E. Dangeard	54	2007	Managing Partner, Harcourt	Yes	Member		Member	4
Stephen E. Gillett	36	2012	Executive Vice President and President, Best Buy Digital, Global Marketing and Strategy, Best Buy Co., Inc.	Yes	Member			—
Geraldine B. Laybourne	65	2008	Chairman of the Board, Alloy, Inc.	Yes		Member		2
David L. Mahoney	58	2003	Director	Yes		Member	Chair	1
Robert S. Miller	70	1994	Chief Executive Officer, Hawker Beechcroft, Inc.	Yes	Member		Member	1
Daniel H. Schulman	54	2000	Group President- Enterprise Growth, American Express	Yes		Member	Member	1
V. Paul Unruh	63	2005	Director	Yes	Chair			2

AC = Audit Committee   CC = Compensation Committee   NGC = Nominating & Governance Committee

= Member   = Chair

Our Corporate Governance Facts

Size of Board	9
Number of Independent Directors	8
Board Committees Consists Entirely of Independent Directors	Yes
All Directors Attended at least 75% of Meetings Held	Yes
Annual Election of All Directors	Yes
Majority Voting for Directors	Yes
Separate Chairman & CEO	No
Lead Independent Director	Yes
Independent Directors Meet Regularly in Executive Session	Yes
Annual Board and Committee Self-Evaluations	Yes
Stockholder Ability to Call Special Meetings (15% threshold)	Yes
Stockholder Ability to Act by Written Consent	Yes
Non-stockholder Approved Poison Pill	No
Annual Advisory Approval of Executive Compensation	Yes
Stock Ownership Requirements for Directors and Executive Officers	Yes

Our Executive Compensation Philosophy and Practices

The overriding principle driving our compensation programs is our belief that it benefits all of our constituencies for management's compensation to be tied to our current and long-term performance. The following factors demonstrate our continued and heightened commitment to pay-for-performance and to corporate governance best practices:

- A significant percentage (over 50%) of our executive officers' compensation consists of long-term equity incentive awards, which consists entirely of performance-based restricted stock units and restricted stock units (RSUs).
- We do not provide for gross-ups of excise tax values under Section 4999 of the Internal Revenue Code, and any potential severance payments are well under 3 times our executive officers' total target cash compensation.
- We have clawback provisions, providing for the return of any excess compensation received by an executive officer if our financial statements are the subject of a restatement due to error or misconduct.
- Our executive officers are prohibited from short-selling Symantec stock or engaging in transactions involving Symantec-based derivative securities.
- While our cash incentive compensation is designed to reward outstanding performance of our executive officers, payouts under each plan are capped to discourage excessive or inappropriate risk taking by our executive officers.

Compensation Components:

Component	Key Characteristics
Base Salary	Based on positioning relative to market, individual role, performance and contribution levels.
Annual Incentive Award	Our executive officers are eligible to receive performance-based compensation contingent upon (i) our achievement of targeted annual revenue; (ii) our achievement of targeted annual non-GAAP earnings per share; and (iii) the executive officer's business unit's performance (except for our CEO).
Long-term Incentive Plan (LTIP)	Our executive officers are eligible to receive performance-based compensation contingent upon our achievement of targeted operating cash flow and being employed with us for two additional years after achievement of the LTIP metric.
Restricted Stock Units	Restricted stock units vest over four years.
Performance-based Restricted Stock Units (PRUs)	Under our PRUs, our executive officers are eligible to receive shares following a three fiscal year performance period under the award based upon (i) our achievement of targeted annual non-GAAP earnings per share for the first fiscal year; and (ii) the achievement of the total shareholder return ("TSR") ranking for our company as compared to the S&P 500 for the two and three years ended as of the end of the second and third fiscal year, respectively.

SYMANTEC CORPORATION
2012 ANNUAL MEETING OF STOCKHOLDERS

PROXY STATEMENT

Information About Solicitation and Voting

The accompanying proxy is solicited on behalf of Symantec Corporation's Board of Directors (the "Board") for use at Symantec's 2012 Annual Meeting of Stockholders (the "Annual Meeting") to be held at Symantec's offices located at 350 Ellis Street, Mountain View, California 94043 on Tuesday, October 23, 2012, at 9:00 a.m. (Pacific Time), and any adjournment or postponement thereof. We will provide a live and re-playable webcast of the Annual Meeting, which will be available on the events section of our investor relations website at *www.symantec.com/invest.*

Internet Availability of Proxy Materials

Under rules adopted by the U.S. Securities and Exchange Commission (the "SEC"), we are furnishing proxy materials to our stockholders primarily via the Internet, instead of mailing printed copies of those materials to each stockholder. On or about September 4, 2012, we expect to send to our stockholders (other than those who previously requested electronic or paper delivery) a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") containing instructions on how to access our proxy materials, including our proxy statement and our annual report. The Notice of Internet Availability also instructs you on how to access your proxy card to vote through the Internet or by telephone.

This process is designed to expedite stockholders' receipt of proxy materials, lower the cost of the annual meeting, and help conserve natural resources. If you previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise. However, if you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability.

About the Annual Meeting

What is the purpose of the Annual Meeting?

At our Annual Meeting, stockholders will act upon the proposals described in this proxy statement. In addition, following the meeting, management will report on the performance of Symantec and respond to questions from stockholders.

What proposals are scheduled to be voted on at the Annual Meeting?

Stockholders will be asked to vote on four proposals. The proposals are:

1. The election to the Board of the nine nominees named in this proxy statement;
2. The ratification of the appointment of KPMG LLP ("KPMG") as our independent registered public accounting firm for the 2013 fiscal year;
3. An advisory vote to approve executive compensation; and
4. To consider and vote upon a stockholder proposal, if properly presented at the meeting.

What is the recommendation of the Board on each of the proposals scheduled to be voted on at the Annual Meeting?

The Board recommends that you vote **FOR** each of the nominees to the Board (Proposal 1), **FOR** the ratification of the appointment of KPMG as our independent registered public accounting firm for the 2013 fiscal year (Proposal 2); **FOR** the approval of compensation to our named executive officers (Proposal 3); and **AGAINST** the stockholder proposal (Proposal 4).

Could other matters be decided at the Annual Meeting?

Our Bylaws require that we receive advance notice of any proposal to be brought before the Annual Meeting by stockholders of Symantec, and we have not received notice of any such proposals. If any other matter were to come before the Annual Meeting, the proxy holders appointed by the Board will have the discretion to vote on those matters for you.

Who can vote at the Annual Meeting?

Stockholders as of the record date for the Annual Meeting, August 24, 2012, are entitled to vote at the Annual Meeting. At the close of business on the record date, there were outstanding and entitled to vote 701,944,486 shares of Symantec common stock.

Stockholder of Record: Shares Registered in Your Name

If on August 24, 2012, your shares were registered directly in your name with our transfer agent, Computershare Investor Services, then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, we urge you to vote over the Internet or by telephone, or if you received paper proxy materials by mail, by filling out and returning the proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Nominee

If on August 24, 2012, your shares were held in an account with a brokerage firm, bank or other nominee, then you are the beneficial owner of the shares held in street name. As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account, and it has enclosed or provided voting instructions for you to use in directing it on how to vote your shares. However, the organization that holds your shares is considered the stockholder of record for purposes of voting at the Annual Meeting. Because you are not the stockholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote the shares at the Annual Meeting.

How do I vote?

If you are a stockholder of record, you may:

- vote in person — we will provide a ballot to stockholders who attend the Annual Meeting and wish to vote in person;
- vote via the Internet or via telephone — instructions are shown on your Notice of Internet Availability or proxy card; or
- vote by mail — if you received a paper proxy card and voting instructions by mail, simply complete, sign and date the enclosed proxy card and return it before the Annual Meeting in the envelope provided.

Votes submitted via the Internet or by telephone must be received by 11:59 p.m., Eastern Time, on October 22, 2012. Submitting your proxy, whether via the Internet, by telephone or by mail if you received a paper proxy card, will not affect your right to vote at the Annual Meeting should you decide to attend the meeting.

If you are not the stockholder of record, please refer to the voting instructions provided by your nominee to direct it how to vote your shares.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure that your vote is counted. You may still attend the Annual Meeting if you have already voted by proxy.

What is the quorum requirement for the Annual Meeting?

A majority of our outstanding shares as of the record date must be present at the meeting in order to hold the meeting and conduct business. This presence is called a quorum. Your shares are counted as present at the meeting if you are present and vote in person at the meeting or if you have properly submitted a proxy.

How are abstentions and broker non-votes treated?

Abstentions (shares present at the meeting and voted "abstain") are counted for purposes of determining whether a quorum is present, and have no effect on the election of directors. For the purpose of determining whether the stockholders have approved all other matters, abstentions have the same effect as an "against" vote.

Broker non-votes occur when shares held by a broker for a beneficial owner are not voted either because (i) the broker did not receive voting instructions from the beneficial owner, or (ii) the broker lacked discretionary authority to vote the shares. Broker non-votes are counted for purposes of determining whether a quorum is present, and have no effect on the matters voted upon. Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on the election of directors, nor will the broker be authorized to vote on Proposal nos. 3 and 4. Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual Meeting.

What is the vote required for each proposal?

The votes required to approve each proposal are as follows:

- *Proposal No. 1.* Each director must be elected by a majority of the votes cast, meaning the votes "FOR" a director must exceed the number of votes "AGAINST" a director.
- *Proposal Nos. 2, 3 and 4.* Approval of each of Proposals 2, 3 and 4 requires the affirmative "FOR" vote of a majority of the shares entitled to vote on these proposals at the Annual Meeting and present in person or represented by proxy.

What if I return a proxy card but do not make specific choices?

All proxies will be voted in accordance with the instructions specified on the proxy card. If you received a Notice of Internet Availability, please follow the instructions included on the notice on how to access your proxy card and vote over the Internet or by telephone. If you sign a physical proxy card and return it without instructions as to how your shares should be voted on a particular proposal at the meeting, your shares will be voted in accordance with the recommendations of our Board stated above.

If you do not vote and you hold your shares in street name, and your broker does not have discretionary power to vote your shares, your shares may constitute "broker non-votes" (as described above) and will not be counted in determining the number of shares necessary for approval of the proposals. However, shares that constitute broker non-votes will be counted for the purpose of establishing a quorum for the Annual Meeting. Voting results will be tabulated and certified by the inspector of elections appointed for the meeting.

Who is paying for this proxy solicitation?

Symantec is paying the costs of the solicitation of proxies. We have retained Georgeson Inc. to help us solicit proxies from brokers, bank nominees and other institutions for a fee of $8,500, plus reasonable out-of-pocket expenses. We will also reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. In addition, our directors, officers, and other employees, without additional compensation, may solicit proxies personally or in writing, by telephone, e-mail, or otherwise. If you choose to access the proxy materials and/or vote over the Internet, you are responsible for any Internet access charges you may incur.

What does it mean if I receive more than one proxy card or Notice of Internet Availability?

If you receive more than one proxy card or Notice of Internet Availability, your shares are registered in more than one name or are registered in different accounts. To make certain all of your shares are voted, please follow the instructions included on the Notice of Internet Availability on how to access each proxy card and vote each proxy card over the Internet or by telephone. If you received paper proxy materials by mail, please complete, sign and return each proxy card to ensure that all of your shares are voted.

How can I change my vote after submitting my proxy?

A stockholder who has given a proxy may revoke it at any time before it is exercised at the meeting by:

- delivering to the Corporate Secretary of Symantec (by any means, including facsimile) a written notice stating that the proxy is revoked;
- signing and delivering a proxy bearing a later date;
- voting again over the Internet or by telephone; or
- attending and voting at the Annual Meeting (although attendance at the meeting will not, by itself, revoke a proxy).

Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to revoke a proxy, you must contact that firm to revoke any prior voting instructions.

How can I get electronic access to the proxy materials?

The Notice of Internet Availability will provide you with instructions regarding how to:

- view our proxy materials for the Annual Meeting over the Internet; and
- instruct us to send our future proxy materials to you electronically by email.

Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings of stockholders on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Where can I find the voting results?

The preliminary voting results will be announced at the Annual Meeting and posted on our website at *www.symantec.com/invest*. The final results will be tallied by the inspector of elections and filed with the U.S. Securities and Exchange Commission (SEC) in a current report on Form 8-K within four business days of the Annual Meeting.

CORPORATE GOVERNANCE STANDARDS AND DIRECTOR INDEPENDENCE

Symantec is strongly committed to good corporate governance practices. These practices provide an important framework within which our Board and management can pursue our strategic objectives for the benefit of our stockholders.

Corporate Governance Standards

Our Corporate Governance Standards generally specify the distribution of rights and responsibilities of the Board, management and stockholders, and detail the rules and procedures for making decisions on corporate affairs. In general, the stockholders elect the Board and vote on certain extraordinary matters; the Board is responsible for the general governance of our company, including selection and oversight of key management; and management is responsible for running our day-to-day operations.

Our Corporate Governance Standards are available on the Investor Relations section of our website, which is located at *www.symantec.com/invest*, by clicking on "Company Charters," under "Investor Resources." The Corporate Governance Standards are reviewed at least annually by our Nominating and Governance Committee, and changes are recommended to our Board for approval as appropriate. The fundamental premise of our board-level corporate governance standards is the independent nature of our Board and its responsibility to our stockholders.

Code of Conduct and Code of Ethics

We have adopted a code of conduct that applies to all of our Board members, officers and employees. We have also adopted a code of ethics for our Chief Executive Officer and senior financial officers, including our principal financial officer and principal accounting officer. Our *Code of Conduct* and *Code of Ethics for Chief Executive Officer and Senior Financial Officers* are posted on the Investor Relations section of our website located at *www.symantec.com/invest*, by clicking on "Company Charters," under "Investor Resources." Any amendments or waivers of our *Code of Conduct* and *Code of Ethics for Chief Executive Officer and Senior Financial Officers* pertaining to a member of our Board or one of our executive officers will be disclosed on our website at the above-referenced address.

Majority Vote Standard and Director Resignation Policy

Our Bylaws and Corporate Governance Standards provide for a majority voting standard for the election of directors. Under the majority vote standard, each nominee must be elected by a majority of the votes cast by the shares present in person or represented by proxy and entitled to vote at any meeting for the election of directors at which a quorum is present. A "majority of the votes cast" means the votes cast "for" a nominee's election must exceed the votes cast "against" that nominee's election. A plurality voting standard will apply instead of the majority voting standard if: (i) a stockholder has provided us with notice of a nominee for director in accordance with our Bylaws; and (ii) that nomination has not been withdrawn as of 10 days before we first deliver proxy materials to stockholders.

To effectuate this policy with regard to incumbent directors, the Board will not nominate an incumbent director for re-election unless prior to such nomination the director has agreed to promptly tender a resignation if such director fails to receive a sufficient number of votes for re-election at the stockholder meeting with respect to which such nomination is made. Such resignation will be effective upon the earlier of (i) the Board's acceptance of such resignation or (ii) the 90th day after certification of the election results of the meeting; provided, however, that prior to the effectiveness of such resignation, the Board may reject such resignation and permit the director to withdraw such resignation.

If an incumbent director fails to receive the required vote for re-election, the Nominating and Governance Committee shall act on an expedited basis to determine whether to recommend acceptance or rejection of the director's resignation and will submit such recommendation for prompt consideration by the Board. The Board intends to act promptly on the Committee's recommendation and will decide to accept or reject such resignation and publicly disclose its decision within 90 days from the date of certification of the election results. The Nominating and Governance Committee and the Board may consider such factors they deem relevant in deciding whether to accept or reject a resignation tendered in accordance with this policy. The Board expects a director whose resignation is under consideration to abstain from participating in any decision regarding the resignation.

Stock Ownership Guidelines

It is the policy of the Board that our directors and officers interests align with those of our stockholders. In furtherance of this policy, our Board adopted stock ownership guidelines to better align our directors' interests with those of our stockholders. Details of our directors' stock ownership guidelines are disclosed under Director Compensation on page 20, and details of our executive officers' stock ownership guidelines are disclosed under Stock Ownership Requirements on page 51. The Nominating and Governance Committee oversees the establishment of the ownership guidelines.

Board Leadership Structure

Currently, our Board leadership structure consists of our Chairman, who is also our CEO, and our Lead Independent Director, who was elected by the independent directors. The Board believes this structure is in the best interest of our company since it provides independent Board leadership while providing the benefit of having our CEO, the individual with primary responsibility for managing the Company's day-to-day operations, chair regular Board meetings as our Board discusses key business and strategic issues. Our Lead Independent Director chairs regular executive sessions of the independent members of the Board without management present. We believe this structure provides strong independent oversight of management. At this time, the Board believes that the Company is best served by having the same individual as both Chairman of the Board and CEO, but will continue to consider the appropriateness of this structure.

Lead Independent Director

The Lead Independent Director of the Board is chosen by the independent directors of the Board, and has the general responsibility to preside at all meetings of the Board when the Chairman is not present and regular executive sessions of the independent members of the Board without management present. The Lead Independent Director also serves as liaison between the Chairman and independent directors; determines the meeting agenda for the executive sessions of the Board; and has the authority to call meetings of the independent directors when appropriate. Daniel H. Schulman was appointed Lead Independent Director on July 24, 2012.

Board Independence

It is the policy of the Board and NASDAQ's rules require that listed companies have a board of directors with at least a majority of independent directors, as defined under NASDAQ's Marketplace Rules. Currently, each member of our Board, other than our President and Chief Executive Officer, Stephen M. Bennett, is an independent director and all standing committees of the Board are composed entirely of independent directors, in each case under NASDAQ's independence definition. The NASDAQ independence definition includes a series of objective tests, such as that the director is not an employee of the Company and has not engaged in various types of business dealings with the Company. In addition, the Board has made a subjective determination as to each independent director that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and the Company with regard to each director's business and other activities as they may relate to Symantec and our management. Based on this review and consistent with our independence criteria, the Board has affirmatively determined that the following directors are independent: Michael A. Brown, Frank E. Dangeard, Stephen E. Gillett, Geraldine B. Laybourne, David L. Mahoney, Robert S. Miller, Daniel H. Schulman, and V. Paul Unruh.

Change in Director Occupation

Our Corporate Governance Standards include a policy that our Board should consider whether a change in any director's professional responsibilities directly or indirectly impacts that person's ability to fulfill his or her directorship obligations. To facilitate the Board's consideration, all directors shall submit a resignation as a matter of course upon retirement, a change in employer, or other significant change in their professional roles and responsibilities. Such resignation may be accepted or rejected in the discretion of the Board.

Outside Advisors

The Board and its committees are free to engage independent outside financial, legal and other advisors as they deem necessary to provide advice and counsel on various topics or issues, at Symantec's expense, and are provided full access to our officers and employees.

Board and Committee Effectiveness

It is important to Symantec that our Board and its committees are performing effectively and in the best interests of Symantec and its stockholders. An evaluation of the Board's and its committees' operations and performance is conducted annually by the Nominating and Governance Committee. Changes are recommended by the Nominating and Governance Committee for approval by the full Board as appropriate.

Board's Role in Risk Oversight

The Board executes its risk management responsibility directly and through its committees. The Audit Committee has primary responsibility for overseeing the Company's enterprise risk management process. The Audit Committee receives updates and discusses individual and overall risk areas during its meetings, including the Company's financial risk assessments, risk management policies and major financial risk exposures and the steps management has taken to monitor and control such exposures. The Compensation Committee oversees risks associated with our compensation policies and practices with respect to both executive compensation and compensation generally. The Compensation Committee receives reports and discusses whether Symantec's compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company.

The Board is kept abreast of its committees' risk oversight and other activities via reports of the committee chairmen to the full Board during the Board meetings. In addition, the Board participates in regular discussions with our senior management of many core subjects, including strategy, operations and finance, in which risk oversight is an inherent element. The Board believes that its leadership structure, as described above under "Board Leadership Structure," facilitates the Board's oversight of risk management because it allows the Board, with leadership from the Lead Independent Director and each independent committee chair, to participate actively in the oversight of management's actions.

Board Structure and Meetings

The Board and its committees meet throughout the year on a set schedule, and also hold special meetings and act by written consent from time to time. The Board held a total of eight meetings during fiscal 2012. During this time, no directors attended fewer than 75% of the aggregate of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which such director served (during the period which such director served).

Agendas and topics for board and committee meetings are developed through discussions between management and members of the Board and its committees. Information and data that are important to the issues to be considered are distributed in advance of each meeting. Board meetings and background materials focus on key strategic, operational, financial, governance and compliance matters applicable to us, including the following:

- Reviewing annual and longer-term strategic and business plans;
- Reviewing key product, industry and competitive issues;
- Reviewing and determining the independence of our directors;

- Reviewing and determining the qualifications of directors to serve as members of committees, including the financial expertise of members of the Audit Committee;
- Selecting and approving director nominees;
- Selecting, evaluating and compensating the Chief Executive Officer;
- Reviewing and discussing succession planning for the senior management team, and for lower management levels to the extent appropriate;
- Reviewing and approving material investments or divestitures, strategic transactions and other significant transactions that are not in the ordinary course of business;
- Evaluating the performance of the Board;
- Overseeing our compliance with legal requirements and ethical standards; and
- Overseeing our financial results.

Executive Sessions

After each regularly scheduled Board meeting, the independent members of our Board hold a separate closed meeting, referred to as an "executive session." These executive sessions are used to discuss such topics as the independent directors deem necessary or appropriate. At least annually, the independent directors will hold an executive session to evaluate the Chief Executive Officer's performance and compensation. Executive sessions of the Board are led by the Lead Independent Director.

Succession Planning

Our Board recognizes the importance of effective executive leadership to Symantec's success, and meets to discuss executive succession planning at least annually.

THE BOARD AND ITS COMMITTEES

There are three primary committees of the Board: the Audit Committee, Compensation Committee and Nominating and Governance Committee. The Board has delegated various responsibilities and authorities to these different committees, as described below and in the committee charters. The Board committees regularly report on their activities and actions to the full Board. Each member of the Audit Committee, Compensation Committee and Nominating and Governance Committee was appointed by the Board. Each of the Board committees has a written charter approved by the Board and available on our website at *www.symantec.com/invest*, by clicking on "Company Charters," under "Investor Resources."

The following table shows our current directors, their independence status, their roles on the Board and its committees, and the number of meetings the Board and each of its committees held in fiscal 2012:

Director	Independent	Board	Audit	Compensation	Nominating & Governance
Stephen M. Bennett	No	Chair			
Michael A. Brown	Yes	Member		Chair	Member
Frank E. Dangeard	Yes	Member	Member		Member
Stephen E. Gillett	Yes	Member	Member		
Geraldine B. Laybourne	Yes	Member		Member	
David L. Mahoney	Yes	Member		Member	Chair
Robert S. Miller	Yes	Member	Member		Member
Daniel H. Schulman	Yes	Lead		Member	Member
V. Paul Unruh	Yes	Member	Chair		
Number of Meetings in Fiscal 2012		8	9	6	4

[Member icon] = Member [Chair icon] = Chair

Audit Committee

Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements, including oversight of our systems of internal controls and disclosure controls and procedures, compliance with legal and regulatory requirements, internal audit function and the appointment and compensation of our independent registered public accounting firm; oversees our accounting and financial reporting processes and the audits of our financial statements, including oversight of our systems of internal controls and disclosure controls and procedures, compliance with legal and regulatory requirements, internal audit function and the appointment and compensation of our independent registered public accounting firm; reviews and evaluates the independence and performance of our independent registered public accounting firm; and facilitates communication among our independent registered public accounting firm, our financial and senior management and our Board.

Each member is an independent director as defined by current NASDAQ listing standards for Audit Committee membership. Our Board has unanimously determined that all Audit Committee members are financially literate under current NASDAQ listing standards, and at least one member has financial sophistication under NASDAQ listing standards. In addition, our Board has unanimously determined that V. Paul Unruh qualifies as an "audit committee financial expert" under SEC rules and regulations. Mr. Unruh is independent as defined by current NASDAQ listing standards for Audit Committee membership. Designation as an "audit committee financial expert" is an SEC disclosure requirement and does not impose any additional duties, obligations or liability on any person so designated.

Compensation Committee

Our Compensation Committee reviews and recommends to the independent directors of our Board all compensation arrangements for our Chief Executive Officer; reviews and approves all compensation arrangements for our other executive officers; reviews the overall strategy for employee compensation including review of compensation-related risk management; administers our equity incentive plans; reviews and recommends to the Board compensation for non-employee members of the Board; and reviews and discusses with management our company's disclosures under the caption "Compensation Discussion & Analysis" for use in our proxy statements and reports filed with the SEC.

Each member is an independent director as defined by current NASDAQ listing standards.

The Compensation Committee has retained Mercer, an outside consulting firm, to provide advice and ongoing recommendations on executive compensation matters. The Compensation Committee consulted with Mercer on certain executive compensation matters during fiscal year 2012. As the Compensation Committee requested and to assist the Compensation Committee as it made decisions with respect to compensation matters, Mercer provided certain qualitative and quantitative information regarding compensatory practices in the market for executive talent, analyzed existing Symantec executive compensation arrangements, and was available to the Compensation Committee to provide technical and other information it requested in connection with performing its function throughout the fiscal year 2012. Mercer's role during fiscal year 2012 is further discussed in the Compensation Discussion & Analysis section.

Nominating and Governance Committee

Our Nominating and Governance Committee identifies, considers and nominates candidates for membership on our Board; develops, recommends and evaluate corporate governance standards and a code of business conduct and ethics applicable to our Company; oversees and reviews our policies and programs concerning to corporate citizenship and social responsibility, including charitable giving and political activities and expenditures; implements and oversees a process for evaluating our Board and its committees; oversees our Board's evaluation of our Chief Executive Officer; makes recommendations regarding the structure and composition of our Board and Board committees; and advises the Board on corporate governance matters.

Each member is an independent director as defined by current NASDAQ listing standards.

DIRECTOR NOMINATIONS AND COMMUNICATION WITH DIRECTORS

Criteria for Nomination to the Board

The Nominating and Governance Committee will consider candidates submitted by Symantec stockholders, as well as candidates recommended by directors and management, for nomination to the Board. The Nominating and Governance Committee has generally identified nominees based upon suggestions by outside directors, management and executive recruiting firms. The goal of the Nominating and Governance Committee is to assemble a Board that offers a diverse portfolio of perspectives, backgrounds, experiences, knowledge and skills derived from high-quality business and professional experience. The Nominating and Governance Committee annually reviews the appropriate skills and characteristics required of directors in the context of the current composition of the Board, our operating requirements and the long-term interests of our stockholders.

The key attributes, experience and skills we consider important for our directors in light of our current business and structure are:

- *Industry and Technology Expertise.* Since we are a technology and software provider, education or experience in relevant technology is useful in understanding our research and development efforts, competing technologies, the various products and processes that we develop, and the market segments in which we compete.
- *Global Expertise.* We are a global organization with offices in many countries. Directors with global expertise can provide a useful business and cultural perspective regarding many significant aspects of our business.
- *Leadership Experience.* Directors who have served in senior leadership positions are important to us, because they bring experience and perspective in analyzing, shaping, and overseeing the execution of important operational and policy issues at a senior level.
- *Public Company Board Experience.* Directors who have served on other public company boards can offer advice and insights with regard to the dynamics and operation of a board of directors; the relations of a board to the CEO and other management personnel; the importance of particular agenda and oversight matters; and oversight of a changing mix of strategic, operational, and compliance-related matters.
- *Mergers and Acquisitions (M&A) Experience.* Directors who have a background in M&A transactions can provide insight into developing and implementing strategies for growing our business through combination with other organizations.
- *Financial Expertise.* Knowledge of financial markets, financing operations, and accounting and financial reporting processes is important because it assists our directors in understanding, advising, and overseeing Symantec's capital structure, financing and investing activities, financial reporting, and internal control of such activities.
- *Diversity.* In addition to a diverse portfolio of professional background, experiences, knowledge and skills, the composition of the Board should reflect the benefits of diversity as to gender, race and ethnic background.

The information provided under "Director Qualifications" below each of the brief biographical descriptions set forth under Proposal 1. "Election of Directors — Nominees for Director" below includes the key individual attributes, experience and skills of each of our directors that led to the conclusion that each director should serve as a member of the board of directors at this time.

Process for Identifying and Evaluating Nominees

The Nominating and Governance Committee considers candidates by first evaluating the current members of the Board who intend to continue in service, balancing the value of continuity of service with that of obtaining new perspectives, skills and experience. If the Nominating and Governance Committee determines that an opening exists, it identifies the desired skills and experience of a new nominee, including the need to satisfy rules of the SEC and NASDAQ.

The Nominating and Governance Committee generally will evaluate each candidate based on the extent to which the candidate contributes to the range of talent, skill and expertise appropriate for the Board generally, as well as the candidate's integrity, business acumen, diversity, availability, independence of thought, and overall ability to represent the interests of Symantec's stockholders. The Nominating and Governance Committee does not assign specific weights to particular criteria, and no particular criterion is necessarily applicable to all prospective nominees. Although the Nominating and Governance Committee uses these and other criteria as appropriate to evaluate potential nominees, it has no stated minimum criteria for nominees. In addition, we do not have a formal written policy with regard to the consideration of diversity in identifying candidates; however, as discussed above, diversity is one of the numerous criteria the Nominating and Governance Committee reviews before recommending a candidate. We have from time to time engaged, for a fee, a search firm to identify and assist the Nominating and Governance Committee with identifying, evaluating and screening Board candidates for Symantec and may do so in the future.

Stockholder Proposals for Nominees

The Nominating and Governance Committee will consider potential nominees properly submitted by stockholders. Stockholders seeking to do so should provide the information set forth in our corporate Bylaws regarding director nominations. The Nominating and Governance Committee will apply the same criteria for candidates proposed by stockholders as it does for candidates proposed by management or other directors.

To be considered for nomination by the Nominating and Governance Committee at next year's annual meeting of stockholders, submissions by stockholders must be submitted by mail and must be received by the Corporate Secretary no later than May 7, 2013 to ensure adequate time for meaningful consideration by the Nominating and Governance Committee. Each submission must include the following information:

- the full name and address of the candidate;
- the number of shares of Symantec common stock beneficially owned by the candidate;
- a certification that the candidate consents to being named in the proxy statement and intends to serve on the Board if elected; and
- biographical information, including work experience during the past five years, other board positions, and educational background, such as is provided with respect to nominees in this proxy statement.

Information regarding requirements that must be followed by a stockholder who wishes to make a stockholder nomination for election to the Board for next year's annual meeting is described in this proxy statement under "Additional Information — Stockholder Proposals for the 2013 Annual Meeting."

Contacting the Board of Directors

Any stockholder who wishes to contact members of our Board may do so by mailing written communications to:

Symantec Corporation
350 Ellis Street
Mountain View, California 94043
Attn: Corporate Secretary

The Corporate Secretary will review all such correspondence and provide regular summaries to the Board or to individual directors, as relevant, will retain copies of such correspondence for at least six months, and make copies of such correspondence available to the Board or individual directors upon request. Any correspondence relating to accounting, internal controls or auditing matters will be handled in accordance with Symantec's policy regarding accounting complaints and concerns.

Attendance of Board Members at Annual Meetings

We encourage our directors to attend our annual meetings of stockholders. All directors who were elected to the Board at our 2011 Annual Meeting were in attendance at the meeting.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board of Directors currently consists of nine directors, each of whom is nominated and standing for election at the Annual Meeting. Each director is elected to serve a one-year term, with all directors subject to annual election.

Unless proxy cards are otherwise marked, the persons named as proxies will vote all proxies **FOR** the election of each nominee named in this section. Proxies submitted to Symantec cannot be voted at the Annual Meeting for nominees other than those nominees named in this proxy statement. However, if any director nominee is unable or unwilling to serve at the time of the Annual Meeting, the persons named as proxies may vote for a substitute nominee designated by the Board. Alternatively, the Board may reduce the size of the Board. Each nominee has consented to serve as a director if elected, and the Board does not believe that any nominee will be unwilling or unable to serve if elected as a director. Each director will hold office until the next annual meeting of stockholders and until his or her successor has been duly elected and qualified or until his or her earlier resignation or removal.

Nominees for Director

At the recommendation of the Nominating and Governance Committee, our Board has nominated the following nominees listed below to serve as directors for the term beginning at the Annual Meeting. The names of each nominee for director, their ages as of August 1, 2012, and other information about each nominee is shown below.

Nominee	Age	Principal Occupation	Director Since
Stephen M. Bennett	58	Chairman of the Board, President and Chief Executive Officer	2010
Michael A. Brown	53	Chairman of the Board, Line 6, Inc.	2005
Frank E. Dangeard	54	Managing Partner, Harcourt	2007
Stephen E. Gillett	36	Executive Vice President and President, Best Buy Digital, Global Marketing and Strategy, Best Buy Co., Inc.	2012
Geraldine B. Laybourne	65	Chairman of the Board, Alloy, Inc.	2008
David L. Mahoney	58	Director	2003
Robert S. Miller	70	Chief Executive Officer, Hawker Beechcroft, Inc.	1994
Daniel H. Schulman	54	Group President- Enterprise Growth, American Express	2000
V. Paul Unruh	63	Director	2005

Mr. Bennett has served as a member of our Board since February 2010, our Chairman of the Board since October 2011 and as our President and Chief Executive Officer since July 2012. Mr. Bennett was President and Chief Executive Officer of Intuit, Inc. from January 2000 to January 2008. Prior to Intuit, Mr. Bennett was at General Electric Corporation (GE) for 23 years. From December 1999 to January 2000, he was an executive vice president and a member of the board of directors of GE Capital, the financial services subsidiary of GE. From July 1999 to November 1999, he was President and Chief Executive Officer of GE Capital e-Business, and he was President and Chief Executive Officer of GE Capital Vendor Financial Services from April 1996 through June 1999. Mr. Bennett also serves as a director of Qualcomm Incorporated, AMR Corporation and a private company. He has previously served as a director of a variety of companies, including Intuit, Inc. and Sun Microsystems, Inc. He holds a degree in finance and real estate from the University of Wisconsin.

Director Qualifications:

- *Industry and Technology Experience* — former President and Chief Executive Officer of Intuit, Inc. and various current and former Board directorships, including Qualcomm Incorporated and Sun Microsystems, Inc.
- *Leadership Experience* — former President and Chief Executive Officer of Intuit, Inc. and various executive management positions at General Electric Corporation.

- *Public Company Board Experience* — currently serves on the board of Qualcomm Incorporated and AMR Corporation, and served on the boards of Intuit, Inc. and Sun Microsystems, Inc.
- *Financial Experiences* — former President and Chief Executive Officer of Intuit, Inc., executive management positions at GE, including GE Capital and GE Capital Vendor Financial Services.

Mr. Brown has served as a member of our Board since July 2005 following the acquisition of Veritas. Mr. Brown had served on the Veritas board of directors since 2003. Mr. Brown is currently the Chairman of Line 6, Inc., a provider of musical instruments, amplifiers and audio gear that incorporate digital signal processing. From 1984 until September 2002, Mr. Brown held various senior management positions at Quantum Corporation, a leader in computer storage products, and most recently as Chief Executive Officer from 1995 to 2002 and Chairman of the Board from 1998 to 2003. Mr. Brown is a member of the board of directors of Quantum Corporation and three private companies. He has previously served as a director of a variety of public companies, including Digital Impact, Maxtor Corporation and Nektar Therapeutics. Mr. Brown holds a master's of business administration from Stanford Business School and a bachelor's degree from Harvard University.

Director Qualifications:

- *Industry and Technology Experience* — former Chief Executive Officer and Chairman of Quantum Corporation; current member of the boards of Quantum Corporation and Mozes; former member of the boards of Equal Logic and Digital Impact.
- *Leadership Experience* — Chairman of Line 6, Inc. and former Chief Executive Officer and Chairman of Quantum Corporation.
- *Public Company Board Experience* — served as Chairman of Quantum Corporation and as a board member of Nektar Therapeutics, Maxtor Corporation and Digital Impact.
- *Financial Experiences* — Chairman of Line 6, former Chief Executive Officer of Quantum; former Chairman of Equal Logic; and serves on the Audit Committee of Line 6 and served on the Audit Committee of Digital Impact.

Mr. Dangeard has served as a member of our Board since January 2007. He has been the Managing Partner of Harcourt, an advisory and investment firm, since March 2008. Mr. Dangeard was Chairman and Chief Executive Officer of Thomson S.A., a provider of digital video technologies, solutions and services, from September 2004 to February 2008. From September 2002 to September 2004, he was Deputy CEO of France Telecom, a global telecommunications operator. From 1997 to 2002, Mr. Dangeard was Senior Executive Vice President of Thomson and Vice Chairman in 2000. Prior to joining Thomson, Mr. Dangeard was managing director of SG Warburg & Co. Ltd. from 1989 to 1997, and Chairman of SG Warburg France from 1995 to 1997. Prior to that, Mr. Dangeard was a lawyer with Sullivan & Cromwell LLP, in New York and London. Mr. Dangeard also serves on the boards of Moser Baer, SonaeCom SGPS and Telenor. He is also Chairman of Atari. Mr. Dangeard has previously served as a director of a variety of companies, including Thomson S.A. and Electricité de France S.A. He graduated from the École des Hautes Études Commerciales, the Paris Institut d'Études Politiques and from Harvard Law School.

Director Qualifications:

- *Industry and Technology Experience* — former Chairman and Chief Executive Officer of Thomson S.A. and former Deputy CEO of France Telecom
- *Global Expertise* — Member of the boards of Telenor (Norway), SonaeCom (Portugal), MoserBaer (India); former Chairman and Chief Executive Officer of Thomson S.A. (France); and former Deputy CEO of France Telecom (France).
- *Leadership Experience* — Managing Partner of Harcourt, Chairman of Atari, former Chairman and Chief Executive Officer of Thomson S.A., Deputy CEO of France Telecom, Chairman of SG Warburg France and Managing Director of SG Warburg & Co. Ltd.
- *Public Company Board Experience* — current member of the boards of Telenor, Atari, Moser Baer and SonaeCom SGPS; and former member of the board of Electricite de France S.A., Thomson S.A.

- *M&A Experience* — Chairman of SG Warburg France and lawyer at Sullivan & Cromwell LLP
- *Financial Experiences* — Chairman of the Audit Committee of Atari, former Chairman and Chief Executive Officer of Thomson, former Deputy CEO of France Telecom, member of the Audit Committee of Moser Baer and former Chairman of the Audit Committee of Electricite de France.

Mr. Gillett has served as a member of our Board since January 2012. He has served as Executive Vice President and President, Best Buy Digital, Global Marketing and Strategy of Best Buy Co., Inc., since March 2012. From May 2008 to March 2012, Mr. Gillett was Executive Vice President, Digital Ventures and Chief Information Officer at Starbucks, Inc. Mr. Gillett served as Chief Information Officer of Corbis Corporation, a digital media company, from May 2006 to May 2008. Prior to his role at Corbis, Mr. Gillett held senior technology positions with various technology companies including Yahoo! Inc., CNET Networks and Sun Microsystems, Inc. He received a bachelor's degree from University of Oregon and a master's degree in business administration from San Francisco State University.

Director Qualifications:

- *Industry and Technology Expertise* — currently Executive Vice President and President of Best Buy Digital, Global Marketing and Strategy of Best Buy Co., Inc.; former Executive Vice President, Digital Ventures and Chief Information Officer at Starbucks, Inc., former Chief Information Officer of Corbis Corporation and additional senior technology positions with various technology companies including Yahoo! Inc., CNET Networks and Sun Microsystems, Inc.
- *Global Expertise* — currently Executive Vice President and President of Best Buy Digital, Global Marketing and Strategy of Best Buy Co., Inc. and former Executive Vice President, Digital Ventures and Chief Information Officer at Starbucks, Inc.
- *Leadership Experience* — currently Executive Vice President and President of Best Buy Digital, Global Marketing and Strategy of Best Buy Co., Inc.; former Executive Vice President, Digital Ventures and Chief Information Officer at Starbucks, Inc., former Chief Information Officer of Corbis Corporation and additional senior technology positions with various technology companies including Yahoo! Inc., CNET Networks and Sun Microsystems, Inc.
- *Financial Expertise* — former Executive Vice President, Digital Ventures and Chief Information Officer at Starbucks, Inc.

Ms. Laybourne has served as a member of our Board since January 2008. She has been the Chairman of Alloy, Inc., a private media company, since November 2010. She founded Oxygen Media in 1998 and served as its Chairman and Chief Executive Officer until November 2007 when the network was acquired by NBC Universal. Prior to starting Oxygen Media, Ms. Laybourne spent 16 years at Nickelodeon. From 1996 to 1998, Ms. Laybourne was President of Disney/ABC Cable Networks where she was responsible for overseeing cable programming for the Walt Disney Company and ABC. Ms. Laybourne also serves on the boards of Electronic Arts, Inc. and J.C. Penney Company, Inc. She earned a bachelor of arts degree in art history from Vassar College and a master of science degree in elementary education from the University of Pennsylvania.

Director Qualifications:

- *Leadership Experience* — Chairman of the Board of Alloy, Inc., Founder and former Chairman and Chief Executive Officer of Oxygen Media LLC, President of Disney/ABC Cable Networks, President of Nickelodeon and Vice Chairman of MTV Networks.
- *Public Company Board Experiences* — current board member of Electronic Arts, Inc. and J.C. Penney Company, Inc. Former board member of Move, Inc.
- *M&A Experience* — Founder, former Chairman and Chief Executive Officer of Oxygen Media LLC until it was acquired by NBC Universal.

Mr. Mahoney has served as a member of our Board since April 2003. Mr. Mahoney previously served as co-Chief Executive Officer of McKesson HBOC, Inc., a healthcare services company, and as Chief Executive Officer of iMcKesson LLC, also a healthcare services company, from July 1999 to February 2001. Mr. Mahoney is a member of the board of directors of Corcept Therapeutics Incorporated, and several private and non-profit organizations. He has previously served as a director of a variety of companies, including Tercica Incorporated. Mr. Mahoney has a bachelor's degree from Princeton University and a master's of business administration from Harvard University.

Director Qualifications:

- *Industry and Technology Experience* — Co-Chief Executive Officer of McKesson HBOC, Inc., Chief Executive Officer of iMcKesson LLC, various executive roles at McKesson Corporation, Principal at McKinsey & Co.
- *Leadership Experience* — Co-Chief Executive Officer of McKesson HBOC, Inc., Chief Executive Officer of iMcKesson LLC, various executive roles at McKesson Corporation, Principal at McKinsey & Co.
- *Public Company Experience* — currently serves on the board of Corcept Therapeutics and served on the board of Tercica Incorporated.
- *M&A Experience* — Co-Chief Executive Officer of McKesson HBOC, Inc., Chief Executive Officer of iMcKesson LLC, various executive roles at McKesson Corporation, Principal at McKinsey & Co.
- *Financial Experiences* — former roles at McKesson HBOC, serves on the Audit Committee of Corcept Therapeutics and served on the Audit Committee of Tercica Incorporated.

Mr. Miller has served as a member of our Board since September 1994. Mr. Miller has served as Chief Executive Officer of Hawker Beechcraft, an aircraft manufacturing company, since February 2012. Mr. Miller served as Executive Chairman of Delphi Corporation, an auto parts supplier from January 2007 until November 2009 and as Chairman and Chief Executive Officer from July 2005 until January 2007. From January 2004 to June 2005, Mr. Miller was non-executive Chairman of Federal Mogul Corporation, an auto parts supplier. From September 2001 until December 2003, Mr. Miller was Chairman and Chief Executive Officer of Bethlehem Steel Corporation, a large steel producer. Prior to joining Bethlehem Steel, Mr. Miller served as Chairman and Chief Executive Officer on an interim basis upon the departure of Federal Mogul's top executive in September 2000. Hawker Beechcraft filed a voluntary petition for reorganization under the United States Bankruptcy Code (USBC) in May 2012; Delphi Corporation and certain of its subsidiaries filed voluntary petitions for reorganization under the USBC in October 2005; and Federal Mogul Corporation and Bethlehem Steel Corporation and certain of their subsidiaries, filed voluntary petitions for reorganization under the USBC in October 2001. Mr. Miller is currently Chairman of American International Group (AIG), an insurance and financial services organization, and MidOcean Partners, a private equity firm specializing in leveraged buyouts, recapitalizations and growth capital investments in middle-market companies. Mr. Miller is also a member of the board of directors of Hawker Beechcraft and another private company in addition to AIG and MidOcean Partners. Mr. Miller has previously served as a director of a variety of companies, including Delphi Corporation. Mr. Miller earned a degree in economics from Stanford University, a law degree from Harvard Law School and a master's of business administration, majoring in finance from Stanford Business School.

Director Qualifications:

- *Global Expertise* — Chief Executive Officer of Hawker Beechcraft, Inc. and Chairman of AIG.
- *Leadership Experience* — Chief Executive Officer of Hawker Beechcraft, Inc.; Chairman of AIG and Mid Ocean Partners; former Chairman and Chief Executive Officer of Delphi Corporation; former Chairman and Chief Executive Officer of Federal Mogul Corporation; and former Chairman and Chief Executive Officer of Bethlehem Steel Corporation.
- *Public Company Board Experience* — currently serves on the boards of Hawker Beechcraft Inc. and AIG and served on the boards of UAL Corporation and Delphi Corporation.
- *M&A Experience* — Chief Executive Officer of Hawker Beechcraft, Inc.
- *Financial Experiences* — serves on the Audit Committee of AIG and served on the Audit Committees of UAL Corporation, Reynolds American, Waste Management and Pope & Talbot.

Mr. Schulman has served as a member of our Board since March 2000. Mr. Schulman has served as Group President, Enterprise Group of American Express, a financial products and travel-related services provider, since August 2010. Mr. Schulman was President, Prepaid Group of Sprint Nextel Corporation, a cellular phone service provider, from November 2009 until August 2010, when Sprint Nextel acquired Virgin Mobile USA, a cellular phone service provider. Mr. Schulman served as Chief Executive Officer of Virgin Mobile USA from September 2001 to November 2009, and a member of the board of directors of Virgin Mobile USA from October 2001 to November 2009. From May 2000 until May 2001, Mr. Schulman was President and Chief Executive Officer of priceline.com Incorporated, an online travel company, after serving as President and Chief Operating Officer from July 1999. He is a member of the board of directors of Flextronics International Ltd. and a non-profit company. He received a bachelor's degree in economics from Middlebury College, and a master's degree in business administration, majoring in Finance, from New York University.

Director Qualifications:

- *Industry and Technology Experience* — Group President, Enterprise Group of American Express and former Chief Executive Officer and Chief Operating Officer of priceline.com.
- *Leadership Experience* — Group President, Enterprise Group of American Express, former President, Prepaid Group of Sprint Nextel Corporation, former Chief Executive Officer of Virgin Mobile USA and former Chief Executive Officer and Chief Operating Officer of priceline.com.
- *Public Company Board Experience* — currently serves on the board of Flextronics International Ltd and served on the board of Virgin Mobile USA.
- *M&A Experience* — former Chief Executive Officer of Virgin Mobile USA.
- *Financial Experiences* — Group President, Enterprise Group of American Express, former President, Prepaid Group of Sprint Nextel Corporation, former Chief Executive Officer of Virgin Mobile USA and former Chief Executive Officer and Chief Operating Officer of priceline.com.

Mr. Unruh has served as a member of our Board since July 2005 following the acquisition of Veritas. Mr. Unruh had served on Veritas' board of directors since 2003. Mr. Unruh retired as Vice Chairman of Bechtel Group, Inc., a global engineering and construction services company, in June 2003. During his 25-year tenure at Bechtel Group, he held a number of management positions including Treasurer, Controller, and Chief Financial Officer. Mr. Unruh also served as President of Bechtel Enterprises, the finance, development and ownership arm from 1997 to 2001. He is a member of the board of directors of Move, Inc., Heidrick & Struggles International, Inc., and three private companies. Mr. Unruh is a certified public accountant.

Director Qualifications:

- *Global Expertise* — former Vice Chairman and various executive positions of Bechtel Group, Inc. and former President of Bechtel Enterprises.
- *Leadership Experience* — former Vice Chairman and various executive positions of Bechtel Group, Inc. and former President of Bechtel Enterprises.
- *Public Company Board Experience* — currently serves on the boards of Move, Inc. and Heidrick & Struggles International Inc.
- *M&A Experience* — former board member of Veritas Corporation.
- *Financial Experiences* — a certified public accountant; former Chief Financial Officer, Treasurer and Controller of Bechtel Group, Inc.; former President of Bechtel Enterprises; and serves on the Audit Committees of Move, Inc. and Heidrick & Struggles International, Inc.

Summary of Director Qualifications and Experience

	Bennett	Brown	Dangeard	Gillett	Laybourne	Mahoney	Miller	Schulman	Unruh
Industry and Technology Expertise.	√	√	√	√		√		√	√
Global Expertise.			√	√			√		√
Leadership Experience.	√	√	√	√	√	√	√	√	√
Public Company Board Experience.	√	√	√		√	√	√	√	√
Mergers and Acquisitions (M&A) Experience.			√		√	√	√	√	√
Financial Expertise.	√	√	√	√		√	√	√	√
Diversity.					√				

Director Compensation

The following table provides information for fiscal year 2012 compensation for all of our non-employee directors:

Fiscal Year 2012 Director Compensation

Name	Fees Earned or Paid in Cash ($)(1)(2)	Stock Awards ($)(3)(4)	Option Awards ($)(5)	Total ($)
Stephen M. Bennett(6)	15,025	293,381(7)	—	308,406
Michael A. Brown	95,006	199,994	—	295,000
William T. Coleman	70,006	199,994	—	270,000
Frank E. Dangeard	85,006	199,994	—	285,000
Stephen E. Gillett(8)	13,093	37,363(9)	—	50,456
Geraldine B. Laybourne	65,006	199,994	—	265,000
David L. Mahoney	85,006	199,994	—	285,000
Robert S. Miller(10)	65,007	249,993(7)	—	315,000
Daniel H. Schulman	95,006	199,994	—	295,000
V. Paul Unruh	110,006	199,994	—	310,000

(1) Non-employee directors receive an annual retainer fee of $50,000 plus an additional annual fee of $15,000 (Compensation Committee and Nominating and Governance Committee) or $20,000 (Audit Committee) for membership on each committee. The chair of each committee receives an additional annual fee of $15,000 (Compensation Committee and Nominating and Governance Committee) or $25,000 (Audit Committee).

(2) Includes cash payout of $5.60 for fractional share from stock awards granted to Messrs. Bennett, Brown, Coleman, Dangeard, Mahoney, Miller, Schulman and Unruh and Ms. Laybourne.

(3) Amounts shown in this column reflect the aggregate full grant date fair value calculated in accordance with FASB Accounting Standards Codification Topic 718 for awards granted during the fiscal year.

(4) Messrs. Bennett, Brown, Coleman, Dangeard, Mahoney, Miller, Schulman and Unruh and Ms. Laybourne were each granted 10,152 restricted stock units on May 16, 2011, with a per share fair value of $19.70 and a full grant date fair value of $199,994.

(5) In fiscal years 2012, 2011 and 2010, there were no stock option grants to any person who served as a non-employee director. The outstanding stock options held by each non-employee director at 2012 fiscal year-end were: Mr. Brown (175,630), Mr. Mahoney (106,000), Mr. Miller (84,000), Mr. Schulman (36,000), and Mr. Unruh (180,630).

(6) Mr. Bennett was appointed independent Chairman of the Board, effective October 25, 2011. As a result, Mr. Bennett received a prorated fee for his role as independent Chairman, which he elected to receive in the form of our common stock. Accordingly, he was granted 2,339 restricted stock units on October 25, 2011, with a per share value of $18.55 and a full grant date fair value of $43,388. A cash payout of $18.14 for a fractional share is reported in the "Fees Earned or Paid in Cash" column in the table above.

(7) In lieu of cash, Messrs. Bennett and Miller each received 100% of their annual retainer fee of $50,000 in the form of our common stock. Accordingly, pursuant to the terms of the 2000 Director Equity Incentive Plan, they were each granted 2,538 shares at a per share fair value of $19.70 and a full grant date fair value of $49,999. The balance of their fees was paid in cash as reported in the "Fees Earned or Paid in Cash" column in the table above.

(8) Mr. Gillett was appointed to the Board effective January 30, 2012. Accordingly, he received prorated compensation under the director compensation policies described below.

(9) Since Mr. Gillett was appointed to the Board after the beginning of the fiscal year, he was granted a prorated award of 2,193 restricted stock units on January 30, 2012, with a per share value of $17.03 and a full grant date fair value of $37,347. A cash payout of $15.85 for fractional share from the stock award is reported in the "Fees Earned or Paid in Cash" column in the table above.

(10) Mr. Miller received an additional annual fee in the amount of $30,000 for his role as Lead Independent Director.

The policy of the Board is that compensation for independent directors should be a mix of cash and equity-based compensation. Symantec does not pay employee directors for Board service in addition to their regular employee compensation. Independent directors may not receive consulting, advisory or other compensatory fees from us. The Compensation Committee, which consists solely of independent directors, has the primary responsibility to review and consider any revisions to directors' compensation.

Director Stock Ownership Guidelines: Since May 2007, the Compensation Committee has instituted the following stock ownership guidelines to better align our directors' interests with those of our stockholders:

- Directors must maintain a minimum holding of 10,000 shares of Company stock;
- New directors will have three years to reach the minimum holding level; and
- Notwithstanding the foregoing, directors may sell enough shares to cover their income tax liability on vested grants.

Annual Fees: In accordance with the recommendation of the Compensation Committee, the Board determined the non-employee directors' compensation for fiscal year 2012 as follows:

- $50,000 annual cash retainer
- $15,000 annual fee for committee membership ($20,000 for Audit Committee membership)
- $15,000 annual fee for chairing a committee of the Board ($25,000 for chairing the Audit Committee)
- $30,000 annual fee for the Lead Independent Director
- $100,000 annual fee for the independent Chairman

The payment of the annual cash retainer is subject to the terms of the 2000 Director Equity Incentive Plan, as amended, which allows directors to choose to receive common stock in lieu of cash for all or a portion of the retainer payable to each director for serving as a member. We pay the annual retainer fee and any additional annual fees to each director at the beginning of the fiscal year. Directors who join the Company after the beginning of the fiscal year receive a prorated cash payment in respect of their annual retainer fee and fees. These payments are considered earned when paid. Accordingly, we do not require them to be repaid in the event a director ceases serving in the capacity for which he or she was compensated.

Annual Equity Awards. All grants to non-employee directors will be made on a discretionary basis under the 2004 Equity Incentive Plan. Pursuant to a Non-Employee Director Grant Policy adopted by our Board, each non-employee member of the Board receives an annual award of fully-vested restricted stock having a fair market value on the grant date equal to a pre-determined dollar value, which was $200,000 during fiscal 2012. The restricted stock awards granted for fiscal year 2012 were granted on May 16, 2011 and are fully vested.

Since the beginning of fiscal year 2007, we have not made option grants to our directors. Option grants made to our non-employee directors in fiscal 2006 and prior years were subject to a four-year vesting schedule. In the event of a merger or consolidation in which Symantec is not the surviving corporation or another similar change in control transaction involving Symantec, all unvested stock option and restricted stock unit awards made to non-employee directors under the programs described above will accelerate and vest in full.

Symantec stock ownership information for each of our directors is shown under the heading "Security Ownership of Certain Beneficial Owners and Management" on page 32 of this proxy statement.

THE BOARD RECOMMENDS A VOTE *"FOR"* ELECTION OF EACH OF THE NINE NOMINATED DIRECTORS.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed KPMG LLP as Symantec's principal independent registered public accounting firm to perform the audit of Symantec's consolidated financial statements for fiscal year 2013. As a matter of good corporate governance, the Audit Committee has decided to submit its selection of independent audit firm to stockholders for ratification. In the event that this appointment of KPMG is not ratified by a majority of the shares of common stock present or represented at the Annual Meeting and entitled to vote on the matter, the Audit Committee will review its future selection of KPMG as Symantec's independent registered public accounting firm.

The Audit Committee first approved KPMG as our independent auditors in September 2002, and KPMG audited Symantec's financial statements for Symantec's 2012 fiscal year. Representatives of KPMG are expected to be present at the meeting, in which case they will be given an opportunity to make a statement at the meeting if they desire to do so, and will be available to respond to appropriate questions.

Principal Accountant Fees and Services

We regularly review the services and fees from our independent registered public accounting firm, KPMG. These services and fees are also reviewed with the Audit Committee annually. In accordance with standard policy, KPMG periodically rotates the individuals who are responsible for Symantec's audit. Symantec's Audit Committee has determined that the providing of certain non-audit services, as described below, is compatible with maintaining the independence of KPMG.

In addition to performing the audit of Symantec's consolidated financial statements, KPMG provided various other services during fiscal years 2012 and 2011. Symantec's Audit Committee has determined that KPMG's provisioning of these services, which are described below, does not impair KPMG's independence from Symantec. The aggregate fees billed for fiscal years 2012 and 2011 for each of the following categories of services are as follows:

Fees Billed to Symantec	2012	2011
Audit fees(1)	$ 9,240,888	$ 9,600,201
Audit related fees(2)	802,098	880,979
Tax fees(3)	122,734	60,787
All other fees(4)	134,818	41,628
Total fees	$10,300,538	$10,583,595

The categories in the above table have the definitions assigned under Item 9 of Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and these categories include in particular the following components:

(1) *"Audit fees"* include fees for audit services principally related to the year-end examination and the quarterly reviews of Symantec's consolidated financial statements, consultation on matters that arise during a review or audit, review of SEC filings, audit services performed in connection with Symantec's acquisitions and statutory audit fees.

(2) *"Audit related fees"* include fees which are for assurance and related services other than those included in Audit fees.

(3) *"Tax fees"* include fees for tax compliance and advice.

(4) *"All other fees"* include fees for all other non-audit services, principally for services in relation to certain information technology audits.

An accounting firm other than KPMG performs supplemental internal audit services for Symantec. Another accounting firm provides the majority of Symantec's outside tax services.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

All of the services relating to the fees described in the table above were approved by the Audit Committee.

THE BOARD RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 2

PROPOSAL NO. 3

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

In accordance with Section 14A of the Exchange Act, stockholders are entitled to cast an advisory vote to approve the compensation of our named executive officers, as disclosed in this proxy statement. Accordingly, you are being asked to vote on the following resolution at the Annual Meeting:

"**Resolved**, that the compensation paid to Symantec Corporation's named executive officers, as disclosed in this proxy statement pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion & Analysis, compensation tables and narrative discussion, is hereby approved."

As described more fully in the Compensation Discussion & Analysis section of this proxy statement, our named executive officers are compensated in a manner consistent with our pay-for-performance philosophy and corporate governance best practices. A few highlights, which are discussed further in the Compensation Discussion & Analysis, are:

- For fiscal 2012, approximately 91% of our former CEO's target total direct compensation was at risk and, on average, approximately 89% of the target total direct compensation for our other named executive officers was at risk.
- In fiscal 2012, we granted performance-based restricted stock units to our named executive officers in lieu of stock option grants. Our performance-based restricted units program uses non-GAAP EPS and relative total stockholder return as performance metrics, two metrics strongly tied to long-term stockholder value creation. As a result, approximately 68% of the target value of our former CEO's fiscal 2012 equity compensation was in the form of performance-based restricted stock units and approximately 32% was in the form of time-based restricted stock units.
- In April 2012, we enhanced our long-standing stock ownership guidelines for our executive officers, requiring them to hold a higher minimum value in shares so that they have an even greater financial stake in our company, thereby further aligning the interests of our executive officers with those of our stockholders.
- We do not provide for gross-ups of excise tax values under Section 4999 of the Internal Revenue Code, and any potential severance payments are well under 3 times our executive officers' total target cash compensation.
- We have clawback provisions, providing for the return of any excess compensation received by an executive officer if our financial statements are the subject of a restatement due to error or misconduct.
- Our executive officers are prohibited from short-selling Symantec stock or engaging in transactions involving Symantec-based derivative securities.
- While our cash incentive compensation is designed to reward outstanding performance of our executive officers, payouts under each plan are capped to discourage excessive or inappropriate risk taking by our executive officers.

We believe that our compensation program balances the interests of all of our constituencies — our stockholders, our executive officers, the remainder of our employee base, our business partners and our community by, among other things, focusing on achievement of corporate objectives, attracting and retaining highly-qualified executive management and maximizing long-term stockholder value. We encourage you to read the Compensation Discussion & Analysis, compensation tables and narrative discussion in this proxy statement.

The vote to approve the compensation of our named executive officers is advisory, and therefore not binding. Although the vote is non-binding, the Compensation Committee and the Board value your opinion and will consider the outcome of the vote in establishing compensation philosophy and making future compensation decisions.

THE BOARD RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 3

STOCKHOLDER PROPOSAL

Proposal 4 is a stockholder proposal. If the stockholder proponent, or representative who is qualified under state law, is present at the Annual Meeting and submits the proposal for a vote, then the proposal will be voted upon. The stockholder proposal is included in this proxy statement exactly as submitted by the stockholder proponent. The Board's recommendation on the proposal is presented immediately following the proposal. We will promptly provide you with the name, address and, to Symantec's knowledge, the number of voting securities held by the proponent of the stockholder proposal, upon receiving a written or oral request directed to: Symantec Corporation, Attn: Scott C. Taylor, Corporate Secretary, 350 Ellis Street, Mountain View, California 94043, telephone: (650) 527-8000.

PROPOSAL NO. 4

STOCKHOLDER PROPOSAL REGARDING EXECUTIVES TO RETAIN SIGNIFICANT STOCK

4 — Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding this policy before our next annual shareholder meeting.

Shareholders recommend that a percentage of at least 25% of net after-tax stock be required. This policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives. This proposal asks for a retention policy starting as soon as possible.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

The Corporate Library, an independent investment research firm rated our company "High Concern" in Executive Pay — $8 million for our CEO Enrique Salem.

This $8 million included $3 million in stock options and restricted stock units, both of which vest simply over time. Equity pay should include performance-vesting features. Moreover, market-priced stock options may provide rewards due to a rising market alone, regardless of an executive's performance. Furthermore, initial amounts were determined using only one-year performance periods, which is the antithesis of long-term equity pay.

In addition, The Corporate Library said the equity ownership guideline of 150,000 shares for our CEO was too low, considering he received 430,000 stock options and 120,000 restricted stock units in 2011. Finally, our CEO would potentially be entitled to $10 million for a change in control.

Robert Steve Miller was designated a "flagged (problem) director" by The Corporate Library due to his tenure on the Federal-Mogul board as it filed for bankruptcy. In spite of this Mr. Miller was given extra responsibilities and assigned to our audit and nomination committees. Our nomination committee also had two directors who received our highest negative votes, Michael Brown and Frank Dangeard. Mr. Dangeard was also on our audit committee.

Plus our company has taken no action in response to our 51% vote in 2011 for 10% of shareholders to be able to call a special meeting. Please encourage our board to respond positively to this proposal for improved governance:

Executives To Retain Significant Stock -Yes on 4.

Our Board of Directors' Statement in Opposition to Proposal 4

We believe that it is important that our compensation policies and practices firmly align the interests of our executive officers with those of our stockholders and encourage a focus on the Company's long-term success and performance. We further believe that our existing compensation policies and practices, which include (i) stock ownership requirements, (ii) anti-hedging and recoupment policies, and (iii) an appropriate mix of long-term equity incentive compensation, strike the appropriate balance; therefore, this proposal is unnecessary and not in the best interests of our stockholders.

Our executive officers are subject to stock ownership requirements that appropriately align their interests with the long-term interests of our stockholders. We believe that in order to better align the interests of our executive officers with those of our stockholders, our executive officers should have a financial stake in our company. Since October 2005, we have implemented stock ownership requirements for our executive officers. We review the requirements on an annual basis, and after further review of our peer group's stock ownership requirements in April 2012, we increased the minimum levels our executive officers are expected to hold so that our chief executive officer is now required to hold five times (5x) his base salary in Symantec shares. Mr. Salem, our former CEO, had a requirement to hold $4,000,000 worth of Symantec shares, and he held an amount that exceeded this requirement. Our chief financial officer is required to hold three times (3x) his base salary and the rest of the executive officers are required to hold two times (2x) their base salaries in Symantec shares. Stock options and unvested restricted stock awards or performance-based restricted stock units do not count towards satisfying our stock ownership guidelines. In addition, an executive officer who has not satisfied the applicable stock ownership level must retain at least 50% of all net (after-tax) equity grants until the required stock ownership level has been met. We found that our revised stock ownership and retention requirements are consistent with our peers' requirements.

Our existing anti-hedging and recoupment policies further align the interests of our executives with the long-term interests of stockholders. Our Insider Trading Policy prohibits our employees, including our executive officers, from short-selling our stock, engaging in transactions involving Symantec-based derivative securities, or otherwise hedging the economic risk of their Symantec shares. This policy ensures that executives bear the full economic risk and reward of share ownership with respect to their holdings. Moreover, our compensation plans contain recoupment (or "claw-back") provisions in which the executive may be required to pay back profit realized in the event of certain restatements of our financial statements. In addition, we require all executive officers to pre-clear any transactions involving Symantec shares with our Compliance Officer prior to entering into the transaction.

Our executive compensation program encourages a focus on long-term performance. A significant percentage (over 50%) of our executive officers' compensation consists of long-term equity incentive awards, which consists entirely of performance-based restricted stock units (PRUs) and restricted stock units (RSUs). PRUs are contingent upon the Company achieving certain performance metrics over a three-year period, and are only awarded if the performance metrics are met. RSUs vest over four years. In addition, under our Long Term Incentive Plan (LTIP), our executive officers are eligible to receive performance-based compensation after three years and contingent upon the Company's performance under the LTIP performance metrics. We believe our long-term performance compensation enhances the alignment to long-term financial performance of the Company.

A requirement for our executive officers to retain our stock until at least reaching normal retirement age could diminish our ability to attract and retain executive talent that is critical to our long-term success. In order to attract and retain executive executives in a competitive market, we must have a competitive compensation program, including our stock retention program. We have reviewed various data sources on the stock ownership requirements utilized by our peers, and, similar to our current program, under the executive compensation programs currently offered by our peers, executive officers are able to realize value from their equity awards during the course of their employment after they have reached their company's holding requirement threshold. If we imposed a post-employment holding requirement, it could diminish our ability to attract and retain executives or require us to compensate executives in other less effective ways to remain competitive. We believe it is in the best interests of our stockholders that we retain the flexibility to establish executive compensation programs that are competitive in attracting and retaining executives who can best drive long-term stockholder value.

Symantec has a strong and effective corporate structure practice. Symantec is committed to strong corporate governance practices, and this is reflected by its strong corporate governance ratings. For example, Institutional Shareholder Services (ISS) has given us a "Low Concern" rating in each of the four areas it evaluates our governance practices: Audit, Board Structure, Compensation and Shareholder Rights. In addition, ISS recommended a "FOR" vote in favor of our Board members who were up for reelection at our 2011 Annual Meeting of Stockholders, with members receiving between 99.1% to 82.5% of the votes cast.

For these reasons, the Board believes that our existing stock ownership requirements and other compensation programs and policies effectively facilitate significant stock ownership by our executive officers and that establishing a holding requirement until reaching normal retirement age would not be in the best interests of our stockholders.

THE BOARD RECOMMENDS A VOTE "AGAINST" PROPOSAL NO. 4. PROXIES RECEIVED BY THE COMPANY WILL BE VOTED "AGAINST" THIS PROPOSAL UNLESS OTHERWISE INSTRUCTED.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about Symantec's common stock that may be issued upon the exercise of options, warrants and rights under all of Symantec's existing equity compensation plans as of March 30, 2012:

	Equity Compensation Plan Information		
Plan Category	**Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights**	**Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights**	**Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))**
	(a)	**(b)**	**(c)**
Equity compensation plans approved by security holders	53,174,178	$12.66	105,825,922(1)
Equity compensation plans not approved by security holders	—(2)	—	—
Total	53,174,178	$12.66	105,825,922

(1) Represents 76,536 shares remaining available for future issuance under Symantec's 2000 Director Equity Incentive Plan, 209,599 shares remaining available for future issuance under Symantec's 2002 Executive Officer's Stock Purchase Plan, 25,926,967 shares remaining available for future issuance under Symantec's 2008 Employee Stock Purchase Plan and 79,612,820 shares remaining available for future issuance as stock options, restricted stock units or other awards permitted under Symantec's 2004 Equity Incentive Plan.

(2) Excludes outstanding options covering 4,559,986 shares as of March 30, 2012 that were assumed as part of the Veritas acquisition. Also excludes 1,066,836 outstanding options as of March 30, 2012 that were assumed as part of other acquisitions. The weighted average exercise price of these outstanding options was $19.16 as of March 30, 2012. In connection with these acquisitions, Symantec has only assumed outstanding options and rights, but not the plans themselves, and therefore, no further options or rights may be granted under these acquired-company plans.

OUR EXECUTIVE OFFICERS

The names of our current executive officers, their ages as of August 1, 2012, and their positions are shown below.

Name	Age	Position
Stephen M. Bennett	58	President and Chief Executive Officer
James A. Beer	51	Executive Vice President and Chief Financial Officer
Janice D. Chaffin	58	Group President, Consumer Business Unit
Andrew H. Del Matto	53	Senior Vice President and Chief Accounting Officer
Francis A. deSouza	41	Group President, Enterprise Products & Services
Rebecca Ranninger	53	Executive Vice President and Chief Human Resources Officer
William T. Robbins	44	Executive Vice President, Worldwide Sales & Services
Scott C. Taylor	48	Executive Vice President, General Counsel and Secretary
Rowan M. Trollope	39	Group President, SMB and Symantec.cloud

The Board chooses executive officers, who then serve at the Board's discretion. In connection with the resignation of Enrique Salem, our former President and Chief Executive Officer, effective July 24, 2012, the Board appointed Stephen M. Bennett to serve as our President and Chief Executive Officer in addition to his current role as Chairman of the Board effective July 25, 2012. There is no family relationship between any of the directors or executive officers and any other director or executive officer of Symantec.

For information regarding Mr. Bennett, please refer to Proposal 1, "Election of Directors — Nominees for Director" above.

Mr. Beer has served as our Executive Vice President and Chief Financial Officer since February 28, 2006. Prior to joining us, Mr. Beer was Senior Vice President and Chief Financial Officer of AMR Corporation and American Airlines, Inc., AMR's principal subsidiary, from January 2004 to February 2006. From September 1991 to January 2004, Mr. Beer held other various management positions in finance and operations at American Airlines including leading the airline's European and Asia Pacific businesses. Mr. Beer holds a bachelor of science in aeronautical engineering from Imperial College, London University and a master of business administration degree from Harvard Business School.

Ms. Chaffin has served as our Group President, Consumer Business Unit since April 2007. From May 2006 to April 2007, Ms. Chaffin served as our Executive Vice President and Chief Marketing Officer. Ms. Chaffin joined Symantec in May 2003 as Senior Vice President and Chief Marketing Officer. Prior to Symantec, Ms. Chaffin spent 21 years at Hewlett-Packard Company, a global provider of products, technologies, solutions and services, where she held a variety of marketing and business management positions and most recently served as Vice President of Enterprise Marketing and Solutions. Ms. Chaffin is a member of the board of directors of International Game Technology (IGT). She graduated summa cum laude from the University of California, San Diego with a bachelor's degree and earned a master's degree in business administration from the University of California, Los Angeles, where she was a Henry Ford Scholar.

Mr. Del Matto has served as our Senior Vice President and Chief Accounting Officer since April 2012. Mr. Del Matto had served as our Corporate Treasurer and Vice President of Finance Business Operations since September 2009. During his seven year tenure with our company, Mr. Del Matto had also led our Corporate Financial Planning and Analysis, and Revenue and Cost Accounting teams. Prior to joining Symantec in January 2005, Mr. Del Matto had been employed by Inktomi Corporation and SGI Corporation in a variety of finance and accounting leadership roles. Mr. Del Matto started his career with KPMG LLP as a certified public accountant. Mr. Del Matto holds a bachelor of science degree from Ohio University and a master's in business administration degree from Golden Gate University.

Mr. deSouza has served as our Group President, Enterprise Products and Services since May 2011. From January 2009 to May 2011, Mr. deSouza served as our Senior Vice President, Enterprise Security Group and from January 2008 to December 2008 as Vice President, Enterprise Messaging Management Group. Prior to joining Symantec, from February 2001 to February 2006, he was Founder and Chief Executive Officer of

IMlogic, Inc., an enterprise instant messaging software company, that was acquired by Symantec. From February 1998 to February 2001, Mr. deSouza served as Product Unit Manager, Real-time Collaboration Group at Microsoft Corporation and from March 1997 to February 1998, he was co-founder and Chief Executive Officer of Flash Communications, an enterprise instant messaging company that was acquired by Microsoft. Mr. deSouza is Chairman of the board of directors of MedHelp International. Mr. deSouza received a bachelor's degree in electrical engineering and computer science with a minor in economics and a master's degree from Massachusetts Institute of Technology.

Ms. Ranninger has served as our Executive Vice President and Chief Human Resources Officer since May 2006, Senior Vice President, Human Resources from January 2000 to May 2006 and Vice President, Human Resources from September 1997 to January 2000. Prior to 1997, Ms. Ranninger served for over six years in the Legal Department. Prior to joining us in 1991, Ms. Ranninger was a business litigator with the law firm of Heller Ehrman White & McAuliffe. She also currently serves as President of Symantec Foundation. Ms. Ranninger graduated magna cum laude from Harvard University with a bachelor's degree, earned a bachelor's degree in jurisprudence from Oxford University and a juris doctorate from Stanford University.

Mr. Robbins has served as our Executive Vice President of Worldwide Sales and Services since January 2009. From July 2007 to January 2009, Mr. Robbins served as Senior Vice President of Sales for the Americas geography. From April 2006 to July 2007, he served as Senior Vice President of the Asia Pacific and Japan geography. Mr. Robbins joined Symantec through our acquisition of Veritas in July 2005 and served as our Vice President of Eastern United States and National Telecommunications Sales until April 2006. At Veritas, he served as Vice President of Eastern United States and National Telecommunications Sales from April 2005 to July 2005, Vice President, Northern Europe Sales from January 2005 to April 2005 and from April 2002 to December 2004, he served as Vice President, Worldwide Sales Operations. Mr. Robbins holds bachelor's degrees in business administration and economics, both with top honors from Southern Methodist University in Dallas. He is also a Certified Management Accountant.

Mr. Taylor has served as our Executive Vice President, General Counsel and Secretary since August 2008. From February 2007 to August 2008, Mr. Taylor served as our Vice President, Legal. Prior to joining Symantec, Mr. Taylor held various legal and administrative positions at Phoenix Technologies Ltd., a provider of core systems software, from January 2002 to February 2007, including most recently as Chief Administrative Officer, Senior Vice President and General Counsel. From May 2000 to September 2001, he was Vice President and General Counsel at Narus, Inc., a venture-backed private company that designs IP network management software. Mr. Taylor is a member of the board of directors of VirnetX. He holds a juris doctorate from George Washington University, and a bachelor's degree from Stanford University.

Mr. Trollope has served as our Group President, SMB and Symantec.cloud since May 2011. From April 2010 to May 2011, Mr. Trollope served as our Senior Vice President, Symantec Hosted Services. Mr. Trollope previously served as Senior Vice President, Consumer R&D and Marketing from April 2007 to April 2010, and as Vice President, Consumer Product Engineering from December 2005 to April 2007. From January 2004 to December 2005, Mr. Trollope led Symantec's high-end enterprise security business as Vice President of Security Management Solutions. Mr. Trollope has held various management positions and functional leadership roles at Symantec since September 1991, working as both an individual contributor and leader in nearly every function in the R&D organization. Mr. Trollope is also a co-founder and a member of the board of directors of Software Shelf, Inc.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of July 24, 2012, with respect to the beneficial ownership of Symantec common stock by (i) each stockholder known by Symantec to be the beneficial owner of more than 5% of Symantec common stock, (ii) each member of the Board, (iii) the named executive officers of Symantec included in the Summary Compensation Table appearing in on page 54 of this proxy statement and (iv) all current executive officers and directors of Symantec as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Percentage ownership is based on 703,533,087 shares of Symantec common stock outstanding as of July 24, 2012 (excluding shares held in treasury). Shares of common stock subject to stock options and restricted stock units vesting on or before September 21, 2012 (within 60 days of July 24, 2012) are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person but are not treated as outstanding for purposes of computing the percentage ownership of others.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
5% Beneficial Owner		
Dodge & Cox(1)	59,569,866	8.4%
BlackRock, Inc.(2)	55,607,777	7.9%
Directors and Executive Officers		
Enrique Salem*(3)	2,220,000	**
James A. Beer(4)	813,188	**
William T. Robbins(5)	469,086	**
Michael A. Brown(6)	282,133	**
Rowan M. Trollope(7)	225,456	**
Robert S. Miller(8)	224,928	**
V. Paul Unruh(9)	223,968	**
Francis A. deSouza(10)	210,268	**
David L. Mahoney(11)	205,502	**
Daniel H. Schulman(12)	125,649	**
Geraldine B. Laybourne	65,439	**
Frank E. Dangeard	57,000	**
Stephen M. Bennett	48,619	**
Stephen E. Gillett	17,876	**
All current Symantec executive officers and directors as a group (17 persons)(13)	4,951,257	**

* Mr. Salem resigned from the Company effective July 24, 2012.

** Less than 1%.

(1) Based solely on a Schedule 13G filing made by Dodge & Cox on February 10, 2012, reporting sole voting and dispositive power over the shares. This stockholder's address is 555 California Street, 40th Floor, San Francisco, CA 94104.

(2) Based solely on a Schedule 13G filing made by BlackRock, Inc. on February 10, 2012, reporting sole voting and dispositive power over the shares. This stockholder's address is 40 East 52nd Street, New York, NY 10022.

(3) Includes 1,723,876 shares subject to options that will be exercisable as of September 21, 2012.

(4) Includes 696,250 shares subject to options that will be exercisable as of September 21, 2012.

(5) Includes 390,571 shares subject to options that will be exercisable as of September 21, 2012.

(6) Includes 175,630 shares subject to options that are exercisable as of September 21, 2012.

(7) Includes 204,500 shares subject to options that will be exercisable as of September 21, 2012.

(8) Includes 84,000 shares subject to options that are exercisable as of September 21, 2012.

(9) Includes 180,630 shares subject to options that are exercisable as of September 21, 2012.

(10) Includes 178,187 shares subject to options that will be exercisable as of September 21, 2012.

(11) Includes 106,000 shares subject to options that are exercisable as of September 21, 2012.

(12) Includes 36,000 shares subject to options that are exercisable as of September 21, 2012.

(13) Includes 3,782,815 shares subject to options that will be exercisable and restricted stock units vesting as of September 21, 2012.

Symantec has adopted a policy that executive officers and members of the Board hold an equity stake in the Company. The policy requires each executive officer to hold a minimum number of shares of Symantec common stock. Newly appointed executive officers are not required to immediately establish their position, but are expected to make regular progress to achieve it. The Nominating and Governance Committee reviews the minimum number of shares held by the executive officers and directors from time to time. The purpose of the policy is to more directly align the interests of our executive officers and directors with our stockholders. See "Stock Ownership Requirements" under the Compensation Discussion & Analysis for a description of the stock ownership requirements applicable to our executive officers.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Exchange Act requires Symantec's directors, executive officers and any persons who own more than 10% of Symantec's common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulation to furnish Symantec with copies of all Section 16(a) forms that they file.

Based solely on its review of the copies of such forms furnished to Symantec and written representations from the directors and executive officers, Symantec believes that all Section 16(a) filing requirements were met in fiscal year 2012.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

COMPENSATION DISCUSSION & ANALYSIS (CD&A)

EXECUTIVE SUMMARY

This compensation discussion and analysis describes the material elements of Symantec's executive compensation program for fiscal 2012. For fiscal 2012, our named executive officers ("NEOs") were:

- Enrique Salem, former President and Chief Executive Officer (resignation effective in fiscal 2013, as of July 24, 2012)
- James A. Beer, Executive Vice President and Chief Financial Officer
- Rowan M. Trollope, Group President, SMB and Symantec.cloud
- Francis A. deSouza, Group President, Enterprise Products & Services
- William T. Robbins, Executive Vice President, Worldwide Sales and Services

Our Compensation Philosophy and Practices

The overriding principle driving our compensation programs is our belief that it benefits all of our constituencies for management's compensation to be tied to our current and long-term performance. The following factors demonstrate our continued and heightened commitment to pay-for-performance and to corporate governance best practices:

- In fiscal year 2012, we extended our commitment to pay for performance by reducing the fixed component targets of executive compensation, and increasing the variable, performance dependent targets, thereby furthering the goal of aligning executive pay with shareholder returns. This change will have the ultimate result of paying our executives at the 50th percentile unless we perform well. More specifically, we shifted our target pay positioning for our executive officers from the 65th percentile to the 50th percentile of the relevant market composite for salary, and are gradually shifting the percentile of the relevant market composite we target for other performance-based pay elements from the 50th percentile to the 65th percentile (such change to occur over time and subject to performance for any given executive officer).
- We now grant performance-based restricted stock units to our named executive officers in lieu of stock option grants as a regular part of our annual executive compensation program, and, in light of our stockholders' support of our pay-for-performance philosophy, we now apply this practice to a larger group of our employees (all vice presidents and above). As of the end of fiscal year 2012, this movement to performance-based restricted stock units would have resulted in a payout of 61% of the target number of shares for those grants that were made in the previous year, reflecting our commitment to linking long-term compensation to relative total shareholder return.
- In April 2012, we enhanced our long-standing stock ownership guidelines for our executive officers, requiring them to hold a higher minimum value in shares so that they have an even greater financial stake in our company, thereby further aligning the interests of our executive officers with those of our stockholders.
- We do not provide for gross-ups of excise tax values under Section 4999 of the Internal Revenue Code, and any potential severance payments are well under 3 times our executive officers' total target cash compensation.
- We have clawback provisions, providing for the return of any excess compensation received by an executive officer if our financial statements are the subject of a restatement due to error or misconduct.
- Our executive officers are prohibited from short-selling Symantec stock or engaging in transactions involving Symantec-based derivative securities.
- While our cash incentive compensation is designed to reward outstanding performance of our executive officers, payouts under each plan are capped to discourage excessive or inappropriate risk taking by our executive officers.

Summary of Compensation Matters During Fiscal 2012

In fiscal 2012, Symantec delivered 9% year-over-year growth in revenue (6% adjusting for currency) and 4% growth in deferred revenue (5% adjusting for currency) driven by strength in our backup business, Software-as-a Service (SaaS), data loss prevention, and managed security services offerings. Our cash flow from operations remained strong, increasing 6% compared to fiscal 2011 while our cash and cash equivalents (including short-term investments) grew 9% year-over-year. Our non-GAAP net income increased by 7% and non-GAAP diluted earnings per share grew 13% year over year. We spent $893 million to repurchase 51 million shares, reducing our common stock outstanding by 6.5%, or a net 4.3% after adjusting for the issuance of employee stock compensation.

As detailed below, during fiscal 2012, we used three core financial metrics, which we believe are strongly correlated to enterprise value for companies in our sector, to measure company performance under our executive compensation programs: revenue, non-GAAP earnings per share ("EPS") and cash flow from operations. In addition, business unit performance metrics were a factor in the bonus awards of our named executive officers, other than our former CEO, under our Executive Annual Incentive Plan. Our revenue and non-GAAP EPS in fiscal 2012 were slightly below our targeted level of performance for the full fiscal year. Our cash flow from operations was higher than our targeted level of performance for fiscal 2012. Our named executive officers were compensated in a manner consistent with our core pay-for-performance compensation philosophy as well as with the terms of our compensation arrangements. The following are highlights of our named executive officers' compensation for fiscal 2012 and are discussed in greater detail in this CD&A:

- While the value of our NEOs' actual total direct compensation increased from fiscal 2011 to fiscal 2012, this increase was due to specific events within the company that needed to be addressed: two of the NEOs were promoted, which resulted in the need to align their compensation with their substantially greater responsibilities. The other two NEOs were subject to external recruiting efforts from competitors, and were given retention grants in order to ensure their continued service in a highly competitive environment. Nevertheless, a significantly higher proportion of their pay was "at- risk" compared to fiscal 2011. The primary reason for these increases is the larger equity awards given to the NEOs (other than our former CEO), including the promotional and retention-based grants (other than for our former CEO), which are described starting on page 47. The larger equity awards were consistent with our philosophy to pay for performance by emphasizing a more variable compensation target and lower base pay target for all executives.

- For fiscal 2012, approximately 91% of our former CEO's target total direct compensation was at risk and, on average, approximately 89% of the target total direct compensation for our other NEOs was at risk.

- For fiscal 2012, our named executive officers received 92.5% to 101.5% of their target payout under our FY12 Executive Annual Incentive Plans based on our revenue and non-GAAP EPS performance and, other than our former CEO, the named executive officer's business unit performance.

- For fiscal 2012, our operating cash flow target was $1,876 million and we achieved 101% of our target, resulting in a payout of 105% of target bonus amounts under our FY12 Long Term Incentive Plan ("LTIP") for our named executive officers who remain our employees as of the end of fiscal 2014.

- In fiscal 2012, we ceased granting stock options as a regular part of the annual equity compensation component of the compensation program for our named executive officers. We granted performance-based restricted stock units and restricted stock units to our named executive officers. Our performance-based restricted units program uses non-GAAP EPS and relative total stockholder return as performance metrics, two metrics strongly tied to long-term stockholder value creation. As a result, approximately 68% of the target value of our former CEO's fiscal 2012 equity compensation was in the form of performance-based restricted stock units and approximately 32% was in the form of time-based restricted stock units.

- To enhance the alignment between our executive officers and stockholder interests, in April 2012 we increased the level of our stock ownership guidelines for our executive officers and implemented a holding requirement of 50% of all net (after-tax) equity grants until the target level of stock ownership is met.

Our New CEO Compensation for Fiscal 2013

After the resignation of Enrique Salem, our former President and Chief Executive Officer, effective July 24, 2012, the Board appointed our Chairman, Stephen M. Bennett, as our current President and Chief Executive Officer effective July 25, 2012. In August 2012, the Board approved Mr. Bennett's compensation for his role as our President and Chief Executive Officer for the remainder of fiscal 2013. In determining the appropriate compensation for Mr. Bennett for fiscal 2013, the Board considered, among other things, the fact that Mr. Bennett's role as President and Chief Executive Officer commenced in the second quarter of fiscal 2013 and his compensation should be based on performance during his time as President and Chief Executive Officer since his ability to influence the Company's performance in fiscal 2013 was materially limited by starting his employment at the end of July 2012. Since Mr. Bennett's performance metrics are the same as our other NEOs and reflect performance for the full fiscal 2013, the Board decided to adjust his "Conditional PRU Award" (as defined in his PRU Agreement) to assure that he would have an appropriate level of incentive for the two fiscal years after his first shortened fiscal year of service. The Board does not intend to provide such adjustments going forward for Mr. Bennett. For further details on Mr. Bennett's compensation for his role as our current President and Chief Executive Officer, please see the description under our Summary Compensation Table for Fiscal 2012 on page 54.

CEO Pay — Realized and Realizable Gains

The Compensation Committee believes that our executive officers' total compensation should be reflective of our company's performance. Accordingly, a large portion of our executive officers' compensation is composed of equity awards, which derive their value based on our stock price performance. As a result, there can be no assurance that these grant date fair values will ever be realized by the named executive officers. This risk is illustrated in the chart below, which depicts our former CEO's total compensation values calculated based on grant date fair value equity values and realized and realizable equity gains.

CEO Total Compensation
Grant Date Fair Value vs. Realized and Realizable Gains



in thousands
$10,000
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$9,005
$6,087
$8,476
$6,986
$9,290
$6,177
FY10
FY11
FY12
Total Compensation based on Grant Date Fair Value
Total Compensation based on Realized and Realizable Gains

- The total compensation values based on realized and realizable gains are the sum of base salary, actual Annual Incentive Plan payout earned for the fiscal year, actual cash-LTIP payout earned for the fiscal year but not paid for 2 years after the fiscal year-end, and realized and realizable gains from the equity awards granted for the fiscal year. The realized and realizable gains of equity awards generally represent the intrinsic values of those equity awards, based upon the closing price for a share of our common stock of $14.50 on July 2, 2012 (or, in the case of vested restricted stock unit awards, the closing price on the vesting date).
- The performance-based restricted stock unit value is based on the estimated number of shares that may be earned based on probable outcome of performance conditions in light of our actual fiscal 2012 EPS performance and relative TSR performance as of the end of fiscal 2012 and the closing price of our common stock as of July 2, 2012.

"Say on Pay" Advisory Vote on Executive Compensation

We held our first annual advisory vote on executive compensation, commonly known as "Say-on-Pay," last year at our 2011 Annual Meeting of Stockholders, and expect to hold these votes on an annual basis in the future, including at the 2012 Annual meeting of Stockholders. While these votes are not binding, we believe that it is important for our stockholders to have an opportunity to express their views regarding our executive compensation programs and philosophy as disclosed in our proxy statement on an annual basis. The Compensation Committee values our stockholders' opinions and the Board and the Compensation Committee will consider the outcome of the vote when making future compensation decisions for our named executive officers. In addition to an annual advisory vote on executive compensation, we are committed to ongoing engagement with our stockholders on executive compensation matters generally. These engagement efforts take place through telephone calls, in-person meetings and correspondence with our stockholders.

Approximately 98% of the votes cast on the advisory vote on executive compensation voted in favor of our executive compensation as disclosed in our 2011 Proxy Statement. The Board and the Compensation Committee considered this favorable outcome and believed it conveyed our stockholders' support of our existing executive compensation philosophy and programs, including the changes implemented at the beginning of fiscal 2012. As a result, the Compensation Committee has not made any material changes in the structure of our executive compensation programs or pay for performance philosophy. However, in light of the stockholders' support of our pay-for-performance philosophy, we applied this principle to a larger group of our employees by replacing time-based stock option grants with performance-based restricted stock units for all vice presidents and above.

Roles of Our Compensation Committee, Executive Officers and Consultants in our Compensation Process

The Compensation Committee, which is comprised entirely of independent directors, is responsible for overseeing all of Symantec's compensation programs, including the review and recommendation to the independent directors of our Board all compensation arrangements for our CEO and the review and approval of the compensation payable to our other named executive officers.

The independent directors of the Board evaluate the CEO's performance and the Compensation Committee then reviews and recommends to the independent members of the Board all compensation arrangements for the CEO. After discussion, the independent members of the Board determine the CEO's compensation. The Compensation Committee also discusses the performance of the other named executive officers with the CEO, reviews the compensation recommendations that the CEO submits for the other named executive officers, makes any appropriate adjustments, and approves their compensation. While our CEO provides input and makes compensation recommendations with respect to executive officers other than himself, our CEO does not make recommendations with respect to his own compensation or participate in the deliberations regarding the setting of his own compensation by the Board or the Compensation Committee.

Since fiscal 2004, the Compensation Committee has engaged Mercer, an outside consulting firm, to provide advice and ongoing recommendations on executive compensation matters. The Compensation Committee oversees Mercer's engagement. Mercer representatives meet informally with the Compensation Committee Chair and the Chief Human Resources Officer and also with the Compensation Committee during its regular meetings, including in executive sessions from time to time without any members of management present.

As part of its engagement in fiscal 2012, Mercer provided, among other services, advice and recommendations on the amount and form of executive and director compensation. For example, Mercer evaluated and advised the Compensation Committee on the peer group that the Compensation Committee uses to develop a market composite for purposes of establishing named executive officer pay levels (as described below), the competitiveness of our director and executive compensation programs, the design of awards under and proposed performance metrics and ranges for incentive plans, compensation-related trends and developments in our industry and the broader talent market and regulatory developments relating to compensation practices.

We paid Mercer approximately $187,000 for executive compensation services in fiscal 2012. In addition, with the Compensation Committee's approval, management engaged and Symantec paid Mercer and its affiliates for other services, including approximately $1.898 million for other unrelated consulting and business services. We also reimbursed Mercer and its affiliates for reasonable travel and business expenses. The Compensation

Committee did not review or approve the other services provided by Mercer and its affiliates to Symantec, as those services were approved by management in the normal course of business. Based in part on policies and procedures implemented by Mercer to ensure the objectivity of its executive compensation consultants, the Compensation Committee believes that the consulting advice it receives from Mercer is objective and not influenced by Mercer's or its affiliates' other relationships with Symantec.

The Compensation Committee establishes our compensation philosophy, approves our compensation programs and solicits input and advice from several of our executive officers and Mercer. As mentioned above, our CEO provides the Board of Directors and the Compensation Committee with feedback on the performance of our executive officers and makes compensation recommendations (other than with respect to his own compensation) that go to the Compensation Committee for their approval. Our CEO, CFO, Chief Human Resources Officer and General Counsel regularly attend the Compensation Committee's meetings to provide their perspectives on competition in the industry, the needs of the business, information regarding Symantec's performance, and other advice specific to their areas of expertise. In addition, at the Compensation Committee's direction, Mercer works with our Chief Human Resources Officer and other members of management to obtain information necessary for Mercer to make their own recommendations as to various matters as well as to evaluate management's recommendations.

FACTORS WE CONSIDER IN DETERMINING OUR COMPENSATION PROGRAMS

We apply a number of compensation policies and analytic tools in implementing our compensation principles. These policies and tools guide the Compensation Committee in determining the mix and value of the compensation components for our named executive officers, consistent with our compensation philosophy. They include:

Focus on Pay-for-Performance: Our executive compensation program is designed to reward executives for results. As described below, the pay mix for our named executive officers emphasizes variable pay in the form of short- and long-term cash and equity awards. Short-term results are measured by annual revenue, non-GAAP earnings per share and, for all our named executive officers other than our CEO, business unit performance. Long-term results are measured by share price appreciation, and achievement of operating cash flow targets. With the introduction of performance-based restricted stock units as a regular part of our annual executive compensation program beginning with fiscal 2012, our long-term results are also measured by the achievement of the total stockholder return ranking for our company as compared to the S&P 500.

A Total Rewards Approach: Elements of the total rewards offered to our executive officers include base salary, short- and long-term incentives including equity awards, health benefits, a deferred compensation program and a consistent focus on individual professional growth and opportunities for new challenges.

Appropriate Market Positioning: Our general pay positioning strategy is to target the levels of base salary, annual short-term cash incentive structure and long-term incentive opportunities and benefits for our named executive officers with reference to the relevant market data for each position. The Compensation Committee may set the actual components for an individual named executive officer above or below the positioning benchmark based on factors such as experience, performance achieved, specific skills or competencies, the desired pay mix (e.g., emphasizing short- or long-term results), and our budget.

For fiscal 2012, to further strengthen our pay for performance focus, we shifted our target pay positioning for our executive officers from the 65th percentile to the 50th percentile of the relevant market composite for salary, and are gradually shifting the percentile of the relevant market composite we target for the variable pay elements from the 50th percentile to the 65th percentile, subject to individual performance. Prior to this change, our policy was to target the base salary for our executive officers at the 65th percentile of the relevant market data and variable compensation target for our executive officers at the 50th percentile of the relevant market data. We believe that these adjustments align our executive officers compensation more directly with the Company's performance. See also "Appropriate Pay Mix" below for more information about this change.

Competitive Market Assessments: Market competitiveness is one factor that the Compensation Committee considers each year in determining a named executive officer's overall compensation package, including pay mix. The Compensation Committee relies on various data sources to evaluate the market competitiveness of each pay element, including publicly-disclosed data from a peer group of companies (see discussion below) and published survey data from a broader set of information technology companies that the Compensation Committee, based on the advice of Mercer, believes represent Symantec's competition in the broader talent market. The peer group's proxy statements provide detailed pay data for the top five positions. Survey data provides compensation information from a broader group of information technology companies, with positions matched based on specific job scope and responsibilities. The Compensation Committee considers data from these sources as a framework for making compensation decisions for each named executive officer's position.

The information technology industry in which we compete is characterized by rapid rates of change and intense competition from small and large companies, and the companies within this industry have significant cross-over in leadership talent needs. As such, we compete for executive talent with leading software and services companies as well as in the broad information technology industry. We particularly face intense competition with companies located in the geographic areas where Symantec operates, regardless of specific industry focus or company size. Further, because we believe that stockholders measure our performance against a wide array of technology peers, the Compensation Committee uses a peer group that consists of a broader group of high technology companies in different market segments that are of a comparable size to us. The Compensation Committee uses this peer group, as well as other relevant market data, to evaluate named executive officer pay levels (as described above).

The Compensation Committee reviews our peer group on an annual basis, and the group may be adjusted from time to time based on a comparison of market capitalization, industry and peer group performance. We did not make any changes to our peer group for fiscal 2012. The following companies were included in our peer group analysis:

	Symantec Peer Group	
Adobe Systems	Analog Devices	Apple
CA	Cisco Systems	Electronic Arts
EMC	Harris Corp	Juniper Networks
Lexmark International	NetApp	Oracle
Qualcomm	Seagate Technology	Yahoo!

Appropriate Pay Mix: Consistent with our pay-for-performance philosophy, our executive officers' compensation is structured with a large portion of their total direct compensation paid based on the performance of our company and the applicable business unit. In determining the mix of the various reward elements and the value of each component, the Compensation Committee takes into account the executive's role, the competitiveness of the market for executive talent, company performance, business unit performance, internal pay equity and historical compensation. In making its determinations with regard to compensation, the Compensation Committee reviews the various compensation elements for the CEO and our other named executive officers (including base salary, target annual bonus, target and accrued award payments under the Long Term Incentive Plans, and the value of vested and unvested equity awards actually or potentially issued).

The percentage of an executive officer's compensation opportunity that is "at-risk," or variable instead of fixed, is based primarily on the officer's level of influence at Symantec. Executive officers generally have a greater portion of their pay at risk through short- and long-term incentive programs than the rest of our employee population because of their relatively greater responsibility and ability to influence our company's performance. Typically, a materially higher proportion of the CEO's compensation opportunity is at-risk relative to our other named executive officers because the nature of his role and ability to influence our company's performance. For fiscal 2012, the proportion of the compensation opportunity was relatively the same for all NEOs due to the retention-based and promotional restricted stock units granted to the named executive officers other than our former CEO. As illustrated by the following charts, for fiscal 2012, approximately 91% of our former CEO's target total direct compensation (sum of base salary, target annual incentive, target cash long-term- incentive and grant date fair value of equity awards) was at-risk, and on average approximately 89% of our other named executive officers' compensation opportunity was at-risk compensation.

FY12 CEO Target Direct Compensation Mix


Base 9%
Annual Incentive 13%
Cash LTIP 22%
RSU 18%
PRU* 39%
At-Risk Compensation: 91%

FY12 All Other NEOs Average Target Direct Compensation Mix


Cash LTIP 10%
Base 11%
Annual Incentive 10%
PRU* 21%
RSU 48%
At-Risk Compensation: 89%

* The values of PRU grants were calculated using the grant date fair value.

Form and Mix of Long-Term Equity Incentive Compensation: Beginning in fiscal 2012, we replaced stock options with performance-based restricted stock units so that the long-term equity incentive compensation component of our regular annual executive compensation program consists entirely of performance-based restricted stock units and restricted stock units for our named executive officers. With this change, we allocated a significantly larger portion of the value of the CEO's target total long-term equity incentive award in the form of performance-based restricted stock units than in time-vested restricted stock units, as depicted in the chart above. We believe these allocations strike the appropriate balance for long-term equity incentives awards between performance and retention.

For fiscal 2012, our former CEO received approximately 68% of the value of his target long-term equity incentive award compensation in the form of performance-based restricted stock units, and 32% in restricted stock units. Other named executive officers received, on average, approximately 31% of the target value of their equity compensation in the form of performance-based restricted stock units and 69% in restricted stock units, reflecting the impact of retention-based and promotional restricted stock unit grants made to our named executive officers (other than our former CEO) in fiscal 2012, which caused a shift in the mix of fiscal 2012 long-term incentives toward restricted stock unit grants and away from performance-based restricted stock unit grants. Excluding the retention-based and promotional restricted stock unit grants, on average, 56% of our other named executive officers' fiscal 2012 target equity incentive award value was based on performance-based restricted stock units and 44% based on restricted stock units.

These percentages (and other percentage-based equity awards values discussed below) are based on the grant date fair value of the shares of common stock underlying the restricted stock units, and the grant date fair value of the performance-based restricted stock units at the target level award size. The awards made to our named executive officers, other than the CEO, are determined by the Compensation Committee after reviewing recommendations made by the CEO. In determining its recommendations to the independent directors of the

Board, in the case of CEO compensation, and in making compensation decisions with respect to other named executive officers, the Compensation Committee may consider factors such as the individual's responsibilities, the individual's performance, business unit performance, industry experience, current pay mix, total compensation competitiveness, long-term equity and cash awards previously granted to the individual, retention considerations, and other factors.

Compensation Risk Assessment: The Compensation Committee, in consultation with Mercer, has conducted its annual risk analysis on Symantec's compensation policies and practices, and does not believe that our compensation programs encourage excessive or inappropriate risk taking by our executives or are reasonably likely to have a material adverse effect on Symantec.

COMPENSATION COMPONENTS

The major components of compensation for our named executive officers continue to be: (i) base salary, (ii) short-term cash incentive awards, (iii) long-term cash incentive awards, and (iv) equity incentive awards. Reflecting the global nature of our business, one of our named executive officers, Rowan M. Trollope, was on international assignment in the United Kingdom prior to becoming a Symantec executive officer in fiscal 2012. Mr. Trollope received additional benefits for certain relocation and transportation expenses and tax payments in connection with his international assignment in the United Kingdom. While these amounts reflect a significant component of his total compensation reported in the Summary Compensation Table on page 54, they were not a factor in the Compensation Committee's decisions with respect to his compensation for fiscal 2012 because they did not relate to Mr. Trollope's service as an executive officer and were designed to minimize any financial detriment to him from his prior assignment.

Base Salary

The Compensation Committee reviews the named executive officers' salaries annually as part of its overall competitive market assessment and may make adjustments based on positioning relative to market, individual role, performance, contribution levels, and our overall salary budget. The independent members of the Board of Directors review the CEO's salary in executive session (*i.e.*, without any executives present), and changes are considered in light of market pay assessments and the Board's annual CEO performance evaluation, in each case without the participation of our CEO. In setting the base salaries for the other named executive officers, the Compensation Committee also considers the recommendations of the CEO based upon his annual review of their performance. Although the Compensation Committee takes into account the factors and information described above during its review and determination of the base salary for each executive officer, it does not assign a specific weight to any element and does not measure individual performance against an objective standard in the evaluation of an executive officer's base salary. Instead, these reviews and determinations are based on the Compensation Committee's subjective judgment taking into account all available information, including the competitive market assessment.

Based on a competitive market assessment conducted by Mercer and taking into account the factors described above, the Compensation Committee increased our former CEO's base salary for fiscal 2012 by 6.7% to $800,000, an amount the Compensation Committee recognized was well below the median levels of our peer group and the broader survey peer group data. Prior to this and the increase from fiscal 2010 to fiscal 2011, our former CEO's base salary had remained the same since he was promoted to Chief Operating Officer in January 2008 and was not adjusted when he was promoted to Chief Executive Officer in April 2009 due to an overall company salary freeze driven by the challenging economic environment. Base salaries for James Beer and William Robbins remained the same from the previous year, as base salary increases for fiscal 2011 were deemed effective in continuing to achieve the Compensation Committee's goals for this component of executive compensation. Rowan Trollope and Francis deSouza were each appointed to the position of Group President at the beginning of fiscal 2012. In connection with these promotions, each officer received an 8.7% increase in recognition of his increased responsibilities. The following table presents each named executive officer's base salary for fiscal 2012 as compared to fiscal 2011:

	FY12 ($)	FY11 ($)	Change (%)
Enrique Salem	800,000	750,000	6.7(1)
James A. Beer	700,000	700,000	0.0
Rowan M. Trollope	435,000	400,000	8.7(2)
Francis A. deSouza	435,000	400,000	8.7(2)
William T. Robbins	475,000	475,000	0.0

(1) Notwithstanding the 6.7% increase received by Mr. Salem, his base salary remained below the median of the peer group.

(2) The increases received by Messrs. Trollope and deSouza were given in recognition of their increased responsibilities with their promotions.

Executive Annual Incentive Plan

The Executive Annual Incentive Plans for our executive officers are adopted pursuant to the Senior Executive Incentive Plan ("SEIP") most recently approved by our stockholders in 2008. The Executive Annual Incentive Plans adopted under the SEIP are annual cash incentive plans that are designed to reward named executive officers (and other participants) for generating strong financial results for our Company in the short term. To support collaboration within the senior leadership group, all named executive officers earn incentive compensation based on performance against pre-determined corporate goals described below. The Compensation Committee may choose to measure the named executive officers' achievement against specific business unit or individual performance targets as well.

Executive Annual Incentive Plan Target Opportunities: Under the Executive Annual Incentive Plans for a given fiscal year, each named executive officer has a target award opportunity, expressed as a percentage of base salary, with the ability to earn above or below that target based on actual performance. Target award opportunities for our Executive Annual Incentive Plans are established by the Compensation Committee using peer group and survey data and taking into account other factors, such as internal equity and competitive pressures affecting retention. The following table presents each named executive officer's target bonus opportunity (on an actual and percentage of base salary basis) for fiscal 2012 as compared to fiscal 2011:

	FY12 Target % of Base	FY11 Target % of Base	FY12 ($)	FY11 ($)	Change (%)
Enrique Salem	150	150	1,200,000	1,125,000	6.7
James A. Beer	95	90	665,000	630,000	5.6
Rowan M. Trollope	80	70	348,000	280,000	24.3
Francis A. deSouza	80	70	348,000	280,000	24.3
William T. Robbins	95	80	451,250	380,000	18.8

The award opportunities for fiscal 2012 were determined based on the relevant market data, desired market positions, the desired mix between cash and equity-based incentive pay, internal pay equity goals, and the role of the named executive officer. Taking into account these factors for fiscal 2012, the Compensation Committee increased the target award opportunity as a percentage of base salary for all of the NEOs with the exception of Enrique Salem. The bonus target increases for the NEOs (other than Enrique Salem) were made based on our new compensation market positioning strategy to target market 65th percentile level for short- and long-term incentives and total direct compensation. The promotion to Group President also contributed to the increase in the applicable target award percentage under the Executive Annual Incentive Plan for Messrs. Trollope and deSouza, and increased the absolute value of such award opportunities due to the related increase in the base salary from which each target award value was derived.

At the time award opportunities are established, there is no assurance that the amount of the target awards will be realized. As explained below, each named executive officer must achieve threshold performance for each metric established in the named executive officer's executive annual incentive plan to receive any payment for such metric. The payout under the Executive Annual Incentive Plan is also capped at different levels based on the performance metric.

Executive Annual Incentive Plan Performance Measures and Target Setting: Executive Annual Incentive Plan performance targets are established at or about the beginning of each plan year. Our management develops proposed goals with reference to a variety of factors, including our historical performance, internal budgets, market and peer performance, and external expectations for our performance. The Compensation Committee reviews, adjusts as necessary, and approves the goals, the range of performance, and the weighting of the goals. Following the end of each fiscal year, the Compensation Committee reviews our actual performance against the performance measures established in the fiscal year's Executive Annual Incentive Plans (after making any appropriate adjustments to such measures for the effects of corporate events that were not anticipated in establishing the performance measures), determines the extent of achievement and approves the payment of annual cash incentives, if warranted. In determining the achievement of performance metrics for fiscal 2012, the Compensation Committee made adjustments to both the revenue and non-GAAP EPS targets for several acquisitions made during the year. The determination of awards for the revenue and non-GAAP EPS metrics is formulaic, while the business unit performance metric is determined based on a qualitative evaluation of business unit performance against pre-established operational and strategic goals, with input from our CEO. In determining achievement of business unit metrics, the Compensation Committee gives weight to the input of our CEO, but final decisions about the compensation of our named executive officers are made solely by the Compensation Committee. Although the Compensation Committee has the discretion to adjust awards as appropriate, it did not exercise such discretion for fiscal 2012.

The performance measures and weightings under the Fiscal Year 2012 Executive Annual Incentive Plans for the named executive officers were as follows:

	Revenue	Non-GAAP EPS	Business Unit Performance
CEO	50%	50%	N/A
Other NEOs	50%	20%	30%

We used the above performance metrics because:

- Over time, revenue and non-GAAP EPS measures have strongly correlated with stockholder value creation for Symantec;
- Improvement in revenue and non-GAAP EPS measures aligns with our overall growth strategy;
- The revenue and non-GAAP EPS measures are transparent to investors and are included in our quarterly earnings releases;
- The revenue and non-GAAP EPS measures balance growth and profitability;
- The performance goals used for the business unit performance component align with our operational and strategic objectives; and
- The business unit performance metric provides a balance in incentive compensation as it focuses on both operational excellence and strategic goals.

Revenue and non-GAAP EPS performance targets are established based on a range of inputs, including external market economic conditions, growth outlooks for our product portfolio, the competitive environment, our internal budgets, and market expectations.

If results for a goal are below threshold, the funding level for that goal is 0%, and participants will be paid no incentive compensation for that goal. A threshold performance level would result in a payout of 70% of the target opportunity in the case of revenue and 75% of the target opportunity in the case of non-GAAP EPS. At target, the goal is funded at the 100% level. Below target, the payout for revenue achievement decreases by 5% of the target opportunity for each additional 1% below target revenue achievement levels (assuming the threshold is met). Above target, the payout for revenue achievement increases by 10% of the target opportunity for each additional 1% above target achievement levels up to 10% over target for a maximum payout of 200% of the target opportunity. For non-GAAP EPS, the payout increases or decreases by 5% of the target opportunity for each additional 1% above or below target achievement levels (assuming the threshold is met), subject to a cap of a 150% payout upon 110% achievement. The following table summarizes the foregoing discussion of threshold, target and maximum performance levels and the relative payout at each level under the Fiscal Year 2012 Executive Annual Incentive Plans:

	Revenue Performance as % of Target	Revenue Payout as % of Target	EPS Performance as % of Target	EPS Payout as % of Target
Threshold	94	70	95	75
Target	100	100	100	100
Maximum	110	200	110	150

The performance objectives used to determine the achievement of a business unit performance are established at or shortly after the beginning of the fiscal year. The objectives chosen are measurable goals and published internally within our company. Each business unit sets its objectives in the following four areas and results are monitored quarterly:

- Business Results
- Customer and Partner Loyalty
- Operational Excellence
- Employee Engagement

The CEO evaluates the performance level of each named executive officer's business unit against the pre-determined goals following the end of fiscal year, then makes a recommendation to the Compensation Committee. The Compensation Committee then reviews the CEO's compensation recommendations for the other named executive officers, makes any appropriate adjustments, and approves their compensation. The potential payout for this metric ranges from 0% to 150% based on achievement of these preset goals.

Achievement of Fiscal Year 2012 Performance Metrics:

For fiscal 2012, our revenue target was $6,669 million and our non-GAAP EPS target was $1.54 per share. The Compensation Committee determined that we achieved 99% of the revenue metric, resulting in a 95% payout for that portion of the plan based on the plan target amount, and 99% of the non-GAAP EPS metric, resulting in a payout for that portion of the plan at 90% of the plan target amount. For purposes of calculating achievement of these metrics, foreign exchange movements were held constant at plan rates, pursuant to the terms of the plans.

For fiscal 2012, the business unit performance payout level for Messrs. Beer, deSouza and Robbins was above target based on strong performances by their respective business units. Mr. Trollope's SMB and .cloud business unit performed below its set target, as reflected in his business unit payout. Our NEOs' fiscal 2012 annual incentive payout level by performance metric, total payout as percentage of target opportunity and total payout amounts are provided in the table below:

	Revenue Payout %	EPS Payout %	Business Unit Performance Payout %	Total Payout as % of Target	Payout Amount ($)
Enrique Salem	95	90	N/A	92.5	1,110,000
James A. Beer	95	90	115	100	665,000
Rowan M. Trollope	95	90	90	92.5	321,900
Francis A. deSouza	95	90	115	100	348,000
William T. Robbins	95	90	120	101.5	458,019

Long Term Incentive Plan (LTIP)

In April 2011, the Compensation Committee approved our LTIP for fiscal 2012. Under the terms of this plan, named executive officers are eligible to receive performance-based compensation based upon the level of attainment of target operating cash flow for the fiscal year ending March 30, 2012. The Compensation Committee believes that the LTIP provides an ongoing retention and performance incentive by balancing the restricted stock unit and performance-based restricted stock unit vesting periods (four years and three years, respectively) with a component that will enhance the alignment to long-term financial performance. The FY12 LTIP was adopted pursuant to the SEIP most recently approved by our stockholders in 2008.

FY12 LTIP Target Opportunities: The target bonus amounts under the FY12 LTIP were $2,000,000 for Enrique Salem and $425,000 for each of the other named executive officers.

FY12 LTIP Performance Measure and Target Setting: Under the FY12 LTIP, the long-term incentive metric is measured at the end of the one-year performance period (i.e., the end of fiscal 2012) and, subject to the meeting of the performance target and satisfaction of continuing service requirements, will be paid following the last day of the second fiscal year following the end of the performance period (i.e., the end of fiscal 2014). We believe the combination of this performance metric and time-based vesting requirement provides appropriate performance incentives and promotes the long-term retention of our executive officers. By basing the FY12 LTIP payout on operating cash flow, the plan focuses on a specific, measurable corporate goal that is aligned with generating stockholder value, and provides performance-based compensation based upon the actual achievement of the goal. We believe that the exclusive metric of operating cash flow, as opposed to revenue or non-GAAP EPS, appropriately focuses our executives on tangible growth and cost reduction opportunities. Operating cash flow is also a direct measure of business success and balances the annual plan measures that are not subject to some of the timing issues associated with the accounting rules relating to revenue and non-GAAP EPS, which can lead to fluctuations in results that are not necessarily directly tied to our business success.

A participant is eligible for 25% of the target FY12 LTIP award if at least 85% of budgeted operating cash flow target is achieved with respect to the performance period and for up to 200% of the target FY12 LTIP award if at least 120% of budgeted operating cash flow is attained with respect to the performance period. The following table presents the threshold, target and maximum performance levels of the operating cash flow target as a percentage of the performance target and the relative payout at each level as a percentage of the applicable target opportunity under the FY12 LTIP:

	Cash Flow from Operations	
	Performance as % of Target	Payout as % of Target
Threshold	85	25
Target	100	100
Maximum	120	200

At the time award opportunities are established, there is no assurance that the amount of the target awards will be realized. A participant must be an employee of the Company on the payment date to receive the payment, creating a strong incentive for our executive officers to serve through the payment date for these awards. Subject to certain limited exceptions, a participant who terminates his or her employment with the Company before the payment date will not be eligible to receive the payment or any prorated portion thereof.

For fiscal 2012, our operating cash flow target was $1,876 million and we achieved 101% of our target, resulting in a payout of 105% of target bonus amounts under our FY12 LTIP for our named executive officers who remain our employees as of the end of fiscal 2014. This level of achievement against target compares to our reported increase in cash flow from operations of approximately 6% from fiscal 2011 to fiscal 2012.

Our NEOs' fiscal 2012 LTIP target awards, actual awards and total payout as percentage of target opportunity are provided in the table below:

	LTIP Target ($)	LTIP Actual Award ($)	Payout as % of Target
Enrique Salem	2,000,000	2,100,000	105
James A. Beer	425,000	446,250	105
Rowan M. Trollope	425,000	446,250	105
Francis A. deSouza	425,000	446,250	105
William T. Robbins	425,000	446,250	105

Equity Incentive Awards

The primary purpose of our equity incentive awards is to align the interests of our named executive officers with those of our stockholders by rewarding the named executive officers for creating stockholder value over the long-term. By compensating our executives with equity incentive awards, our executives hold a stake in the Company's financial future. The gains realized in the long term depend on our executives' ability to drive the financial performance of the Company. Equity incentive awards are also a useful vehicle for attracting and retaining executive talent in our competitive talent market.

Our 2004 Equity Incentive Plan provides for the award of stock options, stock appreciation rights, restricted stock, and restricted stock units (including performance-based restricted stock units). We granted named executive officers restricted stock units and performance-based restricted stock units in fiscal 2012 (as described in more detail below, including under the Summary Compensation Table and Grants of Plan-Based Awards table on pages 54 and 57, respectively). We also offer all employees the opportunity to participate in the 2008 Employee Stock Purchase Plan, which allows for the purchase of our stock at a discount to the fair market value through payroll deductions. This plan is designed to comply with Section 423 of the Code. During fiscal 2012, four of the named executive officers participated in the 2008 Employee Stock Purchase Plan.

We seek to provide equity incentive awards that are competitive with companies in our peer group and the other information technology companies that the Compensation Committee includes in its competitive market assessment. As such, we establish target equity incentive award grant guideline levels for the named executive officers based on competitive market assessments. When making annual equity awards to named executive officers, we consider corporate results during the past year, the role, responsibility and performance of the individual named executive officer, the competitive market assessment described above, prior equity awards, and the level of vested and unvested equity awards then held by each named executive officer. In making equity awards, we also generally take into consideration gains recognizable by the executive from equity awards made in prior years. Mercer provides the Compensation Committee with market data on these matters, as well as providing to the Compensation Committee summaries of the prior grants made to the individual named executive officers.

As discussed below, the Compensation Committee believes that for fiscal 2012, a mix of time-based restricted stock units and performance-based restricted stock units is the appropriate long-term equity incentive for named executive officers, and stock options are no longer granted to the named executive officers as a regular part of our annual executive compensation program. For fiscal 2012, approximately 68% of our former CEO's equity incentive award value was granted in the form of performance-based restricted stock units and approximately 32% in the form of restricted stock units. On average 31% of the named executive officers' (other than our former CEO) equity incentive award value was granted in the form of performance-based restricted stock units and approximately 69% in the form of restricted stock units. While this mix of equity incentive awards reflected our philosophy to allocate a significantly larger portion of the value of the CEO's target total long-term equity incentive award in the form of performance-based restricted stock units than time-vested restricted stock units, and an equal target value of performance-based restricted stock units and restricted stock units to our other named executive officers, the mix of fiscal 2012 long-term incentives for our named executive officers other than our former CEO was impacted by the retention-based and promotional restricted stock unit grants as described below.

Restricted Stock Units (RSUs): RSUs represent the right to receive one share of Symantec common stock for each RSU vested upon the settlement date, which is the date on which certain conditions, such as continued employment with us for a pre-determined length of time, are satisfied. The Compensation Committee believes that RSUs align the interests of the named executive officers with the interests of the stockholders because the value of these awards appreciates if the trading price of our common stock appreciates, and these awards also have retention value even during periods in which our trading price does not appreciate, which supports continuity in the senior management team.

Shares of our stock are issued to RSU holders as the awards vest. The vesting schedule for RSUs granted to our named executive officers in fiscal 2012 provided that each award vests in four equal annual installments with the exception of the promotional and retention-based grants described below. These promotional and retention-based RSU grants vest 25% after approximately two years from the grant date, 25% after approximately 3 years and 50% after approximately four years from the grant date, reflecting the Compensation Committee's desire to retain these executive officers in a competitive environment. (Details of RSUs granted to the named executive officers in fiscal 2012 are disclosed in the Summary Compensation Table and Grants of Plan-Based Awards table on pages 54 and 57, respectively.)

Performance-based Restricted Stock Units (PRUs): For fiscal 2012, the Compensation Committee granted PRUs for the first time in furtherance of our pay for performance philosophy. Implementation of this program represents an important step taken by our Compensation Committee to continue to drive a pay-for-performance culture with a component directly linked to our total stockholder return over two and three-year periods. Unlike our restricted stock unit awards, the shares underlying the PRUs awarded for fiscal 2012 are eligible to be earned only if we achieve the same non-GAAP EPS metric for the Executive Annual Incentive Plan for fiscal 2012. Depending on our achievement of this metric, 0% to 133% of the target shares will be eligible to be earned at the end of fiscal 2013 and 2014, based on, and subject to further adjustment as a result of, the achievement of the total stockholder return ("TSR") ranking for our company as compared to the S&P 500. If any target shares become eligible (the "eligible shares") to be earned in fiscal 2013 and 2014 as a result of achievement of the non-GAAP EPS metric for fiscal 2012, then 50% to 150% of one-half of the eligible shares may be earned based on the achievement of the TSR goal for the two years ended March 29, 2013 and 50% to 150% of one-half of the eligible shares (plus any eligible shares not earned on March 29, 2013 if less than 100% of the TSR goal is achieved for the two-year period then ended) may be earned based on the achievement of the TSR goal for the three years ended March 28, 2014. Subject to certain exceptions (including acceleration of vesting upon a change in control of the company under the terms of the Symantec Executive Retention Plan, as amended), the award shall vest, if at all, only at the end of the third year of the performance period (i.e., fiscal 2014), and the named executive officer must be employed by us at the end of such period in order to vest in the award.

The following table summarizes the number of shares underlying long-term equity incentive awards granted to our NEOs in fiscal 2012:

	Target PRUs (#)	RSUs (#)	Retention RSUs (#)	Promotion RSUs (#)
Enrique Salem	150,000	90,000	—	—
James A. Beer	40,000	40,000	50,000(1)	—
Rowan M. Trollope	40,000	40,000	—	100,000(2)
Francis A. deSouza	40,000	40,000	—	100,000(2)
William T. Robbins	40,000	40,000	50,000(1)	—

(1) Messrs. Beer and Robbins were subject to external recruiting efforts from competitors, and were given retention grants in order to ensure their continued service in a highly competitive environment.

(2) Messrs. Trollope and deSouza were promoted, which resulted in the standard practice of granting promotion-based equity.

The following table summarizes the value of each award and the total target equity incentive awards for each named executive officer as of the Grant Date (values of restricted stock unit awards are based upon the closing price for a share of our common stock of $18.50 on June 10, 2011). Values of performance-based restricted stock unit awards are based on the grant date fair value of $24.10 for Messrs. Salem, Beer and Robbins, and $22.98 for Messrs. Trollope and deSouza.

	PRU Value at Grant Date ($)	RSU Value at Grant Date ($)	Retention RSU Value at Grant Date($)	Promotion RSU Value at Grant Date($)	Total Target Equity Incentive Awards Value at Grant Date($)
Enrique Salem	3,615,000	1,665,000	—	—	5,280,000
James A. Beer	964,000	740,000	925,000	—	2,629,000
Rowan M. Trollope	919,200	740,000	—	1,850,000	3,509,200
Francis A. deSouza	919,200	740,000	—	1,850,000	3,509,200
William T. Robbins	964,000	740,000	925,000	—	2,629,000

The following table summarizes the value of each award and the total target equity incentive awards for each named executive officer as of July 2, 2012 (values of equity awards are based upon the closing price for a share of our common stock of $14.50 on July 2, 2012 (or, in the case of vested awards, the closing price on the vesting date)):

	PRU Value as of 07/02/12 ($)(1)	RSU Value as of 07/02/12 ($)(2)	Retention RSU Value as of 07/02/12($)	Promotion RSU Value as of 07/02/12($)	Total Target Equity Incentive Awards Value as of 07/02/12($)
Enrique Salem	1,329,143	1,381,275	—	—	2,710,418
James A. Beer	354,438	613,900	725,000	—	1,693,338
Rowan M. Trollope	354,438	613,900	—	1,450,000	2,418,338
Francis A. deSouza	354,438	613,900	—	1,450,000	2,418,338
William T. Robbins	354,438	613,900	725,000	—	1,693,338

(1) The performance-based restricted stock unit value is based on the estimated number of shares that may be earned based on probable outcome of performance conditions in light of number of expected shares to be released for fiscal 2012 year-end performance (based on our actual fiscal 2012 EPS performance and relative TSR performance as of the end of fiscal 2012).

(2) One-quarter of these awards vested as of March 1, 2012.

All of our NEOs received a higher value of total target long-term incentive compensation award compared to fiscal 2011, reflecting our pay position strategy shift in fiscal 2012 to target the 65th percentile of the relevant market data for long-term incentive compensation and total direct compensation, and the promotional and retention-based RSU grants described above. Notwithstanding these increases, according to Mercer's competitive market assessment, the market position for our former CEO's target total direct compensation remained below the median level of our peer group.

The target value of the regular equity incentive awards granted as part of our annual executive compensation program was determined with reference to the 65th percentile of relevant market data for long-term incentive compensation. In addition to these regular awards, we granted RSUs to James Beer and William Robbins for retention purposes and to Rowan Trollope and Francis deSouza in connection with their promotion to Group President. The retention-based RSUs reflect the Compensation Committee's desire to retain our senior executive management team in order to execute our long-term goals in a competitive environment, and the grant date value of such awards was set at a level that the Compensation Committee determined, based on its subjective judgment, would achieve this desired outcome. Similarly, the Compensation Committee used its subjective judgment to determine the appropriate grant date value of the promotional awards for Messrs. deSouza and Trollope, in each case taking into account their increased role and responsibilities and based on Mercer's competitive market data. (Details of equity grants made to the named executive officers in fiscal 2012 are disclosed in the Summary Compensation Table and Grants of Plan-Based Awards table on pages 54 and 57, respectively.)

For fiscal 2012, our non-GAAP EPS target under the PRUs was $1.54 per share. The Compensation Committee determined that we achieved 99% of this metric, resulting in 97% of the target shares becoming eligible to be earned based on achievement of the TSR performance goals under the PRUs. Pursuant to the terms of these awards, each NEO will be eligible to receive at least half of the eligible shares if he remains employed by Symantec through the last day of fiscal 2014 even if we fail to achieve those TSR performance goals, and could receive up to 150% of such shares, depending upon the degree to which we achieve of those goals and the same employment condition is met.

Burn Rate and Dilution: We closely manage how we use our equity to compensate employees. We think of "gross burn rate" as the total number of shares granted under all of our equity incentive plans during a period divided by the weighted average number of shares of common stock outstanding during that period and expressed as a percentage. We think of "net burn rate" as the total number of shares granted under all of our equity incentive plans during a period, minus the total number of shares returned to such plans through awards cancelled during that period, divided by the weighted average number of shares of common stock outstanding during that period, and expressed as a percentage. "Overhang" we think of as the total number of shares underlying options and awards outstanding plus shares available for issuance under all of our equity incentive plans at the end of a period divided by the weighted average number of shares of common stock outstanding during that period and expressed as a percentage. For purposes of these calculations, each full-value award grant (e.g., restricted stock unit) is treated as the equivalent of the grant of two options in order to recognize the economic difference in the equity vehicle types. The Compensation Committee determines the percentage of equity to be made available for our equity programs with reference to the companies in our market composite. In addition, the Compensation Committee considers the accounting costs that will be reflected in our financial statements when establishing the forms of equity to be granted and the size of the overall pool available. For fiscal 2012, our gross burn rate was 3.46%, our net burn rate was 3.21%, and our overhang was 19.85%.

Equity Grant Practices: The Compensation Committee generally approves grants to the named executive officers at its first meeting of each fiscal year, or shortly thereafter through subsequent action. The grant date for all equity grants made to employees, including the named executive officers, is generally the 10th day of the month following the applicable meeting. If the 10th day is not a business day, the grant is generally made on the previous business day. The Compensation Committee does not coordinate the timing of equity awards with the release of material, nonpublic information. RSUs may be granted from time to time throughout the year, but all RSUs generally vest on either March 1, June 1, September 1 or December 1 for administrative reasons. PRUs are currently granted once a year and vesting occurs only after a three-year performance period.

Change of Control and Severance Arrangements: The vesting of certain stock options, RSUs and PRUs held by our named executive officers will accelerate if they experience an involuntary (including constructive) termination of employment under certain circumstances. In addition, payouts to our named executive officers under our Long Term Incentive Plan will accelerate under certain circumstances. For additional information about these arrangements, see "—Other Benefits — Change of Control and Severance Arrangements" below and "Potential Payments Upon Termination or Change in Control," below.

Retention and Other Awards

Certain business conditions may warrant using additional compensation approaches to attract, retain or motivate executives. Such conditions include acquisitions and divestitures, attracting or retaining specific or unique talent, and recognition for exceptional contributions. In these situations, the Compensation Committee considers the business needs and the potential costs and benefits of special rewards. In fiscal 2012, the Compensation Committee granted retention-based RSUs to Messrs. Beer and Robbins. See "—Equity Incentive Awards" above for a discussion of these awards.

Other Benefits

All named executive officers are eligible to participate in our 401(k) plan (which includes our matching contributions), health and dental coverage, life insurance, disability insurance, paid time off, and paid holidays on the same terms as are available to all employees generally. These rewards are designed to be competitive with overall market practices, and are in place to attract and retain the talent needed in the business. In addition, named executive officers are eligible to participate in the deferred compensation plan, and to receive other benefits described below.

Deferred Compensation: Symantec's named executive officers are eligible to participate in a nonqualified deferred compensation plan that provides management employees on our U.S. payroll with a base salary of $150,000 or greater (including our named executive officers) the opportunity to defer up to 75% of base salary and 100% of cash bonuses for payment at a future date. This plan is provided to be competitive in the executive talent market, and to provide executives with a tax-efficient alternative for receiving earnings. None of our named executive officers participated in this plan during fiscal 2012.

Additional Benefits: Symantec's named executive officers typically do not receive perquisites, except in limited circumstances when deemed appropriate by the Compensation Committee. For example, an additional benefit available to named executive officers is reimbursement for up to $10,000 for financial planning services. The Compensation Committee provides certain perquisites because it believes they are for business-related purposes or are prevalent in the marketplace for executive talent. The value of the perquisites we provide is taxable to the named executive officers and the incremental cost to us for providing these perquisites is reflected in the Summary Compensation Table. (These benefits are disclosed in the All Other Compensation column of the Summary Compensation Table on page 54).

Change of Control and Severance Arrangements: Our Executive Retention Plan provides (and, in the case of PRUs, the terms of the PRUs) participants with double trigger acceleration of equity awards and, if applicable, become immediately exercisable, where equity vesting and exercisability is only accelerated in the event the individual's employment is terminated without cause, or is constructively terminated, within 12 months after a change in control of our company (as defined in the plan). In the case of PRUs, PRUs will vest at target if the change in control occurs prior to the first performance period, will vest as to eligible shares if the change in control occurs following the first performance period but before achievement is determined with respect to the second performance period, and will vest as to the sum of the eligible shares determined to be earned for the second performance period plus 50% of the eligible shares if the change in control occurs following the second performance period but before achievement is determined with respect to the third performance period. In the case of our LTIP, participants will receive an accelerated payout (either of the amount that had been accrued for the participants (or 100% of target in certain cases) if we experience a change in control of our company, or if the participant's employment is terminated without cause after the applicable performance period has been completed (assuming the threshold performance for such period has been achieved). See "Potential Payments Upon Termination or Change in Control — Long Term Incentive Plan" below.

We believe that the double trigger acceleration provision appropriately achieves the intent of the plan without providing an undue benefit to executives who continue to be employed following a change in control transaction. The intent of the plan is to enable named executive officers to have a balanced perspective in making overall business decisions in the context of a potential acquisition of our company, as well as to be competitive with market practices. The Compensation Committee believes that change in control benefits, if structured appropriately, serve to minimize the distraction caused by a potential transaction and reduce the risk that key talent would leave our company before a transaction closes.

Following the end of fiscal 2012, the Compensation Committee conducted an ordinary course review of the change in control and severance arrangements applicable to our executive officers. Taking into account consolidation within our industry and the practices prevalent within our peer group, the Compensation Committee modified these arrangements in order to improve retention of our senior executives whose roles would likely be eliminated in connection with a change in control of our company. Specifically, our Executive Retention Plan was amended to provide for the payment of a cash severance benefit for the named executive officers equal to one times such officer's base salary and target payout under the Executive Annual Incentive Plan applicable to such named executive officer under the same circumstances equity awards would accelerate under the Executive Retention Plan. In addition, the Compensation Committee adopted the Symantec Corporation Executive Severance Plan, which provides certain severance benefits to our executive offers, including the named executive officers, in the event that such executive officers are involuntarily terminated other than for cause (as defined in the plan). Under the terms of this plan, eligible executive officers are entitled to receive a severance payment equal to one year of base salary. Payment of the foregoing benefit is subject to the applicable officer returning a release of claims. The foregoing benefit is in lieu of benefits provided to the officers under the Symantec Corporation Severance Plan, which provided 10 weeks of base salary for the first year of service plus two weeks of base salary for every additional year of service. The Compensation Committee determined to modify these arrangements for the same reason it adopted our Executive Retention Plan.

In connection with his promotion to CEO in 2009, we entered into an employment agreement with Enrique Salem that provides him with certain benefits upon the involuntary termination of his employment under certain circumstances, including acceleration of vesting and severance payments in connection with a change of control.

The change in control and severance benefits described above do not influence and are not influenced by the other elements of compensation as these benefits serve different objectives than the other elements. We do not provide for gross-ups of excise tax values under Section 4999 of the Internal Revenue Code. Rather, we allow the named executive officer to reduce the benefit received or waive the accelerated vesting of options to avoid excess payment penalties.

Details of each individual named executive officer's benefits, including estimates of amounts payable in specified circumstances in effect as of the end of fiscal 2012, are disclosed under "Potential Payments Upon Termination or Change in Control" below.

SUPPLEMENTARY POLICIES AND CONSIDERATIONS

We use several additional policies to ensure that the overall compensation structure is responsive to stockholder interests and competitive with the market. Specific policies include:

Stock Ownership Requirements

We believe that in order to align the interests of our executive officers with those of our stockholders, our executive officers should have a financial stake in our company. In October 2005, our Compensation Committee instituted stock ownership requirements for our executive officers, which require that our executive officers hold the following minimum number of shares:

- CEO: 150,000 shares
- CFO: 85,000 shares
- Group Presidents and Executive Vice Presidents: 35,000 shares
- Chief Accounting Officer (if not otherwise included above): 20,000 shares

In April 2012, to further enhance alignment between our executive officers and stockholder interests, the Compensation Committee modified the stock ownership requirements to increase the minimum levels our executive officers are expected to hold starting in fiscal 2013:

- CEO: 5x base salary
- CFO: 3x base salary
- Group Presidents and Executive Vice Presidents: 2x base salary

Stock options and unvested restricted stock awards or performance-based restricted stock units do not count toward stock ownership requirements.

The Compensation Committee also modified the guidelines to require that an executive officer who does not satisfy the applicable stock ownership level within the required timeframe must retain at least 50% of all net (after-tax) equity grants until the required stock ownership level has been met. The executive officer is required to acquire and thereafter maintain the stock ownership required within four years of becoming an executive officer of Symantec (or four years following the adoption date of these revised guidelines).

As of July 24, 2012, Messrs. Salem, Beer and Robbins have reached the stated ownership requirements for fiscal 2012. Messrs. Trollope and deSouza have until May 2015 to meet the stated thresholds. See the table below for individual ownership levels relative to the executive's ownership requirement.

Named Executive Officer	Ownership Requirement (# of shares)	Holdings as of July 24, 2012
Enrique Salem	150,000	496,124
James A. Beer	85,000	116,938
Rowan M. Trollope	35,000	20,956
Francis A. deSouza	35,000	32,081
William T. Robbins	35,000	78,515

Recoupment Policies (Clawbacks)

Since fiscal 2009, we have included provisions within our executive annual incentive plans to the effect that we will seek reimbursement of excess incentive cash compensation if our financial statements are the subject of a restatement due to error or misconduct. Our long-term incentive plans have contained such provisions since their inception during fiscal 2008.

Insider Trading and Hedging Policies

Our Insider Trading Policy prohibits all directors and employees from short-selling Symantec stock or engaging in transactions involving Symantec-based derivative securities, including, but not limited to, trading in Symantec-based option contracts (for example, buying and/or writing puts and calls).

In addition, our Insider Trading Policy requires that our Chief Executive Officer, Chief Financial Officer, and each of our directors conduct open market sales of our securities only through use of stock trading plans adopted pursuant to Rule 10b5-1 of the Exchange Act. Rule 10b5-1 allows insiders to sell and diversify their holdings in our stock over a designated period by adopting pre-arranged stock trading plans at a time when they are not aware of material nonpublic information about us, and thereafter sell shares of our common stock in accordance with the terms of their stock trading plans without regard to whether or not they are in possession of material nonpublic information about the Company at the time of the sale. All other executives are strongly encouraged to trade using 10b5-1 plans.

Tax and Accounting Considerations on Compensation

The financial reporting and income tax consequences to the Company of individual compensation elements are important considerations for the Compensation Committee when it reviews compensation practices and makes compensation decisions. While structuring compensation programs that result in more favorable tax and financial reporting treatment is a general principle, the Compensation Committee balances these goals with other business needs that may be inconsistent with obtaining the most favorable tax and accounting treatment for each component of its compensation.

Deductibility by Symantec. Under Section 162(m) of the Internal Revenue Code, we may not receive a federal income tax deduction for compensation that is not performance-based (as defined in the Section 162(m) rules) paid to the Chief Executive Officer and the next three most highly compensated executive officers (other than our Chief Financial Officer) to the extent that any of these persons receives more than $1,000,000 in nonperformance-based compensation in any one year. While the Compensation Committee considers the deductibility of awards as one factor in determining our executive compensation, it also looks at other factors in making its executive compensation decisions and retains the flexibility to grant awards or pay compensation the Compensation Committee determines to be consistent with its goals for Symantec's executive compensation program even if the awards are not deductible by Symantec for tax purposes.

Tax Implications for Officers. Section 409A of the Internal Revenue Code imposes additional income taxes on executive officers for certain types of deferred compensation that do not comply with Section 409A. The Company attempts in good faith to structure compensation so that it either conforms with the requirements of or qualifies for an exception under Code Section 409A. Section 280G of the Internal Revenue Code imposes an excise tax on payments to executives of severance or change of control compensation that exceed the levels specified in the Section 280G rules. Our named executive officers could receive the amounts shown in the section entitled "Potential Payments Upon Termination or Change in Control" (beginning on page 60 below) as severance or change of control payments that could implicate this excise tax. As mentioned above, we do not offer our officers as part of their change of control benefits any gross-ups related to this excise tax under Code Section 4999.

Accounting Considerations. The Compensation Committee also considers the accounting and cash flow implications of various forms of executive compensation. In its financial statements, the Company records salaries and performance-based compensation incentives as expenses in the amount paid, or to be paid, to the named executive officers. Accounting rules also require the Company to record an expense in its financial statements for equity awards, even though equity awards are not paid as cash to employees. The accounting expense of equity awards to employees is calculated in accordance with the requirements of FASB Accounting Standards Codification Topic 718. The Compensation Committee believes, however, that the many advantages of equity compensation, as discussed above, more than compensate for the non-cash accounting expense associated with them.

Compensation Committee Interlocks and Insider Participation

The members of Symantec's Compensation Committee during fiscal 2012 were Stephen M. Bennett, Michael A. Brown, Geraldine B. Laybourne, David L. Mahoney and Daniel H. Schulman. None of the members of Symantec's Compensation Committee in fiscal 2012 was at any time during fiscal 2012 or at any other time an officer or employee of Symantec or any of its subsidiaries, and none had or have any relationships with Symantec that are required to be disclosed under Item 404 of Regulation S-K. None of Symantec's executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our Board of Directors or Compensation Committee during fiscal 2012.

Compensation Committee Report

The information contained in the following report of Symantec's Compensation Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by Symantec under the Securities Exchange Act of 1934 or the Securities Act of 1933 unless and only to the extent that Symantec specifically incorporates it by reference.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis ("CD&A") contained in proxy statement. Based on this review and discussion, the Compensation Committee has recommended to the Board that the CD&A be included in this Annual Report on Form 10-K for the fiscal year ended March 30, 2012.

By: The Compensation Committee of the Board of Directors:

Stephen M. Bennett (resigned from the Compensation Committee, effective July 24, 2012)
Geraldine B. Laybourne
David L. Mahoney
Daniel H. Schulman (Chairman through July 24, 2012)

Summary of Compensation

The following table shows for the fiscal year ended March 30, 2012, compensation awarded to or paid to, or earned by, our former Chief Executive Officer, our Chief Financial Officer and the three most highly compensated executive officers who were serving as executive officers (other than as our Chief Executive Officer or Chief Financial Officer) at March 30, 2012 (the "named executive officers" or "NEOs").

Summary Compensation Table for Fiscal 2012

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total ($)
Enrique Salem	2012	800,000	—	5,280,000	—	3,210,000(4)	98,462(5)	9,388,462
Former President and Chief Executive	2011	750,000	—	1,732,800	1,711,658	4,281,250(6)	33,975(7)	8,509,683
Officer*	2010	625,000	—	2,398,200	2,888,793	3,092,969(8)	17,387(9)	9,022,349
James A. Beer	2012	700,000	—	2,629,000	—	1,111,250(10)	99,556(11)	4,539,806
Executive Vice President,	2011	700,000	—	505,400	398,060	1,117,050(12)	19,632(13)	2,740,142
Chief Financial Officer	2010	660,000	—	720,040	547,106	747,120(14)	12,949(15)	2,687,215
Rowan M. Trollope Group President, SMB and Symantec.cloud	2012	435,000	—	3,509,200	—	768,150(16)	1,181,354(17)	5,893,704
Francis A. deSouza Group President, Enterprise Products & Services	2012	435,000	—	3,509,200	—	794,250(18)	62,822(19)	4,801,272
William T. Robbins	2012	475,000	—	2,629,000	—	904,269(20)	69,946(21)	4,078,215
Executive Vice President,	2011	475,000	—	361,000	238,836	875,400(22)	35,427(23)	1,985,663
Worldwide Sales and Services	2010	453,375	—	812,930	684,845	625,800(24)	194,627(25)	2,771,577

* Mr. Salem resigned from the Company, effective July 24, 2012.

(1) Amounts shown in this column reflect the aggregate full grant date fair value calculated in accordance with FASB Accounting Standards Codification Topic 718 for restricted stock unit awards and, solely in the case of fiscal 2012, PRUs, each awarded under Symantec's 2004 Equity Incentive Plan.

(2) Amounts shown in this column reflect the aggregate full grant date fair value calculated in accordance with FASB Accounting Standards Codification Topic 718 for option awards granted under Symantec's 2004 Equity Incentive Plan. We calculate the grant date fair value of stock options using the Black-Scholes option pricing model. The following table includes the assumptions used to calculate the aggregate grant date fair value of awards reported for fiscal 2011 and 2010. We do not currently pay cash dividends on our common stock. The assumptions listed below are consistent with the assumptions that we used to report stock option valuations and expense in the consolidated financial statements contained in our annual report on Form 10-K for fiscal year 2012:

Grant Date	Volatility (%)	Expected Life (Years)	Risk-Free Interest Rate (%)
6/10/2010	34.02	3.51	1.93
5/11/2009	43.94	3.38	1.46
4/10/2009	43.94	3.38	1.46

(3) Amounts shown in this column for fiscal 2012, as footnoted below, include a payout of accrued PTO balance earned under our paid-time off (PTO) policy. We modified our PTO policy for management positions during fiscal 2012, and members of management, including all of our executive officers, will no longer accrue PTO. This is a one-time payout, and is required under applicable laws.

(4) This amount represents (a) $1,110,000 for Mr. Salem's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2012, which was earned in fiscal 2012 and paid in fiscal 2013, and (b) $2,100,000 accrued on Mr. Salem's behalf for performance during fiscal 2012 under the FY12 LTIP. Mr. Salem will receive a pro-rated amount of the FY12 LTIP award based on the terms of the FY12 LTIP.

(5) This amount represents PTO payout for Mr. Salem.

(6) This amount represents (a) $1,181,250 for Mr. Salem's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2011, which was earned in fiscal 2011 and paid in fiscal 2012, and (b) $3,100,000 accrued on Mr. Salem's behalf for performance during fiscal 2011 under the FY11 LTIP. Mr. Salem will receive a pro-rated amount of the FY11 LTIP award based on the terms of the FY11 LTIP.

(7) This amount represents coverage of expenses related to Mr. Salem's attendance at the Company's FY10 sales achiever's trip.

(8) This amount represents (a) $292,969 for Mr. Salem's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2010, which was earned in fiscal 2010 and paid in fiscal 2011, and (b) $2,800,000 accrued on Mr. Salem's behalf for performance during fiscal 2010 under the FY10 LTIP.

(9) This amount represents (a) $7,387 for coverage of expenses related to Mr. Salem's attendance at the Company's FY09 sales achiever's trip, and (b) $10,000 for reimbursement for tax services.

(10) This amount represents (a) $665,000 for Mr. Beer's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2012, which was earned in fiscal 2012 and paid in fiscal 2013, and (b) $446,250 accrued on Mr. Beer's behalf for performance during fiscal 2012 under the FY12 LTIP. Mr. Beer will be eligible to receive the FY12 LTIP award if he remains employed by the Company through the last day of fiscal 2014.

(11) This amount represents (a) $80,105 for PTO payout, (b) $11,111 for membership fees, (c) $2,340 for reimbursement for tax services, and (d) $6,000 for the Company's contributions to Mr. Beer's account under its 401(k) plan.

(12) This amount represents (a) $652,050 for Mr. Beer's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2011, which was earned in fiscal 2011 and paid in fiscal 2012, and (b) $465,000 accrued on Mr. Beer's behalf for performance during fiscal 2011 under the FY11 LTIP. Mr. Beer will be eligible to receive the FY11 LTIP award if he remains employed by the Company through the last day of fiscal 2013.

(13) This amount represents (a) $426 for coverage of expenses related to Mr. Beer's attendance at the FY10 Board retreat, (b) $10,556 for membership fees, (c) $2,400 for reimbursement for tax services, and (d) $6,250 for the Company's contributions to Mr. Beer's account under its 401(k) plan.

(14) This amount represents (a) $285,120 for Mr. Beer's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2010, which was earned in fiscal 2010 and paid in fiscal 2011, and (b) $462,000 accrued on Mr. Beer's behalf for performance during fiscal 2010 under the FY10 LTIP.

(15) This amount represents (a) $363 for coverage of expenses related to attendance at the FY09 Board retreat, (b) $879 for membership fees, (c) $5,707 for reimbursement for tax services, and (d) $6,000 for the Company's contributions to Mr. Beer's account under its 401(k) plan.

(16) This amount represents (a) $321,900 for Mr. Trollope's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2012, which was earned in fiscal 2012 and paid in fiscal 2013, and (b) $446,250 accrued on Mr. Trollope's behalf for performance during fiscal 2012 under the FY12 LTIP. Mr. Trollope will be eligible to receive the FY12 LTIP award if he remains employed by the Company through the last day of fiscal 2014.

(17) This amount represents (a) $46,288 for PTO payout, (b) $906 for recognition of 20 years of service, (c) $6,472 for expat transportation, (d) $63,222 for cost of living gross up, (e) $639,224 for expat foreign tax payment gross up, (f) $411,972 for relocation expenses, (g) $6,507 for reimbursement for tax services, and (h) $6,763 for the Company's contributions to Mr. Trollope's account under its 401(k) plan. Mr. Trollope was on an international assignment in fiscal 2012, prior to his becoming an executive officer upon his promotion to Group President in fiscal 2012, and received the relocation, cost of living travel and tax equalization benefits described above in accordance with the Company's international assignment practice.

(18) This amount represents (a) $348,000 for Mr. deSouza's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2012, which was earned in fiscal 2012 and paid in fiscal 2013, and (b) $446,250 for Mr. deSouza's performance during fiscal 2012 under the FY12 LTIP. Mr. deSouza will be eligible to receive the FY12 LTIP award if he remains employed by the Company through the last day of fiscal 2014.

(19) This amount represents (a) $53,538 for PTO payout, (b) $2,521 for reimbursement for tax services, and (c) $6,763 for the Company's contributions to Mr. deSouza's account under its 401(k) plan.

(20) This amount represents (a) $458,019 for Mr. Robbins' executive annual bonus under his Executive Annual Incentive Plan for fiscal 2012, which was earned in fiscal 2012 and paid in fiscal 2013, and (b) $446,250 for Mr. Robbins' performance during fiscal 2012 under the FY12 LTIP. Mr. Robbins will be eligible to receive the FY12 LTIP award if he remains employed by the Company through the last day of fiscal 2014.

(21) This amount represents (a) $58,462 for PTO payout, (b) $9,196 for coverage of expenses related to attendance at the Company's FY11 sales achiever's trip, and (c) $2,288 for coverage of expenses related to attendance at the FY11 Board retreat.

(22) This amount represents (a) $410,400 for Mr. Robbins' executive annual bonus under his Executive Annual Incentive Plan for fiscal 2011, which was earned in fiscal 2011 and paid in fiscal 2012, and (b) $465,000 for Mr. Robbins' performance during fiscal 2011 under the FY11 LTIP. Mr. Robbins will be eligible to receive the FY11 LTIP award if he remains employed by the Company through the last day of fiscal 2013.

(23) This amount represents (a) $33,115 for coverage of expenses related to Mr. Robbins' attendance at the Company's FY10 sales achiever's trip, (b) $1,018 for coverage of expenses related to attendance at the Company's FY10 Board retreat, and (c) $1,294 for reimbursement for tax services.

(24) This amount represents (a) $163,800 for Mr. Robbins' executive annual bonus under his Executive Annual Incentive Plan for fiscal 2010, which was earned in fiscal 2010 and paid in fiscal 2011, and (b) $462,000 for Mr. Robbins' performance during fiscal 2010 under the FY10 LTIP.

(25) This amount represents (a) $1,182 for retroactive pay, (b) $179,634 for an Expatriate US Tax Payment gross up, (c) $12,207 for coverage of expenses related to Mr. Robbins' attendance at the Company's FY09 sales achiever's trip, (d) $857 for coverage of expenses related to attendance at the FY09 Board retreat, and (e) $747 for reimbursement for tax services.

After the resignation of Enrique Salem, our former President and Chief Executive Officer, effective July 24, 2012, the Board appointed our Chairman, Stephen M. Bennett, as our current President and Chief Executive Officer effective July 25, 2012. In August 2012, the Board approved Mr. Bennett's compensation for his role as our President and Chief Executive Officer for the remainder of fiscal 2013, and we entered into an employment agreement with Mr. Bennett. Mr. Bennett's annual base salary is $1,000,000, subject to annual review, and he is eligibility for an annual bonus under our Executive Annual Incentive Plan for fiscal 2013 with a target amount of 150% of base salary, subject to proration based on his period of employment as our President and Chief Executive Officer in fiscal 2013. Mr. Bennett is also eligible to receive a target award of $750,000 under the Company's FY13 LTIP. The Board approved a grant of 115,000 restricted stock units that will vest in four equal annual installments. The Board also approved a grant of 115,000 PRUs that are subject to the same vesting conditions as the awards made to our other named executive officers, except that the target shares that Mr. Bennett will be eligible to earn in fiscal 2014 and 2015 will be not less than 80,000 shares due to the fact that Mr. Bennett's term as President and Chief Executive Officer did not commence until the second quarter of fiscal 2013. Since Mr. Bennett's performance metrics are the same as our other NEOs and reflect performance for the full fiscal 2013, the Board decided to adjust his "Conditional PRU Award" (as defined in his PRU Agreement) to assure that he would have an appropriate level of incentive for the two fiscal years after his first shortened fiscal year of service. The Board does not intend to provide such adjustments going forward for Mr. Bennett. Mr. Bennett also received a grant of 450,000 performance contingent stock units ("PCSUs") that are subject to vesting conditions based on the Company's volume weighted average closing price of its common stock at or above $18.00, $20.00 or $22.00 (collectively, the "Price Thresholds"). If the Price Thresholds are not achieved by the end of fiscal 2015, then all PCSUs shall be forfeited.

Mr. Bennett's employment agreement also provides that, upon the involuntary termination of his employment under certain circumstances, he is entitled to receive certain benefits, including among other things, cash severance of up to 2.0 times his base annual salary; reimbursement of COBRA premiums; acceleration of any then-unvested stock options and RSUs; acceleration of any then-unvested PRUs and PCSUs in accordance with the terms in the performance-based restricted stock unit agreement and performance contingent stock unit agreement, respectively; and partial acceleration of LTIP payments in accordance with the terms of the applicable Long Term Incentive Plan.

The following table shows for the fiscal year ended March 30, 2012, certain information regarding grants of plan-based awards to our named executive officers from our incentive plans:

Grants of Plan-Based Awards in Fiscal 2012

Name	Grant Date(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards(4) Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Enrique Salem*	6/10/11	870,000(2)	1,200,000(2)	2,100,000(2)	75,000	150,000	199,500	90,000(5)	—	—	1,665,000
		500,000(3)	2,000,000(3)	4,000,000(3)	—	—	—				
James A. Beer	6/10/11	482,125(2)	665,000(2)	1,163,750(2)	20,000	40,000	53,200	40,000(5)	—	—	740,000
	6/10/11	106,250(3)	425,000(3)	850,000(3)	—	—	—	50,000(6)			925,000
Rowan M. Trollope	6/10/11	252,300(2)	348,000(2)	609,000(2)	20,000	40,000	53,200	40,000(5)	—	—	740,000
	6/10/11	106,250(3)	425,000(3)	850,000(3)	—	—	—	100,000(6)			1,850,000
Francis A. deSouza	6/10/11	252,300(2)	348,000(2)	609,000(2)	20,000	40,000	53,200	40,000(5)	—	—	740,000
	6/10/11	106,250(3)	425,000(3)	850,000(3)	—	—	—	100,000(6)			1,850,000
William T. Robbins	6/10/11	327,156(2)	451,250(2)	789,688(2)	20,000	40,000	53,200	40,000(5)	—	—	740,000
	6/10/11	106,250(3)	425,000(3)	850,000(3)	—	—	—	50,000(6)			925,000

* Mr. Salem resigned from the Company, effective July 24, 2012.

(1) Represents grant date of stock awards.

(2) Represents threshold, target and maximum payouts with respect to each applicable metric under the FY12 Executive Annual Incentive Plan.

(3) Represents threshold, target and maximum payouts under the FY12 LTIP. Payment under this plan is contingent upon employment through the last day of fiscal 2014.

(4) The amounts shown in these rows reflect, in share amounts, the threshold, target, and maximum potential shares eligible ("eligible shares") to be earned (based on performance for the fiscal 2012 period) at the end of fiscal 2013 and 2014, based on, and subject to further adjustment as a result of, the achievement of the TSR ranking for our company as compared to the S&P 500, as further described in the CD&A section beginning on page 47. In June 2011, each named executive officer was awarded a PRU under the 2004 Equity Incentive Plan, subject to the achievement of the same non-GAAP EPS metric for our FY12 Executive Annual Incentive Plan during fiscal 2012, with a threshold award equal to 50% of the target eligible shares and a maximum award equal to 133% of the target eligible shares. For fiscal 2012, the Compensation Committee determined that we achieved 99% of our non-GAAP EPS target under the PRUs, resulting in 97% of the target eligible shares becoming eligible to be earned based on achievement of the TSR performance goals under the PRUs. Pursuant to the terms of these awards, each NEO will be eligible to receive at least half of the eligible shares if he remains employed by us through the last day of fiscal 2014 even if we fail to achieve those TSR performance goals, and could receive up to 150% of such shares, depending upon the degree to which we achieve of those goals and the same employment condition is met.

(5) This RSU grant was granted under the 2004 Equity Incentive Plan and vests in four equal annual installments on each of the first through fourth anniversaries of the date of grant, and is settled in shares on the vesting date.

(6) This RSU grant was granted under the 2004 Equity Incentive Plan. 25% of the shares vests on June 1, 2013, another 25% of the shares vest on June 1, 2014 and the balance vests on June 1, 2015, and is settled in shares on the vesting date.

For a summary of the terms of the FY12 Executive Annual Incentive Plan, see "Compensation Discussion & Analysis (CD&A) — Compensation Components — Executive Annual Incentive Plans" above. For a summary of the terms of the FY12 LTIP, see "Compensation Discussion & Analysis (CD&A) — Compensation Components — Long Term Incentive Plans (LTIP)" above. Details of acceleration of the equity awards described are disclosed under "Compensation Discussion & Analysis (CD&A) — Other Benefits — Change in Control and Severance Arrangements" above and "Potential Payments Upon Termination or Change in Control" below.

The following table shows for the fiscal year ended March 30, 2012, certain information regarding outstanding equity awards at fiscal year end for our named executive officers.

Outstanding Equity Awards At Fiscal Year-End 2012

		Option Awards				Stock Awards			
Name	**Grant Date**	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)***	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Yet Vested (#)†**	**Equity Incentive Plan Awards: Value of Unearned Shares, Units or Other Rights that Have Not Yet Vested ($)***
Enrique Salem**	6/22/2004	147,418	—	1.61,	6/22/2014,	—	—	—	—
				20.36(1)	7/15/2013,	—	—	—	—
					12/5/2012	—	—	—	—
	10/20/2005	70,000	—	22.68	10/20/2012	—	—	—	—
	5/12/2006	175,000	—	17.02	5/12/2013	—	—	—	—
	5/10/2007	150,000	—	19.48	5/10/2014	—	—	—	—
	2/8/2008	100,000	—	17.90	2/8/2015	—	—	—	—
	5/9/2008	230,000	10,000(2)	19.99	5/9/2015	—	—	—	—
	4/10/2009	371,875	138,125(3)	17.13	4/10/2016	35,000(4)	654,500	—	—
	6/10/2010	188,125	241,875(5)	14.44	6/10/2017	60,000(6)	1,122,000	—	—
	6/10/2011	—	—	—	—	67,500(7)	1,262,250	145,500	2,720,850
James A. Beer	3/3/2006	300,000	—	16.98	3/3/2013	—	—	—	—
	5/10/2007	150,000	—	19.48	5/10/2014	—	—	—	—
	5/9/2008	95,833	4,167(2)	19.99	5/9/2015	—	—	—	—
	5/11/2009	76,500	31,500(8)	15.32	5/11/2016	23,500(9)	439,450	—	—
	6/10/2010	43,750	56,250(5)	14.44	6/10/2017	17,500(10)	327,250	—	—
	6/10/2011	—	—	—	—	80,000(11)	1,496,000	38,800	725,560
Rowan M. Trollope	10/20/2004	28,000	—	27.68	10/20/2014	—	—	—	—
	10/20/2005	30,000	—	22.68	10/20/2012	—	—	—	—
	6/20/2006	9,480	—	15.90	6/20/2013	—	—	—	—
	5/10/2007	22,500	—	19.48	5/10/2014	—	—	—	—
	5/9/2008	37,375	1,625(2)	19.99	5/9/2015	—	—	—	—
	5/11/2009	28,333	11,667(8)	15.32	5/11/2016	11,666(12)	218,154	—	—
	6/10/2010	32,812	42,188(5)	14.44	6/10/2017	15,000(13)	280,500	—	—
	6/10/2011	—	—	—	—	130,000(14)	2,431,000	38,800	725,560
Francis A. deSouza	3/30/2006	25,000	—	16.98	3/3/2013	—	—	—	—
	5/10/2007	20,000	—	19.48	5/10/2014	—	—	—	—
	5/9/2008	58,458	2,542(2)	19.99	5/9/2015	—	—	—	—
	5/11/2009	25,500	10,500(8)	15.32	5/11/2016	11,000(15)	205,700	—	—
	1/8/2010	—	—	—	—	3,750(16)	70,125	—	—
	6/10/2010	32,812	42,188(5)	14.44	6/10/2017	15,000(13)	280,500	—	—
	6/10/2011	—	—	—	—	130,000(14)	2,431,000	38,800	725,560
William T. Robbins	5/3/2002	56,209	—	23.04	5/3/2012	—	—	—	—
	11/19/2002	45,670	—	14.46	11/19/2012	—	—	—	—
	2/17/2004	50,589	—	29.39	2/17/2014	—	—	—	—
	10/20/2005	20,000	—	22.68	10/20/2012	—	—	—	—
	6/20/2006	30,000	—	15.90	6/20/2013	—	—	—	—
	5/10/2007	42,000	—	19.48	5/10/2014	—	—	—	—
	7/10/2007	8,000	—	18.87	7/10/2014	—	—	—	—
	5/9/2008	47,916	2,084(2)	19.99	5/9/2015	—	—	—	—
	4/10/2009	19,687	7,313(3)	17.13	4/10/2016	2,250(17)	42,075	—	—
	5/11/2009	74,375	30,625(8)	15.32	5/11/2016	21,500(18)	402,050	—	—
	6/10/2010	26,250	33,750(5)	14.44	6/10/2017	12,500(19)	233,750	—	—
	6/10/2011	—	—	—	—	80,000(11)	1,496,000	38,800	725,560

* The market value of the equity awards that have not vested is calculated by multiplying the number of units (eligible shares (as defined in the next footnote) for PRUs) that have not vested by the closing price of our common stock on March 30, 2012, which was $18.70.

** Mr. Salem resigned from the Company, effective July 24, 2012.

† In June 2011, each NEO was awarded a PRU under the 2004 Stock Incentive Plan, subject to achievement of the same non-GAAP EPS metric for our FY12 Executive Annual Incentive Plan during fiscal 2012 and other performance goals for subsequent fiscal years. The share amount shown in the column above entitled "Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)" is the number of target shares that, based on actual performance during fiscal 2012, became eligible ("eligible shares") to be earned depending on achievement of the other performance goals under the PRUs for fiscal 2013 and fiscal 2014. Pursuant to the terms of these awards, each NEO will be eligible to receive at least half of the eligible shares if he remains employed by us through the last day of fiscal 2014 even if we fail to achieve those other performance goals, and could receive up to 150% of such shares, depending upon the degree to which we achieve of those goals and the same employment condition is met. For additional information on these awards, including the threshold, target, and maximum estimated future payouts of these awards for fiscal 2012 performance, see the table entitled "Grants of Plan-Based Awards in Fiscal 2012" above.

(1) 124,418 shares granted at $1.61 and 120,000 shares granted at $20.36.

(2) Unvested options vest in equal installments monthly on the 9th of each month ending on 5/9/2012.

(3) Unvested options vest in equal installments monthly on the 10th of each month ending on 4/10/2013.

(4) 35,000 shares to vest on 3/1/2013.

(5) Unvested options vest in equal installments monthly on the 10th of each month ending on 6/10/2014.

(6) 30,000 shares to vest on 3/1/2013 and 30,000 shares to vest on 3/1/2014.

(7) 22,500 shares to vest on 3/1/2013, 22,500 shares to vest on 3/1/2014, and 22,500 shares to vest on 3/1/2015.

(8) Unvested options vest in equal installments monthly on the 11th of each month ending on 5/11/2013.

(9) 11,750 shares to vest on 6/1/2012 and 11,750 shares to vest on 6/1/2013.

(10) 8,750 shares to vest on 3/1/2013 and 8,750 shares to vest on 3/1/2014.

(11) 10,000 shares to vest on 3/1/2013, 10,000 shares to vest on 3/1/2014, 10,000 shares to vest on 3/1/2015, 12,500 shares to vest on 6/1/2013, 12,500 shares to vest on 6/1/2014, and 25,000 shares to vest on 6/1/2015.

(12) 5,833 shares to vest on 6/1/2012 and 5,833 shares to vest on 6/1/2013.

(13) 7,500 shares to vest on 3/1/2013 and 7,500 shares to vest on 3/1/2014.

(14) 10,000 shares to vest on 3/1/2013, 10,000 shares to vest on 3/1/2014, 10,000 shares to vest on 3/1/2015, 25,000 shares to vest on 6/1/2013, 25,000 shares to vest on 6/1/2014, and 50,000 shares to vest on 6/1/2015.

(15) 5,500 shares to vest on 6/1/2012 and 5,500 shares to vest on 6/1/2013.

(16) 1,875 shares to vest on 12/1/2012 and 1,875 shares to vest on 12/1/2013.

(17) 2,250 shares to vest on 3/1/2013.

(18) 10,750 shares to vest on 6/1/2012 and 10,750 shares to vest on 6/1/2013.

(19) 6,250 shares to vest on 3/1/2013 and 6,250 shares to vest on 3/1/2014.

The following table shows for the fiscal year ended March 30, 2012, certain information regarding option exercises and stock vested during the last fiscal year with respect to our named executive officers:

Option Exercises and Stock Vested in Fiscal 2012

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Enrique Salem*	—	—	111,667	2,016,556
James A. Beer	—	—	40,500	749,123
Rowan M. Trollope	—	—	27,667	506,451
Francis A. deSouza	—	—	28,875	524,215
William T. Robbins	—	—	37,584	693,943

* Mr. Salem resigned from the Company, effective July 24, 2012.

Potential Payments Upon Termination or Change-In-Control

Set forth below is a description of the plans and agreements (other than the Deferred Compensation Plan) that could result in potential payouts to our named executive officers in the case of their termination of employment and/or a change in control of Symantec.

Symantec Executive Retention Plan

In January 2001, the Board approved the Symantec Executive Retention Plan, to deal with employment termination resulting from a change in control of the Company. The plan was modified by the Board in July 2002, April 2006, June 2007 and April 2012. Under the terms of the plan, all equity compensation awards (including, among others, stock options, restricted stock units and PRUs) granted by the Company to the Company's Section 16(b) officers (including our named executive officers) would become fully vested (at target or to the extent of achievement for PRUs) and, if applicable, exercisable following a change in control of the Company (as defined in the plan) after which the officer's employment is terminated without cause or constructively terminated by the acquirer within 12 months after the change in control. In the case of PRUs, PRUs will vest at target if the change in control occurs prior to the first performance period, will vest as to eligible shares if the change in control occurs following the first performance period but before achievement is determined with respect to the second performance period, and will vest as to the sum of the eligible shares determined to be earned for the second performance period plus 50% of the eligible shares if the change in control occurs following the second performance period but before achievement is determined with respect to the third performance period. Additionally, in accordance with the terms of the PRU award agreement, in the case that an executive's employment with the Company terminates by reason of the executive's death, total and permanent disability or an involuntary termination by the Company other than for cause (as defined in the award agreement) after the end of the first year of the performance period but prior to the end of the third year of the performance period, then the executive will be entitled to payment of a prorated number of PRUs based on the number of months in the three-year performance period during with the executive was employed by the Company, provided that the Company's performance met at least the threshold level of non-GAAP EPS performance during the first year of the performance period.

In April 2012, the Compensation Committee revised the plan to provide for the payment of a cash severance benefit for our named executive officers equal to one times such officer's base salary and target payout under the Executive Annual Incentive Plan applicable to such named executive officer in the circumstances described above (i.e., following a change in control of the Company after which the officer's employment is terminated without cause or constructively terminated by the acquirer within 12 months after the change in control.)

Symantec Corporation Severance Plan

During fiscal 2008, we adopted the Symantec Corporation Severance Plan, effective as of July 1, 2007, to provide severance benefits to certain eligible employees of Symantec. Individual employees must meet certain criteria in order to participate in the plan, including, among other criteria, (i) the employee is not entitled to severance under any other plan, fund, program, policy, arrangement or individualized written agreement providing for severance benefits that is sponsored or funded by Symantec, and (ii) the employee was involuntarily terminated from active employment because of market conditions or division performance resulting in elimination of their position, and not solely because of poor work performance.

Under the terms of the plan, eligible employees at the Vice President level or above receive severance payments calculated as follows: (i) severance payments equal to ten weeks of base pay if such employee has been employed by Symantec for one year or less; or (ii) severance payments equal to ten weeks of base pay plus the amount calculated by multiplying two weeks of base pay times the number of years of such employee's employment by Symantec after the first year of employment, prorated through the termination date. If an eligible employee timely elects COBRA continuation coverage under Symantec's group insurance plans, Symantec will also subsidize the full amount of premiums for such eligible employees for the period of time upon which severance payments are paid under the plan. Symantec will subsidize premiums for continuation coverage at the same level of coverage in effect immediately before termination of employment for the applicable employee. Eligible employees at the Vice President level are also entitled to receive six months of outplacement services, including counseling and guidance.

Payment of severance payments and COBRA premiums and provision of outplacement assistance pursuant to the Symantec Corporation Severance Plan is subject to the applicable employee's returning a release of claims against Symantec.

Symantec Executive Severance Plan

On April 30, 2012, the Compensation Committee adopted the Symantec Executive Severance Plan, effective as of April 30, 2012, to provide severance benefits to specified officers of Symantec, including our named executive officers. The executive officers must meet certain criteria in order to participate in the plan, including, among other criteria, (i) the executive officer was involuntarily terminated from active employment other than for cause (as defined in the plan); (ii) the executive officer was not terminated due to the sale of a business, part of a business, divestiture or spin-off and offered employment upon terms and conditions substantially identical to those in effect immediately prior to such sale, divestiture or spin-off; and (iii) the executive officer is not entitled to severance under any other plan, fund, program, policy, arrangement or individualized written agreement providing for severance benefits that is sponsored or funded by Symantec.

Under the terms of the plan, the executive officer will receive severance payments equal to one (1) times the sum of his or her base salary in effect at the time of his or her involuntary termination. The executive officer will also receive a one-time bonus of $15,000, minus taxes and other legally required deductions. The executive officer is also entitled to receive six months of outplacement services, including counseling and guidance. The executive officer is solely responsible for all COBRA premiums for his or her continuation coverage.

Payment of severance payments, one-time bonus payment and outplacement services pursuant to the Symantec Executive Severance Plan is subject to the applicable executive officer returning a release of claims against Symantec.

Long Term Incentive Plan

Participants under our Long Term Incentive Plan will receive an accelerated payout of accrued LTIP payout amounts if we experience a change in control of our company after completed performance periods but before the applicable 3-year service requirement under the applicable LTIP is met. If a change in control of our company occurs prior to the end of a performance period, then participants will receive an accelerated payout of the LTIP amount at 100% of target. In addition, if the participant's employment is terminated without cause following completion of a performance period (assuming at least threshold performance of the operating cash flow metric for such period has been achieved), the participant would receive a pro-rated payout of the accrued LTIP payout amount based on the number of months of service provided by the participant within the 3-year period covered by the applicable Long Term Incentive Plan. If a participant's employment is terminated without cause prior to the end of a performance period, then no payment would be made to the participant.

Enrique Salem

In accordance with an employment agreement dated September 23, 2009 between Mr. Salem and Symantec, in the event Mr. Salem resigns for good reason (i.e., material reduction in responsibilities, position or salary) or is terminated without cause (as defined in the agreement), he is entitled to a severance payment equal to 3.375 times his annual base salary, reimbursement of COBRA premiums for up to twelve months and the vesting of his outstanding stock options and restricted stock units will be accelerated by one year.

In the event that Mr. Salem's employment is terminated due to his death or disability, the vesting of his outstanding options will remain exercisable, notwithstanding anything in any other agreement governing such options, until the earlier of (a) a period of one year after the termination date and (b) the original term of the option.

In the event Mr. Salem is terminated without cause, not due to death or permanent disability, nor resign for good reason, that occurs during, or within the twelve (12) month period following, the consummation of a Change in Control; or within the sixty (60) day period prior to the date of a Change in Control where the Change in Control was under consideration at the time of Mr. Salem's termination date, then Mr. Salem shall be entitled to a severance payment equal to 4.5 times his annual base salary, reimbursement of COBRA premiums for up to twelve months and full acceleration of any then-unvested stock options and restricted stock units.

The following table summarizes the value of the payouts to Mr. Salem pursuant to Mr. Salem's employment agreement, the Symantec Executive Retention Plan (as in effect at the end of fiscal 2012), assuming a qualifying termination as of March 30, 2012 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $18.70 on March 30, 2012 minus the exercise price):

	Severance Pay	COBRA Premiums	Option Vesting	RSU Vesting	PRU Vesting
Resignation with Good Reason or Termination Without Cause or Termination Due to Death or Disability	$2,704,200	$21,201	$1,500,698	$1,636,250	$ 906,950
Termination Without Cause or Constructive Termination within 12 Months of a Change	$3,604,200	$21,201	$3,475,073	$3,038,750	$2,720,850

	Change of Control	Termination Without Cause Or Due to Death or Disability
Acceleration of LTIP Payout:	$8,000,000	$5,566,667

James A. Beer

The following table summarizes the value of the payouts to Mr. Beer pursuant to the Symantec Executive Retention Plan (as in effect at the end of fiscal 2012) and the Symantec Corporation Severance Plan, assuming a qualifying termination as of March 30, 2012 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $18.70 on March 30, 2012 minus the exercise price):

	Severance Pay	COBRA Premiums	Option Vesting	RSU Vesting	PRU Vesting	Acceleration of LTIP
Involuntary Termination Because of Market Conditions or Division Performance	$275,854	$8,705	—	—	—	—
Termination Without Cause or Constructive Termination Within 12 Months of a Change of Control	—	—	$1,307,040	$2,262,700	$725,560	—
Termination Without Cause or Termination Due to Death or Disability Change of Control	—	—	—	—	$241,853	$ 920,750
Change of Control	—	—	—	—	—	$1,373,250

Rowan M. Trollope

The following table summarizes the value of the payouts to Mr. Trollope pursuant to the Symantec Executive Retention Plan (as in effect at the end of fiscal 2012) and the Symantec Corporation Severance Plan assuming a qualifying termination as of March 30, 2012 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $18.70 on March 30, 2012 minus the exercise price):

	Severance Pay	COBRA Premiums	Option Vesting	RSU Vesting	PRU Vesting	Acceleration of LTIP
Involuntary Termination Because of Market Conditions or Division Performance	$414,940	$21,181	—	—	—	—
Termination Without Cause or Constructive Termination Within 12 Months of a Change of Control	—	—	$481,244	$2,929,654	$725,560	—
Termination Without Cause or Termination Due to Death or Disability	—	—	—	—	$241,853	$ 738,750
Change of Control	—	—	—	—	—	$1,191,250

Francis A. deSouza

The following table summarizes the value of the payouts to Mr. deSouza pursuant to the Symantec Executive Retention Plan (as in effect at the end of fiscal 2012) and the Symantec Corporation Severance Plan, assuming a qualifying termination as of March 30, 2012 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $18.70 on March 30, 2012 minus the exercise price):

	Severance Pay	COBRA Premiums	Option Vesting	RSU Vesting	PRU Vesting	Acceleration of LTIP
Involuntary Termination Because of Market Conditions or Division Performance	$259,344	$13,471	—	—	—	—
Termination Without Cause or Constructive Termination Within 12 Months of a Change of Control	—	—	$484,180	$2,987,325	$725,560	—
Termination Without Cause or Termination Due to Death or Disability	—	—	—	—	$241,853	$ 738,750
Change of Control	—	—	—	—	—	$1,191,250

William T. Robbins

The following table summarizes the value of the payouts to Mr. Robbins pursuant to the Symantec Executive Retention Plan (as in effect at the end of fiscal 2012) and the Symantec Corporation Severance Plan, assuming a qualifying termination as of March 30, 2012 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $18.70 on March 30, 2012 minus the exercise price):

	Severance Pay	COBRA Premiums	Option Vesting	RSU Vesting	PRU Vesting	Acceleration of LTIP
Involuntary Termination Because of Market Conditions or Division Performance	$259,239	$11,572	—	—	—	—
Termination Without Cause or Constructive Termination Within 12 Months of a Change of Control	—	—	$930,366	$2,173,875	$725,560	—
Termination Without Cause or Termination Due to Death or Disability	—	—	—	—	$241,853	$ 920,750
Change of Control	—	—	—	—	—	$1,373,250

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related-Person Transactions Policy and Procedures

Symantec has adopted a written related person transactions policy which provides for the Company's policies and procedures regarding the identification, review, consideration and approval or ratification of "related person transactions." The Nominating and Governance Committee reviews transactions that may be "related person transactions," which are transactions between Symantec and any related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000, and in which the related person has or will have a direct or indirect material interest. For purposes of the policy, a related person is any Symantec executive officer, director, nominee for director, or stockholder holding more than 5% of any class of Symantec's voting securities, in each case, since the beginning of the previous fiscal year, and their immediate family members.

Under the policy, absent any facts or circumstances indicating special or unusual benefits to the related person, the following transactions are deemed not to be "related person transactions" (meaning the related person is deemed to not have a direct or indirect material interest in the transaction):

- compensation to executive officers determined by Symantec's Compensation Committee;
- any transaction with another company at which a related person is a director or an employee (other than an executive officer) if the aggregate amount involved does not exceed the greater of $2,000,000, or three percent of that company's total annual gross revenues, provided that the transaction involves the purchase of either company's goods and services and the transaction is subject to usual trade terms and is in the ordinary course of business and the related person is not involved in the negotiation of the transaction;
- any compensation paid to a director if the compensation is required to be reported in Symantec's proxy statement;
- any transaction where the related person's interest arises solely from the ownership of the Company's common stock and all holders of the Company's common stock received the same benefit on a pro rata basis;
- any charitable contribution, grant or endowment by Symantec or the Symantec Foundation to a charitable organization, foundation or university at which a related person's only relationship is as a director or an employee (other than an executive officer), if the aggregate amount involved does not exceed $120,000, or any non-discretionary matching contribution, grant or endowment made pursuant to a matching gift program;
- any transaction where the rates or charges involved are determined by competitive bids;
- any transaction involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; or
- any transaction involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

Under the policy, members of Symantec's legal department review transactions involving related persons that do not fall into one of the above categories. If they determine that a related person could have a significant interest in a transaction, the transaction is referred to the Nominating and Governance Committee. In addition, transactions may be identified through Symantec's Code of Conduct or other Symantec policies and procedures, and reported to the Nominating and Governance Committee. The Nominating and Governance Committee determines whether the related person has a material interest in a transaction and may approve, ratify, rescind or take other action with respect to the transaction.

Certain Related Person Transactions

In July 2009, Symantec entered into a dry-lease agreement for an aircraft with a company owned by John W. Thompson, our former Chairman. Pursuant to the agreement, Symantec has leased the aircraft on a non-exclusive basis from Mr. Thompson's company from time to time solely for Messrs. Thompson's and Salem's business-related travel, at a dry-lease rate of $1,650 per flight hour. Pursuant to an agreement with an unrelated party, Symantec has also agreed to pay the variable operating costs of Messrs. Thompson's and Salem's business travel on this aircraft. The arrangement was approved by the Nominating and Governance Committee of our Board. The Nominating and Governance Committee has determined that the amounts billed by Mr. Thompson's company for our use of the aircraft are at or below the market rates charged by third-party commercial charter companies for similar aircraft. Symantec paid $147,015 under this arrangement during fiscal 2012.

REPORT OF THE AUDIT COMMITTEE

The information contained in the following report of Symantec's Audit Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by Symantec under the Securities Exchange Act of 1934 or the Securities Act of 1933 unless and only to the extent that Symantec specifically incorporates it by reference.

The Audit Committee is comprised solely of independent directors, as defined by current NASDAQ listing standards, and operates under a written charter which was most recently amended by the Board on July 27, 2009. The Audit Committee oversees Symantec's financial reporting process on behalf of the Board. Management has primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements that were included in Symantec's Annual Report on Form 10-K for the fiscal year ended March 30, 2012 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

The Audit Committee reviewed with Symantec's independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, its judgments as to the quality, not just the acceptability, of Symantec's accounting principles and such other matters as are required to be discussed with the Audit Committee under Statement on Auditing Standards No. 114, "The Auditor's Communications With Those Charged with Governance." In addition, the Audit Committee has received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the registered public accounting firm's communications with the Audit Committee concerning independence from management and Symantec, and has discussed with the independent registered public accounting firm the registered public accounting firm's independence from management and Symantec.

The Audit Committee discussed with Symantec's internal accountants and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the internal accountants and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of Symantec's internal controls, and the overall quality of Symantec's financial reporting.

The Audit Committee also received the report of management contained in Symantec's Annual Report on Form 10-K for the fiscal year ended March 30, 2012, as well as KPMG's Report of Independent Registered Public Accounting Firm included in Symantec's Annual Report on Form 10-K related to its audit of (i) the consolidated financial statements and financial statement schedule and (ii) the effectiveness of internal control over financial reporting. The Audit Committee continues to oversee Symantec's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal 2013.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in Symantec's Annual Report on Form 10-K for the fiscal year ended March 30, 2012 for filing with the SEC.

By: The Audit Committee of the Board of Directors:

Michael A. Brown (member through July 24, 2012)
Frank E. Dangeard
Stephen E. Gillett
Robert S. Miller
V. Paul Unruh (Chair)

ADDITIONAL INFORMATION

Stockholder Proposals for the 2013 Annual Meeting

Requirements for Stockholder Proposals to be Brought Before an Annual Meeting. Symantec's Bylaws provide that, for stockholder nominations to the Board or other proposals to be considered at an annual meeting, the stockholder must give timely notice thereof in writing to the Corporate Secretary at Symantec Corporation, 350 Ellis Street, Mountain View, California 94043, Attn: Corporate Secretary.

To be timely for the 2013 Annual Meeting of Stockholders, a stockholder's notice must be delivered to or mailed and received by our Corporate Secretary at our principal executive offices between June 25, 2013 and July 25, 2013. A stockholder's notice to the Corporate Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting the information required by Symantec's Bylaws.

Requirements for Stockholder Proposals to be Considered for Inclusion in Our Proxy Materials. Stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at Symantec's 2013 annual meeting must be received by us not later than May 7, 2013 in order to be considered for inclusion in Symantec's proxy materials for that meeting.

Available Information

Symantec will mail without charge, upon written request, a copy of Symantec's Annual Report on Form 10-K for fiscal year 2012, including the financial statements, schedule and list of exhibits, and any exhibit specifically requested. Requests should be sent to:

Symantec Corporation
350 Ellis Street
Mountain View, California 94043
Attn: Investor Relations

The Annual Report is also available at www.symantec.com.

"Householding" — Stockholders Sharing the Same Last Name and Address

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple stockholders who reside at the same address may receive a single copy of our annual report and proxy materials, including the Notice of Internet Availability, unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees, and helps protect the environment as well.

This year, a number of brokers with account holders who are Symantec stockholders will be "householding" our annual report and proxy materials, including the Notice of Internet Availability. A single Notice of Internet Availability and, if applicable, a single set of annual report and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Stockholders may revoke their consent at any time by contacting Broadridge ICS, either by calling toll-free (800) 542-1061, or by writing to Broadridge ICS, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717.

Upon written or oral request, Symantec will promptly deliver a separate copy of the Notice of Internet Availability and, if applicable, annual report and other proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice of Internet Availability and, if applicable, annual report and other proxy materials, you may write or call Symantec's Investor Relations department at 350 Ellis Street, Mountain View, California 94043, Attn: Investor Relations, telephone number (650) 527-5523.

Any stockholders who share the same address and currently receive multiple copies of Symantec's Notice of Internet Availability or annual report and other proxy materials who wish to receive only one copy in the future can contact their bank, broker or other holder of record to request information about householding or Symantec's Investor Relations department at the address or telephone number listed above.

OTHER MATTERS

The Board does not presently intend to bring any other business before the meeting and, so far as is known to the Board, no matters are to be brought before the meeting except as specified in the notice of the meeting. As to any business that may arise and properly come before the meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Fiscal Year Ended March 30, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Transition Period from to .

Commission File Number 000-17781

SYMANTEC CORPORATION

(Exact name of the registrant as specified in its charter)

Delaware	**77-0181864**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
350 Ellis Street, Mountain View, California	**94043**
(Address of principal executive offices)	*(zip code)*

Registrant's telephone number, including area code:
(650) 527-8000

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $0.01 per share	**The Nasdaq Stock Market LLC**
(Title of each class)	*(Name of each exchange on which registered)*

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of Symantec common stock on September 30, 2011 as reported on the Nasdaq Global Select Market: $12,043,599,957.

Number of shares outstanding of the registrant's common stock as of April 27, 2012: 720,745,832

DOCUMENTS INCORPORATED BY REFERENCE

The information called for by Part III will be included in an amendment to this Form 10-K or incorporated by reference from the registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A.

SYMANTEC CORPORATION

FORM 10-K
For the Fiscal Year Ended March 30, 2012

TABLE OF CONTENTS

"Symantec," "we," "us," "our," and "the Company" refer to Symantec Corporation and all of its subsidiaries. Symantec, the Symantec Logo, Norton, and Veritas are trademarks or registered trademarks of Symantec in the U.S. and other countries. Other names may be trademarks of their respective owners.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT MAY AFFECT FUTURE RESULTS

The discussion below contains forward-looking statements, which are subject to safe harbors under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include references to our ability to utilize our deferred tax assets, as well as statements including words such as "expects," "plans," "anticipates," "believes," "estimates," "predicts," "projects," and similar expressions. In addition, statements that refer to projections of our future financial performance, anticipated growth and trends in our businesses and in our industries, the anticipated impacts of acquisitions, and other characterizations of future events or circumstances are forward-looking statements. These statements are only predictions, based on our current expectations about future events and may not prove to be accurate. We do not undertake any obligation to update these forward-looking statements to reflect events occurring or circumstances arising after the date of this report. These forward-looking statements involve risks and uncertainties, and our actual results, performance, or achievements could differ materially from those expressed or implied by the forward-looking statements on the basis of several factors, including those that we discuss under Item 1A, *Risk Factors.* We encourage you to read that section carefully.

PART I

Item 1. *Business*

Overview

Symantec is a global provider of security, storage, and systems management solutions that help organizations and consumers secure and manage their information-driven world. Our software and services protect against advanced threats enabling confidence wherever information is used or stored.

Founded in 1982, Symantec has operations in over 50 countries and our principal executive offices are located at 350 Ellis Street, Mountain View, California, 94043. Our telephone number at that location is (650) 527-8000. Our Internet home page is *www.symantec.com.* Other than the information expressly set forth in this annual report, the information contained or referred to on our website is not part of this annual report.

Strategy

Symantec is committed to protecting people and information, independent of device, platform or location. We deliver solutions that allow customers to access information via a variety of devices when they need it and make it available only to those who should have access to it. Our objective is to continue growing our core businesses, which are further described below, while driving growth from our emerging businesses and delivering innovative new solutions to stay at the forefront of long-term trend opportunities. Our strategy for success includes delivering solutions that meet the needs of customers from consumers to the largest enterprises, and across all geographies. We leverage our technology across multiple delivery models, including cloud, or Software-as-a-Service ("SaaS"), fully-integrated appliances, managed services, and traditional on-premise software to strengthen and differentiate our core businesses as well as drive growth in our emerging opportunities.

Symantec's core businesses operate in three primary markets: security, backup and recovery, and storage management.

- *Security.* Protecting important information has become increasingly difficult as the sophistication and determination of attackers continues to grow. We develop and deliver essential protection for consumer and enterprise customers so that they can protect information wherever it resides, whether in servers, computers, mobile devices, or in the cloud. We will continue to focus on leading innovation and research as we seek to keep us ahead of the rapidly changing threat environment in order to keep our customers' information safe.
- *Back-up and Recovery.* Effective backup, recovery, and eDiscovery continue to be high priorities as organizations seek to better manage information growth and maximize operational efficiency in both physical and virtual environments. For enterprise customers we have simplified the purchase and deployment process by combining our leading backup, recovery, and deduplication technologies in either integrated backup appliances or on-premise software solutions, effective in both virtual and physical environments. Consumers are also creating unprecedented amounts of digital information that they want to protect. We offer consumers cloud-based backup.
- *Storage Management.* Enterprises are increasingly under pressure to reduce costs by optimizing storage utilization and accelerating cloud and virtualization adoption. In the datacenter, we provide hardware agnostic storage management and high-availability solutions to manage a heterogeneous storage infrastructure and run mission critical applications with confidence in both physical and virtual environments.

We are also strategically investing in emerging businesses which grow faster than our core businesses. These include: data loss prevention, managed security services, user authentication, backup appliances, eDiscovery, cloud-based backup, consumer services, and business critical services. Businesses are increasingly adopting cloud, virtualization, and mobile technologies to reduce the cost of their IT infrastructures and enhance access to their information. Our broad portfolio of capabilities positions us to also capitalize on our key growth initiatives in cloud, virtualization and mobile technologies.

- *Cloud-based computing services:* We have a broad portfolio of cloud-delivered solutions, from SaaS security to online backup and archiving. For customers adopting public and private cloud-based solutions, we offer a protection platform that ensures information remains secure.
- *Virtualization capabilities:* Our leading backup, security, and storage management solutions can be deployed in both physical and virtual environments. Through a single management console, customers can secure, manage, and backup their virtual environments from the datacenter to the endpoint.
- *Mobility solutions:* Our enterprise mobility solutions extend corporate security policies to personally owned devices, allowing employees to bring their own device to work without compromising information security. Our consumer solutions deliver unique services for smart phones and tablets, combining anti-theft features with powerful anti-malware to protect users' important data from loss, theft, viruses, and other threats.

Business Developments and Highlights

During fiscal 2012, we took the following actions in support of our business strategy:

- We released new solutions for mobile management to extend native controls to activate, secure, and manage Apple iOS devices. We shipped data loss prevention ("DLP") for Tablets to extend DLP software to new mobile endpoints. We delivered nine new mobile solutions for consumers to protect information against top of mind concerns such as anti-theft, identity protection, and safe web searching for mobile devices.
- We released new solutions for the cloud such as O3 Cloud Identity and Access Control which leverages an enterprise's existing identity infrastructure to enable single sign-on across multiple web applications. We delivered a variety of SaaS offerings including cloud-based solutions for endpoint protection, backup, and archiving.
- We released new solutions for Small and Medium Businesses ("SMB") including backup software featuring a simplified user interface designed for the growing business and enterprise-class threat detection technologies with simple-to-use features and performance improvements.
- We released new solutions for the enterprise. NetBackup delivers backup, recovery, and deduplication software providing faster backup speeds, Snapshot management, and simplified search and recovery functionality. We shipped a backup appliance that protects virtual and physical systems and is fully integrated with deduplication technology. Backup Exec is deployable in virtualized environments. Endpoint protection secures against today's sophisticated threats for both physical and virtual environments. We delivered storage management software allowing customers to use their existing infrastructure to build and manage resilient private clouds that span multiple virtualization technologies, operating systems, and storage platforms. We jointly developed with VMware Application High Availability enabling organizations to virtualize their business critical applications with service levels at or above traditional physical environments. Data Insight is software to track ownership and usage of unstructured data in large enterprise environments.
- We released new solutions for the consumer that allows customers to purchase and manage security for multiple devices and platforms all from a single cloud-based console with the help of dedicated support advisors. We shipped comprehensive protection across multiple devices and platforms such as Android, Windows, and Macintosh. We delivered new versions of our Norton 360, Norton Internet Security, and Norton AntiVirus, the industry's leading security for Windows and Mac's along with a new version of Norton Online Backup and a portfolio of mobile protection applications.

- We acquired the following companies: Clearwell Systems Inc. ("Clearwell"), a recognized leader in the eDiscovery market, to provide customers with a comprehensive information management solution by bringing together eDiscovery, archiving and backup products. We extended our cloud portfolio with the acquisition of LiveOffice LLC ("LiveOffice"), a SaaS-based archiving provider, to extend our information management solution to the cloud or as a hybrid solution. We also acquired a mobile device company that provides customers with a management foundation to enroll and manage necessary device settings across a broad range of platforms.
- We sold our share of the Huawei Symantec joint venture to Huawei for $530 million. We exited the joint venture with a return on investment. We grew our appliance business and increased our market penetration in China.
- We repurchased 51 million shares of our common stock for an aggregate amount of $893 million.

Operating Segments and Products

Our operating segments are strategic business units that offer different products and services, distinguished by customer needs. We have five operating segments: Consumer, Security and Compliance, Storage and Server Management, Services, and Other.

Consumer

Our Consumer segment helps customers deal with increasingly complex threats, the proliferation of smart mobile devices, the need for identity protection, and the rapid increase in digital consumer data, such as photos, music, and videos. For individual users and home offices, we offer premium, full-featured security suites and personalized membership offerings for multiple platforms and devices, including PC's, Macs, and Android-based phones and tablets, as well as related services such as online backup, family safety, and PC tune-up.

We continue to acquire customers through a diversified channel strategy. We retain and leverage our large customer base through auto-renewal subscriptions, seek to up-sell customers from point products to multi-product suites, and cross-sell additional products and services. We also provide a variety of free tools and services that offer consumers added value and provide an opportunity to develop ongoing communication.

Our award-winning Norton 2012 products include our innovative reputation-based security, a technology that provides real-time threat detection. During fiscal 2012, we introduced multiple new mobile solutions, including Norton One, a premium membership service that allows consumers to buy and manage their security software across a wide range of platforms and devices through a cloud-based management console and provides a personalized experience with premium support. Our primary consumer products include: Norton 360, Norton Internet Security, Norton AntiVirus, Norton Online Backup, Norton Mobile Security, Norton Live Services, and our newly released Norton One and Norton 360 Everywhere.

Security and Compliance

Our Security and Compliance solutions help organizations protect their information and systems. Our solutions not only provide the strongest protections but help organizations standardize, automate, and reduce the costs of day-to-day security activities. We offer security solutions that integrate multiple layers of protection and simplify management. Our primary solutions in this segment address the following areas:

Threat and Risk Management

Our threat and risk management solutions allow customers to develop and enforce IT policies, automate IT risk management processes, and demonstrate compliance with industry standards and regulations. Organizations are provided the visibility and security intelligence needed to identify when they are under attack so that they can respond rapidly. In addition, our Managed Security Services extend our security expertise through a combination of fully managed onsite activities, on-call assistance and remote monitoring. Products include: Security Incident Management (SIM), Managed Security Services and Control Compliance Suite.

Infrastructure Protection

We provide solutions that allow customers to secure their endpoints, messaging, and Web environments in addition to defending critical servers, either physically or virtually. Our solutions include market leading technologies which leverage our global intelligence network making them some of the most effective and fastest performing solutions for identifying and stopping the latest attacks. In addition, we keep systems safe by protecting their connections. Our enterprise authentication services enable organizations to protect assets by ensuring the true identity of a device, system, or application and using Secure Socket Layer ("SSL") to encrypt data in transit. Products include: Endpoint Protection for enterprise and small business, Protection Suites, Mail and Web Security, and Trust Services.

Information and Identity Protection

We help businesses proactively protect their information by taking a content-aware approach. This includes enabling businesses to identify the owners of specific information, locating sensitive data and identifying those with access to it, and encrypting and preventing sensitive material from leaving an organization. In addition, we offer two-factor authentication and cloud-based single sign-on to better protect the identities of an organization's employees. Products include: Data Loss Prevention, Data Insight, Encryption, O3, Validation and Identity Protection, and Managed Public Key Infrastructure ("PKI").

Mobility and Systems Management

Our mobile solutions help organizations embrace the "Bring Your Own Device" trend by allowing users to select their devices of choice while securing corporate data, gaining visibility and control of all mobile platforms, and enforcing security policies. Systems management capabilities help IT organizations provide faster and more predictable service to their businesses. Our integrated solutions ensure that organizations are able to easily support new technology changes, quickly adapt to changing processes and business needs, and provide the necessary insight to make more intelligent, data-driven decisions. Products include: Mobile Management, Device and Application Management, and IT Management Suite.

Cloud-Delivered Security Services

Our SaaS offerings provide customers the flexibility to manage their business requirements using hosted services across a wide range of our security and backup solutions. Services include: the Symantec.cloud portfolio and SSL Certificates.

Storage and Server Management

Our Storage and Server Management segment consists of information management and storage management solutions. We enable organizations to secure and manage the information-driven world by leveraging our backup and recovery, archiving, eDiscovery, storage management, and high availability solutions. Our offerings enable companies to standardize on a single layer of infrastructure software, work on all major distributed operating systems, and support storage devices, databases, and applications in both physical and virtual environments.

Intelligent Information Management

Our Intelligent Information Management business, which includes software, appliances and SaaS based offerings, is driven by the rapid growth of information, data duplication, and virtual environments. We help SMB and enterprise organizations protect their information. With our solutions, customers can back up and deduplicate data closer to information sources to reduce storage consumption. Our archive, eDiscovery, and intelligent information governance solutions allow organizations to bridge the gap between their business, legal, and IT groups, and reduce their risks and costs. Products include: NetBackup, Backup Exec, Enterprise Vault, Enterprise Vault.cloud, and eDiscovery.

Storage Management and High Availability

Our Storage Management and High Availability business is driven by our customers' need to maintain high service levels and reduce overall storage costs through improved utilization of existing systems, virtualization, and cloud infrastructure offerings. Our products help customers simplify their datacenters by standardizing storage management across their environment for more efficient and effective use of their existing storage investments. With our solutions, customers can build scalable, high-performance file-based storage systems onsite or in private or hybrid clouds utilizing commodity hardware. They also enable enterprises to manage large storage environments and ensure the availability of critical applications across physical and virtual environments. Products include: Storage Foundation, Cluster Server, Operations Manager, ApplicationHA, Data Insight, and VirtualStore.

Services

We deliver business critical, consulting and education services. Symantec Services help customers address information security, availability, storage, and compliance challenges at the endpoint and in complex, multi-vendor datacenter environments.

Other

The Other segment includes sunset products and unallocated general and administrative costs and is not considered an active business component of the Company.

Financial Information by Segment and Geographic Region

For information regarding our revenue by segment, revenue by geographical area, and property and equipment by geographical area, see Note 10 of the Notes to Consolidated Financial Statements in this annual report. For information regarding the amount and percentage of our revenue contributed by each of our segments and our financial information, including information about geographic areas in which we operate, see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* and Note 10 of the Notes to Consolidated Financial Statements in this annual report. For information regarding risks associated with our international operations, see Item 1A, Risk Factors.

Sales and Go-To-Market Strategy

Our go-to-market network includes a direct sales force, broad eCommerce capabilities, and channel sales resources that support our ecosystem of partners worldwide. We also maintain important relationships with a number of Original Equipment Manufacturers ("OEMs"), Internet Service Providers ("ISPs"), and retail and online stores by which we market and sell our products.

Consumer

We sell our consumer products and services to individuals and home offices globally through a network of distribution partners and eCommerce channels. Our products are available to customers through our eCommerce platform, distributors, direct marketers, Internet-based resellers, system builders, ISPs, wireless carriers, and in retail locations worldwide. We have partnerships with OEMs globally to distribute our Internet security suites and our online backup offerings.

Consumer sales through our electronic distribution channels, which include our eCommerce portal, OEMs, electronic upgrades, and renewals, represented 86 percent of consumer revenue in fiscal 2012 while 14 percent of consumer sales came primarily from the retail channel.

Small and Medium Business

We sell and market our products and related services to small business customers through a partner channel consisting of SMB Specialized Partners around the world, who are specifically trained and certified to sell our solutions. This group includes value-added resellers, large account resellers, and managed service providers across all levels of the Symantec partner program. Our products, tailored specifically for the needs of small businesses with up to 250 employees, are also available on our eCommerce platform, as well as through authorized distributors and OEMs who incorporate our technologies into their products, bundle our products with their offerings, or serve as authorized resellers of our products.

Enterprise

We sell and market our products and related services to enterprise customers through our direct sales force of more than 4,500 sales employees and through a variety of indirect sales channels, which include value-added resellers, managed service providers, large account resellers, and system integrators. We also sell our products to businesses around the world through authorized distributors and OEMs who incorporate our technologies into their products, bundle our products with their offerings, or serve as authorized resellers of our products. Our sales efforts are primarily targeted to senior executives and IT department personnel responsible for managing a company's IT initiatives.

Marketing and Advertising

Our marketing expenditures relate primarily to advertising and promotion, including demand generation and product recognition. Our advertising and promotion efforts include, among other things, electronic and print advertising, trade shows, collateral production, and all forms of direct marketing. We also invest in cooperative marketing campaigns with distributors, resellers, retailers, OEMs, and industry partners.

We invest in various retention marketing and customer loyalty programs to help drive renewals and encourage customer advocacy and referrals. We also provide focused vertical marketing programs in targeted industries and countries.

We typically offer two types of rebate programs within most countries: volume incentive rebates to channel partners and promotional rebates to distributors and end users. Distributors and resellers earn volume incentive rebates primarily based upon the amount of product sales to end users. We also offer rebates to end users who purchase products through various resale channels. Both volume incentive rebates and end-user rebates are accrued as an offset to revenue.

Research and Development

Symantec embraces a global research and development ("R&D") strategy to drive organic innovation. Engineers and researchers throughout the Company pursue advanced projects to translate R&D into customer solutions by creating new technologies and integrating our unique set of technology assets. Symantec focuses on short, medium, and long-term applied research, develops new products in emerging areas, participates in government-funded research projects, drives industry standards, and partners with universities to conduct research supporting Symantec's strategy.

Symantec's Security Technology and Response organization is a global team of security engineers, threat analysts, and researchers that provides the underlying functionality, content, and support for all enterprise, SMB, and consumer security products. Our security experts monitor malicious code reports collected through the Global Intelligence Network to provide insight into emerging attacks, malicious code activity, phishing, spam, and other threats. The team uses this vast intelligence to develop new technologies and approaches, such as Symantec's reputation-based security technology, to protect customer information.

Research and development expenses, exclusive of in-process research and development associated with acquisitions, were $969 million, $862 million and $857 million in fiscal 2012, 2011 and 2010, respectively, representing approximately 14% of revenue in the respective periods. We believe that technical leadership is essential to our success and we expect to continue to commit substantial resources to research and development.

Support

Symantec has centralized support facilities throughout the world, staffed by technical product experts knowledgeable in the operating environments in which our products are deployed. Our technical support experts assist customers with issue resolution and threat detection.

We provide consumers with various levels of support offerings. Consumers that subscribe to LiveUpdate receive automatic downloads of the latest virus definitions, application bug fixes, and patches for most of our consumer products. Our standard consumer support program provides self-help online services and phone, chat, and email support to consumers worldwide. Our Norton One membership features elite-level support, which includes an under two-minute wait time for phone calls, an instant call back feature, and virus protection assurance.

We provide customers various levels of enterprise support offerings. Our enterprise security support program offers annual maintenance support contracts, including content, upgrades, and technical support. Our standard technical support includes: self-service options delivered by telephone or electronically during the contracted-for hours, immediate patches for severe problems, periodic software updates, and access to our technical knowledge base and frequently asked questions.

Customers

In fiscal 2012, there were no significant customers that accounted for more than 10% of our total net revenue. In fiscal 2011 and 2010, one distributor, Ingram Micro accounted for 10% of our total net revenue in both periods. Our distributor arrangements with Ingram Micro consist of several non-exclusive, independently negotiated agreements with its subsidiaries, each of which cover different countries or regions. Each of these agreements is separately negotiated and is independent of any other contract (such as a master distribution agreement), and these agreements are not based on the same form of contract.

Acquisitions

Our acquisitions are designed to enhance the features and functionality of our existing products and extend our product leadership in core markets. We consider time to market, synergies with existing products, and potential market share gains when evaluating the economics of acquisitions of technologies, product lines, or companies. We may acquire or dispose of other technologies, products and companies in the future.

Among the acquisitions we completed during fiscal 2012 are:

Company Name	Company Description	Date Acquired
Clearwell	A nonpublic provider of eDiscovery solutions.	June 24, 2011
LiveOffice	A nonpublic provider of message hosting and integrated message and social media management applications.	January 13, 2012

For further discussion of our acquisitions, see Note 3 of the Notes to Consolidated Financial Statements in this annual report.

Competition

Our markets are consolidating, highly competitive, and subject to rapid changes in technology. We are focused on integration across our broad product portfolio and are including next-generation technology capabilities into our solution set to differentiate ourselves from the competition. We believe that the principal competitive factors necessary to be successful in our industry include product quality and effectiveness, time to market, price, reputation, financial stability, breadth of product offerings, customer support, brand recognition, and effective sales and marketing efforts.

In addition to the competition we face from direct competitors, we face indirect or potential competition from retailers, application providers, operating system providers, network equipment manufacturers, and other OEMs who may provide various solutions and functions in their current and future products. We also compete for access to retail distribution channels and for spending at the retail level and in corporate accounts. In addition, we compete with other software companies, operating system providers, network equipment manufacturers and other OEMs to acquire technologies, products, or companies and to publish software developed by third parties. We also compete with other software companies in our effort to place our products on the computer equipment sold to consumers and enterprises by OEMs.

The competitive environments for each segment are described below.

Consumer

Some of the channels in which our consumer products are offered are highly competitive. Our competitors are intensely focused on customer acquisition, which has led competitors to offer their technology for free, engage in aggressive marketing, or enter into competitive partnerships. Our primary competitors in the Consumer segment are McAfee, Inc., owned by Intel Corporation ("McAfee") and Trend Micro Inc. ("Trend Micro"). There are also several security companies and freeware providers that we compete against primarily in the EMEA and APJ regions. For our consumer backup offerings, our primary competitors are Carbonite, Inc. and Mozy, Inc., owned by EMC Corporation ("EMC").

Security and Compliance

In the security and management markets, we compete against many companies that offer competing products to our solutions. Our primary competitors in the security and management market are McAfee, Microsoft Corporation ("Microsoft"), and Trend Micro. There are also several smaller regional security companies that we compete against primarily in the EMEA and APJ regions. In the authentication services market, our primary competitors are Comodo Group, Inc., RSA, the security division of EMC, Entrust, Inc., and GoDaddy.com, Inc. In the SaaS security market, our primary competitors are Google Inc.'s Postini Services and Microsoft. Our primary competitors in the managed services business are SecureWorks, Inc., owned by Dell, Inc. and Verizon Communications, Inc.

Storage and Server Management

The markets for storage management, backup, archiving, and eDiscovery are intensely competitive. Our primary competitors are CommVault Systems, Inc., EMC, Hewlett-Packard Company, IBM, and Oracle.

Intellectual Property

Protective Measures

We regard some of the features of our internal operations, software, and documentation as proprietary and rely on copyright, patent, trademark and trade secret laws, confidentiality procedures, contractual arrangements, and other measures to protect our proprietary information. Our intellectual property is an important and valuable asset that enables us to gain recognition for our products, services, and technology and enhance our competitive position.

As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, distributors, and corporate partners and we enter into license agreements with respect to our software, documentation, and other proprietary information. These license agreements are generally non-transferable and have a perpetual term. We also educate our employees on trade secret protection and employ measures to protect our facilities, equipment, and networks.

Trademarks, Patents, Copyrights, and Licenses

Symantec and the Symantec logo are trademarks or registered trademarks in the U.S. and other countries. In addition to Symantec and the Symantec logo, we have used, registered, or applied to register other specific trademarks and service marks to help distinguish our products, technologies, and services from those of our competitors in the U.S. and foreign countries and jurisdictions. We enforce our trademark, service mark, and trade name rights in the U.S. and abroad. The duration of our trademark registrations varies from country to country, and in the U.S. we generally are able to maintain our trademark rights and renew any trademark registrations for as long as the trademarks are in use.

We have more than 1,500 patents, in addition to foreign patents and pending U.S. and foreign patent applications, which relate to various aspects of our products and technology. The duration of our patents is determined by the laws of the country of issuance and for the U.S. is typically 17 years from the date of issuance of the patent or 20 years from the date of filing of the patent application resulting in the patent, which we believe is adequate relative to the expected lives of our products.

Our products are protected under U.S. and international copyright laws and laws related to the protection of intellectual property and proprietary information. We take measures to label such products with the appropriate proprietary rights notices, and we actively enforce such rights in the U.S. and abroad. However, these measures may not provide sufficient protection, and our intellectual property rights may be challenged. In addition, we license some intellectual property from third parties for use in our products, and generally must rely on the third party to protect the licensed intellectual property rights. While we believe that our ability to maintain and protect our intellectual property rights is important to our success, we also believe that our business as a whole is not materially dependent on any particular patent, trademark, license, or other intellectual property right.

Seasonality

As is typical for many large software companies, our business is seasonal. Software license and maintenance orders are generally higher in our third and fourth fiscal quarters and lower in our first and second fiscal quarters. A decline in license and maintenance orders is typical in the first quarter of our fiscal year as compared to license and maintenance orders in the fourth quarter of the prior fiscal year. In addition, we generally receive a higher volume of software license and maintenance orders in the last month of a quarter, with orders concentrated in the latter part of that month. We believe that this seasonality primarily reflects customer spending patterns and budget cycles, as well as the impact of compensation incentive plans for our sales personnel. Revenue generally reflects similar seasonal patterns but to a lesser extent than orders because revenue is not recognized until an order is shipped or services are performed and other revenue recognition criteria are met, and because a significant portion of our in-period revenue comes from our deferred revenue balance.

Employees

As of March 30, 2012, we employed more than 20,500 people worldwide, approximately 45 percent of whom reside in the U.S. Approximately 7,100 employees work in sales and marketing; 6,800 in research and development; 5,100 in support and services; and 1,500 in management, manufacturing, and administration.

Available Information

Our Internet address is *www.symantec.com.* We make available free of charge our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after we electronically file such material with the Securities and Exchange Commission ("SEC") on our investor relations website located at www.symantec.com/invest. The information contained, or referred to, on our website is not part of this annual report unless expressly noted. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding our filings at *http://www.sec.gov.*

Item 1A. ***Risk Factors***

A description of the risk factors associated with our business is set forth below. The list is not exhaustive and you should carefully consider these risks and uncertainties before investing in our common stock.

Fluctuations in demand for our products and services are driven by many factors, and a decrease in demand for our products could adversely affect our financial results.

We are subject to fluctuations in demand for our products and services due to a variety of factors, including general economic conditions, competition, product obsolescence, technological change, shifts in buying patterns, financial difficulties and budget constraints of our current and potential customers, levels of broadband usage, awareness of security threats to IT systems, and other factors. While such factors may, in some periods, increase product sales, fluctuations in demand can also negatively impact our product sales. If demand for our products and solutions declines, whether due to general economic conditions or a shift in buying patterns, our revenues and margins would likely be adversely affected.

If we are unable to develop new and enhanced products and services that achieve widespread market acceptance, or if we are unable to continually improve the performance, features, and reliability of our existing products and services or adapt our business model to keep pace with industry trends, our business and operating results could be adversely affected.

Our future success depends on our ability to respond to the rapidly changing needs of our customers by developing or introducing new products, product upgrades, and services on a timely basis. We have in the past incurred, and will continue to incur, significant research and development expenses as we strive to remain competitive. New product development and introduction involves a significant commitment of time and resources and is subject to a number of risks and challenges including:

- Managing the length of the development cycle for new products and product enhancements, which has frequently been longer than we originally expected
- Adapting to emerging and evolving industry standards and to technological developments by our competitors and customers
- Extending the operation of our products and services to new and evolving platforms, operating systems and hardware products, such as mobile devices
- Entering into new or unproven markets with which we have limited experience, including the delivery of solutions in an appliance form factor
- Managing new product and service strategies, including integrating our various security and storage technologies, management solutions, customer service, and support into unified enterprise security and storage solutions
- Addressing trade compliance issues affecting our ability to ship our products
- Developing or expanding efficient sales channels

- Obtaining sufficient licenses to technology and technical access from operating system software vendors on reasonable terms to enable the development and deployment of interoperable products, including source code licenses for certain products with deep technical integration into operating systems

If we are not successful in managing these risks and challenges, or if our new products, product upgrades, and services are not technologically competitive or do not achieve market acceptance, our business and operating results could be adversely affected.

We operate in a highly competitive environment, and our competitors may gain market share in the markets for our products that could adversely affect our business and cause our revenues to decline.

We operate in intensely competitive markets that experience rapid technological developments, changes in industry standards, changes in customer requirements, and frequent new product introductions and improvements. If we are unable to anticipate or react to these competitive challenges or if existing or new competitors gain market share in any of our markets, our competitive position could weaken and we could experience a decline in our sales that could adversely affect our business and operating results. To compete successfully, we must maintain an innovative research and development effort to develop new products and services and enhance existing products and services, effectively adapt to changes in the technology or product rights held by our competitors, appropriately respond to competitive strategies, and effectively adapt to technological changes and changes in the ways that our information is accessed, used, and stored within our enterprise and consumer markets. If we are unsuccessful in responding to our competitors or to changing technological and customer demands, our competitive position and our financial results could be adversely affected.

Our traditional competitors include independent software vendors that offer software products that directly compete with our product offerings. We expect that competition will intensify as a result of future software industry consolidation. In addition to competing with these vendors directly for sales to end-users of our products, we compete with them for the opportunity to have our products bundled with the product offerings of our strategic partners such as computer hardware OEMs and ISPs. Our competitors could gain market share from us if any of these strategic partners replace our products with the products of our competitors or if these partners more actively promote our competitors' products than our products. In addition, software vendors who have bundled our products with theirs may choose to bundle their software with their own or other vendors' software or may limit our access to standard product interfaces and inhibit our ability to develop products for their platform. In the future, further product development by these vendors could cause our software applications and services to become redundant, which could significantly impact our sales and financial results.

We face growing competition from network equipment, computer hardware manufacturers, large operating system providers and other technology companies. These firms are increasingly developing and incorporating into their products data protection and storage and server management software that competes at some levels with our product offerings. Our competitive position could be adversely affected to the extent that our customers perceive the functionality incorporated into these products as replacing the need for our products.

Security protection is also offered by some of our competitors at prices lower than our prices or, in some cases is offered free of charge. Some companies offer the lower-priced or free security products within their computer hardware or software products that we believe are inferior to our products and SaaS offerings. Our competitive position could be adversely affected to the extent that our customers perceive these security products as replacing the need for more effective, full featured products and services such as those that we provide. The expansion of these competitive trends could have a significant negative impact on our sales and financial results by causing, among other things, price reductions of our products, reduced profitability and loss of market share.

Many of our competitors have greater financial, technical, sales, marketing, or other resources than we do and consequently may have the ability to influence customers to purchase their products instead of ours. Further consolidation within our industry or other changes in the competitive environment, such as Intel Corporation's acquisition of McAfee, could result in larger competitors that compete with us on several levels. We also face competition from many smaller companies that specialize in particular segments of the markets in which we compete.

Our business models present execution and competitive risks.

In recent years, our SaaS offerings have become increasingly critical in our business. Our competitors are rapidly developing and deploying SaaS offerings for consumers and business customers. Pricing and delivery models are evolving. Devices and form factors influence how users access services in the cloud. We are devoting significant resources to develop and deploy our own SaaS strategies. We cannot assure you that our investments in and development of SaaS offerings will achieve the expected returns for us or that we will be able to compete successfully in the marketplace. In addition to software development costs, we are incurring costs to build and maintain infrastructure to support SaaS offerings. These costs may reduce the operating margins we have previously achieved. Whether we are successful in this business model depends on our execution in a number of areas, including:

- Continuing to innovate and bring to market compelling cloud-based experiences that generate increasing traffic and market share; and
- Ensuring that our SaaS offerings meet the reliability expectations of our customers and maintain the security of their data.

Our increasing focus on the delivery of products in an appliance form factor creates new business and financial risks.

During fiscal 2012, we began shipping more products to customers in an appliance form factor, and we expect this trend to continue. The delivery of solutions in the form of appliances creates new business and financial risks, including the following:

- increased cost of components and contract manufacturing, as we do not own our manufacturing facilities;
- supply chain issues, including financial problems of contract manufacturers or component suppliers;
- a shortage of adequate component supply or manufacturing capacity that increases our costs and/or causes a delay in order fulfillment;
- excess inventory levels, which could lead to write-downs or obsolescence charges;
- additional reserves for product returns;
- challenges in managing our channel business;
- tax and trade compliance complications; and
- local field support of customers' appliances.

We cannot assure you that we will continue to have success in our appliance business.

Defects or disruptions in our SaaS offerings could reduce demand for our services and subject us to substantial liability.

Our SaaS offerings may contain errors or defects that users identify after they begin using them that could result in unanticipated service interruptions, which could harm our reputation and our business. Since our customers use our SaaS offerings for mission-critical protection from threats to electronic information, endpoint devices, and computer networks, any errors, defects, disruptions in service or other performance problems with our SaaS offerings could significantly harm our reputation and may damage our customers' businesses. If that occurs, customers could elect not to renew, or delay or withhold payment to us, we could lose future sales or customers may make warranty or other claims against us, which could result in an increase in our provision for doubtful accounts, an increase in collection cycles for accounts receivable or the expense and risk of litigation.

Risks related to the provision of our SaaS offerings could impair our ability to deliver our services and could expose us to liability, damage our brand and reputation or otherwise negatively impact our business.

We currently serve our SaaS-based customers from hosting facilities located across the globe. Damage to, or failure of, any significant element of these hosting facilities could result in interruptions in our service, which could harm our customers and expose us to liability. Interruptions or failures in our service delivery could cause customers to terminate their subscriptions with us, could adversely affect our renewal rates, and could harm our ability to attract new customers. Our business would also be harmed if our customers believe that our SaaS offerings are unreliable. As we continue to offer more of our software products in a SaaS-based delivery model, all of these risks could be exacerbated.

Our SaaS offerings also involve the storage and transmission of large amounts of our customers' proprietary information, including sensitive and personally identifiable information. Breaches of our security measures or the accidental loss, inadvertent disclosure or unapproved dissemination of proprietary information or sensitive or confidential data about us or our customers, including the potential loss or disclosure of such information or data as a result of fraud or other forms of deception, could expose us, our customers or the individuals affected to a risk of loss or misuse of this information, result in litigation and potential liability for us, damage our brand and reputation or otherwise negatively impact our business. Despite our precautions and significant ongoing investments to protect against such breaches, our security measures could be breached at any time and could result in unauthorized third parties obtaining access to our, or our customers' data. Any actual or perceived security vulnerabilities in our SaaS offerings could reduce sales, and constrain consumer and business customer adoption of our SaaS offering. In addition, the cost and operational consequences of implementing further security measures could be significant.

If we fail to manage our sales and distribution channels effectively or if our partners choose not to market and sell our products to their customers, our operating results could be adversely affected.

We sell our products to customers around the world through multi-tiered sales and distribution networks. Sales through these different channels involve distinct risks, including the following:

Direct Sales. A significant portion of our revenues from enterprise products is derived from sales by our direct sales force to end-users. Special risks associated with direct sales include:

- Longer sales cycles associated with direct sales efforts
- Difficulty in hiring, retaining, and motivating our direct sales force
- Substantial amounts of training for sales representatives to become productive in selling our products and services, including regular updates to cover new and revised products, and associated delays and difficulties in recognizing the expected benefits of investments in new products and updates.

Indirect Sales Channels. A significant portion of our revenues is derived from sales through indirect channels, including distributors that sell our products to end-users and other resellers. This channel involves a number of risks, including:

- Our lack of control over the timing of delivery of our products to end-users
- Our resellers and distributors are generally not subject to minimum sales requirements or any obligation to market our products to their customers
- Our reseller and distributor agreements are generally nonexclusive and may be terminated at any time without cause
- Our resellers and distributors frequently market and distribute competing products and may, from time to time, place greater emphasis on the sale of these products due to pricing, promotions, and other terms offered by our competitors

- Recent consolidation of electronics retailers has increased their negotiating power with respect to hardware and software providers

OEM Sales Channels. A significant portion of our revenues is derived from sales through our OEM partners that incorporate our products into, or bundle our products with, their products. Our reliance on this sales channel involves many risks, including:

- Our lack of control over the volume of systems shipped and the timing of such shipments
- Our OEM partners are generally not subject to minimum sales requirements or any obligation to market our products to their customers
- Our OEM partners may terminate or renegotiate their arrangements with us and new terms may be less favorable due to competitive conditions in our markets and other factors
- Sales through our OEM partners are subject to changes in general economic conditions, strategic direction, competitive risks, and other issues that could result in a reduction of OEM sales
- The development work that we must generally undertake under our agreements with our OEM partners may require us to invest significant resources and incur significant costs with little or no assurance of ever receiving associated revenues
- The time and expense required for the sales and marketing organizations of our OEM partners to become familiar with our products may make it more difficult to introduce those products to the market
- Our OEM partners may develop, market, and distribute their own products and market and distribute products of our competitors, which could reduce our sales

If we fail to manage our sales and distribution channels successfully, these channels may conflict with one another or otherwise fail to perform as we anticipate, which could reduce our sales and increase our expenses as well as weaken our competitive position. Some of our distribution partners have experienced financial difficulties in the past, and if our partners suffer financial difficulties in the future because of general economic conditions or for other reasons, these partners may delay paying their obligations to us and we may have reduced sales or increased bad debt expense that could adversely affect our operating results. In addition, reliance on multiple channels subjects us to events that could cause unpredictability in demand, which could increase the risk that we may be unable to plan effectively for the future, and could result in adverse operating results in future periods.

We are currently planning and designing information systems enhancements, and problems with the design or implementation of these enhancements could interfere with our business and operations.

We are currently in the process of significantly enhancing our information systems, including planning and designing a new enterprise resource planning system. The implementation of significant enhancements to information systems is frequently disruptive to the underlying business of an enterprise, which may especially be the case for us due to the size and complexity of our businesses. Any disruptions relating to our systems enhancements, particularly any disruptions impacting our operations during the design or implementation periods, could adversely affect our ability to process customer orders, ship products, provide services and support to our customers, bill and track our customers, fulfill contractual obligations, and otherwise run our business. Even if we do not encounter these adverse effects, the planning, designing and implementation may be much more costly than we anticipated. If we are unable to successfully plan, design or implement the information systems enhancements as planned, our financial position, results of operations, and cash flows could be negatively impacted.

We have grown, and may continue to grow, through acquisitions, which gives rise to risks and challenges that could adversely affect our future financial results.

We have in the past acquired, and we expect to acquire in the future, other businesses, business units, and technologies. Acquisitions can involve a number of special risks and challenges, including:

- Complexity, time, and costs associated with the integration of acquired business operations, workforce, products, and technologies
- Diversion of management time and attention
- Loss or termination of employees, including costs associated with the termination or replacement of those employees
- Assumption of liabilities of the acquired business, including litigation related to the acquired business
- The addition of acquisition-related debt as well as increased expenses and working capital requirements
- Dilution of stock ownership of existing stockholders
- Substantial accounting charges for restructuring and related expenses, write-off of in-process research and development, impairment of goodwill, amortization of intangible assets, and stock-based compensation expense

If integration of our acquired businesses is not successful, we may not realize the potential benefits of an acquisition or suffer other adverse effects. To integrate acquired businesses, we must implement our technology systems in the acquired operations and integrate and manage the personnel of the acquired operations. We also must effectively integrate the different cultures of acquired business organizations into our own in a way that aligns various interests, and may need to enter new markets in which we have no or limited experience and where competitors in such markets have stronger market positions.

Any of the foregoing, and other factors, could harm our ability to achieve anticipated levels of profitability from our acquired businesses or to realize other anticipated benefits of acquisitions.

Our financial condition and results of operations could be adversely affected if we do not effectively manage our liabilities.

As a result of the sale of our 1.00% convertible senior notes ("1.00% notes") in June 2006, and 2.75% senior notes ("2.75% notes") and 4.20% senior notes ("4.20% notes"), collectively referred to as the Senior Notes in September 2010, we have notes outstanding in an aggregate principal amount of $2.1 billion that mature at specific dates in calendar years 2013, 2015 and 2020, with approximately half of this indebtedness due in June 2013. In addition, we have entered into a credit facility with a borrowing capacity of $1 billion. From time to time in the future, we may also incur indebtedness in addition to the amount available under our credit facility. The maintenance of our debt levels could adversely affect our flexibility to take advantage of certain corporate opportunities and could adversely affect our financial condition and results of operations. We may be required to use all or a substantial portion of our cash balance to repay these notes on maturity unless we can obtain new financing.

Adverse global economic events may harm our business, operating results and financial condition.

Adverse macroeconomic conditions could negatively affect our business, operating results or financial condition under a number of different scenarios. During challenging economic times and periods of high unemployment, current or potential customers may delay or forgo decisions to license new products or additional instances of existing products, upgrade their existing hardware or operating environments (which upgrades are often a catalyst for new purchases of our software), or purchase services. Customers may also have difficulties in obtaining the requisite third-party financing to complete the purchase of our products and services. An adverse macroeconomic environment could also subject us to increased credit risk should customers be unable to pay us, or delay paying us, for previously purchased products and services. Accordingly, reserves for doubtful accounts and write-offs of accounts receivable may increase. In addition, weakness in the market for end users of our products could harm the cash flow of our distributors and resellers who could then delay paying their obligations to us or experience other financial difficulties. This would further increase our credit risk exposure and, potentially, cause delays in our recognition of revenue on sales to these customers.

In addition, the onset or continuation of adverse economic conditions may make it more difficult either to utilize our existing debt capacity or otherwise obtain financing for our operations, investing activities (including potential acquisitions) or financing activities. Specific economic trends, such as declines in the demand for PCs, servers, and other computing devices, or softness in corporate information technology spending, could have an even more direct, and harmful, impact on our business.

Our international operations involve risks that could increase our expenses, adversely affect our operating results, and require increased time and attention of our management.

We derive a substantial portion of our revenues from customers located outside of the U.S. and we have significant operations outside of the U.S., including engineering, sales, customer support, and production. We plan to expand our international operations, but such expansion is contingent upon the financial performance of our existing international operations as well as our identification of growth opportunities. Our international operations are subject to risks in addition to those faced by our domestic operations, including:

- Potential loss of proprietary information due to misappropriation or laws that may be less protective of our intellectual property rights than U.S. laws or that may not be adequately enforced
- Requirements of foreign laws and other governmental controls, including trade and labor restrictions and related laws that reduce the flexibility of our business operations
- Regulations or restrictions on the use, import, or export of encryption technologies that could delay or prevent the acceptance and use of encryption products and public networks for secure communications
- Local business and cultural factors that differ from our normal standards and practices, including business practices that we are prohibited from engaging in by the Foreign Corrupt Practices Act and other anti-corruption laws and regulations
- Central bank and other restrictions on our ability to repatriate cash from our international subsidiaries or to exchange cash in international subsidiaries into cash available for use in the U.S.
- Fluctuations in currency exchange rates, economic instability and inflationary conditions could reduce our customers' ability to obtain financing for software products or that could make our products more expensive or could increase our costs of doing business in certain countries
- Limitations on future growth or inability to maintain current levels of revenues from international sales if we do not invest sufficiently in our international operations
- Longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable
- Difficulties in staffing, managing, and operating our international operations, including difficulties related to administering our stock plans in some foreign countries
- Difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations
- Seasonal reductions in business activity in the summer months in Europe and in other periods in other countries
- Costs and delays associated with developing software and providing support in multiple languages
- Political unrest, war, or terrorism, or regional natural disasters, particularly in areas in which we have facilities

A significant portion of our transactions outside of the U.S. are denominated in foreign currencies. Accordingly, our revenues and expenses will continue to be subject to fluctuations in foreign currency rates. We expect to be affected by fluctuations in foreign currency rates in the future, especially if international sales continue to grow as a percentage of our total sales or our operations outside the United States continue to increase.

The level of corporate tax from sales to our non-U.S. customers is generally less than the level of tax from sales to our U.S. customers. This benefit is contingent upon existing tax regulations in the U.S. and in the countries in which our international operations are located. Future changes in domestic or international tax regulations could adversely affect our ability to continue to realize these tax benefits.

Our products are complex and operate in a wide variety of computer configurations, which could result in errors or product failures.

Because we offer very complex products, undetected errors, failures, or bugs may occur, especially when products are first introduced or when new versions are released. Our products are often installed and used in large-scale computing environments with different operating systems, system management software, and equipment and networking configurations, which may cause errors or failures in our products or may expose undetected errors, failures, or bugs in our products. Our customers' computing environments are often characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. In addition, despite testing by us and others, errors, failures, or bugs may not be found in new products or releases until after commencement of commercial shipments. In the past, we have discovered software errors, failures, and bugs in certain of our product offerings after their introduction and, in some cases, have experienced delayed or lost revenues as a result of these errors.

Errors, failures, or bugs in products released by us could result in negative publicity, damage to our brand, product returns, loss of or delay in market acceptance of our products, loss of competitive position, or claims by customers or others. Many of our end-user customers use our products in applications that are critical to their businesses and may have a greater sensitivity to defects in our products than to defects in other, less critical, software products. In addition, if an actual or perceived breach of information integrity or availability occurs in one of our end-user customer's systems, regardless of whether the breach is attributable to our products, the market perception of the effectiveness of our products could be harmed. Alleviating any of these problems could require significant expenditures of our capital and other resources and could cause interruptions, delays, or cessation of our product licensing, which could cause us to lose existing or potential customers and could adversely affect our operating results.

If we do not protect our proprietary information and prevent third parties from making unauthorized use of our products and technology, our financial results could be harmed.

Most of our software and underlying technology is proprietary. We seek to protect our proprietary rights through a combination of confidentiality agreements and procedures and through copyright, patent, trademark, and trade secret laws. However, all of these measures afford only limited protection and may be challenged, invalidated, or circumvented by third parties. Third parties may copy all or portions of our products or otherwise obtain, use, distribute, and sell our proprietary information without authorization.

Third parties may also develop similar or superior technology independently by designing around our patents. Our shrink-wrap license agreements are not signed by licensees and therefore may be unenforceable under the laws of some jurisdictions. Furthermore, the laws of some foreign countries do not offer the same level of protection of our proprietary rights as the laws of the U.S., and we may be subject to unauthorized use of our products in those countries. The unauthorized copying or use of our products or proprietary information could result in reduced sales of our products. Any legal action to protect proprietary information that we may bring or be engaged in with a strategic partner or vendor could adversely affect our ability to access software, operating system, and hardware platforms of such partner or vendor, or cause such partner or vendor to choose not to offer our products to their customers. In addition, any legal action to protect proprietary information that we may bring or be engaged in, alone or through our alliances with the Business Software Alliance ("BSA"), or the Software & Information Industry Association ("SIIA"), could be costly, may distract management from day-to-day operations, and may lead to additional claims against us, which could adversely affect our operating results.

In January 2012, we became aware of disclosure of the source code for 2006-era versions of certain of our Norton and pcAnywhere products, which we believe was the result of a theft of source code that occurred in 2006. Any unauthorized disclosure of a significant portion of this source code could result in the loss of future trade secret protection for that source code. This could make it easier for third parties to compete with our products by copying functionality, which could adversely affect our revenue, operating margins, results of operations and cash flows, as well as our reputation. Unauthorized disclosure of the source code also could increase the security risks described under "Our software products, SaaS Offerings and website may be subject to intentional disruption that could adversely impact our reputation and future sales" below.

From time to time we are a party to class action and other lawsuits, which often require significant management time and attention and result in significant legal expenses, and which could, if not determined favorably, negatively impact our business, financial condition, results of operations, and cash flows.

We have been named as a party to class action lawsuits, and we may be named in additional litigation. The expense of defending such litigation may be costly and divert management's attention from the day-to-day operations of our business, which could adversely affect our business, results of operations, and cash flows. In addition, an unfavorable outcome in such litigation could result in significant monetary damages or injunctive relief that could negatively impact our ability to conduct our business, results of operations, and cash flows.

Third parties claiming that we infringe their proprietary rights could cause us to incur significant legal expenses and prevent us from selling our products.

From time to time, we receive claims that we have infringed the intellectual property rights of others, including claims regarding patents, copyrights, and trademarks. Because of constant technological change in the segments in which we compete, the extensive patent coverage of existing technologies, and the rapid rate of issuance of new patents, it is possible that the number of these claims may grow. In addition, former employers of our former, current, or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these former employers. Any such claim, with or without merit, could result in costly litigation and distract management from day-to-day operations. If we are not successful in defending such claims, we could be required to stop selling, delay shipments of, or redesign our products, pay monetary amounts as damages, enter into royalty or licensing arrangements, or satisfy indemnification obligations that we have with some of our customers. We cannot assure you that any royalty or licensing arrangements that we may seek in such circumstances will be available to us on commercially reasonable terms or at all. We have made and expect to continue making significant expenditures to investigate, defend and settle claims related to the use of technology and intellectual property rights as part of our strategy to manage this risk.

In addition, we license and use software from third parties in our business. These third party software licenses may not continue to be available to us on acceptable terms or at all, and may expose us to additional liability. This liability, or our inability to use any of this third party software, could result in shipment delays or other disruptions in our business that could materially and adversely affect our operating results.

Our software products, SaaS Offerings and website may be subject to intentional disruption that could adversely impact our reputation and future sales.

Despite our precautions and significant ongoing investments to protect against security risks, data protection breaches, cyber-attacks and other intentional disruptions of our products and offerings, we expect to be an ongoing target of attacks specifically designed to impede the performance of our products and offerings and harm our reputation as a company. Similarly, experienced computer programmers may attempt to penetrate our network security or the security of our website and misappropriate proprietary information or cause interruptions of our services. Because the techniques used by such computer programmers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. The theft or unauthorized use or publication of our trade secrets and other confidential business information as a result of such an event could adversely affect our competitive position, reputation, brand and future sales of our products, and our customers may assert claims against us related to resulting losses of confidential or proprietary information. Our business could be subject to significant disruption, and we could suffer monetary and other losses and reputational harm, in the event of such incidents and claims.

Fluctuations in our quarterly financial results have affected the price of our common stock in the past and could affect our stock price in the future.

Our quarterly financial results have fluctuated in the past and are likely to vary significantly in the future due to a number of factors, many of which are outside of our control and which could adversely affect our operations and operating results. If our quarterly financial results or our predictions of future financial results fail to meet our expectations or the expectations of securities analysts and investors, our stock price could be negatively affected. Any volatility in our quarterly financial results may make it more difficult for us to raise capital in the future or pursue acquisitions that involve issuances of our stock. Our operating results for prior periods may not be effective predictors of our future performance.

Factors associated with our industry, the operation of our business, and the markets for our products may cause our quarterly financial results to fluctuate, including:

- Reduced demand for any of our products
- Entry of new competition into our markets
- Competitive pricing pressure for one or more of our classes of products
- Our ability to timely complete the release of new or enhanced versions of our products
- Fluctuations in foreign currency exchange rates
- The number, severity, and timing of threat outbreaks (e.g. worms and viruses)
- Our resellers making a substantial portion of their purchases near the end of each quarter
- Enterprise customers' tendency to negotiate site licenses near the end of each quarter
- Cancellation, deferral, or limitation of orders by customers
- Changes in the mix or type of products sold, particularly as our business continues to evolve into new models such as SaaS and appliances
- Movements in interest rates
- The rate of adoption of new product technologies and new releases of operating systems
- Weakness or uncertainty in general economic or industry conditions in any of the multiple markets in which we operate that could reduce customer demand and ability to pay for our products and services
- Political and military instability, which could slow spending within our target markets, delay sales cycles, and otherwise adversely affect our ability to generate revenues and operate effectively
- Budgetary constraints of customers, which are influenced by corporate earnings and government budget cycles and spending objectives
- Disruptions in our business operations or target markets caused by, among other things, earthquakes, floods, or other natural disasters affecting our headquarters located in Silicon Valley, California, an area known for seismic activity, or our other locations worldwide

- Acts of war or terrorism
- Intentional disruptions by third parties
- Health or similar issues, such as a pandemic

Any of the foregoing factors could cause the trading price of our common stock to fluctuate significantly.

Some of our products contain "open source" software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Certain of our products are distributed with software licensed by its authors or other third parties under so-called "open source" licenses, which may include, by way of example, the GNU General Public License ("GPL"), GNU Lesser General Public License ("LGPL"), the Mozilla Public License, the BSD License, and the Apache License. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software if we combine our proprietary software with open source software in a certain manner. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source, but we cannot be sure that all open source is submitted for approval prior to use in our products. In addition, many of the risks associated with usage of open source cannot be eliminated, and could, if not properly addressed, negatively affect our business.

If we are unable to adequately address increased customer demands on our technical support services, our relationships with our customers and our financial results may be adversely affected.

We offer technical support services with many of our products. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors or successfully integrate support for our customers. Further customer demand for these services, without corresponding revenues, could increase costs and adversely affect our operating results.

We have outsourced a substantial portion of our worldwide consumer support functions to third party service providers. If these companies experience financial difficulties, do not maintain sufficiently skilled workers and resources to satisfy our contracts, or otherwise fail to perform at a sufficient level under these contracts, the level of support services to our customers may be significantly disrupted, which could materially harm our relationships with these customers.

Accounting charges may cause fluctuations in our quarterly financial results.

Our financial results have been in the past, and may continue to be in the future, materially affected by non-cash and other accounting charges, including:

- Amortization of intangible assets
- Impairment of goodwill and other long-lived assets
- Stock-based compensation expense
- Restructuring charges
- Loss on sale of a business and similar write-downs of assets held for sale

For example, during fiscal 2009, we recorded a non-cash goodwill impairment charge of $7.4 billion, resulting in a significant net loss for the year. Goodwill is evaluated annually for impairment in the fourth quarter of each fiscal year or more frequently if events and circumstances warrant as we determined they did in the third quarter of fiscal 2009, and our evaluation depends to a large degree on estimates and assumptions made by our management. Our assessment of any impairment of goodwill is based on a comparison of the fair value of each of our reporting units to the carrying value of that reporting unit. Our determination of fair value relies on management's assumptions of our future revenues, operating costs, and other relevant factors. If management's estimates of future operating results change, or if there are changes to other key assumptions such as the discount rate applied to future operating results, the estimate of the fair value of our reporting units could change significantly, which could result in a goodwill impairment charge. In addition, we evaluate our other long-lived assets, including intangible assets whenever events or circumstances occur which indicate that the value of these assets might be impaired. If we determine that impairment has occurred, we could incur an impairment charge against the value of these assets.

The foregoing types of accounting charges may also be incurred in connection with or as a result of other business acquisitions. The price of our common stock could decline to the extent that our financial results are materially affected by the foregoing accounting charges.

If we are unable to attract and retain qualified employees, lose key personnel, fail to integrate replacement personnel successfully, or fail to manage our employee base effectively, we may be unable to develop new and enhanced products and services, effectively manage or expand our business, or increase our revenues.

Our future success depends upon our ability to recruit and retain key management, technical, sales, marketing, finance, and other personnel. Our officers and other key personnel are employees-at-will, and we cannot assure you that we will be able to retain them. Competition for people with the specific skills that we require is significant. In order to attract and retain personnel in a competitive marketplace, we believe that we must provide a competitive compensation package, including cash and equity-based compensation. The volatility in our stock price may from time to time adversely affect our ability to recruit or retain employees. In addition, we may be unable to obtain required stockholder approvals of future increases in the number of shares available for issuance under our equity compensation plans, and accounting rules require us to treat the issuance of equity-based compensation as compensation expense. As a result, we may decide to issue fewer equity-based incentives and may be impaired in our efforts to attract and retain necessary personnel. If we are unable to hire and retain qualified employees, or conversely, if we fail to manage employee performance or reduce staffing levels when required by market conditions, our business and operating results could be adversely affected.

From time to time, key personnel leave our company. While we strive to reduce the negative impact of such changes, the loss of any key employee could result in significant disruptions to our operations, including adversely affecting the timeliness of product releases, the successful implementation and completion of company initiatives, the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, and the results of our operations. In addition, hiring, training, and successfully integrating replacement sales and other personnel could be time consuming, may cause additional disruptions to our operations, and may be unsuccessful, which could negatively impact future revenues.

Our effective tax rate may increase, which could increase our income tax expense and reduce (increase) our net income (loss).

Our effective tax rate could be adversely affected by several factors, many of which are outside of our control, including:

- Changes in the relative proportions of revenues and income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates
- Changing tax laws, regulations, and interpretations in multiple jurisdictions in which we operate as well as the requirements of certain tax rulings

- The tax effects of purchase accounting for acquisitions and restructuring charges that may cause fluctuations between reporting periods
- Tax assessments, or any related tax interest or penalties, could significantly affect our income tax expense for the period in which the settlements take place

The price of our common stock could decline if our financial results are materially affected by an adverse change in our effective tax rate.

We report our results of operations based on our determination of the aggregate amount of taxes owed in the tax jurisdictions in which we operate. From time to time, we receive notices that a tax authority in a particular jurisdiction has determined that we owe a greater amount of tax than we have reported to such authority. We are regularly engaged in discussions and sometimes disputes with these tax authorities. We are engaged in disputes of this nature at this time. If the ultimate determination of our taxes owed in any of these jurisdictions is for an amount in excess of the tax provision we have recorded or reserved for, our operating results, cash flows, and financial condition could be adversely affected.

Our stock price may be volatile in the future, and you could lose the value of your investment.

The market price of our common stock has experienced significant fluctuations in the past and may continue to fluctuate in the future, and as a result you could lose the value of your investment. The market price of our common stock may be affected by a number of factors, including:

- Announcements of quarterly operating results and revenue and earnings forecasts by us that fail to meet or be consistent with our earlier projections or the expectations of our investors or securities analysts
- Announcements by either our competitors or customers that fail to meet or be consistent with their earlier projections or the expectations of our investors or securities analysts
- Rumors, announcements, or press articles regarding our or our competitors' operations, management, organization, financial condition, or financial statements
- Changes in revenue and earnings estimates by us, our investors, or securities analysts
- Accounting charges, including charges relating to the impairment of goodwill
- Announcements of planned acquisitions or dispositions by us or by our competitors
- Announcements of new or planned products by us, our competitors, or our customers
- Gain or loss of a significant customer, partner, reseller or distributor
- Inquiries by the SEC, NASDAQ, law enforcement, or other regulatory bodies
- Acts of terrorism, the threat of war, and other crises or emergency situations
- Economic slowdowns or the perception of an oncoming economic slowdown in any of the major markets in which we operate

The stock market in general, and the market prices of stocks of technology companies in particular, have experienced extreme price volatility that has adversely affected, and may continue to adversely affect, the market price of our common stock for reasons unrelated to our business or operating results.

Item 1B. *Unresolved Staff Comments*

There are currently no unresolved issues with respect to any Commission staff's written comments that were received at least 180 days before the end of our fiscal year to which this report relates and that relate to our periodic or current reports under the Exchange Act.

Item 2. *Properties*

Our properties consist primarily of owned and leased office facilities for sales, research and development, administrative, customer service, and technical support personnel. Our corporate headquarters is located in Mountain View, California where we occupy facilities totaling approximately 1,141,000 square feet, of which 723,000 square feet is owned and 418,000 square feet is leased. We also lease an additional 157,000 square feet in the San Francisco Bay Area. Our leased facilities are occupied under leases that expire on various dates beyond fiscal 2018. The following table presents the approximate square footage of our facilities as of March 30, 2012:

Location	Approximate Total Square Footage (1) Owned	Leased
	(In thousands)	
Americas	1,750	1,408
Europe, Middle East, and Africa	285	606
Asia Pacific/Japan	100	1,493
Latin America	—	72
Total	2,135	3,579

(1) Included in the total square footage above are vacant, available-for-lease properties totaling approximately 395,000 square feet. Total square footage excludes approximately 132,000 square feet relating to facilities subleased to third parties.

We believe that our existing facilities are adequate for our current needs and that the productive capacity of our facilities is substantially utilized.

Item 3. *Legal Proceedings*

Information with respect to this item may be found under the heading "Commitments and Contingencies" in Note 8 of the Notes to Consolidated Financial Statements in this annual report which information is incorporated into this Item 3 by reference.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market for our common stock

Our common stock is traded on the Nasdaq Global Select Market under the symbol "SYMC." The high and low sales prices set forth below are as reported on the Nasdaq Global Select Market.

	Fiscal 2012				Fiscal 2011			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
High	$18.74	$18.88	$20.00	$20.50	$18.80	$18.24	$15.75	$17.47
Low	$15.55	$14.94	$15.39	$17.97	$16.84	$14.76	$12.04	$13.58

As of March 30, 2012, there were 2,387 stockholders of record of Symantec common stock. Symantec has never declared or paid any cash dividends on its capital stock.

Repurchases of our equity securities

Stock repurchases during the three months ended March 30, 2012 were as follows:

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased Under Publicly Announced Plans or Programs	Maximum Dollar Value of Shares That May Yet be Purchased Under the Plans or Programs
	(In millions, except per share data)			
December 31, 2011 to January 27, 2012	—	$ —	—	$1,184
January 28, 2012 to February 24, 2012	5	$17.85	5	$1,103
February 25, 2012 to March 30, 2012	7	$17.89	7	$ 984
Total	12	$17.88	12	

We have had stock repurchase programs in the past and have repurchased shares on a quarterly basis since the fourth quarter of fiscal 2004 under various programs. On January 25, 2012, we announced that our Board of Directors approved a new $1 billion stock repurchase program. This program does not have an expiration date and as of March 30, 2012, $984 million remained authorized for future repurchases. For information regarding our stock repurchase programs, see Note 9 of Notes to Consolidated Financial Statements, which information is incorporated herein by reference.

Stock performance graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Symantec under the Securities Act or the Exchange Act.

Comparison of cumulative total return — March 31, 2007 to March 30, 2012

The graph below compares the cumulative total stockholder return on Symantec common stock from March 31, 2007 to March 30, 2012 with the cumulative total return on the S&P 500 Composite Index and the S&P Information Technology Index over the same period (assuming the investment of $100 in Symantec common stock and in each of the other indices on March 31, 2007, and reinvestment of all dividends, although no dividends have been declared on Symantec common stock). The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of Symantec common stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Symantec Corporation, The S & P 500 Index
And The S & P Information Technology Index



150
125
100
75
50
DOLLARS
Symantec Corporation
S&P 500
S&P Information Technology
3/07
3/08
3/09
3/10
3/11
3/12

	3/07	3/08	3/09	3/10	3/11	3/12
Symantec Corporation	100.00	96.07	86.36	97.85	107.17	108.09
S & P 500	100.00	94.92	58.77	88.02	101.79	110.48
S & P Information Technology	100.00	99.57	69.63	110.02	123.10	147.98

Item 6. *Selected Financial Data*

The following selected consolidated financial data is derived from our Consolidated Financial Statements. This data should be read in conjunction with the Consolidated Financial Statements and related notes included in this annual report and with Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations.* Historical results may not be indicative of future results.

Among the acquisitions we completed during the past five fiscal years are:

- Clearwell Systems Inc. and LiveOffice LLC during fiscal 2012
- Identity and authentication business of VeriSign, Inc., PGP Corporation, and GuardianEdge Technologies, Inc. during fiscal 2011
- AppStream, Inc., SwapDrive, Inc., PC Tools Pty. Limited, and MessageLabs Group Limited during fiscal 2009
- Altiris Inc. and Vontu Inc. during fiscal 2008

Each of these acquisitions was accounted for as a business purchase and, accordingly, the operating results of these businesses have been included in the Consolidated Financial Statements included in this annual report since their respective dates of acquisition.

Five-Year Summary

	Fiscal [a, b]				
	2012	2011	2010	2009	2008
	(In millions, except per share data)				
Consolidated Statements of Income Data:					
Net revenue	$ 6,730	$ 6,190	$ 5,985	$ 6,150	$ 5,874
Operating income (loss)[c]	1,079	880	933	(6,470)	602
Net income (loss) attributable to Symantec Corporation stockholders[c][d]	$ 1,172	$ 597	$ 714	$ (6,786)	$ 410
Net income (loss) per share attributable to Symantec Corporation stockholders — basic[c][d]	$ 1.58	$ 0.77	$ 0.88	$ (8.17)	$ 0.47
Net income (loss) per share attributable to Symantec Corporation stockholders — diluted[c][d]	$ 1.57	$ 0.76	$ 0.87	$ (8.17)	$ 0.46
Weighted-average shares outstanding attributable to Symantec Corporation stockholders — basic	741	778	810	831	868
Weighted-average shares outstanding attributable to Symantec Corporation stockholders — diluted	748	786	819	831	884
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 3,162	$ 2,950	$ 3,029	$ 1,793	$ 1,890
Total assets[c]	13,020	12,719	11,232	10,638	18,085
Deferred revenue	3,444	3,321	2,835	2,644	2,662
Current portion of long-term debt[f]	—	596	—	—	—
Long-term debt[e][f]	2,039	1,987	1,871	1,766	1,669
Long-term deferred revenue	529	498	371	419	415
Symantec Corporation stockholders' equity[c]	$ 5,094	$ 4,528	$ 4,548	$ 4,147	$11,229
Noncontrolling interest in subsidiary	78	77	—	—	—
Total stockholders' equity[c]	$ 5,172	$ 4,605	$ 4,548	$ 4,147	$11,229

(a) We have a 52/53-week fiscal year. Fiscal 2012, 2011, 2010 and 2008 were each comprised of 52 weeks of operations. Fiscal 2009 was comprised of 53 weeks of operations.

(b) The summary reflects adjustments for the retrospective adoption of new authoritative guidance on convertible debt instruments in fiscal 2010.

(c) During fiscal 2009, we recorded a non-cash goodwill impairment charge of $7.4 billion.

(d) On February 5, 2008, we formed Huawei-Symantec, Inc. ("joint venture") with a subsidiary of Huawei Technologies Co., Ltd. ("Huawei"). During the fourth quarter of fiscal 2012, we sold our 49% ownership interest in the joint venture to Huawei for $530 million in cash. The gross proceeds of $530 million, offset by costs to sell the joint venture of $4 million, are included in "Gain from sale of joint venture" reflected in our fiscal 2012 Consolidated Statements of Income.

(e) In fiscal 2011, we issued $350 million in principal amount of 2.75% notes due September 15, 2015 and $750 million in principal amount of 4.20% notes due September 15, 2020.

(f) In fiscal 2007, we issued $1.1 billion principal amount of 0.75% convertible senior notes ("0.75% notes") and $1.0 billion principal amount of 1.00% notes. In fiscal 2011, we repurchased $500 million aggregate principal amount of our 0.75% notes. Concurrently with this repurchase, we sold a proportionate share of the initial note hedges back to the note hedge counterparties for approximately $13 million. These transactions resulted in a loss from extinguishment of debt of approximately $16 million. In fiscal 2012, the remaining balance of our 0.75% notes matured and we settled with the holders with a cash payment of $600 million.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

OVERVIEW

Our business

Symantec is a global provider of security, storage, and systems management solutions that help organizations and consumers secure and manage their information-driven world. Our software and services protect against advanced threats enabling confidence wherever information is used or stored.

Fiscal calendar

We have a 52/53-week fiscal year ending on the Friday closest to March 31. Unless otherwise stated, references to years in this report relate to fiscal year and periods ended March 30, 2012, April 1, 2011 and April 2, 2010. Fiscal 2012, 2011, and 2010 each consisted of 52 weeks. Our 2013 fiscal year will consist of 52 weeks and will end on March 29, 2013.

Our operating segments

Our operating segments are significant strategic business units that offer different products and services, distinguished by customer needs. Since the fourth quarter of fiscal 2008, we have operated in five operating segments: Consumer, Security and Compliance, Storage and Server Management, Services, and Other. During the first quarter of fiscal 2012, we modified our segment reporting structure to more readily match our operating structure, resulting in the movement of managed security services revenue and expenses from the Services segment to the Security and Compliance segment. For further description of our operating segments, see Note 10 of the Notes to Consolidated Financial Statements in this annual report. Our reportable segments are the same as our operating segments.

Financial results and trends

Revenue increased by $540 million for fiscal 2012, as compared to fiscal 2011, primarily driven by growth in our Security and Compliance segment, Consumer segment, and Storage and Server Management segment. Our strategic acquisitions have continued to contribute positively to our revenue in fiscal 2012. Of the total increase in revenue, approximately $486 million was due to the growth from our existing products and services and $54 million from our fiscal 2012 acquisitions. We expect that our acquisitions will continue to contribute positively to our revenue in future periods.

Our revenue grew both domestically and internationally in fiscal 2012 as compared to fiscal 2011. Fluctuations in the U.S. dollar compared to foreign currencies favorably impacted our international revenue by $145 million for fiscal 2012 as compared to fiscal 2011 and unfavorably by $53 million for fiscal 2011 as compared to fiscal 2010. For fiscal 2012, we experienced the highest growth in revenue, on a percentage basis, in the Asia Pacific and Japan region followed by the Americas. We also experienced increases in revenue from the EMEA region despite overall weakness in the European economies.

Our revenue mix has gradually shifted to a greater proportion of Content, subscription, and maintenance revenue, particularly revenue derived from subscription arrangements. This shift in our revenue mix is indicative of our success in achieving a more subscription based revenue model and a greater mix of subscription sales as a percentage of total sales. Revenue derived from subscription arrangements is recognized ratably over the subscription period. We recognized fewer license sales during the fourth quarter of fiscal 2012, which are generally recognized upon delivery of the product.

Our operating expenses increased for fiscal 2012 as compared to fiscal 2011 by $304 million, due to an increase in the compensation expenses of $273 million and an adverse impact of the change in foreign currency exchange rates of $68 million. Compensation expense increased primarily due to an increase in headcount due to the overall growth of our business. Our operating expenses increased for similar reasons in fiscal 2011 as compared to fiscal 2010.

Our non-operating income in fiscal 2012 increased by $573 million over fiscal 2011 primarily due to the gain from the sale to Huawei of our ownership interest in the Huawei Symantec joint venture of $526 million. See Note 5 of the Notes to Consolidated Financial Statements for additional information.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Consolidated Financial Statements and related notes included in this annual report in accordance with generally accepted accounting principles in the United States, requires us to make estimates, including judgments and assumptions, that affect the reported amounts of assets, liabilities, revenue, and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates on a regular basis and make changes accordingly. Historically, our critical accounting estimates have not differed materially from actual results; however, actual results may differ from these estimates under different conditions. If actual results differ from these estimates and other considerations used in estimating amounts reflected in the Consolidated Financial Statements included in this annual report, the resulting changes could have a material adverse effect on our Consolidated Statements of Income, and in certain situations, could have a material adverse effect on our liquidity and financial condition.

A critical accounting estimate is based on judgments and assumptions about matters that are uncertain at the time the estimate is made. Different estimates that reasonably could have been used or changes in accounting estimates could materially impact the operating results or financial condition. We believe that the estimates described below represent our critical accounting estimates, as they have the greatest potential impact on our Consolidated Financial Statements. See also Note 1 of the Notes to the Consolidated Financial Statements included in this annual report.

Revenue recognition

We recognize revenue primarily pursuant to the requirements under the authoritative guidance on software revenue recognition, and any applicable amendments or modifications. Revenue recognition requirements in the software industry are very complex and require us to make many estimates.

For software arrangements that include multiple elements, including perpetual software licenses and maintenance or services, packaged products with content updates, managed security services, and subscriptions, we allocate and defer revenue for the undelivered items based on vendor specific objective evidence ("VSOE") of the fair value of the undelivered elements, and recognize the difference between the total arrangement fee and the amount deferred for the undelivered items as revenue. VSOE of each element is based on the price for which the undelivered element is sold separately. We determine fair value of the undelivered elements based on historical evidence of our stand-alone sales of these elements to third parties or from the stated renewal rate for the undelivered elements. When VSOE does not exist for undelivered items, the entire arrangement fee is recognized ratably over the performance period. Our deferred revenue consists primarily of the unamortized balance of enterprise product maintenance, consumer product content updates, managed security services, subscriptions, and arrangements where VSOE does not exist. Deferred revenue totaled approximately $4.0 billion as of March 30, 2012, of which $529 million was classified as Long-term deferred revenue in the Consolidated Balance Sheets. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements, the fair value of the respective elements, and increasing flexibility in contractual arrangements could materially impact the amount recognized in the current period and deferred over time.

For arrangements that include both software and non-software elements, we allocate revenue to the software deliverables as a group and non-software deliverables based on their relative selling prices. In such circumstances, the accounting principles establish a hierarchy to determine the selling price to be used for allocating revenue to deliverables as follows: (i) VSOE, (ii) third-party evidence of selling price ("TPE") and (iii) best estimate of the selling price ("ESP"). When we are unable to establish a selling price using VSOE or TPE, we use ESP to allocate the arrangement fees to the deliverables.

For our consumer products that include content updates, we recognize revenue and the associated cost of revenue ratably over the term of the subscription upon sell-through to end-users, as the subscription period commences on the date of sale to the end-user. We defer revenue and cost of revenue amounts for unsold product held by our distributors and resellers.

We expect our distributors and resellers to maintain adequate inventory of consumer packaged products to meet future customer demand, which is generally four or six weeks of customer demand based on recent buying trends. We ship product to our distributors and resellers at their request and based on valid purchase orders. Our distributors and resellers base the quantity of orders on their estimates to meet future customer demand, which may exceed the expected level of a four or six week supply. We offer limited rights of return if the inventory held by our distributors and resellers is below the expected level of a four or six week supply. We estimate reserves for product returns as described below. We typically offer liberal rights of return if inventory held by our distributors and resellers exceeds the expected level. Because we cannot reasonably estimate the amount of excess inventory that will be returned, we primarily offset deferred revenue against trade accounts receivable for the amount of revenue in excess of the expected inventory levels.

Arrangements for managed security services and SaaS offerings are generally offered to our customers over a specified period of time, and we recognize the related revenue ratably over the maintenance, subscription, or service period.

Reserves for product returns. We reserve for estimated product returns as an offset to revenue based primarily on historical trends. We fully reserve for obsolete products in the distribution channels as an offset to deferred revenue. Actual product returns may be different than what was estimated. These factors and unanticipated changes in the economic and industry environment could make actual results differ from our return estimates.

Reserves for rebates. We estimate and record reserves for channel and end-user rebates as an offset to revenue. For consumer products that include content updates, rebates are recorded as a ratable offset to revenue over the term of the subscription. Our estimated reserves for channel volume incentive rebates are based on distributors' and resellers' actual performance against the terms and conditions of volume incentive rebate programs, which are typically entered into quarterly. Our reserves for end-user rebates are estimated based on the terms and conditions of the promotional programs, actual sales during the promotion, the amount of actual redemptions received, historical redemption trends by product and by type of promotional program, and the value of the rebate. We also consider current market conditions and economic trends when estimating our reserves for rebates. If actual redemptions differ from our estimates, material differences may result in the amount and timing of our net revenues for any period presented.

Valuation of goodwill, intangible assets and long-lived assets

Business combination valuations. When we acquire businesses, we allocate the purchase price to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on information obtained from management of the acquired companies and historical experience. These estimates can include, but are not limited to:

- cash flows that an asset is expected to generate in the future;
- expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed;
- the acquired company's brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company's product portfolio;
- cost savings expected to be derived from acquiring an asset; and
- discount rates.

These estimates are inherently uncertain and unpredictable, and if different estimates were used the purchase price for the acquisition could be allocated to the acquired assets and liabilities differently from the allocation that we have made. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates, and if such events occur we may be required to record a charge against the value ascribed to an acquired asset or an increase in the amounts recorded for assumed liabilities.

Goodwill impairment. We review goodwill for impairment on an annual basis on the first day of the fourth quarter of each fiscal year, and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable, at the reporting unit level. Our reporting units are the same as our operating segments. Before performing the goodwill impairment test, we first assess the value of long-lived assets in each reporting unit, including tangible and intangible assets. We then perform a two-step impairment test on goodwill. In the first step, we compare the estimated fair value of equity of each reporting unit to its allocated carrying value (book value) of equity. If the carrying value of the reporting unit exceeds the fair value of the equity associated with that unit, there is an indicator of impairment and we must perform the second step of the impairment test. This second step involves determining the implied fair value of that reporting unit's goodwill in a manner similar to the purchase price allocation for an acquired business, using the reporting unit's calculated fair value as an assumed purchase price. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, then we would record an impairment loss equal to the excess.

The process of estimating the fair value and carrying value of our reporting units' equity requires significant judgment at many points during the analysis. Many assets and liabilities, such as accounts receivable and property and equipment, are not specifically allocated to an individual reporting unit, and therefore, we apply judgment to allocate the assets and liabilities, and this allocation affects the carrying value of the respective reporting units. Similarly, we use judgment to allocate goodwill to the reporting units based on relative fair values. The use of relative fair values has been necessary for certain reporting units due to changes in our operating structure in prior years. To determine a reporting unit's fair value, we use the income approach under which we calculate the fair value of each reporting unit based on the estimated discounted future cash flows of that unit. We evaluate the reasonableness of this approach by comparing it with the market approach, which involves a review of the carrying value of our assets relative to our market capitalization and to the valuation of publicly traded companies operating in the same or similar lines of business.

Applying the income approach requires that we make a number of important estimates and assumptions. We estimate the future cash flows of each reporting unit based on historical and forecasted revenue and operating costs. This, in turn, involves further estimates, such as estimates of future revenue and expense growth rates and foreign exchange rates. In addition, we apply a discount rate to the estimated future cash flows for the purpose of the valuation. This discount rate is based on the estimated weighted-average cost of capital for each reporting unit and may change from year to year. Changes in these key estimates and assumptions, or in other assumptions used in this process, could materially affect our impairment analysis for a given year.

As of March 30, 2012, our goodwill balance was $5.8 billion. Based on the impairment analysis performed on December 31, 2011, we determined that the fair value of each of our reporting units exceeded the carrying value of the unit by more than 10% of the carrying value. While discount rates are only one of several important estimates used in the analysis, we determined that an increase of one percentage point in the discount rate used for each respective reporting unit would not have resulted in an impairment indicator for any unit at the time of this analysis. In addition to the discount rate, the impairment test includes the consideration of a number of estimates, including growth rates, operating margins and cost forecasts, foreign exchange rates and the allocation of certain tangible assets to the reporting units. Based on the results of our impairment test, we do not believe that an impairment indicator exists as of our annual impairment test date.

A number of factors, many of which we have no ability to control, could affect our financial condition, operating results and business prospects and could cause actual results to differ from the estimates and assumptions we employed. These factors include:

- a prolonged global economic crisis;
- a significant decrease in the demand for our products;
- the inability to develop new and enhanced products and services in a timely manner;
- a significant adverse change in legal factors or in the business climate;
- an adverse action or assessment by a regulator;
- successful efforts by our competitors to gain market share in our markets;
- a loss of key personnel;
- our determination to dispose of one or more of our reporting units;
- the testing for recoverability of a significant asset group within a reporting unit; and
- recognition of a goodwill impairment loss.

Intangible asset impairment. We assess the impairment of identifiable finite-lived intangible assets whenever events or changes in circumstances indicate that an asset group's carrying amount may not be recoverable. Recoverability of certain finite-lived intangible assets, particularly customer relationships and finite-lived tradenames, would be measured by the comparison of the carrying amount of the asset group to which the assets are assigned to the sum of the undiscounted estimated future cash flows the asset group is expected to generate. If the asset is considered to be impaired, the amount of such impairment would be measured as the difference between the carrying amount of the asset and its fair value. Recoverability and impairment of other finite-lived intangible assets, particularly developed technology and patents, would be measured by the comparison of the carrying amount of the asset to the sum of undiscounted estimated future product revenues offset by estimated future costs to dispose of the product to which the asset relates. For indefinite-lived intangible assets, we review impairment on an annual basis consistent with the timing of the annual evaluation for goodwill. These assets generally include tradenames, trademarks and in-process research and development. Recoverability of indefinite-lived intangible assets would be measured by the comparison of the carrying amount of the asset to the sum of the discounted estimated future cash flows the asset is expected to generate plus expected royalties. If the asset is considered to be impaired, the amount of such impairment would be measured as the difference between the carrying amount of the asset and its fair value. Our cash flow assumptions are based on historical and forecasted future revenue, operating costs, and other relevant factors. Assumptions and estimates about the remaining useful lives of our intangible assets are subjective and are affected by changes to our business strategies. If management's estimates of future operating results change, or if there are changes to other assumptions, the estimate of the fair value of our identifiable intangible assets could change significantly. Such change could result in impairment charges in future periods, which could have a significant impact on our operating results and financial condition.

Long-lived assets (including assets held for sale). We assess long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the long-lived assets may not be recoverable. Based on the existence of one or more indicators of impairment, we assess recoverability of long-lived assets based on a projected undiscounted cash flow method using assumptions determined by management to be commensurate with the risk inherent in our current business model. If an asset is not recoverable, impairment is measured as the difference between the carrying amount and its fair value. Our estimates of cash flows require significant judgment based on our historical and anticipated results and are subject to many factors which could change and cause a material impact to our operating results or financial condition. We record impairment charges on long-lived assets held for sale when we determine that the carrying value of the long-lived assets may not be recoverable. In determining fair value, we obtain and consider market value appraisal information from third parties.

Stock-based compensation

We account for stock-based compensation in accordance with the authoritative guidance on stock compensation. Under the fair value recognition provisions of this guidance, stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense ratably on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award.

Determining the fair value of stock-based awards, primarily stock options, at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the expected life of the options, actual and projected employee stock option exercise and cancellation behaviors, risk-free interest rates, and expected dividends.

We estimate the expected life of options granted based on an analysis of our historical experience of employee exercise and post-vesting termination behavior considered in relation to the contractual life of the option. Expected volatility is based on the average of historical volatility for the period commensurate with the expected life of the option and the implied volatility of traded options. The risk free interest rate is equal to the U.S. Treasury constant maturity rates for the period equal to the expected life. We do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future. Accordingly, our expected dividend yield is zero.

We issue performance-based restricted stock units ("PRU") representing hypothetical shares of our common stock. Each PRU grant reflects a target number of shares that may be issued to the award recipient. We determine the actual number of shares the recipient receives at the end of a three-year performance period as follows: (1) our achievement of an annual target earnings per share for the first fiscal year of grant and (2) our two and three year cumulative relative total shareholder return ranked against that of other companies that are included in the Standard & Poor's 500 Index. We estimate the fair value of PRUs using the Monte Carlo simulation model, as the total shareholder return ("TSR") modifier contains a market condition.

In accordance with the authoritative guidance on stock compensation, we record stock-based compensation expense for awards that are expected to vest. As a result, judgment is required in estimating the amount of stock-based awards that are expected to be forfeited. Although we estimate forfeitures based on historical experience, actual forfeitures may differ. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted when we record an adjustment for the difference in the period that the awards vest or are forfeited.

Contingencies and litigation

We evaluate contingent liabilities including threatened or pending litigation in accordance with the authoritative guidance on contingencies. We assess the likelihood of any adverse judgments or outcomes from potential claims or legal proceedings, as well as potential ranges of probable losses, when the outcomes of the claims or proceedings are probable and reasonably estimable. A determination of the amount of accrued liabilities required, if any, for these contingencies is made after the analysis of each separate matter. Because of uncertainties related to these matters, we base our estimates on the information available at the time of our assessment. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Any revisions in the estimates of potential liabilities could have a material impact on our operating results and financial position.

Income taxes

We are required to compute our income taxes in each federal, state, and international jurisdiction in which we operate. This process requires that we estimate the current tax exposure as well as assess temporary differences between the accounting and tax treatment of assets and liabilities, including items such as accruals and allowances not currently deductible for tax purposes. The income tax effects of the differences we identify are classified as current or long-term deferred tax assets and liabilities in our Consolidated Balance Sheets. Our judgments, assumptions, and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws, and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax laws or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our Consolidated Balance Sheets and Consolidated Statements of Income.

We account for uncertain tax positions pursuant to authoritative guidance based on a two-step approach to recognize and measure those positions taken or expected to be taken in a tax return. The first step is to determine if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. We adjust reserves for our uncertain tax positions due to changing facts and circumstances, such as the closing of a tax audit, the refinement of estimates, or the realization of earnings or deductions that differ from our estimates. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will impact our tax provision in our Consolidated Statements of Income in the period in which such determination is made.

We must also assess the likelihood that deferred tax assets will be realized from future taxable income and, based on this assessment establish a valuation allowance, if required. The determination of our valuation allowance involves assumptions, judgments, and estimates, including forecasted earnings, future taxable income, and the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. To the extent we establish a valuation allowance or change the valuation allowance in a period, we reflect the change with a corresponding increase or decrease to our tax provision in our Consolidated Statements of Income.

In July 2008, we reached an agreement with the IRS concerning our eligibility to claim a lower tax rate on a distribution made from a Veritas foreign subsidiary prior to the July 2005 acquisition. The distribution was intended to be made pursuant to the American Jobs Creation Act of 2004, and therefore eligible for a 5.25% effective U.S. federal rate of tax, in lieu of the 35% statutory rate. The final impact of this agreement remains uncertain since this relates to the taxability of earnings that are otherwise the subject of the transfer pricing matters at issue in the IRS examination of Veritas tax years 2002 through 2005. To the extent that we owe taxes as a result of these transfer pricing matters in years prior to the distribution, we anticipate that the incremental tax due from this negotiated agreement will decrease. We currently estimate that the most probable outcome from this negotiated agreement will be that we will owe $13 million or less, for which an accrual has already been made.

RESULTS OF OPERATIONS

Total net revenue

		2012 vs. 2011			2011 vs. 2010		
	Fiscal 2012	$	%	Fiscal 2011	$	%	Fiscal 2010
				($ in millions)			
Content, subscription, and maintenance revenue	$5,823	$581	11%	$5,242	$217	4%	$5,025
Percentage of total net revenue	87%			85%			84%
License revenue	$ 907	$(41)	(4)%	$ 948	$(12)	(1)%	$ 960
Percentage of total net revenue	13%			15%			16%
Total net revenue	$6,730	$540	9%	$6,190	$205	3%	$5,985

Content, subscription, and maintenance revenue increased for fiscal 2012, as compared to fiscal 2011, primarily due to growth in revenue from our Security and Compliance segment of $339 million, Consumer segment of $152 million, and Storage and Server Management segment of $131 million, offset by a decrease in our Services segment of $41 million.

Content, subscription, and maintenance revenue increased for fiscal 2011, as compared to fiscal 2010, due to growth in revenue from our Security and Compliance segment of $139 million, Consumer segment of $70 million, and Storage and Server Management segment of $61 million, offset by a decrease in our Services segment of $52 million.

License revenue includes revenue from software licenses, appliances, and certain revenue sharing arrangements. License revenue decreased for fiscal 2012, as compared to fiscal 2011, primarily due to decreases from our Storage and Server Management segment of $29 million and Security and Compliance segment of $12 million.

License revenue decreased for fiscal 2011, as compared to fiscal 2010, primarily due to decreases in revenue from our Storage and Server Management segment of $41 million, partially offset by increases in revenues from the Security and Compliance segment of $17 million and from the Consumer segment of $13 million.

Net revenue and operating income by segment

Consumer segment

	Fiscal 2012	2012 vs. 2011 $	2012 vs. 2011 %	Fiscal 2011	2011 vs. 2010 $	2011 vs. 2010 %	Fiscal 2010
				($ in millions)			
Consumer revenue	$2,104	$151	8%	$1,953	$82	4%	$1,871
Percentage of total net revenue	31%			32%			31%
Consumer operating income	$1,013	$114	13%	$ 899	$39	5%	$ 860
Percentage of Consumer revenue	48%			46%			46%

Consumer revenue increased for fiscal 2012, as compared to fiscal 2011, primarily due to continued growth in our premium internet and security products of $156 million, which included a favorable foreign currency exchange effect of $39 million. Of the total Consumer revenue recognized in fiscal 2012, 86% was generated from our electronic channel sales, which are derived from online sales (including new subscriptions, renewals and upgrades).

Consumer revenue increased for fiscal 2011, as compared to fiscal 2010, primarily due to an increase in sales of our premium internet and security products of $91 million, which included an unfavorable foreign currency exchange effect of $10 million. Of the total Consumer revenue recognized in fiscal 2011, 84% was generated from our electronic channel sales, which are derived from online sales (including new subscriptions, renewals and upgrades).

Consumer operating income increased for fiscal 2012, as compared to fiscal 2011, primarily due to higher revenue of $151 million and lower advertising and promotion expenses of $22 million, partially offset by increased salaries and wages of $41 million and higher cost of revenue of $17 million. The increased salaries and wages expense was due to higher headcount compared to fiscal 2011. The increase in cost of revenue was primarily associated with the increased product revenue. The increase in operating income included a favorable foreign currency exchange effect of $28 million.

Consumer operating income increased for fiscal 2011, as compared to fiscal 2010, primarily due to increased revenue of $83 million, partially offset by increases in advertising and promotion expenses of $22 million, equipment costs of $11 million, and costs associated with the deployment of our new proprietary eCommerce platform. The increase in operating income included an unfavorable foreign currency exchange effect of $7 million.

Security and Compliance segment

	Fiscal 2012	2012 vs. 2011 $	2012 vs. 2011 %	Fiscal 2011	2011 vs. 2010 $	2011 vs. 2010 %	Fiscal 2010
				($ in millions)			
Security and Compliance revenue	$1,965	$327	20%	$1,638	$ 156	11%	$1,482
Percentage of total net revenue	29%			26%			25%
Security and Compliance operating income	$ 442	$182	70%	$ 260	$(141)	(35)%	$ 401
Percentage of Security and Compliance revenue	22%			16%			27%

Security and Compliance revenue increased for fiscal 2012, as compared to fiscal 2011, primarily due to increased sales of our information security products of $300 million, which included additional revenue of approximately $238 million from our user authentication and trust products and services. The total increase included a favorable foreign currency exchange effect of $43 million.

Security and Compliance revenue increased for fiscal 2011, as compared to fiscal 2010, primarily due to increased sales of our information security products of $209 million, which included additional revenue of $124 million from our user authentication and trust products. The increase was partially offset by decreases in enterprise security products revenue by $68 million. The total increase included an unfavorable foreign currency exchange effect of $5 million.

Security and Compliance operating income increased for fiscal 2012, as compared to fiscal 2011, primarily due to increased revenue of $327 million, partially offset by increased salaries and wages of $71 million and higher cost of revenue of $54 million. The increased salaries and wages expense was due to higher headcount compared to fiscal 2011. The higher cost of revenue was associated with revenue growth. The increase in operating income included a favorable foreign currency exchange effect of $23 million.

Security and Compliance operating income decreased for fiscal 2011, as compared to fiscal 2010, primarily due to expenses related to our fiscal 2011 acquisitions and higher sales commissions associated with the increase in deferred revenue in fiscal 2011. Our operating margins were adversely impacted by our fiscal 2011 acquisitions, largely because we were required under the purchase accounting rules to reduce the amount of deferred revenue that we recorded in connection with these acquisitions to an amount equal to the fair value of our estimated cost to fulfill the contractual obligations related to that deferred revenue. This deferred revenue adjustment negatively affected our operating margins because we recognized a lower portion of the revenue from these acquisitions, but we incurred all of the revenue-related expenses. The decrease in operating income included an unfavorable foreign currency exchange effect of $11 million.

Storage and Server Management segment

	Fiscal 2012	2012 vs. 2011 $	2012 vs. 2011 %	Fiscal 2011	2011 vs. 2010 $	2011 vs. 2010 %	Fiscal 2010
				($ in millions)			
Storage and Server Management revenue	$2,410	$103	4%	$2,307	$ 20	1%	$2,287
Percentage of total net revenue	36%			37%			38%
Storage and Server Management operating income	$ 977	$ (86)	(8)%	$1,063	$(34)	(3)%	$1,097
Percentage of Storage and Server Management revenue	41%			46%			48%

Storage and Server Management revenue increased for fiscal 2012, as compared to fiscal 2011, primarily due to higher sales of our information management products of $126 million, which included $49 million from our fiscal 2012 acquisition of Clearwell Systems Inc. ("Clearwell"), partially offset by decreases in sales of $28 million of our storage management products. The total increase included a favorable foreign currency exchange effect of $52 million.

Storage and Server Management revenue increased for fiscal 2011, as compared to fiscal 2010, primarily due to higher sales of our information management products of $94 million, partially offset by lower sales of our storage management products of $67 million. The total increase included an unfavorable foreign currency exchange effect of $33 million.

Storage and Server Management operating income decreased for fiscal 2012, as compared to fiscal 2011, primarily due to higher salaries and wages of $139 million and higher cost of revenue of $59 million, partially offset by the increase in overall revenue. The increased salaries and wages expense was due to increased headcount over fiscal 2011, which was attributable to our Clearwell acquisition and growth in the business. The total decrease in operating income included a favorable foreign currency exchange effect of $48 million.

Storage and Server Management operating income decreased for fiscal 2011, as compared to fiscal 2010, primarily due to an unfavorable foreign currency exchange effect of $35 million.

Services segment

	Fiscal 2012	2012 vs. 2011 $	2012 vs. 2011 %	Fiscal 2011	2011 vs. 2010 $	2011 vs. 2010 %	Fiscal 2010
				($ in millions)			
Services revenue	$251	$(41)	(14)%	$292	$(53)	(15)%	$345
Percentage of total net revenue	4%			5%			6%
Services operating income	$ 39	$ 32	457%	$ 7	$ (5)	(42)%	$ 12
Percentage of Services revenue	16%			2%			3%

We transitioned certain consulting services to specialized partners while we focus on our core software business. This resulted in decreased revenue for fiscal 2012 as compared to fiscal 2011. Services operating income increased for fiscal 2012, as compared to fiscal 2011, due to lower cost of revenue and salaries and wages as we transitioned certain consulting services to our partner led consulting program.

Services revenue and operating income decreased for fiscal 2011, as compared to fiscal 2010, due to our focus on our core software business.

Other segment

	Fiscal 2012	2012 vs. 2011 $	2012 vs. 2011 %	Fiscal 2011	2011 vs. 2010 $	2011 vs. 2010 %	Fiscal 2010
				($ in millions)			
Other revenue	$ —	$ —	NA	$ —	$—	NA	$ —
Percentage of total net revenue	0%			0%			0%
Other operating loss	$(1,392)	$(43)	3%	$(1,349)	$88	*	$(1,437)
Percentage of Other revenue	*			*			*

* Percentage not meaningful

Our Other segment consists primarily of sunset products and products nearing the end of their life cycle. The operating loss of our Other segment includes general and administrative expenses; amortization of acquired intangible and other assets; charges such as stock-based compensation; restructuring and transition expenses; and certain indirect costs that are not charged to the other operating segments.

Net revenue by geographic region

	Fiscal 2012	2012 vs. 2011 $	2012 vs. 2011 %	Fiscal 2011	2011 vs. 2010 $	2011 vs. 2010 %	Fiscal 2010
				($ in millions)			
Americas (U.S., Canada and Latin America)							
Consumer Segment	$1,206	$ 72	6%	$1,134	$ 90	9%	$1,044
Security and Compliance Segment	1,044	134	15%	910	81	10%	829
Storage and Server Management Segment	1,240	40	3%	1,200	(5)	0%	1,205
Services Segment	135	(9)	(6)%	144	(19)	(12)%	163
Total Americas	$3,625	$237	7%	$3,388	$147	5%	$3,241
Percentage of total net revenue	54%			55%			54%
EMEA (Europe, Middle East, Africa)							
Consumer Segment	$ 545	$ 42	8%	$ 503	$(35)	(7)%	$ 538
Security and Compliance Segment	527	72	16%	455	24	6%	431
Storage and Server Management Segment	723	6	1%	717	(21)	(3)%	738
Services Segment	63	(35)	(36)%	98	(33)	(25)%	131
Total EMEA	$1,858	$ 85	5%	$1,773	$(65)	(4)%	$1,838
Percentage of total net revenue	28%			29%			31%
Asia Pacific/Japan							
Consumer Segment	$ 353	$ 36	11%	$ 317	$ 28	10%	$ 289
Security and Compliance Segment	394	121	44%	273	51	23%	222
Storage and Server Management Segment	447	57	15%	390	46	13%	344
Services Segment	53	4	8%	49	(2)	(4)%	51
Total Asia Pacific/ Japan	$1,247	$218	21%	$1,029	$123	14%	$ 906
Percentage of total net revenue	18%			16%			15%
Total net revenue	$6,730	$540	9%	$6,190	$205	3%	$5,985

Fluctuations in the U.S. dollar compared to foreign currencies favorably impacted our international revenue by approximately $145 million for fiscal 2012 as compared to fiscal 2011. For fiscal 2011 as compared 2010, we had an unfavorable foreign currency exchange effect of $53 million. Our international revenue is and will continue to be a significant portion of our net revenue. As a result, net revenue will continue to be affected by foreign currency exchange rates as compared to the U.S. dollar.

Cost of revenue

	Fiscal 2012	2012 vs. 2011 $	2012 vs. 2011 %	Fiscal 2011	2011 vs. 2010 $	2011 vs. 2010 %	Fiscal 2010
				($ in millions)			
Cost of content, subscription, and maintenance	$ 943	$ 40	4%	$ 903	$ 54	6%	$ 849
Percentage of related revenue	16%			17%			17%
Cost of license	$ 48	$ 21	78%	$ 27	$ 5	23%	$ 22
Percentage of related revenue	5%			3%			2%
Amortization of intangible assets	$ 91	$(24)	(21)%	$ 115	$(119)	(51)%	$ 234
Percentage of total net revenue	1%			2%			4%
Total cost of revenue	$1,082	$ 37	4%	$1,045	$ (60)	(5)%	$1,105
Gross margin	84%			83%			82%

Cost of content, subscription, and maintenance consists primarily of fee-based technical support costs, costs of billable services, and payments to OEMs under revenue-sharing agreements. Cost of content, subscription, and maintenance increased for fiscal 2012, as compared to fiscal 2011, primarily due to higher royalty and fee-based technical support costs, which were partially offset by lower services costs. The increased royalty costs were mainly associated with increased revenue related to the authentication services and hosted services. The lower services cost in fiscal 2012, as compared to fiscal 2011, was primarily due to our transitioning of our consulting services to specialized partners.

Cost of content, subscription, and maintenance decreased for fiscal 2011, as compared to fiscal 2010, due to lower fee-based technical support and fulfillment costs. Cost of content, subscription, and maintenance as a percentage of related revenue remained consistent for fiscal 2012 as compared to fiscal 2011, and for fiscal 2011 as compared to fiscal 2010.

Cost of license consists primarily of royalties paid to third parties under technology licensing agreements, appliances manufacturing costs and other direct material costs. Cost of license increased for fiscal 2012, as compared to fiscal 2011, primarily due to increased costs associated with appliances manufacturing and royalties. Cost of license as a percentage of related revenue increased for fiscal 2012 as compared to fiscal 2011 due to relatively lower revenue in the Storage and Server Management segment as discussed above and higher associated costs for appliances manufacturing and royalties.

Cost of license increased for fiscal 2011, as compared to fiscal 2010, due to higher costs associated with appliances manufacturing. Cost of license as a percentage of related revenue remained consistent for fiscal 2011 as compared to fiscal 2010.

Acquired intangible assets are comprised of developed technologies and patents from acquired companies. The decrease in amortization for fiscal 2012, as compared to fiscal 2011, was primarily due to certain acquired intangible assets from our prior acquisitions becoming fully amortized, partially offset by additional amortization related to acquired intangibles from our Clearwell acquisition and a full year impact associated with the fiscal 2011 acquisitions of VeriSign, PGP, and GuardianEdge. The decrease in amortization for fiscal 2011, as compared to fiscal 2010, was primarily due to certain acquired intangible assets from our Veritas acquisition becoming fully amortized during fiscal 2011, partially offset by additional amortization from acquired intangible assets from our fiscal 2011 acquisitions.

Operating expenses

Our operating expenses increased for fiscal 2012 as compared to fiscal 2011 and for fiscal 2011 as compared to fiscal 2010, primarily due to higher salary and wages and the adverse impact of the change in foreign currency exchange rates, offset by cost savings generated from our restructuring plans discussed below.

	Fiscal 2012	2012 vs. 2011 $	2012 vs. 2011 %	Fiscal 2011	2011 vs. 2010 $	2011 vs. 2010 %	Fiscal 2010
				($ in millions)			
Sales and marketing expense	$2,814	$192	7%	$2,622	$255	11%	$2,367
Percentage of total net revenue	42%			42%			40%
Research and development expense	$ 969	$107	12%	$ 862	$ 5	1%	$ 857
Percentage of total net revenue	14%			14%			14%
General and administrative expense	$ 437	$ 47	12%	$ 390	$ 38	11%	$ 352
Percentage of total net revenue	6%			6%			6%
Amortization of intangible assets	$ 289	$ 19	7%	$ 270	$ 23	9%	$ 247
Percentage of total net revenue	4%			4%			4%
Restructuring and transition	$ 56	$(36)	(39)%	$ 92	$ (2)	(2)%	$ 94
Percentage of total net revenue	1%			1%			2%
Impairment of intangible assets	$ 4	$(23)	(85)%	$ 27	$ 27	NA	—
Percentage of total net revenue	0%			0%			0%
Loss and impairment of assets held for sale	—	$ (2)	NA	$ 2	$(28)	(93)%	$ 30
Percentage of total net revenue	0%			0%			1%

Sales and marketing expense increased for fiscal 2012, as compared to fiscal 2011, primarily due to increased compensation expenses of $140 million. The increase from compensation expenses was mainly due to increased headcount to support the growth of our business. The total increase in sales and marketing expense also included an unfavorable foreign currency exchange effect of $52 million. Sales and marketing expense increased for fiscal 2011, as compared to fiscal 2010, primarily due to increased compensation expenses of $166 million and increases in advertising expenses of $54 million. The increase from compensation expenses was mainly due to increased headcount from our acquisitions in fiscal 2011.

Research and development expense increased for fiscal 2012, as compared to fiscal 2011, primarily due to increased compensation expenses of $104 million. The increase from compensation expenses was mainly due to increased headcount to support our continued investment in product development and absorption of the Clearwell acquisition into our operations. The total increase in research and development expense included an unfavorable foreign currency exchange effect of $9 million. Research and development expense remained consistent for fiscal 2011 as compared to fiscal 2010.

General and administrative expense increased for fiscal 2012, as compared to fiscal 2011, due to higher compensation expense, external professional services and equipment of $45 million. General and administrative expense increased for fiscal 2011, as compared to fiscal 2010, primarily due to higher compensation expenses of $11 million and increased external professional services of $38 million. The increase from compensation expenses in fiscal 2011, as compared to fiscal 2010, was mainly due to increased headcount from our fiscal 2011 acquisitions.

Other intangible assets are comprised of customer relationships and tradenames. The increase in amortization of other intangible assets for fiscal 2012, as compared to fiscal 2011, was primarily attributed to the acquisition of Clearwell. For fiscal 2011 compared to fiscal 2010, the increase in amortization of other intangible assets was due to our fiscal 2011 acquisitions.

Restructuring and transition costs consist of severance, facilities, transition and other related costs. For fiscal 2012, we recognized $29 million of severance, $8 million of facilities costs, and $19 million of transition and other related costs. The transition charges incurred were primarily due to the planning and design phase of implementing a new enterprise resource planning system. For fiscal 2011, we recognized $47 million of severance, $27 million of facilities costs, and $18 million of transition and other related costs. For fiscal 2010, we recognized $56 million of severance, $10 million of facilities costs, and $28 million of transition and other related costs. For further information on restructuring and transition, see Note 7 of the Notes to Consolidated Financial Statements.

For fiscal 2012, we recorded an impairment of $4 million which reduced the gross carrying value of indefinite-lived tradenames. During fiscal 2011, we recorded an impairment of $27 million which reduced the gross carrying value of indefinite-lived tradenames.

During fiscal 2010, we recognized impairments of $20 million on certain land and buildings classified as held for sale. The impairments were recorded in accordance with the authoritative guidance that requires a long-lived asset classified as held for sale to be measured at the lower of its carrying amount or fair value, less cost to sell. Also, in fiscal 2010, we sold assets for $42 million which resulted in losses of $10 million.

Non-operating income (expense)

	Fiscal 2012	2012 vs. 2011		Fiscal 2011	2011 vs. 2010		Fiscal 2010
		$	%		$	%	
				($ in millions)			
Interest income	$ 13			$ 10			$ 6
Interest expense	(115)			(143)			(129)
Other (expense) income, net	(6)			(2)			55
Loss on early extinguishment of debt	—			(16)			—
Loss from joint venture	(27)			(31)			(39)
Gain from sale of joint venture	526			—			—
Total	$ 391	$573	(315)%	$(182)	$(75)	70%	$(107)
Percentage of total net revenue	6%			(3)%			(2)%

We had net non-operating income for fiscal 2012, as compared to net non-operating expense in fiscal 2011. In fiscal 2012, we had a gain of $526 million from the sale of our joint venture interest described below, and also had lower interest expense from our repayment of the $1.1 billion convertible senior notes that we issued in fiscal 2007. In the second quarter of fiscal 2011 and the first quarter of fiscal 2012, we made payments of $500 million and $600 million, respectively, to retire the notes. In fiscal 2011, we recorded a loss on early extinguishment of debt of $16 million due to the repurchase of $500 million of aggregate principal amount of the 0.75% Notes due on June 15, 2011. See Note 6 of the Notes to Consolidated Financial Statements for information on our debt.

Non-operating expense increased for fiscal 2011, as compared to fiscal 2010, due in part to the interest expense on the Senior Notes of $1.1 billion issued in the second quarter of fiscal 2011. For fiscal 2011, other (expense) income, net included a $21 million loss from the liquidation of certain foreign legal entities, partially offset by a realized gain on the sale of marketable securities, compared to fiscal 2010 in which we recorded a $47 million gain from the liquidation of certain foreign legal entities.

On February 5, 2008, Symantec formed Huawei-Symantec, Inc. ("joint venture") with a subsidiary of Huawei Technologies Co., Ltd. ("Huawei"). The joint venture was domiciled in Hong Kong with principal operations in Chengdu, China. The joint venture developed, manufactured, marketed, and supported security and storage appliances on behalf of global telecommunications carriers and enterprise customers. As discussed in Note 5 of the Notes to Consolidated Financial Statements, we sold our 49% ownership interest in the joint venture to Huawei on March 30, 2012 for $526 million, net.

Provision for income taxes

	Fiscal 2012	Fiscal 2011	Fiscal 2010
		($ in millions)	
Provision for income taxes	$298	$105	$112
Effective tax rate on earnings	20%	15%	14%

Our effective tax rate was approximately 20%, 15%, and 14% in fiscal 2012, 2011, and 2010, respectively.

The tax expense in fiscal 2012 was reduced by the following benefits: (1) $52 million tax benefit arising from the Veritas 2002 through 2005 IRS Appeals matters, (2) $14 million from lapses of statutes of limitation, (3) $17 million from settlements and effective settlements with tax authorities and related remeasurements, and (4) $5 million tax benefit from adjustments related to prior year items. This benefit was partially offset by a $5 million tax expense resulting from a change in valuation allowance for certain deferred tax assets.

The tax expense in fiscal 2011 was reduced by the following benefits: (1) $49 million arising from the *Veritas v Commissioner* Tax Court decision further discussed below, (2) $15 million from the reduction of our valuation allowance for certain deferred tax assets, and (3) $21 million tax benefit from lapses of statutes of limitation, and (4) $7 million tax benefit from the conclusion of U.S. and foreign audits.

The tax expense in fiscal 2010 was significantly reduced by the following benefits: (1) $79 million tax benefit arising from the *Veritas v. Commissioner* Tax Court decision, (2) $11 million tax benefit from the reduction of our valuation allowance for certain deferred tax assets, (3) $17 million tax benefit from lapses of statutes of limitation, (4) $9 million tax benefit from the conclusion of U.S. and foreign audits, (5) $7 million tax benefit to adjust taxes provided in prior periods, and (6) $6 million tax benefit from current year discrete events. The change in the valuation allowance follows discussions with Irish Revenue in the third quarter of fiscal 2010, the result of which accelerates the timing of the use of certain Irish tax loss carryforwards in the future.

The effective tax rates for all periods presented otherwise reflects the benefits of lower-taxed international earnings and losses from our joint venture with Huawei Technologies Co., Limited, domestic manufacturing incentives, and research and development credits (the U.S. federal R&D tax credit expired on December 31, 2011), partially offset by state income taxes. Pretax income from international operations increased significantly due to the sale of our 49% ownership interest in the joint venture to Huawei on March 30, 2012 for $526 million. A significant portion of the sale proceeds was attributable to international tax jurisdictions resulting in a 20% tax rate on the sale of the joint venture reducing the overall tax rate by 3%.

We are a U.S.-based multinational company subject to tax in multiple U.S. and international tax jurisdictions. Substantially all of our international earnings were generated by subsidiaries in Ireland and Singapore. Our results of operations would be adversely affected to the extent that our geographical mix of income becomes more weighted toward jurisdictions with higher tax rates and would be favorably affected to the extent the relative geographic mix shifts to lower tax jurisdictions. Any change in our mix of earnings is dependent upon many factors and is therefore difficult to predict.

For further information on the impact of foreign earnings on our effective tax rate, see Note 12 of the Notes to Consolidated Financial Statements.

See Critical Accounting Estimates above for additional information about our provision for income taxes.

In assessing the ability to realize our deferred tax assets, we considered whether it was more likely than not that some portion or all of the deferred tax assets will not be realized. We considered the following: we have historical cumulative book income, as measured by the current and prior two years, we have strong, consistent taxpaying history, we have substantial U.S. federal income tax carryback potential; and we have substantial amounts of scheduled future reversals of taxable temporary differences from our deferred tax liabilities. Levels of future taxable income are subject to the various risks and uncertainties discussed in Part I, Item 1A, *Risk Factors,* set forth in this annual report. We have concluded that this positive evidence outweighs the negative evidence and, thus, that the deferred tax assets as of March 30, 2012 of $528 million, after application of the valuation allowances described above, are realizable on a "more likely than not" basis.

On December 10, 2009, the U.S. Tax Court issued its opinion in Veritas v. Commissioner, finding that our transfer pricing methodology, with appropriate adjustments, was the best method for assessing the value of the transaction at issue between Veritas and its international subsidiary in the 2000 to 2001 tax years. In June 2010, we reached an agreement with the IRS concerning the amount of the adjustment based on the U.S. Tax Court decision. As a result of the agreement, we reduced our liability for unrecognized tax benefits, resulting in a $39 million tax benefit in the first quarter of fiscal 2011. In March 2011, we reached agreement with Irish Revenue concerning compensating adjustments arising from this matter, resulting in an additional $10 million tax benefit in the fourth quarter of fiscal 2011. This matter has now been closed and no further adjustments to the accrued liability are expected.

On December 2, 2009, we received a Revenue Agent's Report from the IRS for the Veritas 2002 through 2005 tax years assessing additional taxes due. We have contested $80 million of the tax assessed and all penalties. As a result of negotiations with IRS Appeals in the three months ended December 30, 2011, we have remeasured our liability for unrecognized tax benefits, resulting in a tax benefit of $52 million.

The timing of the resolution of income tax examinations is highly uncertain, and the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year. Although potential resolution of uncertain tax positions involve multiple tax periods and jurisdictions, it is reasonably possible that a reduction of up to $21 million of the reserves for unrecognized tax benefits may occur within the next 12 months, some of which, depending on the nature of the settlement or expiration of statutes of limitations, may affect our income tax provision and therefore benefit the resulting effective tax rate. The actual amount could vary significantly depending on the ultimate timing and nature of any settlements.

We continue to monitor the progress of ongoing tax controversies and the impact, if any, of the expected tolling of the statute of limitations in various taxing jurisdictions.

Loss attributable to noncontrolling interest

In fiscal 2011, we completed the acquisition of the identity and authentication business of VeriSign, Inc. ("VeriSign"), including a controlling interest in its subsidiary VeriSign Japan K.K. ("VeriSign Japan"), a publicly traded company on the Tokyo Stock Exchange. Given our majority ownership interest of approximately 54% in VeriSign Japan, the accounts of VeriSign Japan have been consolidated with our accounts, and a noncontrolling interest has been recorded for the noncontrolling investors' interests in the equity and operations of VeriSign Japan. For fiscal 2012 and 2011, the loss attributable to the noncontrolling interest in VeriSign Japan was approximately $0 million and $4 million, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Sources of cash

We have historically relied on cash flow from operations, borrowings under a credit facility, and issuances of debt and equity securities for our liquidity needs. As of March 30, 2012, we had cash and cash equivalents of $3.2 billion.

Senior notes: In the second quarter of fiscal 2011, we issued $350 million in principal amount of 2.75% notes due September 15, 2015 and $750 million in principal amount of 4.20% notes due September 15, 2020, for an aggregate principal amount of $1.1 billion.

Revolving credit facility: In the second quarter of fiscal 2011, we also entered into a $1 billion senior unsecured revolving credit facility that expires in December 2014. Under the terms of this credit facility, we must comply with certain financial and non-financial covenants, including a covenant to maintain a specified ratio of debt to EBITDA (earnings before interest, taxes, depreciation and amortization). As of March 30, 2012, we were in compliance with all required covenants, and there was no outstanding balance on the credit facility.

We believe that our existing cash and investment balances, our borrowing capacity, our ability to issue new debt instruments, and cash generated from operations will be sufficient to meet our working capital and capital expenditures requirements for at least the next 12 months.

Uses of cash

Our principal cash requirements include working capital, capital expenditures, taxes, and payments of principal and interest on our debt. In addition, we regularly evaluate our ability to repurchase stock and acquire other businesses.

Acquisitions: In fiscal 2012, we acquired Clearwell, LiveOffice and another company for an aggregate amount of $508 million, net of cash acquired. In fiscal 2011, we acquired the identity and authentication business of VeriSign, as well as PGP, GuardianEdge and two other companies for an aggregate amount of $1.5 billion, net of cash acquired. In fiscal 2010, we acquired two companies for an aggregate amount of $31 million, net of cash acquired.

Convertible senior notes: In June 2006, we issued $1.1 billion principal amount of 0.75% Notes due June 15, 2011, and $1.0 billion principal amount of 1.00% Notes due June 15, 2013, to initial purchasers in a private offering for resale to qualified institutional buyers pursuant to SEC Rule 144A. In fiscal 2011, we repurchased $500 million of aggregate principal amount of our 0.75% Notes in privately negotiated transactions for approximately $510 million. Concurrently with the repurchase, we sold a proportionate share of the note hedges that we entered into at the time of the issuance of the convertible notes back to the note hedge counterparties for approximately $13 million. The net cost of the repurchase of the 0.75% Notes and the concurrent sale of the note hedges was $497 million in cash. We repaid the $600 million balance under our 0.75% Notes upon maturity in fiscal 2012.

Stock repurchases: We repurchased 51 million, 57 million, and 34 million shares for $893 million, $872 million, and $553 million during fiscal 2012, 2011, and 2010, respectively. As of March 30, 2012, we had $984 million remaining under the plan authorized for future repurchases.

U.S. tax: As of March 30, 2012, $2.4 billion in cash, cash equivalents, and marketable securities were held by our foreign subsidiaries. We have provided U.S. deferred taxes on a portion of our undistributed foreign earnings sufficient to address the incremental U.S. tax that would be due if we needed these funds to support our operations in the U.S.

Cash Flows

The following table summarizes, for the periods indicated, selected items in our Consolidated Statements of Cash Flows:

	Fiscal 2012	Fiscal 2011	Fiscal 2010
		(In millions)	
Net cash provided by (used in):			
Operating activities	$ 1,901	$ 1,794	$1,693
Investing activities	(318)	(1,760)	(65)
Financing activities	(1,386)	(184)	(441)

Operating activities

Net cash provided by operating activities was $1.9 billion for fiscal 2012, which resulted from net income of $1.2 billion adjusted for non-cash items, which largely included depreciation and amortization charges of $712 million, stock-based compensation expense of $164 million, an increase in deferred revenue of $177 million, an increase in trade accounts receivable, net of $89 million, and an increase in account payable and accrued liabilities of $77 million. Additionally, net income was adjusted for the net gain from the sale of the joint venture of $526 million, as the gross proceeds were included as a cash inflow provided by investing activities.

Net cash provided by operating activities was $1.8 billion for fiscal 2011, which resulted from net income of $593 million adjusted for non-cash items, including depreciation and amortization charges of $743 million and stock-based compensation expense of $145 million, and an increase in deferred revenue of $442 million. These amounts were partially offset by a decrease in income taxes payable of $128 million.

Net cash provided by operating activities was $1.7 billion for fiscal 2010, which resulted from net income of $714 million adjusted for non-cash items, including depreciation and amortization charges of $837 million and stock-based compensation expense of $155 million. These amounts were partially offset by a decrease in income taxes payable of $95 million primarily related to the outcome of the *Veritas v. Commissioner* Tax Court decision; see Note 12 of the Notes to Consolidated Financial Statements.

Investing activities

Net cash used in investing activities was $318 million for fiscal 2012, which was used to pay for fiscal 2012 acquisitions, net of cash acquired, of $508 million, payments of $286 million for capital expenditures, and $47 million in purchases of held-to-maturity securities, partially offset by the gross proceeds from the sale of the joint venture of $530 million.

Net cash used in investing activities of $1.8 billion for fiscal 2011 was due to $1.5 billion of payments for our fiscal 2011 acquisitions, net of cash acquired, and $268 million paid for capital expenditures.

Net cash used in investing activities was $65 million for fiscal 2010 and was primarily due to payments of $248 million for capital expenditures, partially offset by $190 million in net proceeds from the sale of available-for-sale securities.

Financing activities

Net cash used in financing activities was $1.4 billion for fiscal 2012, which was due to the repurchases of our common stock of $893 million and repayment of our outstanding balance of $600 million under the 0.75% Notes, partially offset by net proceeds from sales of common stock through employee stock plans of $147 million.

Net cash used in financing activities of $184 million for fiscal 2011 was primarily due to repurchases of common stock of $872 million and repurchases of long-term debt of $510 million, partially offset by proceeds from debt issuance, net of discount, of $1.1 billion and net proceeds from sales of common stock through employee stock plans of $122 million.

Net cash used in financing activities of $441 million for fiscal 2010 were due to repurchases of common stock of $553 million, partially offset by net proceeds from sales of common stock through employee stock plans of $124 million.

Contractual obligations

The following is a schedule by years of our significant contractual obligations as of March 30, 2012:

	Payments Due by Period					
	Total	Fiscal 2013	Fiscal 2014 and 2015	Fiscal 2016 and 2017	Fiscal 2018 and Thereafter	Other
	(In millions)					
Senior Notes[1]	$1,100	$ —	$ —	$350	$750	$ —
Interest payments on Senior Notes[1]	300	41	82	67	110	—
Convertible Senior Notes[2]	1,000	—	1,000	—	—	—
Interest payments on Convertible Senior Notes[2]	12	10	2	—	—	—
Purchase obligations[3]	473	420	51	2	—	—
Operating leases[4]	457	99	149	84	125	—
Uncertain tax positions[5]	393	—	—	—	—	393
Total	$3,735	$570	$1,284	$503	$985	$393

(1) In the second quarter of fiscal 2011, we issued $350 million in principal amount of 2.75% notes due September 15, 2015 and $750 million in principal amount of 4.20% notes due September 15, 2020. Interest payments were calculated based on terms of the related notes. For further information on the notes, see Note 6 of the Notes to Consolidated Financial Statements.

(2) In the first quarter of fiscal 2007, we issued $1.0 billion in principal amount of 1.00% notes due June 15, 2013. Interest payments were calculated based on terms of the notes. For further information on the notes, see Note 6 of the Notes to Consolidated Financial Statements.

(3) These amounts are associated with agreements for purchases of goods or services generally including agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. The table above also includes agreements to purchase goods or services that have cancellation provisions requiring little or no payment. The amounts under such contracts are included in the table above because management believes that cancellation of these contracts is unlikely and we expect to make future cash payments according to the contract terms or in similar amounts for similar materials.

(4) We have entered into various noncancelable operating lease agreements that expire on various dates beyond fiscal 2018. The amounts in the table above include $24 million in exited or excess facility costs related to restructuring activities, excluding expected sublease income.

(5) As of March 30, 2012, we reflected $393 million in long term taxes payable related to uncertain tax positions. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond the next twelve months due to uncertainties in the timing of the commencement and settlement of potential tax audits and controversies.

Indemnifications

As permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements is not limited; however, we have directors' and officers' insurance coverage that reduces our exposure and may enable us to recover a portion of any future amounts paid. We believe the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

We provide limited product warranties and the majority of our software license agreements contain provisions that indemnify licensees of our software from damages and costs resulting from claims alleging that our software infringes the intellectual property rights of a third party. Historically, payments made under these provisions have been immaterial. We monitor the conditions that are subject to indemnification to identify if a loss has occurred.

Recently issued and adopted authoritative guidance

In May 2011, the Financial Accounting Standards Board ("FASB") issued an accounting standards update that provided guidance on achieving a consistent definition of and common requirements for measurement and disclosure of fair values in U.S. generally accepted accounting principles ("GAAP") and International Financial Reporting Standards ("IFRS"). The guidance expanded disclosures relating to fair value measurements that are estimated using significant unobservable (Level 3) inputs. The guidance also required categorization by level of the fair value hierarchy for items that are not measured at fair value but for which fair value is required to be disclosed. We adopted this guidance in the fourth quarter of fiscal 2012. The adoption of this guidance did not have a material impact on our Consolidated Financial Statements.

In June 2011, the FASB issued an accounting standards update that eliminates the option to report other comprehensive income and its components in the statement of stockholders' equity and requires that all non-owner changes in stockholders' equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued another accounting standards update that defers the requirement to present reclassification adjustments for each component of Accumulated other comprehensive income ("AOCI") in both Other comprehensive income and Net income on the face of the financial statements. The amended guidance will be adopted by us in the first quarter of fiscal 2013, on a retrospective basis, and will result only in changes in our financial statement presentation.

In September 2011, the FASB issued an accounting standards update that permits entities to first assess qualitative factors to determine whether it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This new guidance will be adopted by us in fiscal 2013 on a prospective basis, and will be applied in our fourth quarter of fiscal 2013 at the time we perform our annual goodwill test. We do not expect that this guidance will materially impact our Consolidated Financial Statements.

In December 2011, the FASB issued an accounting standards update that will require us to disclose information about offsetting and related arrangements associated with certain financial and derivative instruments to enable users of our financial statements to better understand the effect of those arrangements on our financial position. The new guidance will be applicable to us on a retrospective basis in the first quarter of fiscal 2014. We do not expect that this guidance will materially impact our disclosures included in our Consolidated Financial Statements.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

We are exposed to various market risks related to fluctuations in interest rates, foreign currency exchange rates, and equity prices. We may use derivative financial instruments to mitigate certain risks in accordance with our investment and foreign exchange policies. We do not use derivatives or other financial instruments for trading or speculative purposes.

Interest rate risk

As of March 30, 2012, we had $1.1 billion in principal amount of fixed-rate Senior Notes outstanding, with a carrying amount of $1.1 billion and a fair value of $1.13 billion, which fair value is based on Level 2 inputs of market prices for similar convertible debt instruments and resulting yields. On March 30, 2012, a hypothetical 50 bps increase or decrease in market interest rates would change the fair value of the fixed-rate debt by a decrease of approximately $22 million and an increase of approximately $45 million, respectively. However, this hypothetical change in interest rates would not impact the interest expense on the fixed-rate debt.

Foreign currency exchange rate risk

We conduct business in 38 currencies through our worldwide operations and, as such, we are exposed to foreign currency risk. Foreign currency risks are associated with our cash and cash equivalents, investments, receivables, and payables denominated in foreign currencies. Fluctuations in exchange rates will result in foreign exchange gains and losses on these foreign currency assets and liabilities and are included in Other (expense) income, net. Our objective in managing foreign exchange activity is to preserve stockholder value by minimizing the risk of foreign currency exchange rate changes. Our strategy is to primarily utilize forward contracts to hedge foreign currency exposures. Under our program, gains and losses in our foreign currency exposures are offset by losses and gains on our forward contracts. Our forward contracts generally have terms of one to six months. At the end of the reporting period, open contracts are marked-to-market with unrealized gains and losses included in Other (expense) income, net.

The following table presents a sensitivity analysis on our foreign forward exchange contract portfolio using a statistical model to estimate the potential gain or loss in fair value that could arise from hypothetical appreciation or depreciation of foreign currency:

Foreign Forward Exchange Contracts	Value of Contracts Given X% Appreciation of Foreign Currency		Notional Amount	Value of Contracts Given X% Depreciation of Foreign Currency	
	10%	5%		(5)%	(10)%
			(In millions)		
Purchased, March 30, 2012	$353	$339	$323	$306	$287
Sold, March 30, 2012	$267	$280	$294	$309	$327
Purchased, April 1, 2011	$217	$208	$199	$188	$177
Sold, April 1, 2011	$271	$283	$298	$313	$331

Equity price risk

In June 2006, we issued $1.1 billion in principal amount of 0.75% notes and $1.0 billion in principal amount of 1.00% notes. We received proceeds of $2.1 billion from the 0.75% notes and 1.00% notes and incurred net transaction costs of approximately $33 million, of which $9 million was allocated to equity and the remainder allocated proportionately to the 0.75% notes and 1.00% notes. The 0.75% notes and 1.00% notes were each issued at par and bear interest at 0.75% and 1.00% per annum, respectively. Interest is payable semiannually in arrears on June 15 and December 15. Concurrent with the issuance of the 0.75% notes and 1.00% notes, the Company entered into note hedge transactions with affiliates of certain initial purchasers whereby the Company has the option to purchase up to 110 million shares of Symantec common stock at a price of $19.12 per share. The cost of the note hedge transactions was approximately $592 million.

In September 2010, we repurchased $500 million of aggregate principal amount of our 0.75% convertible senior notes in privately negotiated transactions for approximately $510 million. Concurrently with the repurchase, we sold a proportionate share of the note hedges that we entered into at the time of the issuance of the convertible senior notes back to the note hedge counterparties for approximately $13 million. The net cost of the repurchase and the concurrent sale of the note hedges was $497 million in cash. On June 15, 2011, we repaid the remaining principal balance of $600 million under our 0.75% convertible senior notes upon maturity. Concurrent with the maturity, the remaining related note hedges and warrants expired. No portion of these hedges and warrants was converted into our common shares upon maturity.

The convertible senior notes have a fixed annual interest rate and therefore, we do not have economic interest rate exposure on the convertible senior notes. However, the values of the convertible senior notes are exposed to interest rate risk. Generally, the fair market value of our fixed interest rate convertible senior notes will increase as interest rates fall and decrease as interest rates rise. In addition, the fair values of our convertible senior notes are affected by our stock price. The carrying value of the 1.00% notes was $941 million as of March 30, 2012 which represents the liability component of the $1.0 billion principal balance. The total estimated fair value of our 1.00% notes at March 30, 2012 was $1.1 billion and the fair value was determined based on the closing trading price per $100 of the 1.00% notes as of the last day of trading for the fourth quarter of fiscal 2012, which was $111.50. See Note 6 of the Notes to Consolidated Financial Statements.

For business and strategic purposes, we also hold equity interests in several privately held companies, many of which can be considered to be in the start-up or development stages. These investments are inherently risky and we could lose a substantial part or our entire investment in these companies. These investments are recorded at cost and classified as Other long-term assets in the Consolidated Balance Sheets. As of March 30, 2012, we held equity investments in privately-held companies of $40 million.

Item 8. *Financial Statements and Supplementary Data*

Annual financial statements

The Consolidated Financial Statements and related disclosures included in Part IV, Item 15 of this annual report are incorporated by reference into this Item 8.

Selected quarterly financial data

	Fiscal 2012				Fiscal 2011			
	Mar. 30, 2012[a]	Dec. 30, 2011	Sep. 30, 2011	Jul. 1, 2011	Apr. 1, 2011	Dec. 31, 2010	Oct. 1, 2010	Jul. 2, 2010
	(Unaudited) (In millions, except per share data)							
Net revenue	$1,681	$1,715	$1,681	$1,653	$1,673	$1,604	$1,480	$1,433
Gross profit	1,394	1,444	1,416	1,394	1,403	1,340	1,234	1,168
Operating income	192	300	285	302	239	229	218	194
Net income	559	241	182	190	166	132	134	161
Less: Income (loss) attributable to noncontrolling interest	—	1	—	(1)	(2)	—	(2)	—
Net income attributable to Symantec Corporation stockholders	559	240	182	191	168	132	136	161
Net income per share attributable to Symantec Corporation stockholders — basic	$ 0.77	$ 0.33	$ 0.24	$ 0.25	$ 0.23	$ 0.17	$ 0.17	$ 0.20
Net income per share attributable to Symantec Corporation stockholders — diluted	$ 0.76	$ 0.32	$ 0.24	$ 0.25	$ 0.22	$ 0.17	$ 0.17	$ 0.20

(a) During the fourth quarter of fiscal 2012, we sold our 49% ownership interest in the joint venture to Huawei for $530 million in cash. The gross proceeds of $530 million, offset by costs to sell the joint venture of $4 million, are included in "Gain from sale of joint venture" reflected in our fiscal 2012 Consolidated Statements of Income.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. ***Controls and Procedures***

a) Evaluation of Disclosure Controls and Procedures

The SEC defines the term "disclosure controls and procedures" to mean a company's controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. "Disclosure controls and procedures" include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management. Our Chief Executive Officer and our Chief Financial Officer have concluded, based on an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) by our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, that our disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this report.

b) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for Symantec. Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 30, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). We have excluded from our evaluation the internal control over financial reporting of Clearwell Systems Inc. ("Clearwell"), acquired on June 24, 2011, and LiveOffice LLC ("LiveOffice"), acquired on January 13, 2012, as discussed in Note 3 of the Notes to Consolidated Financial Statements in this annual report. As of March 30, 2012, total tangible assets subject to these acquisitions' internal control over financial reporting represented $84 million or less than 1% of our consolidated total assets. Total net revenue subject to these acquisitions' internal control over financial reporting represented $51 million, or less than 1%, of our consolidated total net revenue for the fiscal year ended March 30, 2012. As noted below, our internal control over financial reporting, subsequent to the dates of acquisition, includes certain additional internal controls relating to these acquisitions, in addition to these acquisitions' internal control over financial reporting.

Our management has concluded that, as of March 30, 2012, our internal control over financial reporting was effective based on these criteria.

The Company's independent registered public accounting firm has issued an attestation report regarding its assessment of the Company's internal control over financial reporting as of March 30, 2012, which is included in Part IV, Item 15 of this annual report.

c) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended March 30, 2012 which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

d) Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected.

Item 9B. ***Other Information***

None

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this item will be included in an amendment to this annual report on Form 10-K or incorporated by reference from Symantec's definitive proxy statement to be filed pursuant to Regulation 14A.

Item 11. ***Executive Compensation***

The information required by this item will be included in an amendment to this annual report on Form 10-K or incorporated by reference from Symantec's definitive proxy statement to be filed pursuant to Regulation 14A.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this item will be included in an amendment to this annual report on Form 10-K or incorporated by reference from Symantec's definitive proxy statement to be filed pursuant to Regulation 14A.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this item will be included in an amendment to this annual report on Form 10-K or incorporated by reference from Symantec's definitive proxy statement to be filed pursuant to Regulation 14A.

Item 14. ***Principal Accountant Fees and Services***

The information required by this item will be included in an amendment to this annual report on Form 10-K or incorporated by reference from Symantec's definitive proxy statement to be filed pursuant to Regulation 14A.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

Upon written request, we will provide, without charge, a copy of this annual report, including the Consolidated Financial Statements and financial statement schedule. All requests should be sent to:

Symantec Corporation
Attn: Investor Relations
350 Ellis Street
Mountain View, California 94043
650-527-8000

The following documents are filed as part of this report:

3. Exhibits: The following exhibits are filed as part of or furnished with this annual report as applicable:

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.01	Amended and Restated Certificate of Incorporation of Symantec Corporation	S-8	333-119872	4.01	10/21/04	
3.02	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Symantec Corporation	S-8	333-126403	4.03	07/06/05	
3.03	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Symantec Corporation	10-Q	000-17781	3.01	08/05/09	
3.04	Certificate of Designations of Series A Junior Participating Preferred Stock of Symantec Corporation	8-K	000-17781	3.01	12/21/04	
3.05	Bylaws, as amended, of Symantec Corporation	8-K	000-17781	3.01	05/07/12	
4.01	Form of Common Stock Certificate	S-3ASR	333-139230	4.07	12/11/06	
4.02	Indenture related to the 1.00% Convertible Senior Notes, due 2013, dated as of June 16, 2006, between Symantec Corporation and U.S. Bank National Association, as trustee (including form of 1.00% Convertible Senior Notes due 2013)	8-K	000-17781	4.02	06/16/06	
4.03	Form of Master Terms and Conditions For Convertible Bond Hedging Transactions between Symantec Corporation and each of Bank of America, N.A. and Citibank, N.A., respectively, dated June 9, 2006, including Exhibit and Schedule thereto	10-Q	000-17781	10.04	08/09/06	
4.04	Form of Master Terms and Conditions For Warrants Issued by Symantec Corporation between Symantec Corporation and each of Bank of America, N.A. and Citibank, N.A., respectively, dated June 9, 2006, including Exhibit and Schedule thereto	10-Q	000-17781	10.05	08/09/06	
4.05	Credit Agreement, dated as of September 8, 2010, by and among Symantec Corporation, the lenders party thereto (the "Lenders"), Wells Fargo Bank, National Association, as Administrative Agent, Bank of America, N.A. and Citibank, N.A., as Co-Syndication Agents, JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc., as Co-Documentation Agents, and Wells Fargo Securities, LLC, Banc of America Securities LLC and Citigroup Global Markets Inc., as Joint Bookrunners and Joint Lead Arrangers	10-Q	000-17781	4.01	11/03/10	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
4.06	Indenture, dated September 16, 2010, between Symantec Corporation and Wells Fargo Bank, National Association, as trustee	8-K	000-17781	4.01	09/16/10	
4.07	Form of Global Note for Symantec's 2.750% Senior Note due 2015 (contained in Exhibit No. 4.02)	8-K	000-17781	4.03	09/16/10	
4.08	Form of Global Note for Symantec's 4.200% Senior Note due 2020 (contained in Exhibit No. 4.02)	8-K	000-17781	10.04	09/16/10	
10.01(*)	Form of Indemnification Agreement with Officers and Directors, as amended (form for agreements entered into prior to January 17, 2006)	S-1	33-28655	10.17	06/21/89	
10.02(*)	Form of Indemnification Agreement for Officers, Directors and Key Employees	8-K	000-17781	10.01	01/23/06	
10.03(*)	Veritas Software Corporation 1993 Equity Incentive Plan, including form of Stock Option Agreement	10-K	000-17781	10.03	06/09/06	
10.04(*)	Symantec Corporation 1996 Equity Incentive Plan, as amended, including form of Stock Option Agreement and form of Restricted Stock Purchase Agreement	10-K	000-17781	10.05	06/09/06	
10.05(*)	Symantec Corporation Deferred Compensation Plan, restated and amended January 1, 2010, as adopted December 15, 2009	10-K	000-17781	10.05	05/24/10	
10.06(*)	Brightmail Inc. 1998 Stock Option Plan, including form of Stock Option Agreement and form of Notice of Assumption	10-K	000-17781	10.08	06/09/06	
10.07(*)	Symantec Corporation 2000 Director Equity Incentive Plan, as amended	10-Q	000-17781	10.01	11/01/11	
10.08(*)	Symantec Corporation 2001 Non-Qualified Equity Incentive Plan	10-K	000-17781	10.12	06/09/06	
10.09(*)	Amended and Restated Symantec Corporation 2002 Executive Officers' Stock Purchase Plan	8-K	000-17781	10.01	01/25/08	
10.10(*)	Altiris, Inc. 2002 Stock Plan	S-8	333-141986	99.03	04/10/07	
10.11(*)	Form of Stock Option Agreement under the Altiris, Inc. 2002 Stock Plan	S-8	333-141986	99.04	04/10/07	
10.12(*)	Vontu, Inc. 2002 Stock Option/Stock Issuance Plan, as amended	S-8	333-148107	99.02	12/17/07	
10.13(*)	Form of Vontu, Inc. Stock Option Agreement	S-8	333-148107	99.03	12/17/07	
10.14(*)	Veritas Software Corporation 2003 Stock Incentive Plan, as amended and restated, including form of Stock Option Agreement, form of Stock Option Agreement for Executives and Senior VPs and form of Notice of Stock Option Assumption	10-K	000-17781	10.15	06/09/06	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.15(*)	Symantec Corporation 2004 Equity Incentive Plan, as amended, including Stock Option Grant — Terms and Conditions, form of RSU Award Agreement, form of RSU Award Agreement for Non-Employee Directors and form of PRU Award Agreement	10-K	000-17781	10.17	05/20/11	
10.16(*)	Altiris, Inc. 2005 Stock Plan	S-8	333-141986	99.05	04/10/07	
10.17(*)	Form of Incentive Stock Option Agreement under the Altiris, Inc. 2005 Stock Plan, as amended	S-8	333-141986	99.06	04/10/07	
10.18(*)	Clearwell Systems, Inc. 2005 Stock Plan, as amended	S-8	333-175783	99.01	07/26/11	
10.19(*)	Form of Clearwell Systems, Inc. Stock Option Agreement	S-8	333-175783	99.02	07/26/11	
10.20(*)	Symantec Corporation 2008 Employee Stock Purchase Plan, as amended	10-Q	000-17781	10.2	11/03/10	
10.21(*)	Offer Letter, dated February 8, 2006, from Symantec Corporation to James A. Beer	10-K	000-17781	10.17	06/09/06	
10.22(*)	Letter Agreement, dated April 6, 2009, between Symantec Corporation and John W. Thompson	8-K	000-17781	10.01	04/09/09	
10.23(*)	Employment Agreement, dated September 23, 2009, between Symantec Corporation and Enrique Salem	8-K	000-17781	10.01	09/29/09	
10.24(*)	FY11 Long Term Incentive Plan	10-Q	000-17781	10.04	08/04/10	
10.25(*)	FY12 Long Term Incentive Plan	10-K	000-17781	10.29	05/20/11	
10.26(*)	Form of FY12 Executive Annual Incentive Plan — Chief Executive Officer	10-K	000-17781	10.30	05/20/11	
10.27(*)	Form of FY12 Executive Annual Incentive Plan — Executive Vice President and Group President — 95%	10-K	000-17781	10.31	05/20/11	
10.28(*)	Form of FY12 Executive Annual Incentive Plan — Executive Vice President and Group President	10-K	000-17781	10.32	05/20/11	
10.29(*)	FY13 Long Term Incentive Plan					X
10.30(*)	Form of FY13 Executive Annual Incentive Plan — Plan 1 — Chief Executive Officer					X
10.31(*)	Form of FY13 Executive Annual Incentive Plan — Plan 2 — Vice President, Senior Vice President, Executive Vice President & Group President					X
10.32(*)	Symantec Senior Executive Incentive Plan, as amended and restated	10-Q	000-17781	10.03	11/07/08	
10.33(*)	Symantec Corporation Executive Retention Plan, as amended and restated					X
10.34(*)	Symantec Corporation Executive Severance Plan					X
10.35	Assignment of Copyright and Other Intellectual Property Rights, by and between Peter Norton and Peter Norton Computing, Inc., dated August 31, 1990	S-4	33-35385	10.37	06/13/90	

Exhibit Number	Exhibit Description	Incorporated by Reference Form	File No.	Exhibit	Filing Date	Filed Herewith
10.36†	Environmental Indemnity Agreement, dated April 23, 1999, between Veritas and Fairchild Semiconductor Corporation, included as Exhibit C to that certain Agreement of Purchase and Sale, dated March 29, 1999, between Veritas and Fairchild Semiconductor of California	S-1/A	333-83777	10.27 Exhibit C	08/06/99	
10.37	Amendment, dated June 20, 2007, to the Amended and Restated Agreement Respecting Certain Rights of Publicity dated as of August 31, 1990, by and between Peter Norton and Symantec Corporation	10-Q	000-17781	10.01	08/07/07	
10.38	Amendment, effective December 6, 2010, to the Trademark License Agreement, dated August 9, 2010, by and between VeriSign, Inc. and Symantec Corporation	10-Q	000-17781	10.01	02/02/11	
21.01	Subsidiaries of Symantec Corporation					X
23.01	Consent of Independent Registered Public Accounting Firm					X
24.01	Power of Attorney (see Signature page to this annual report)					X
31.01	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.02	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.01(††)	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.02(††)	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
101.INS	XBRL Instance Document					X
101.SCH	XBRL Taxonomy Schema Linkbase Document					X
101.CAL	XBRL Taxonomy Calculation Linkbase Document					X
101.DEF	XBRL Taxonomy Definition Linkbase Document					
101.LAB	XBRL Taxonomy Labels Linkbase Document					X
101.PRE	XBRL Taxonomy Presentation Linkbase Document					X

* Indicates a management contract, compensatory plan or arrangement.

† Filed by Veritas Software Corporation.

†† This exhibit is being furnished, rather than filed, and shall not be deemed incorporated by reference into any filing, in accordance with Item 601 of Regulation S-K.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Symantec Corporation:

We have audited the accompanying consolidated balance sheets of Symantec Corporation (and subsidiaries) as of March 30, 2012 and April 1, 2011, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 30, 2012. In connection with our audits of the consolidated financial statements, we have also audited the related financial statement schedule listed in Item 15. We also have audited Symantec Corporation's internal control over financial reporting as of March 30, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Symantec Corporation's management is responsible for these consolidated financial statements, financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A(b). Our responsibility is to express an opinion on these consolidated financial statements, financial statement schedule, and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Symantec Corporation and subsidiaries as of March 30, 2012 and April 1, 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended March 30, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Symantec Corporation maintained, in all material respects, effective internal control over financial reporting as of March 30, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 4 to the consolidated financial statements, the Company adopted updated authoritative accounting guidance related to impairment testing of goodwill in the first quarter of fiscal 2012 by recording a cumulative-effect adjustment to beginning Accumulated deficit.

Management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of March 30, 2012, the internal control over financial reporting of Clearwell Systems Inc. ("Clearwell"), acquired on June 24, 2011, and LiveOffice LLC ("LiveOffice") acquired on January 13, 2012, as discussed in Note 3 of the Notes to Consolidated Financial Statements. As of March 30, 2012, total tangible assets subject to these acquisitions' internal control over financial reporting represented $84 million, or less than 1% of the consolidated total assets. Total net revenue subject to these acquisitions' internal control over financial reporting represented $51 million, or less than 1%, of the consolidated total net revenue for the fiscal year ended March 30, 2012. Our audit of internal control over financial reporting of Symantec Corporation also excluded an evaluation of the internal control over financial reporting of Clearwell and LiveOffice.

/s/ KPMG LLP

Santa Clara, California
May 21, 2012

SYMANTEC CORPORATION

CONSOLIDATED BALANCE SHEETS

	March 30, 2012	April 1, 2011
	(In millions, except par value)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,162	$ 2,950
Short-term investments	49	8
Trade accounts receivable, net	940	1,013
Inventories	28	30
Deferred income taxes	205	223
Other current assets	249	262
Total current assets	4,633	4,486
Property and equipment, net	1,100	1,050
Intangible assets, net	1,337	1,511
Goodwill	5,826	5,494
Investment in joint venture	—	27
Other long-term assets	124	151
Total assets	$13,020	$12,719
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 324	$ 260
Accrued compensation and benefits	416	443
Deferred revenue	3,444	3,321
Current portion of long-term debt	—	596
Other current liabilities	321	273
Total current liabilities	4,505	4,893
Long-term debt	2,039	1,987
Long-term deferred revenue	529	498
Long-term deferred tax liabilities	288	296
Long-term income taxes payable	393	361
Other long-term obligations	94	79
Total liabilities	7,848	8,114
Commitments and contingencies (Note 8)		
Stockholders' equity:		
Symantec Corporation stockholders' equity:		
Common stock (par value: $0.01, 3,000 shares authorized; 938 and 972 shares issued at March 30, 2012 and April 1, 2011; 724 and 758 shares outstanding at March 30, 2012 and April 1, 2011)	7	8
Additional paid-in capital	7,773	8,361
Accumulated other comprehensive income	173	171
Accumulated deficit	(2,859)	(4,012)
Total Symantec Corporation stockholders' equity	5,094	4,528
Noncontrolling interest in subsidiary	78	77
Total stockholders' equity	5,172	4,605
Total liabilities and stockholders' equity	$13,020	$12,719

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

SYMANTEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended		
	March 30, 2012	April 1, 2011	April 2, 2010
	(In millions, except per share data)		
Net revenue:			
Content, subscription, and maintenance	$5,823	$5,242	$5,025
License	907	948	960
Total net revenue	6,730	6,190	5,985
Cost of revenue:			
Content, subscription, and maintenance	943	903	849
License	48	27	22
Amortization of intangible assets	91	115	234
Total cost of revenue	1,082	1,045	1,105
Gross profit	5,648	5,145	4,880
Operating expenses:			
Sales and marketing	2,814	2,622	2,367
Research and development	969	862	857
General and administrative	437	390	352
Amortization of intangible assets	289	270	247
Restructuring and transition	56	92	94
Impairment of intangible assets	4	27	—
Loss and impairment of assets held for sale	—	2	30
Total operating expenses	4,569	4,265	3,947
Operating income	1,079	880	933
Interest income	13	10	6
Interest expense	(115)	(143)	(129)
Other (expense) income, net	(6)	(2)	55
Loss on early extinguishment of debt	—	(16)	—
Loss from joint venture	(27)	(31)	(39)
Gain from sale of joint venture	526	—	—
Income before income taxes	1,470	698	826
Provision for income taxes	298	105	112
Net income	1,172	593	714
Less: Loss attributable to noncontrolling interest	—	(4)	—
Net income attributable to Symantec Corporation stockholders	$1,172	$ 597	$ 714
Net income per share attributable to Symantec Corporation stockholders — basic	$ 1.58	$ 0.77	$ 0.88
Net income per share attributable to Symantec Corporation stockholders — diluted	$ 1.57	$ 0.76	$ 0.87
Weighted-average shares outstanding attributable to Symantec Corporation stockholders — basic	741	778	810
Weighted-average shares outstanding attributable to Symantec Corporation stockholders — diluted	748	786	819

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

SYMANTEC CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME AS OF MARCH 30, 2012, APRIL 1, 2011 AND APRIL 2, 2010

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Earnings (Deficit)	Total Symantec Corporation Stockholders' Equity	Non-controlling Interest in Subsidiary	Total Stockholders' Equity
					(In millions)			
Balances, April 3, 2009	817	$ 8	$9,289	$186	$(5,336)	$4,147	—	$4,147
Components of comprehensive income:								
Net income	—	—	—	—	714	714	—	714
Translation adjustment, net of tax of $9	—	—	—	17	—	17	—	17
Reclassification adjustment for net gain on legal liquidation of foreign entities included in net income, net	—	—	—	(47)	—	(47)	—	(47)
Other	—	—	—	3	—	3	—	3
Total comprehensive income						687	—	687
Issuance of common stock under employee stock plans	12	—	124	—	—	124	—	124
Repurchases of common stock	(34)	—	(566)	—	13*	(553)*	—	(553)
Restricted stock units released, net of taxes	3	—	(20)	—	—	(20)	—	(20)
Stock-based compensation, net of estimated forfeitures	—	—	154	—	—	154	—	154
Income tax benefit from employee stock transactions	—	—	9	—	—	9	—	9
Balances, April 2, 2010	798	8	8,990	159	(4,609)	4,548	—	4,548
Components of comprehensive income:								
Net income	—	—	—	—	597	597	(4)	593
Translation adjustment, net of tax of $13	—	—	—	(8)	—	(8)	—	(8)
Reclassification adjustment for net loss on legal liquidation of foreign entities included in net income, net	—	—	—	21	—	21	—	21
Other	—	—	—	(1)	—	(1)	—	(1)
Total comprehensive income						609	(4)	605
Issuance of common stock under employee stock plans	7	—	122	—	—	122	—	122
Repurchases of common stock	(57)	—	(870)	—	—	(870)	(2)	(872)
Restricted stock units released, net of taxes	5	—	(28)	—	—	(28)	—	(28)
Stock-based compensation, net of estimated forfeitures	5	—	146	—	—	146	—	146
Noncontrolling interest in subsidiary	—	—	—	—	—	—	84	84
Dividend declared to noncontrolling interest in subsidiary	—	—	—	—	—	—	(1)	(1)
Adjustments to goodwill related to stock options assumed in business combination	—	—	1	—	—	1	—	1
Balances, April 1, 2011	758	8	8,361	171	(4,012)	4,528	77	4,605
Cumulative effect adjustment to retained earnings					(19)	(19)	—	(19)
Beginning balance as adjusted						4,509	77	4,586
Components of comprehensive income:								
Net income	—	—	—	—	1,172	1,172	—	1,172
Translation adjustment, net of tax of $22	—	—	—	(1)	—	(1)	2	1
Reclassification adjustment for net loss on legal liquidation of foreign entities included in net income, net	—	—	—	3	—	3	—	3
Total comprehensive income						1,174	2	1,176
Issuance of common stock under employee stock plans	11	—	147	—	—	147	—	147
Repurchases of common stock	(51)	(1)	(892)	—	—	(893)	—	(893)
Restricted stock units released, net of taxes	6	—	(41)	—	—	(41)	—	(41)
Stock-based compensation, net of estimated forfeitures	—	—	161	—	—	161	—	161
Income tax benefit from employee stock transactions	—	—	30	—	—	30	—	30
Dividend declared to noncontrolling interest in subsidiary	—	—	—	—	—	—	(1)	(1)
Adjustments to goodwill related to stock options assumed in business combination	—	—	7	—	—	7	—	7
Balances, March 30, 2012	724	$ 7	$7,773	$173	$(2,859)	$5,094	$78	$5,172

* As adjusted for the retrospective adoption of authoritative guidance on convertible debt instruments.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

SYMANTEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended		
	March 30, 2012	April 1, 2011	April 2, 2010*
	(In millions)		
OPERATING ACTIVITIES:			
Net income	$ 1,172	$ 593	$ 714
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	656	647	733
Amortization of discount on debt	56	96	104
Stock-based compensation expense	164	145	155
Loss on early extinguishment of debt	—	16	—
Impairment of intangible assets	4	27	—
Loss and impairment of assets held for sale	—	2	30
Deferred income taxes	15	5	(41)
Excess income tax benefit from the exercise of stock options	(8)	(7)	(13)
Net gain from sale of joint venture	(526)	—	—
Loss from joint venture	27	31	39
Liquidation of foreign entities	3	21	(47)
Other	(1)	(13)	—
Net change in assets and liabilities, excluding effects of acquisitions:			
Trade accounts receivable, net	89	(88)	(14)
Inventories	2	(4)	3
Accounts payable	30	2	4
Accrued compensation and benefits	(31)	72	(34)
Deferred revenue	177	442	114
Income taxes payable	39	(128)	(95)
Other assets	(14)	6	1
Other liabilities	47	(71)	40
Net cash provided by operating activities	1,901	1,794	1,693
INVESTING ACTIVITIES:			
Purchases of property and equipment	(286)	(268)	(248)
Proceeds from sale of property and equipment	—	30	45
Cash payments for acquisitions, net of cash acquired	(508)	(1,537)	(31)
Purchases of equity investments	(10)	(7)	(21)
Proceeds from sale of joint venture	530	—	—
Purchases of held-to-maturity securities	(47)	—	(2)
Proceeds from sale of available-for-sale securities	3	20	192
Other	—	2	—
Net cash used in investing activities	(318)	(1,760)	(65)
FINANCING ACTIVITIES:			
Net proceeds from sales of common stock under employee stock benefit plans	147	122	124
Excess income tax benefit from the exercise of stock options	8	7	13
Payments related to restricted stock units activities	(41)	(28)	(20)
Repurchase of common stock	(893)	(872)	(553)
Repayment of debt	(600)	(510)	—
Proceeds from debt issuance, net of discount	—	1,097	—
Proceeds from sale of bond hedge	—	13	—
Debt issuance costs	—	(10)	—
Repayment of other obligations	(7)	(3)	(5)
Net cash used in financing activities	(1,386)	(184)	(441)
Effect of exchange rate fluctuations on cash and cash equivalents	15	71	49
Change in cash and cash equivalents	212	(79)	1,236
Beginning cash and cash equivalents	2,950	3,029	1,793
Ending cash and cash equivalents	$ 3,162	$ 2,950	$3,029
Supplemental cash flow disclosures:			
Income taxes paid (net of refunds)	$ 234	$ 224	$ 247
Interest expense paid	$ 56	$ 38	$ 19

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Note 1. Summary of Significant Accounting Policies

Business

Symantec Corporation ("we," "us," "our," and "the Company" refer to Symantec Corporation and all of its subsidiaries) is a global provider of security, storage, and systems management solutions that help organizations and consumers secure and manage their information-driven world. Our software and services protect against advanced threats enabling confidence wherever information is used or stored.

Principles of consolidation

The accompanying consolidated financial statements of Symantec Corporation and its wholly-owned subsidiaries are prepared in conformity with generally accepted accounting principles in the United States ("U.S."). Noncontrolling interest positions of certain of our consolidated entities are reported as a separate component of consolidated equity from the equity attributable to our stockholders for all periods presented. All significant intercompany accounts and transactions have been eliminated.

Fiscal calendar

We have a 52/53-week fiscal year ending on the Friday closest to March 31. Our fiscal 2012, 2011 and 2010 were 52-week years and our 2013 fiscal year will consist of 52 weeks.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation including the reclassification of certain revenue from Content, subscription and maintenance revenue to License revenue. License revenue includes revenue from software licenses, appliances and certain revenue-sharing arrangements.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are based upon historical factors, current circumstances and the experience and judgment of management. Management evaluates its assumptions and estimates on an ongoing basis and may engage outside subject matter experts to assist in its valuations. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include those related to the allocation of revenue between recognized and deferred amounts, valuation of goodwill, intangible assets and long-lived assets, valuation of stock-based compensation, contingencies and litigation, and the valuation allowance for deferred income taxes.

Foreign currency translation

The functional currency of our foreign subsidiaries is generally the local currency. Assets and liabilities denominated in foreign currencies are translated using the exchange rate on the balance sheet dates. Revenues and expenses are translated using monthly average exchange rates prevailing during the year. The translation adjustments resulting from this process are included as a component of Accumulated other comprehensive income. Deferred tax assets (liabilities) are established on the cumulative translation adjustment attributable to unremitted foreign earnings that are not intended to be indefinitely reinvested. In the event of liquidation of a foreign subsidiary, the accumulated translation adjustment attributable to that foreign subsidiary is reclassified from Accumulated other comprehensive income and included in Other (expense) income, net. As a result of such liquidations in fiscal 2012, 2011, and 2010, we recorded a net loss of $3 million, a net loss of $21 million, and a net gain of $47 million, respectively. Foreign currency transaction gains and losses are also included in Other (expense) income, net, in the Consolidated Statements of Income.

Revenue recognition

We market and distribute our software products both as stand-alone products and as integrated product suites. We recognize revenue when 1) persuasive evidence of an arrangement exists, 2) delivery has occurred or services have been rendered, 3) fees are fixed or determinable and 4) collectability is probable. If we determine that any one of the four criteria is not met, we will defer recognition of revenue until all the criteria are met.

We derive revenue primarily from sales of content, subscriptions, and maintenance and licenses. We present revenue net of sales taxes and any similar assessments.

Content, subscriptions, and maintenance revenue includes arrangements for software maintenance and technical support for our products, content and subscription services primarily related to our security products, revenue from arrangements where vendor-specific objective evidence ("VSOE") of the fair value of undelivered elements does not exist, arrangements for managed security services, and Software-as-a-Service ("SaaS") offerings. These arrangements are generally offered to our customers over a specified period of time, and we recognize the related revenue ratably over the maintenance, subscription, or service period.

Content, subscriptions, and maintenance revenue also includes professional services revenue, which consists primarily of the fees we earn related to consulting and educational services. We generally recognize revenue from professional services as the services are performed or upon written acceptance from customers, if applicable, assuming all other conditions for revenue recognition noted above have been met.

License revenue is derived primarily from the licensing of our various products and technology. We generally recognize license revenue upon delivery of the product, assuming all other conditions for revenue recognition noted above have been met. We enter into perpetual software license agreements through direct sales to customers and indirect sales with distributors and resellers. The license agreements generally include product maintenance agreements, for which the related revenue is included with Content, subscriptions, and maintenance and is deferred and recognized ratably over the period of the agreements. License revenue also includes appliances product revenue. We generally recognize appliance product revenue as each product is delivered, assuming all other conditions for revenue recognition noted about have been met.

For arrangements that include multiple elements, including perpetual software licenses, maintenance, services, and packaged products with content updates, managed security services, and subscriptions, we allocate and defer revenue for the undelivered items based on VSOE of the fair value of the undelivered elements, and recognize the difference between the total arrangement fee and the amount deferred for the undelivered items as license revenue. VSOE of each element is based on historical evidence of our stand-alone sales of these elements to third parties or from the stated renewal rate for the undelivered elements. When VSOE does not exist for undelivered items, the entire arrangement fee is recognized ratably over the performance period. Our deferred revenue consists primarily of the unamortized balance of enterprise product maintenance, consumer product content updates, managed security services, subscriptions, and arrangements where VSOE does not exist for an undelivered element.

For arrangements that include both software and non-software elements, we allocate revenue to the software deliverables as a group and non-software deliverables based on their relative selling prices. In such circumstances, the accounting principles establish a hierarchy to determine the selling price used for allocating revenue to the deliverables as follows: (i) VSOE, (ii) third-party evidence of selling price ("TPE") and (iii) the best estimate of the selling price ("ESP"). Our appliance products, SaaS and certain other services are considered to be non-software elements in our arrangements.

When we are unable to establish a selling price using VSOE or TPE, we use ESP in the allocation of arrangement consideration. The objective of ESP is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. The determination of ESP is made through consultation with and formal approval by our management, taking into consideration the go-to-market strategy, pricing factors, and historical transactions. ESP applies to a small portion of our arrangements with multiple deliverables.

Indirect channel sales

For our Consumer segment, we sell packaged software products through a multi-tiered distribution channel. For our consumer products that include content updates, we recognize revenue ratably over the term of the subscription upon sell-through to end-users, as the subscription period commences on the date of sale to the end-user. For most other consumer products, we recognize packaged product revenue on distributor and reseller channel inventory that is not in excess of specified inventory levels in these channels. We offer the right of return of our products under various policies and programs with our distributors, resellers, and end-user customers. We estimate and record reserves for product returns as an offset to revenue. We fully reserve for obsolete products in the distribution channel as an offset to deferred revenue for products with content updates and to revenue for all other products.

For our Security and Compliance and Storage and Server Management segments, we generally recognize revenue from the licensing of software products through our indirect sales channel upon sell-through or with evidence of an end-user. For licensing of our software to OEMs, royalty revenue is recognized when the OEM reports the sale of the software products to an end-user, generally on a quarterly basis. In addition to license royalties, some OEMs pay an annual flat fee and/or support royalties for the right to sell maintenance and technical support to the end-user. We recognize revenue from OEM support royalties and fees ratably over the term of the support agreement.

We offer channel and end-user rebates for our products. Our estimated reserves for channel volume incentive rebates are based on distributors' and resellers' actual performance against the terms and conditions of volume incentive rebate programs, which are typically entered into quarterly. Our reserves for end-user rebates are estimated based on the terms and conditions of the promotional program, actual sales during the promotion, the amount of actual redemptions received, historical redemption trends by product and by type of promotional program, and the value of the rebate. We estimate and record reserves for channel and end-user rebates as an offset to revenue. For consumer products that include content updates, rebates are recorded as a ratable offset to revenue over the term of the subscription.

Financial instruments

The following methods were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents. We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are recognized at fair value.

Short-term investments. Short-term investments primarily consist of marketable debt securities that are classified as held-to-maturity and recognized at amortized cost. Such securities have contractual maturity dates of one year or less.

Equity investments. We make equity investments in privately held companies whose businesses are complementary to our business. These investments are accounted for under the cost method of accounting, as we hold less than 20% of the voting stock outstanding and do not exert significant influence over these companies. The investments are included in Other long-term assets. We assess the recoverability of these investments by reviewing various indicators of impairment and determine the fair value of these investments by performing a discounted cash flow analysis of estimated future cash flows if there are indicators of impairment. If a decline in value is determined to be other-than-temporary, impairment would be recognized and included in Other (expense) income, net. As of March 30, 2012 and April 1, 2011, we held equity investments in privately-held companies of $40 million and $30 million, respectively. Other-than-temporary impairments related to these investments were not material for the periods presented.

Long term debt. Long-term debt includes senior notes, convertible senior notes and a revolving credit facility. Our senior notes and convertible senior notes are recorded at cost based upon par value at issuance less discounts. The discount associated with our senior notes represents the amount by which the face value exceeds the issuance price. For the convertible senior notes, the liability component is recognized at fair value on the issuance date, based on the fair value of a similar instrument that does not have a conversion feature at issuance. The equity component (also known as "discount") is the excess of the principal amount of the convertible senior notes over the fair value of the liability component and represents the estimated fair value of the conversion feature. Such amount is reflected in Additional paid-in capital. The discount and issuance costs (recognized initially in the Other long-term assets) are amortized using the effective interest rate method over the term of the debt as a non-cash charge to interest expense. Borrowings under our $1 billion senior unsecured revolving credit facility are recognized at cost plus accrued interest based upon stated interest rates.

Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and are not interest bearing. We maintain an allowance for doubtful accounts to reserve for potentially uncollectible trade receivables. Additions to the allowance for doubtful accounts are recorded as General and administrative expenses. We review our trade receivables by aging category to identify specific customers with known disputes or collectability issues. In addition, we maintain an allowance for all other receivables not included in the specific reserve by applying specific percentages of projected uncollectible receivables to the various aging categories. In determining these percentages, we analyze our historical collection experience and current economic trends. We exercise judgment when determining the adequacy of these reserves as we evaluate historical bad debt trends, general economic conditions in the U.S. and internationally, and changes in customer financial conditions. We also offset deferred revenue against accounts receivable when channel inventories are in excess of specified levels and for transactions where collection of a receivable is not considered probable.

The following table summarizes trade accounts receivable, net of allowances and reserves, for the periods presented:

	As of	
	March 30, 2012	April 1, 2011
	(In millions)	
Trade accounts receivable, net:		
Receivables	$962	$1,034
Less: allowance for doubtful accounts	(5)	(9)
Less: reserve for product returns	(17)	(12)
Trade accounts receivable, net:	$940	$1,013

Inventories

Inventories are valued at the lower of cost or market. Cost is principally determined using the first-in, first-out method. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, for estimated excess, obsolescence or impaired balances. Inventory predominantly consists of deferred costs of revenue and finished goods. Deferred costs of revenue were $20 million as of March 30, 2012 and $22 million as of April 1, 2011. Finished goods were $11 million as of March 30, 2012 and $7 million as of April 1, 2011.

Property and equipment

Property, equipment, and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. We capitalize costs incurred during the application development stage related to the development of internal use software and enterprise cloud computing services. We expense costs incurred related to the planning and post-implementation phases of development as incurred. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the related assets. Buildings are depreciated over 20 to 30 years. Leasehold improvements are depreciated over the lesser of the life of the improvement or the initial lease term. Computer hardware and software, and office furniture and equipment are depreciated over three to five years.

The following table summarizes property and equipment by categories for the periods presented:

	As of March 30, 2012	As of April 1, 2011
	(In millions)	
Property and equipment, net:		
Computer hardware and software	$ 1,640	$ 1,458
Office furniture and equipment	176	189
Buildings	489	467
Leasehold improvements	284	270
	2,589	2,384
Less: accumulated depreciation and amortization	(1,663)	(1,530)
	926	854
Construction in progress	95	117
Land	79	79
Property and equipment, net	$ 1,100	$ 1,050

Depreciation expense was $273 million, $257 million, and $247 million in fiscal 2012, 2011, and 2010, respectively.

Business combinations

We use the acquisition method of accounting under the authoritative guidance on business combinations. Each acquired company's operating results are included in our consolidated financial statements starting on the date of acquisition. The purchase price is equivalent to the fair value of consideration transferred. Tangible and identifiable intangible assets acquired and liabilities assumed as of the date of acquisition are recorded at the acquisition date fair value. Goodwill is recognized for the excess of purchase price over the net fair value of assets acquired and liabilities assumed.

Amounts allocated to assets and liabilities are based upon fair values. Such valuations require management to make significant estimates and assumptions, especially with respect to the identifiable intangible assets. Management makes estimates of fair value based upon assumptions believed to be reasonable and that of a market participant. These estimates are based on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. The separately identifiable intangible assets generally include developed technology, customer relationships and tradenames. We estimate the fair value of deferred revenue related to product support assumed in connection with acquisitions. The estimated fair value of deferred revenue is determined by estimating the costs related to fulfilling the obligations plus a normal profit margin. The estimated costs to fulfill the support contracts are based on the historical direct costs related to providing the support.

For any given acquisition, we may identify certain pre-acquisition contingencies. We estimate the fair value of such contingencies, which are included under the acquisition method as part of the assets acquired or liabilities assumed, as appropriate. Differences from these estimates are recorded in the Consolidated Statements of Income in the period in which they are identified.

Goodwill and intangible assets

Goodwill. Our methodology for allocating the purchase price relating to acquisitions is determined through established valuation techniques. Goodwill is measured as the excess of the cost of the acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We review goodwill for impairment on an annual basis during the fourth quarter of the fiscal year and whenever events or changes in circumstances indicate the carrying value of goodwill may be impaired. In testing for a potential impairment of goodwill, we determine the carrying value (book value) of the assets and liabilities for each reporting unit, which requires the allocation of goodwill to each reporting unit. We then estimate the fair value of each reporting unit, which are the same as our operating segments. The first step in evaluating goodwill for impairment is to determine if the estimated fair value of equity is greater than the carrying value of equity of each reporting unit. If step one indicates that impairment potentially exists or if a reporting unit has a zero or negative carrying value, the second step is performed to measure the amount of impairment, if any. Goodwill impairment exists when the estimated fair value of goodwill is less than its carrying value.

To determine the reporting units' fair values in the current year analysis, we used the income approach which is based on the estimated discounted future cash flows of that reporting unit. The estimated fair value of each reporting unit under the income approach is corroborated with the market approach which measures the value of a business through an analysis of recent sales or offerings of a comparable entity. We also consider our market capitalization on the date of the analysis. The methodology applied in the current year analysis was consistent with the methodology applied in the prior year analysis, but was based on updated assumptions, as appropriate.

Our cash flow assumptions are based on historical and forecasted revenue, operating costs and other relevant factors. To determine the reporting units' carrying values, we allocated assets and liabilities based on either specific identification or by using judgment for the remaining assets and liabilities that are not specific to a reporting unit. Goodwill was allocated to the reporting units based on a combination of specific identification and relative fair values, which is consistent with the methodology utilized in the prior year impairment analysis. The use of relative fair values was necessary for certain reporting units due to impairment charges and changes in our operating structure in prior years.

Prior to performing our second step in the goodwill impairment analysis, we perform an assessment of long-lived assets, including intangible assets, for impairment. We apply a fair value based impairment test to the carrying value of goodwill and indefinite-lived intangible assets on an annual basis in the fourth quarter of each fiscal year or earlier if indicators of impairment exist.

Intangible assets. In connection with our acquisitions, we generally recognize assets for customer relationships, developed technology (which consists of acquired product rights, technologies, databases, and contracts), in-process research and development, trademarks and tradenames. Indefinite-lived intangible assets are not subject to amortization. Finite-lived intangible assets are carried at cost less accumulated amortization. Such amortization is provided on a straight-line basis over the estimated useful lives of the respective assets, generally from one to eleven years. Amortization for developed technology is recognized in Cost of revenue as Amortization of acquired product rights. Amortization for customer relationships and certain tradenames is recognized in Operating expenses.

On an interim basis, we assess the impairment of identifiable intangible assets whenever events or changes in circumstances indicate that an asset group's carrying amount may not be recoverable. Recoverability of certain finite-lived intangible assets, particularly customer relationships and finite-lived tradenames, would be measured by the comparison of the carrying amount of the asset group to which the assets are assigned to the sum of the undiscounted estimated future cash flows the asset group is expected to generate. If the asset is considered to be impaired, such amount would be measured as the difference between the carrying amount of the asset and its fair value. Recoverability and impairment of other finite-lived intangible assets, particularly developed technology and patents, would be measured by the comparison of the carrying amount of the asset to the sum of undiscounted estimated future product revenues offset by estimated future costs to dispose of the product. In addition, for indefinite-lived intangible assets, we review such assets for impairment on an annual basis consistent with the timing of the annual evaluation for goodwill. These assets generally include tradenames, trademarks and in-process research and development. Recoverability of infinite-lived intangible assets would be measured by the comparison of the carrying amount of the asset to the sum of the discounted estimated future cash flows the asset is expected to generate. If the asset is considered to be impaired, such amount would be measured as the difference between the carrying amount of the asset and its fair value. Our cash flow assumptions are based on historical and future revenue, operating costs, and other relevant factors. Assumptions and estimates about the remaining useful lives of our intangible assets are subjective and are affected by changes to our business strategies. These estimates may be subject to change.

Income taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carryforwards in each jurisdiction in which we operate. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

We are required to compute our income taxes in each federal, state, and international jurisdiction in which we operate. This process requires that we estimate the current tax exposure as well as assess temporary differences between the accounting and tax treatment of assets and liabilities, including items such as accruals and allowances not currently deductible for tax purposes. The income tax effects of the differences we identify are classified as current or long-term deferred tax assets and liabilities in our Consolidated Balance Sheets. Our judgments, assumptions, and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws, and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax laws or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our Consolidated Balance Sheets and Consolidated Statements of Income. We must also assess the likelihood that deferred tax assets will be realized from future taxable income and, based on this assessment, establish a valuation allowance, if required. Our determination of our valuation allowance is based upon a number of assumptions, judgments, and estimates, including forecasted earnings, future taxable income, and the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. To the extent we establish a valuation allowance or change the valuation allowance in a period, we reflect the change with a corresponding increase or decrease to our tax provision in our Consolidated Statements of Income.

We apply the authoritative guidance on income taxes that prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

This guidance prescribes a two-step process to determine the amount of tax benefit to be recognized. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Stock-based compensation

Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense ratably on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. No compensation cost is ultimately recognized for awards for which employees do not render the requisite service and are forfeited.

Fair value of stock-based awards. We have four types of stock-based awards: stock options, restricted stock units, restricted stock awards, and performance-based restricted stock units.

- *Stock options.* We use the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the expected life of the awards, actual and projected employee stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends. We estimate the expected life of options granted based on an analysis of our historical experience of employee exercise and post-vesting termination behavior considered in relation to the contractual life of the option. Expected volatility is based on the average of historical volatility for the period commensurate with the expected life of the option and the implied volatility of traded options. The risk free interest rate is equal to the U.S. Treasury constant maturity rates for the period equal to the expected life. We do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future. Accordingly, our expected dividend yield is zero.
- *Restricted stock units and restricted stock awards.* The fair value of each Restricted Stock Unit ("RSU") and Restricted Stock Award ("RSA") is equal to the market value of Symantec's common stock on the date of grant.
- *Performance-based restricted stock unit.* We use the Monte Carlo simulation model to determine the fair value of each performance-based restricted stock unit ("PRU"). The determination of the grant date fair value of PRUs using a simulation model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the expected life of the awards, risk-free interest rates and expected dividends. Expected volatility is based on the average of historical volatility for the period commensurate with the expected life of the PRUs. The risk free interest rate is equal to the U.S. Treasury constant maturity rates for the period equal to the expected life. We do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future. Accordingly, our expected dividend yield is zero.

Concentrations of credit risk

A significant portion of our revenue and net income is derived from international sales and independent agents and distributors. Fluctuations of the U.S. dollar against foreign currencies, changes in local regulatory or economic conditions, piracy, or nonperformance by independent agents or distributors could adversely affect operating results.

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, and trade accounts receivable. Our investment policy limits the amount of credit risk exposure to any one issuer and to any one country. We are exposed to credit risks in the event of default by the issuers to the extent of the amount recorded in the Consolidated Balance Sheets. The credit risk in our trade accounts receivable is substantially mitigated by our credit evaluation process, reasonably short collection terms, and the geographical dispersion of sales transactions. We maintain reserves for potential credit losses and such losses have been within management's expectations. See Note 10 for details of significant customers.

Advertising costs

Advertising costs are charged to operations as incurred and include electronic and print advertising, trade shows, collateral production, placement fees with hardware manufacturers, and all forms of direct marketing. Advertising costs included in Sales and marketing expense for fiscal 2012, 2011, and 2010 were $667 million, $668 million, and $615 million, respectively.

Recently issued and adopted authoritative guidance

In May 2011, the Financial Accounting Standards Board ("FASB") issued an accounting standards update that provided guidance on achieving a consistent definition of and common requirements for measurement and disclosure of fair values in U.S. generally accepted accounting principles ("GAAP") and International Financial Reporting Standards ("IFRS"). The guidance expanded disclosures relating to fair value measurements that are estimated using significant unobservable (Level 3) inputs. The guidance also required categorization by level of the fair value hierarchy for items that are not measured at fair value but for which fair value is required to be disclosed. We adopted this guidance in the fourth quarter of fiscal 2012. The adoption of this guidance did not have a material impact on our Consolidated Financial Statements.

In June 2011, the FASB issued an accounting standards update that eliminates the option to report other comprehensive income and its components in the statement of stockholders' equity and requires that all non-owner changes in stockholders' equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued another accounting standards update that defers the requirement to present reclassification adjustments for each component of Accumulated other comprehensive income ("AOCI") in both Other comprehensive income and Net income on the face of the financial statements The amended guidance will be adopted by us in the first quarter of fiscal 2013, on a retrospective basis, and will result only in changes in our financial statement presentation.

In September 2011, the FASB issued an accounting standards update that permits entities to first assess qualitative factors to determine whether it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This new guidance will be adopted by us in fiscal 2013 on a prospective basis, and will be applied in our fourth quarter of fiscal 2013 at the time we perform our annual goodwill test. We do not expect that this guidance will materially impact our Consolidated Financial Statements.

In December 2011, the FASB issued an accounting standards update that will require us to disclose information about offsetting and related arrangements associated with certain financial and derivative instruments to enable users of our financial statements to better understand the effect of those arrangements on our financial position. The new guidance will be applicable to us on a retrospective basis in the first quarter of fiscal 2014. We do not expect that this guidance will materially impact our disclosures included in our Consolidated Financial Statements.

Note 2. Fair Value Measurements

For assets and liabilities measured at fair value such amounts are based on an expected exit price, representing the amount that would be received on the sale of an asset or paid to transfer a liability, as the case may be, in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:

- *Level 1:* Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
- *Level 2:* Observable inputs that reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- *Level 3:* Unobservable inputs reflecting our own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Assets measured and recorded at fair value on a recurring basis

There have been no transfers between fair value measurement levels during fiscal 2012. The following table summarizes our assets measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	As of March 30, 2012			As of April 1, 2011		
	Level 1	Level 2	Total	Level 1	Level 2	Total
	(In millions)					
Cash Equivalents[(1)]	$1,483	$—	$1,483	$1,866	$—	$1,866

(1) Cash equivalents are money market funds which are valued based on quoted market prices of the identical underlying security.

Assets and liabilities measured and recorded at fair value on a nonrecurring basis

Goodwill. In fiscal 2012, we recorded an impairment of $19 million as a cumulative-effect adjustment in Accumulated deficit, related to an implied fair value measurement made for our Services reporting unit upon the adoption of a new accounting standard. The valuation technique used to estimate the implied fair value of goodwill was an income approach which relied upon Level 3 inputs, which included estimated future cash flows or profit streams.

Indefinite-lived intangible assets. In fiscal years 2012 and 2011, we recorded impairment charges of $4 million and $27 million, respectively, which reduced the gross carrying value of indefinite-lived tradenames. The fair value amounts were derived using an income approach which required Level 3 inputs such as estimated future cash flows on profit streams. These impairment charges were due to reductions in expected future cash flows for certain indefinite-lived tradenames related to the Security and Compliance segment and the Consumer segment, respectively. These impairment charges were recorded within Impairment of intangible assets on the Consolidated Statements of Income.

Debt. In fiscal 2011, we repurchased $500 million of aggregate principal amount of our 0.75% convertible senior notes, which had a net book value of $481 million. Concurrently with the repurchase, we sold a proportionate share of the initial note hedges back to the note hedge counterparties for approximately $13 million. These transactions resulted in a loss from extinguishment of debt of approximately $16 million, which represented the difference between book value of the notes net of the remaining unamortized discount prior to repurchase and the fair value of the liability component of the notes upon repurchase. The fair value of the liability component was calculated to be $497 million upon repurchase using Level 2 inputs based on market prices for similar convertible debt instruments and resulting yields.

Note 3. Acquisitions

Fiscal 2012 acquisitions

Clearwell Systems Inc.

On June 24, 2011, we completed the acquisition of Clearwell Systems Inc. ("Clearwell"), a privately-held provider of eDiscovery solutions. In exchange for all of the voting equity interests of Clearwell, we transferred a total consideration of $392 million, which consists of $364 million in cash, net of $20 million cash acquired, and $8 million of assumed stock options. The objective of the acquisition was to enhance our eDiscovery, archiving and backup offerings to our customers. The results of operations of Clearwell are included since the date of acquisition as part of the Storage and Server Management segment. Supplemental pro forma information for Clearwell was not material to our financial results and therefore not included.

The following table presents the purchase price allocation included in our Consolidated Balance Sheets (*in millions*):

Net tangible assets(1)	$ 33
Intangible assets(2)	154
Goodwill(3)	268
Net tax liabilities	(63)
Total purchase price	$392

(1) Net tangible assets included deferred revenue which was adjusted down from $13 million to $3 million, representing our estimate of the fair value of the contractual obligation assumed for support services.

(2) Intangible assets included customer relationships, developed technology, and tradenames of $82 million, $60 million, and $12 million, respectively, which are amortized over their estimated useful lives of seven to nine years.

(3) Goodwill is not tax deductible. The amount resulted primarily from our expectation of synergies from the integration of Clearwell product offerings with our existing product offerings.

Other Fiscal 2012 acquisitions

During fiscal 2012, in addition to Clearwell, we completed the acquisitions of LiveOffice LLC ("LiveOffice") and another nonpublic company for an aggregate purchase price of $151 million, which consisted of $144 million in cash, net of $7 million cash acquired. The results of operations for the acquired companies have been included in the Storage and Server Management segment and the Security and Compliance segment since their respective acquisition dates. Supplemental pro forma information for these acquisitions was not material to our financial results and therefore not included. For fiscal 2012, we recorded acquisition-related transaction costs of $2 million, which were included in general and administrative expense.

The following table presents the purchase price allocation included in our Consolidated Balance Sheets (*in millions*):

	LiveOffice	Other	Total
Acquisition date	January 13, 2012	March 2, 2012	
Net tangible (liabilities) assets[1]	$ (5)	$ 2	$ (3)
Intangible assets[2]	51	8	59
Goodwill[3]	69	26	95
Total purchase price	$ 115	$ 36	$151

(1) Net tangible (liabilities) assets included deferred revenue, which was adjusted down from $12 million to $6 million, representing our estimate of the fair value of the contractual obligation assumed for support services.

(2) Intangible assets included primarily developed technology of $44 million and customer relationships of $15 million, which are amortized over their estimated useful lives of four to ten years. The weighted-average estimated useful lives were 4.8 years for developed technology and 9.9 years for customer relationships.

(3) Goodwill is partially tax deductible. The goodwill amount resulted primarily from our expectation of synergies from the integration of the acquisitions' product offerings with our existing product offerings.

Fiscal 2011 acquisitions

Identity and Authentication Business of VeriSign, Inc.

On August 9, 2010, we completed the acquisition of the identity and authentication business of VeriSign, which included a controlling interest in VeriSign Japan and equity interests in certain other subsidiary entities. In exchange for the assets and liabilities of the acquired business, we paid a total purchase price of $1.29 billion, which consisted of $1.16 billion in cash, net of $128 million cash acquired, and working capital adjustments of $3 million. No equity interests were issued. The results of operations of the identity and authentication business of VeriSign are included since the date of acquisition as part of the Security and Compliance segment. Supplemental pro forma information for VeriSign was not material to our financial results and therefore not included. For fiscal 2011, we recorded acquisition-related transaction costs of $11 million, which were included in general and administrative expense.

The following table presents the purchase price allocation included in our Consolidated Balance Sheets (*in millions*):

Net tangible assets(1)	$ 178
Intangible assets(2)	628
Goodwill(3)	602
Net tax liabilities	(38)
Noncontrolling interest in VeriSign Japan(4)	(85)
Total purchase price	$1,285

(1) Net tangible assets included deferred revenue, which was adjusted down from $286 million to $68 million, representing our estimate of the fair value of the contractual obligation assumed for the support of the authentication business.

(2) Intangible assets included customer relationships of $226 million, developed technology of $123 million and tradenames of $5 million, which are amortized over their estimated useful lives of 18 months to nine years. The weighted-average estimated useful lives were 8.0 years for customer relationships and 9.0 years for developed technology. Intangible assets also included indefinite-lived tradenames and trademarks of $274 million.

(3) Goodwill is partially tax deductible. The goodwill amount resulted primarily from our expectation of synergies from the integration of VeriSign product offerings with our existing product offerings.

(4) The fair value of the noncontrolling interest was calculated on a market basis using the closing stock price of VeriSign Japan on the date of acquisition.

PGP Corporation

On June 4, 2010, we completed the acquisition of PGP Corporation ("PGP"), a nonpublic provider of email and data encryption software. In exchange for all of the voting equity interests of PGP, we paid a total purchase price of $306 million, which consisted of $299 million in cash, net of $7 million cash acquired. The results of operations of PGP are included since the date of acquisition as part of the Security and Compliance segment. Supplemental pro forma information for PGP was not material to our financial results and therefore not included. For fiscal 2011, we recorded acquisition-related transaction costs of $1 million, which were included in general and administrative expense.

The following table presents the purchase price allocation included in our Consolidated Balance Sheets (*in millions*):

Net tangible assets(1)	$ 7
Intangible assets(2)	74
Goodwill(3)	225
Total purchase price	$306

(1) Net tangible assets included deferred revenue, which was adjusted down from $55 million to $9 million, representing our estimate of the fair value of the contractual obligation assumed for support services.

(2) Intangible assets included customer relationships of $29 million, developed technology of $39 million, and definite-lived tradenames of $3 million, which are amortized over their estimated useful lives of two to eight

years. The weighted-average estimated useful lives were 8.0 years for customer relationships, 5.0 years for developed technology, and 2.0 years for definite-lived tradenames. Intangible assets also included indefinite-lived in-process research and development ("IPR&D") of $3 million.

(3) Goodwill is not tax deductible. The goodwill amount resulted primarily from our expectation of synergies from the integration of PGP product offerings with our existing product offerings.

Other Fiscal 2011 acquisitions

During fiscal 2011, in addition to VeriSign and PGP, we completed the acquisitions of GuardianEdge Technologies, Inc. ("GuardianEdge") and two other businesses for an aggregate purchase price of $91 million, which consisted of $81 million in cash, net of $9 million cash acquired, and $1 million in assumed equity awards at fair value. The results of operations for the acquired companies have been included in the Security and Compliance segment since their respective acquisition dates. Supplemental pro forma information for these acquisitions was not material to our financial results and therefore not included. For fiscal 2011, we recorded acquisition-related transaction costs of $2 million, which were included in general and administrative expense.

The following table presents the purchase price allocation included in our Consolidated Balance Sheets (*in millions*):

	GuardianEdge	Others	Total
Acquisition date	June 3, 2010	Various	
Net tangible assets(1)	$ 3	$ —	$ 3
Intangible assets(2)	30	6	36
Goodwill(3)	40	12	52
Total purchase price	$ 73	$ 18	$91

(1) Net tangible assets included deferred revenue, which was adjusted down from $17 million to $2 million, representing our estimate of the fair value of the contractual obligation assumed for support services.

(2) Intangible assets included customer relationships of $24 million and developed technology of $12 million, which are amortized over their estimated useful lives of three to nine years. The weighted-average estimated useful lives were 9.0 years for customer relationships and 5.0 years for developed technology.

(3) Goodwill is partially tax deductible. The goodwill amount resulted primarily from our expectation of synergies from the integration of the acquisitions' product offerings with our existing product offerings.

Fiscal 2010 acquisitions

During fiscal 2010, we completed two acquisitions of nonpublic companies for an aggregate of $42 million in cash. No equity interests were issued. We recorded goodwill in connection with each of these acquisitions, which resulted primarily from our expectation of synergies from the integration of the acquired companies' technology with our technology. The goodwill for these acquisitions is only partially tax deductible, if at all. The results of operations for the acquired companies have been included in our results of operations since their respective acquisition dates. These acquisitions are included in our Security and Compliance segment.

The following table presents the purchase price allocation included in our Consolidated Balance Sheets (*in millions*):

Acquisition date	Various
Intangible assets[1]	$ 18
Goodwill	24
Total purchase price	$ 42

(1) Intangible assets included customer relationships of $13 million and developed technology of $5 million, which are amortized over their estimated useful lives of four to 11 years. The weighted-average estimated useful lives were 10.0 years for customer relationships and 4.0 years for developed technology.

Note 4. Goodwill and Intangible Assets

Goodwill

The changes in the carrying amount of goodwill are as follows:

	Consumer	Security and Compliance	Storage and Server Management	Services	Total
			(In millions)		
Net balance as of April 2, 2010[1]	$356	$1,582	$2,648	$ 19	$4,605
Goodwill acquired through acquisitions[2]	—	880	—	—	880
Goodwill adjustments[3]	7	2	—	—	9
Net balance as of April 1, 2011[4]	$363	$2,464	$2,648	$ 19	$5,494
Goodwill impairment[5]	—	—	—	(19)	(19)
Goodwill acquired through acquisitions[2]	—	26	337	—	363
Goodwill adjustments[3]	(8)	(4)	—	—	(12)
Net balance as of March 30, 2012[6]	$355	$2,486	$2,985	$ —	$5,826

(1) Gross goodwill balances for the Consumer, Security and Compliance, Storage and Server Management, and Services were $356 million, $4.0 billion, $7.2 billion, and $461 million, respectively as of April 2, 2010. Accumulated impairments for the Consumer, Security and Compliance, Storage and Server Management, and Services were $0, $2.4 billion, $4.6 billion, and $442 million, respectively as of April 2, 2010. These balances are reflective of amounts after adjustment for segment reclassifications during the period.

(2) See Note 3 for acquisitions completed in fiscal 2012 and 2011.

(3) Adjustments made to goodwill primarily reflect foreign currency exchange rate fluctuations.

(4) Gross goodwill balances for the Consumer, Security and Compliance, Storage and Server Management, and Services were $363 million, $4.9 billion, $7.2 billion, and $461 million, respectively as of April 1, 2011. Accumulated impairments for the Consumer, Security and Compliance, Storage and Server Management, and Services were $0, $2.4 billion, $4.6 billion, and $442 million, respectively as of April 1, 2011.

(5) Due to the adoption of new authoritative guidance at the beginning of fiscal 2012, we were required to perform a goodwill Step 2 impairment test for our Services reporting unit. As a result, we recognized an impairment loss of $19 million which was recorded to beginning Accumulated deficit as a cumulative-effect adjustment.

(6) Gross goodwill balances for the Consumer, Security and Compliance, Storage and Server Management, and Services were $355 million, $4.9 billion, $7.6 billion, and $461 million, respectively as of March 30, 2012. Accumulated impairments for the Consumer, Security and Compliance, Storage and Server Management, and Services were $0, $2.4 billion, $4.6 billion, and $461 million, respectively as of March 30, 2012.

Intangible assets, net

	As of March 30, 2012				As of April 1, 2011			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life
	($ in millions)							
Customer relationships	$2,219	$(1,499)	$ 720	3 years	$2,121	$(1,227)	$ 894	3 years
Developed technology	1,914	(1,654)	260	4 years	1,810	(1,567)	243	4 years
Finite-lived tradenames	146	(96)	50	3 years	136	(80)	56	4 years
Patents	75	(65)	10	6 years	75	(62)	13	2 years
Indefinite-lived tradenames[1]	297	—	297	Indefinite	302	—	302	Indefinite
Indefinite-lived IPR&D	—	—	—	Indefinite	3	—	3	Indefinite
Total	$4,651	$(3,314)	$1,337	3 years	$4,447	$(2,936)	$1,511	3 years

(1) During fiscal 2012 and 2011, we recorded impairments of $4 million and $27 million, respectively, which reduced the gross carrying value of indefinite-lived tradenames. These impairment charges were due to reductions in expected future cash flows for certain indefinite-lived tradenames related to the Consumer segment. These impairment charges were recorded within Impairment of intangible assets on the Consolidated Statements of Income.

Amortization expense was $380 million, $385 million, and $481 million in fiscal 2012, 2011, and 2010, respectively.

Total future amortization expense for intangible assets that have finite lives, based on our existing intangible assets and their current estimated useful lives as of March 30, 2012, is estimated as follows *(in millions)*:

2013	$ 356
2014	211
2015	157
2016	106
2017	88
Thereafter	122
Total	$1,040

Note 5. Investment in Joint Venture

On February 5, 2008, Symantec formed Huawei-Symantec Technologies Co., Ltd. ("joint venture") with a subsidiary of Huawei Technologies Co., Limited ("Huawei"). The joint venture was domiciled in Hong Kong with principal operations in Chengdu, China. We had an ownership interest of 49% which was accounted for under the equity method of accounting. As of March 30, 2012, our equity investment was zero. As such, we did not provide for additional losses as we have no commitments to provide financial support to the joint venture.

On March 30, 2012, we sold our 49% ownership interest in the joint venture to Huawei for $ 530 million in cash. The gain of $530 million, offset by costs to sell the joint venture of $4 million, is included in "Gain from sale of joint venture" reflected in our Consolidated Statements of Income.

Note 6. Long-Term Debt

The following table summarizes components of our long-term debt:

	As of March 30, 2012		
	Face Value	Effective interest rate	Fair Value[(2)]
	(In millions)		
4.20% Senior Notes, due September 2020 ("4.20% notes")	$ 750	4.25%	$ 771
2.75% Senior Notes, due September 2015 ("2.75% notes")	350	2.76%	363
1.00% Convertible Senior Notes, due June 2013 ("1.00% notes")	1,000	6.78%[(1)]	1,115

	As of April 1, 2011		
	Face Value	Effective interest rate	Fair Value[(2)]
	(In millions)		
4.20% notes	$ 750	4.25%	$ 706
2.75% notes	350	2.76%	340
1.00% notes	1,000	6.78%[(1)]	1,208
0.75% Convertible Senior Notes, due June 2011 ("0.75% notes")	600	6.78%[(1)]	618

(1) Represents the interest rate on our debt for accounting purposes while taking into account the effects of amortization of debt discount. Although the effective interest rates of the 1.00% notes and 0.75% notes were 6.78%, we are making cash interest payments at the stated coupon rates of 1.00% and 0.75%, respectively.

(2) The fair value of long-term debt relies on Level 2 inputs. See Note 2 for definition of Level 2 inputs. For convertible senior notes, the fair value represents that of the liability component. See Note 1 for our accounting policy of estimating the fair value of our long-term debt.

As of March 30, 2012, future maturities of long-term debt are as follows *(in millions)*:

2013	$ —
2014	1,000
2015	—
2016	350
Thereafter	750
Total	$2,100

Senior Notes

We issued the 4.20% notes and 2.75% notes in September 2010. These are senior unsecured obligations that rank equally in right of payment with all of our existing and future unsecured and unsubordinated obligations and are redeemable by us at any time, subject to a "make-whole" premium. Our proceeds from the issuance of the senior notes were $1.1 billion, net of an issuance discount. Interest on these notes is payable semiannually. Contractual interest expense was $41 million and $22 million in fiscal 2012 and 2011, respectively.

Convertible Senior Notes

We issued the 1.00% notes and 0.75% notes in June 2006. In September 2010, we repurchased $500 million of aggregate principal amount of our 0.75% convertible senior notes in privately negotiated transactions for approximately $510 million. Concurrently with the repurchase, we sold a proportionate share of the note hedges that we entered into at the time of the issuance of the convertible senior notes back to the note hedge counterparties for approximately $13 million. The net cost of the repurchase and the concurrent sale of the note hedges was $497 million in cash. On June 15, 2011, the remaining principal balance on our 0.75% convertible senior notes matured and was settled by a cash payment of $600 million. Concurrent with the maturity, the remaining related note hedges and warrants expired. No portion of it was converted into our common shares upon maturity.

As of March 30, 2012, the remaining amortization period of the discount and debt issuance costs associated with the 1.00% notes is approximately one year and the "if-converted" value of the 1.00% notes does not exceed the principal amount. Contractual interest expense was $11 million, $16 million, and $18 million in fiscal 2012, 2011, and 2010, respectively. Amortization of the debt discount was $56 million, $96 million, and $104 million in fiscal 2012, 2011, and 2010, respectively. Interest on these notes is payable semiannually.

The following table summarizes information regarding the equity and liability components of the convertible senior notes:

	As of	
	March 30, 2012	April 1, 2011
	(In millions)	
Principal amount	$1,000	$1,600
Equity component	313	462
Liability component	941	1,485
Unamortized discount	59	115

Conversion features. Each $1,000 of principal of the 1.00% notes will initially be convertible into 52.2951 shares of our common stock, which is the equivalent of $19.12 per share, subject to adjustment upon the occurrence of specified events. Holders of the 1.00% notes may convert their 1.00% notes prior to maturity during specified periods as follows: (1) during any calendar quarter, if the closing price of our common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is more than 130% of the applicable conversion price per share; (2) if specified corporate transactions, including a change in control, occur; (3) at any time on or after April 5, 2013; or (4) during the five business-day period after any five consecutive trading-day period during which the trading price of the 1.00% notes falls below a certain threshold. Upon conversion, we would pay the holder the cash value of the applicable number of shares of our common stock, up to the principal amount of the note. Amounts in excess of the principal amount, if any, may be paid in cash or in stock at our option. Holders who convert their 1.00% notes in connection with a change in control may be entitled to a "make whole" premium in the form of an increase in the conversion rate. As of March 30, 2012, none of the conditions allowing holders of the 1.00% notes to convert had been met. In addition, upon a change in control of Symantec, the holders of the 1.00% notes may require us to repurchase for cash all or any portion of their 1.00% notes for the principal amount.

Concurrently with the issuance of the 1.00% notes, we entered into note hedge transactions with affiliates of certain initial purchasers whereby we have the option to purchase up to 52 million shares of our common stock at a price of $19.12 per share. The outstanding options for 52 million shares will expire on June 15, 2013. The options must be settled in the same manner as we settle the 1.00% notes (cash or net shares). In addition, we have previously issued warrants to affiliates of certain initial purchasers whereby they have the option to purchase up to 52 million shares of our common stock at a price of $27.3175 per share. The warrants expire on various dates through August 2013 and must be settled in net shares.

Effect of conversion on earning per share ("EPS"). The 1.00% notes will have no impact on diluted EPS until the price of our common stock exceeds the conversion price of $19.12 per share because the principal amount of the 1.00% notes will be settled in cash upon conversion. Prior to conversion, we will include the effect of the additional shares that may be issued if our common stock price exceeds $19.12 per share using the treasury stock method. As a result, for the first $1.00 by which the average price of our common stock for a quarterly period exceeds $19.12 per share there would be dilution of approximately 2.6 million shares. As the share price continues to increase, additional dilution would occur at a declining rate such that an average price of $27.3175 per share would yield cumulative dilution of approximately 15.7 million shares. If the average price of our common stock exceeds $27.3175 per share for a quarterly period we will also include the effect of the additional potential shares that may be issued related to the warrants using the treasury stock method. The 1.00% notes along with the warrants has a combined dilutive effect such that for the first $1.00 by which the average price exceeds $27.3175 per share there would be cumulative dilution of approximately 18.8 million shares prior to conversion. As the share price continues to increase, additional dilution would occur but at a declining rate.

Prior to conversion, the note hedge transactions are not considered for purposes of the EPS calculation, as their effect would be anti-dilutive. Upon conversion, the note hedge will automatically serve to neutralize the dilutive effect of the 1.00% notes when the stock price is above $19.12 per share. For example, if upon conversion the price of our common stock was $28.3175 per share, the cumulative effect of approximately 18.8 million shares in the example above would be reduced to approximately 1.8 million shares. The preceding calculations assume that the average price of our common stock exceeds the respective conversion prices during the period for which EPS is calculated and excludes any potential adjustments to the conversion ratio provided under the terms of the 1.00% notes.

Revolving credit facility

In fiscal 2011, we entered into a four-year $1.0 billion senior unsecured revolving credit facility ("credit facility") that expires on September 8, 2014. The credit facility provides that we may borrow up to $1.0 billion under revolving loans. Revolving loans under the credit facility bear interest, at our option, either at a rate equal to a) LIBOR plus a margin based on our consolidated leverage ratio, as defined in the credit facility agreement or b) the bank's prime rate plus a margin based on our consolidated leverage ratio, as defined in the credit facility agreement. Under the terms of this credit facility, we must comply with certain financial and non-financial covenants, including a covenant to maintain a specified ratio of debt to EBITDA (earnings before interest, taxes, depreciation and amortization). As of March 30, 2012, we were in compliance with all required covenants, and no amounts were outstanding.

Note 7. Restructuring and Transition

Our restructuring and transition costs and liabilities consist primarily of severance, facilities costs, and transition and other related costs. Severance generally includes severance payments, outplacement services, health insurance coverage, effects of foreign currency exchange, and legal costs. Facilities costs generally include rent expense and lease termination costs, less estimated sublease income. Transition and other related costs consist of severance costs associated with acquisition integrations in efforts to streamline our business operations, consulting charges associated with the planning and design phase of implementing a new enterprise resource planning system, and costs related to the outsourcing of certain back office functions. Restructuring and transition costs are included in the Other segment.

Restructuring plans

The following restructuring plans are substantially complete:

- *Fiscal 2011 plan.* In the first quarter of fiscal 2011, management approved and initiated a plan to expand our consulting partner sales and delivery capabilities. This action was initiated to expand our partner eco-system to better leverage their customer reach and operational scale, which resulted in a headcount reduction within our consulting services organization.

- *Fiscal 2010 plan.* In the fourth quarter of fiscal 2010, management approved and initiated a plan to reduce worldwide operating costs through workforce realignment and to reduce operating costs through a facilities consolidation. These actions were initiated to appropriately allocate resources to our key strategic initiatives and streamline our operations to deliver better and more efficient support to our customers and employees. During fiscal 2011, we terminated certain operating leases and consolidated facilities in North America and Europe. Excess facility obligations are expected to be paid over the respective lease terms, the longest of which extends through fiscal 2016.

Other exit and disposal costs

Our other exit and disposal costs consist primarily of costs associated with closing or consolidating certain facilities that are not accounted for under the restructuring plans above. Largely as a result of business acquisitions, management may deem certain leased facilities to be in excess and make a plan to exit them either at the time of acquisition or after the acquisition in conjunction with our efforts to integrate and streamline our operations. As of March 30, 2012, liabilities for these excess facility obligations at several locations around the world are expected to be paid over the respective lease terms, the longest of which extends through fiscal 2018.

Restructuring and transition summary

	April 1, 2011	Costs, Net of Adjustments[1]	Cash Payments	March 30, 2012	Cumulative Incurred to Date
			(In millions)		
Restructuring liabilities:					
Severance	$ 3	$ 3	$ (5)	$ 1	$73
Facilities	10	1	(5)	6	20
Total	13	4	(10)	7	93
Other exit and disposal costs	13	7	(11)	9	
Total restructuring liabilities	$26	$11	$(21)	$16	
Transition and other related costs		45			
Total restructuring and transition		$56			
Balance Sheet:					
Other current liabilities	$14			$ 8	
Other long-term obligations	12			8	
Total restructuring liabilities	$26			$16	

(1) Total net adjustments were not material for fiscal 2012. Adjustments primarily relate to foreign currency exchange rate fluctuations. Included in transition and other related costs is $26 million of severance costs and $19 million of costs associated with the planning and design phase of implementing a new enterprise resource planning system.

Note 8. Commitments and Contingencies

Lease commitments

We lease certain of our facilities and related equipment under operating leases that expire at various dates beyond fiscal 2018. We currently sublease some space under various operating leases that will expire on various dates through fiscal 2018. Some of our leases contain renewal options, escalation clauses, rent concessions, and leasehold improvement incentives. Rent expense was $111 million for fiscal 2012 of which $89 million was recorded in General and administrative expenses and $22 million was recorded in Cost of revenue. Rent expense was $110 million for fiscal 2011 of which $89 million was recorded in General and administrative expenses and $21 million was recorded in Cost of revenue. Rent expense was $106 million for fiscal 2010 of which $88 million was recorded in General and administrative expenses and $18 million was recorded in Cost of revenue.

The following is a schedule by years of minimum future rentals on noncancelable operating leases as of March 30, 2012 *(in millions)*:

2013	$118
2014	91
2015	66
2016	47
2017	38
Thereafter	125
Total minimum future lease payments	$485
Less: sublease income	6
Total minimum future lease payments, net[1]	$479

[1] The total minimum future lease payments, net includes $24 million related to restructuring activities.

Purchase obligations

We have purchase obligations of $473 million as of March 30, 2012 that are associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely and we expect to make future cash payments according to the contract terms.

The following is a schedule by years of our unrecognized purchase obligations as of March 30, 2012 *(in millions)*:

2013	$ 420
2014	45
2015	6
2016	—
2017	2
Thereafter	—
Total purchase obligations	$ 473

Indemnification

As permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements is not limited; however, we have directors' and officers' insurance coverage that reduces our exposure and may enable us to recover a portion of any future amounts paid. We believe the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

We provide limited product warranties and the majority of our software license agreements contain provisions that indemnify licensees of our software from damages and costs resulting from claims alleging that our software infringes the intellectual property rights of a third party. Historically, payments made under these provisions have been immaterial. We monitor the conditions that are subject to indemnification to identify if a loss has occurred.

Litigation contingencies

For a discussion of our tax litigation with the Internal Revenue Service relating to the 2000 and 2001 tax years of Veritas, see Note 12.

We are also involved in a number of other judicial and administrative proceedings that are incidental to our business. Although adverse decisions (or settlements) may occur in one or more of the cases, it is not possible to estimate the possible loss or losses from each of these cases. The final resolution of these lawsuits, individually or in the aggregate, is not expected to have a material adverse effect on our business, results of operations, financial condition, or cash flow.

Other

In January 2012, we became aware of claims made by a group of hackers, that it possessed, and intended to publicly expose, portions of the source code for certain Symantec products. Following investigation of these claims, we believe that the group came into possession of the code as a result of a theft of source code that occurred in 2006. We believe that source code for the 2006-era versions of the following products was exposed: Norton Antivirus Corporate Edition; Norton Internet Security; Norton SystemWorks (Norton Utilities and Norton GoBack); and pcAnywhere. We announced that customers of our pcAnywhere product may face an increased security risk as a result of this exposure. The product, pcAnywhere, is also bundled with three Symantec products, Altiris Client Management Suite and Altiris IT Management Suite versions 7.0 or later, and Altiris Deployment Solution with Remote version 7.1. In addition, customers with earlier versions of Altiris suites may have opted to leverage pcAnywhere. The increased risk is isolated to the pcAnywhere components only. Our pcAnywhere product accounted for less than three tenths of a percent of our fiscal 2012 consolidated net revenue. We have completed our planned remediation of this issue.

Note 9. Stock Repurchases

The following table summarizes our stock repurchases:

	Year Ended		
	March 30, 2012	April 1, 2011	April 2, 2010
	(In millions, except per share data)		
Total number of shares repurchased attributable to Symantec Corporation	51	57	34
Dollar amount of shares repurchased attributable to Symantec Corporation	$ 893	$ 870	$ 553
Average price paid per share	$ 17.62	$ 15.39	$ 16.39
Range of price paid per share	$15.38 -$20.51	$12.07 -$18.46	$14.14 -$18.29

We have had stock repurchase programs in the past and have repurchased shares on a quarterly basis since the fourth quarter of fiscal 2004 under various programs. On January 25, 2012, we announced that our Board of Directors approved a new $1 billion stock repurchase program. This program does not have an expiration date and as of March 30, 2012, $984 million was authorized for future repurchases.

Note 10. Segment Information

As of March 30, 2012, our five reportable segments are the same as our operating segments and are as follows:

- *Consumer:* Our Consumer segment focuses on delivering internet security for PC's, tablets and mobile devices along with services such as online backup, online family protection and remote help to individual users and home offices.
- *Security and Compliance:* Our Security and Compliance segment focuses on providing large, medium, and small-sized businesses with solutions for endpoint security and management, compliance, messaging management, data loss prevention, encryption, managed security services, and authentication services. These products allow our customers to secure, provision, and remotely manage their laptops, PC's, mobile devices, and servers. We also provide our customers with solutions delivered through our SaaS and appliance security offerings.
- *Storage and Server Management:* Our Storage and Server Management segment focuses on providing large, medium, and small-sized businesses with storage and server management, backup, archiving, eDiscovery, and data protection solutions across heterogeneous storage and server platforms, as well as solutions delivered through our SaaS and appliance offerings.
- *Services:* Our Services segment provides customers with implementation services and solutions designed to assist them in maximizing the value of their Symantec software. Our offerings include consulting, business critical services, and education.
- *Other:* Our Other segment is comprised of sunset products and products nearing the end of their life cycle. It also includes general and administrative expenses; amortization of intangible assets; impairment of goodwill, intangible assets, and other long-lived assets; stock-based compensation; restructuring and transition expenses; and certain indirect costs that are not charged to the operating segments described above, such as interest income and expense.

The accounting policies of the segments are the same as those described in Note 1. There are no intersegment sales. Our chief operating decision maker evaluates performance primarily based on net revenue. Except for goodwill, as disclosed in Note 4, the majority of our assets are not discretely identified by segment. The depreciation and amortization of our property, equipment, and leasehold improvements are allocated based on headcount, unless specifically identified by segment.

	Consumer	Security and Compliance	Storage and Server Management	Services	Other	Total Company
			($ in millions)			
Fiscal 2012						
Net revenue	$2,104	$1,965	$2,410	$251	$ —	$6,730
Percentage of total net revenue	31%	29%	36%	4%	0%	100%
Operating income (loss)	1,013	442	977	39	(1,392)	1,079
Operating margin of segment	48%	22%	41%	16%	*	
Depreciation and amortization expense	40	56	30	3	583	712
Fiscal 2011						
Net revenue	$1,953	$1,638	$2,307	$292	$ —	$6,190
Percentage of total net revenue	32%	26%	37%	5%	0%	100%
Operating income (loss)	899	260	1,063	7	(1,349)	880
Operating margin of segment	46%	16%	46%	2%	*	
Depreciation and amortization expense	39	42	33	4	625	743
Fiscal 2010						
Net revenue	$1,871	$1,482	$2,287	$345	$ —	$5,985
Percentage of total net revenue	31%	25%	38%	6%	0%	100%
Operating income (loss)	860	401	1,097	12	(1,437)	933
Operating margin of segment	46%	27%	48%	3%	*	
Depreciation and amortization expense	29	27	41	6	732	835

* Percentage not meaningful.

During the first quarter of fiscal 2012, we modified our segment reporting structure to more readily match our operating structure. The following modification was made to the segment reporting structure: managed security services revenue and expenses were moved to the Security and Compliance segment from the Services segment. All historical periods have been adjusted to reflect this modified reporting structure.

Product revenue information

The following table represents revenue by significant product categories:

	Year Ended		
	March 30, 2012	April 1, 2011	April 2, 2010
Core consumer security	28%	28%	28%
Backup	20%	21%	20%
Storage and availability management	9%	10%	11%
Endpoint security and management	9%	10%	10%
Others[(1)]	34%	31%	31%
Total product revenue	100%	100%	100%

(1) No other product category was material to the respective totals.

Geographical Information

The following table represents net revenue amounts recognized for sales in the corresponding countries:

	Year Ended		
	March 30, 2012	April 1, 2011	April 2, 2010
	(In millions)		
United States	$3,240	$3,056	$2,967
United Kingdom	580	599	594
Other foreign countries[1]	2,910	2,535	2,424
Total net revenue	$6,730	$6,190	$5,985

(1) No individual country represented more than 10% of the respective totals.

The table below lists our property and equipment, net of accumulated depreciation, by geographic area. With the exception of property and equipment, we do not identify or allocate our assets by geographic area:

	As of	
	March 30, 2012	April 1, 2011
	(In millions)	
United States	$ 885	$ 835
Foreign countries[1]	215	215
Total	$1,100	$1,050

(1) No individual country represented more than 10% of the respective totals.

Significant customers

In fiscal 2012, there were no significant customers that accounted for more than 10% of our total net revenue. In fiscal 2011 and 2010, one distributor, Ingram Micro accounted for 10% of our total net revenue in both periods. Our distributor arrangements with Ingram Micro consist of several non-exclusive, independently negotiated agreements with its subsidiaries, each of which cover different countries or regions. Each of these agreements is separately negotiated and is independent of any other contract (such as a master distribution agreement), and these agreements are not based on the same form of contract.

Note 11. Employee Benefits and Stock-Based Compensation

401(k) plan

We maintain a salary deferral 401(k) plan for all of our domestic employees. This plan allows employees to contribute up to 50% of their pretax salary up to the maximum dollar limitation prescribed by the Internal Revenue Code. We match 50% of the employee's contribution. The maximum match in any given plan year is 3% of the employees' eligible compensation, up to $6,000. Our contribution under the plan was $25 million, $22 million, and $22 million in fiscal 2012, 2011, and 2010, respectively.

Stock purchase plans

2008 Employee Stock Purchase Plan

In September 2008, our stockholders approved the 2008 Employee Stock Purchase Plan ("2008 ESPP") and reserved 20 million shares of common stock for issuance thereunder. In September 2010, the 2008 ESPP was amended by our stockholders to increase the shares available for issuance thereunder by 20 million. As of March 30, 2012, 14 million shares have been issued under this plan and 26 million shares remained available for future issuance.

Subject to certain limitations, our employees may elect to have 2% to 10% of their compensation withheld through payroll deductions to purchase shares of common stock under the 2008 ESPP. Employees purchase shares of common stock at a price per share equal to 85% of the fair market value on the purchase date at the end of each six-month purchase period.

2002 Executive Officers' Stock Purchase Plan

In September 2002, our stockholders approved the 2002 Executive Officers' Stock Purchase Plan and reserved 250,000 shares of common stock for issuance thereunder. The purpose of the plan is to provide executive officers with a means to acquire an equity interest in Symantec at fair market value by applying a portion or all of their respective bonus payments towards the purchase price. As of March 30, 2012, 40,401 shares have been issued under the plan and 209,599 shares remained available for future issuance. Shares reserved for issuance under this plan have not been adjusted for stock dividends.

Stock award plans

2000 Director Equity Incentive Plan

In September 2000, our stockholders approved the 2000 Director Equity Incentive Plan and reserved 50,000 shares of common stock for issuance thereunder. Stockholders increased the number of shares of stock that may be issued by 50,000 in September 2004, September 2007, and October 2011. The purpose of this plan is to provide the members of the Board of Directors with an opportunity to receive common stock for all or a portion of the retainer payable to each director for serving as a member. Each director may elect any portion up to 100% of the retainer to be paid in the form of stock. As of March 30, 2012, a total of 123,464 shares have been issued under this plan and 76,536 shares remained available for future issuance.

2004 Equity Incentive Plan

Under the 2004 Equity Incentive Plan, ("2004 Plan") our Board of Directors, or a committee of the Board of Directors, may grant incentive and nonqualified stock options, stock appreciation rights, RSUs, RSAs, or PRUs to employees, officers, directors, consultants, independent contractors, and advisors to us, or to any parent, subsidiary, or affiliate of ours. The purpose of the 2004 Plan is to attract, retain, and motivate eligible persons whose present and potential contributions are important to our success by offering them an opportunity to participate in our future performance through equity awards of stock options and stock bonuses. Under the terms of the 2004 Plan, the exercise price of stock options may not be less than 100% of the fair market value on the date of grant. Options generally vest over a four-year period. Options granted prior to October 2005 generally have a maximum term of ten years and options granted thereafter generally have a maximum term of seven years.

As of March 30, 2012, we have reserved 190 million shares for issuance under the 2004 Plan. These shares include 18 million shares originally reserved for issuance under the 2004 Plan upon its adoption by our stockholders in September 2004, 27 million shares that were transferred to the 2004 Plan from the 1996 Equity Incentive Plan, ("1996 Plan"), and 40 million, 50 million and 55 million shares that were approved for issuance thereunder on the amendment and restatement of the 2004 Plan at our 2006, 2008 and 2010 annual meeting of stockholders, respectively. In addition to the shares currently reserved under the 2004 Plan, any shares reacquired by us from options outstanding under the 1996 Plan upon their cancellation will also be added to the 2004 Plan reserve. As of March 30, 2012, 80 million shares remained available for future issuance.

Performance-based restricted stock units

During the first quarter of fiscal 2012, we granted PRUs to certain senior level employees under our 2004 Plan. The PRU grants are in lieu of the stock option grants typically awarded as part of our annual compensation program. These PRUs can be earned depending upon the achievement of a company-specific performance condition and a market condition as follows: (1) our achievement of an annual target earnings per share for fiscal 2012 and (2) our two and three year cumulative relative total shareholder return ranked against that of other companies that are included in the Standard & Poor's 500 Index. These PRUs are also subject to a three year continued service vesting provision with earlier vesting permitted under certain conditions, such as upon a change of control of the company. The determination of the fair value of these awards takes into consideration the likelihood of achievement of the market condition. The compensation expense for the PRUs is initially based on the probability of achieving the target level of the company-specific performance condition, and will be adjusted for subsequent changes in the estimated or actual outcome of this performance condition.

Assumed Clearwell stock options

In connection with our acquisition of Clearwell, we assumed all unexercised, outstanding options to purchase Clearwell common stock. Each unexercised, outstanding option assumed was converted into an option to purchase our common stock after applying the exchange ratio of 0.40906 shares of our common stock for each share of Clearwell common stock which resulted in an allocation of approximately 1 million shares of our common stock to the assumed options.

Furthermore, all shares obtained upon early exercise of unvested Clearwell options were converted into the right to receive a cash consideration of $7.65 per share upon vesting. The total value of the early exercised, unvested Clearwell shares on the date of acquisition was approximately $4 million, assuming no forfeitures.

Other stock option plans

Options remain outstanding under several other stock option plans, including the 1996 Plan, and various plans assumed in connection with acquisitions. No further options may be granted under any of these plans.

Valuation of stock-based awards

The fair value of share-based awards for stock options was estimated using the Black-Scholes option pricing model. The fair value of PRUs was estimated using a Monte Carlo simulation model. The fair value of each restricted stock grant is equal to the market value of our common stock on the date of grant.

The following assumptions were used to estimate the fair value of stock options and PRUs:

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Stock Options:			
Expected life	3.76 years	3.52 years	3.38 years
Weighted-average expected volatility	35%	34%	44%
Weighted-average risk-free interest rate	1.62%	1.85%	1.47%
Expected dividends	—	—	—
PRUs:			
Expected life	2.8 - 2.89 years	—	—
Expected volatility	48% - 49%	—	—
Weighted-average expected volatility	49%	—	—
Risk-free interest rate	0.65% - 0.90%	—	—
Expected dividends	—	—	—

Both the Black-Scholes and the Monte Carlo simulation fair value models require the use of highly subjective and complex assumptions, including the expected life and the price volatility of the underlying stock. Changes in the Black-Scholes and the Monte Carlo valuation assumptions and our related estimates may change the fair value for stock-based compensation and the related expense recognized. There have not been any material changes to our stock-based compensation expense due to changes in our valuation assumptions.

Stock-based compensation expense

The following table sets forth the total stock-based compensation expense recognized in our Consolidated Statements of Income.

	Year Ended		
	March 30, 2012	April 1, 2011	April 2, 2010
	(In millions, except per share data)		
Cost of revenue — Content, subscription, and maintenance	$ 14	$ 19	$ 14
Cost of revenue — License	2	3	2
Sales and marketing	70	58	59
Research and development	49	40	53
General and administrative	29	25	27
Total stock-based compensation expense	164	145	155
Tax benefit associated with stock-based compensation expense	(46)	(41)	(43)
Net stock-based compensation expense	$ 118	$ 104	$ 112
Net stock-based compensation expense per share attributable to Symantec Corporation stockholders — basic	$0.16	$0.13	$0.14
Net stock-based compensation expense per share attributable to Symantec Corporation stockholders — diluted	$0.16	$0.13	$0.14

Stock options activity

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Years	Aggregate Intrinsic Value[1]
	(In millions, except per share data)			
Outstanding at April 1, 2011	54	$19.61		$91
Granted	3	18.31		
Assumed in acquisitions	1	3.21		
Exercised	(6)	11.94		
Forfeited	(1)	16.36		
Expired	(10)	25.16		
Outstanding at March 30, 2012	41	$18.98	2.53 years	$70
Exercisable at March 30, 2012	34	$19.59	1.92 years	$50
Vested and expected to vest at March 30, 2012	40	$19.01	2.47 years	$69

(1) Intrinsic value is calculated as the difference between the market value of our common stock as of March 30, 2012 and the exercise price of the option. The aggregate intrinsic value of options outstanding and exercisable includes options with an exercise price below $18.70, the closing price of our common stock on March 30, 2012, as reported by the NASDAQ Global Select Market.

The weighted-average fair value per share of options granted during fiscal 2012, 2011, and 2010 including assumed options was $5.23, $4.04, and $5.15, respectively. The total intrinsic value of options exercised during fiscal 2012, 2011, and 2010 was $40 million, $43 million, and $64 million, respectively.

As of March 30, 2012, total unrecognized compensation cost adjusted for estimated forfeitures related to unvested stock options was $24 million, which is expected to be recognized over the remaining weighted-average vesting period of 2.54 years. Total unrecognized compensation cost related to the assumed, unvested Clearwell stock options was approximately $7 million, which is expected to be recognized over the remaining weighted-average vesting period of 2.18 years, assuming no forfeitures. Total unrecognized compensation cost related to early exercised, unvested Clearwell shares was approximately $1 million.

Restricted stock activity

	Number of Shares	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Years	Aggregate Intrinsic Value
	(In millions, except per share data)			
Outstanding and unvested at April 1, 2011	18	$15.80		$323
Granted	11	18.13		
Vested and released	(8)	16.98		
Forfeited	(3)	16.30		
Outstanding and unvested at March 30, 2012	18	$16.62	1.55 years	$330
Expected to vest at March 30, 2012	15	$ —	1.46 years	$282

The weighted-average grant date fair value per share of restricted stock granted during fiscal 2012, 2011, and 2010 including assumed restricted stock was $18.13, $14.96, and $15.60, respectively. The total fair value of restricted stock that vested in fiscal 2012, 2011, and 2010 was $150 million, $104 million, and $71 million, respectively.

As of March 30, 2012, total unrecognized compensation cost adjusted for estimated forfeitures related restricted stock was $218 million, which is expected to be recognized over the remaining weighted-average vesting period of 2.42 years.

Performance-based restricted stock units activity

	Shares
Unvested at April 1, 2011	—
Granted	467,000
Changes due to performance and market conditions	23,350
Vested	—
Forfeited	—
Unvested at March 30, 2012	490,350

The weighted-average grant date fair value per share of PRUs granted during fiscal 2012 was $23.58 per share.

As of March 30, 2012, total unrecognized compensation cost related to the PRUs was approximately $8 million, which is expected to be recognized over the remaining weighted average period of 2.0 years, assuming no forfeitures.

Shares reserved

As of March 30, 2012, we had reserved the following shares of authorized but unissued common stock (*in millions*):

Stock purchase plans	26
Stock award plans	138
Total	164

Note 12. Income Taxes

The components of the provision for income taxes are as follows:

	Year Ended		
	March 30, 2012	April 1, 2011	April 2, 2010
		(In millions)	
Current:			
Federal	$123	$ 17	$ 62
State	30	18	—
International	121	70	91
	274	105	153
Deferred:			
Federal	32	26	2
State	(9)	3	(2)
International	1	(29)	(41)
	24	—	(41)
Total provision of income taxes	$298	$105	$112

Pretax income from international operations was $891 million, $460 million, and $498 million for fiscal 2012, fiscal 2011, and 2010, respectively.

The difference between our effective income tax and the federal statutory income tax is as follows:

	Year Ended		
	March 30, 2012	April 1, 2011	April 2, 2010
	(In millions)		
Expected Federal statutory tax	$ 515	$ 255	$ 303
State taxes, net of federal benefit	12	12	(2)
Foreign earnings taxed at less than the federal rate	(160)	(84)	(92)
Domestic production activities deduction	(20)	(9)	(10)
Federal research and development credit	(12)	(10)	(6)
Valuation allowance increase (decrease)	5	(15)	(11)
Benefit of losses from joint venture	(1)	(2)	(5)
Veritas tax positions (including valuation allowance release)	(52)	(49)	(70)
Other, net	11	7	5
	$ 298	$ 105	$ 112

The principal components of deferred tax assets are as follows:

	As of	
	March 30, 2012	April 1, 2011
	(In millions)	
Deferred tax assets:		
Tax credit carryforwards	$ 43	$ 17
Net operating loss carryforwards of acquired companies	137	181
Other accruals and reserves not currently tax deductible	152	141
Deferred revenue	95	77
Loss on investments not currently tax deductible	23	17
State income taxes	33	35
Goodwill	36	34
Stock-based compensation	60	70
Other	4	9
	583	581
Valuation allowance	(55)	(45)
Total deferred tax assets	$ 528	$ 536
Deferred tax liabilities:		
Tax over book depreciation	$ (41)	$ (26)
Intangible assets	(208)	(228)
Unremitted earnings of foreign subsidiaries	(329)	(282)
Total deferred tax liabilities	$(578)	$(536)
Net deferred tax assets	$ (50)	$ —

The $55 million total valuation allowance provided against our deferred tax assets as of March 30, 2012 is attributable to acquisition-related assets and net operating losses in foreign jurisdictions. The valuation allowance increased by a net of $10 million in fiscal 2012, related mostly to credits in foreign jurisdictions and net operating losses in foreign jurisdictions subject to a valuation allowance.

As of March 30, 2012, we have U.S. federal net operating losses attributable to various acquired companies of approximately $120 million, which, if not used, will expire between fiscal 2013 and 2032. These net operating loss carryforwards are subject to an annual limitation under Internal Revenue Code § 382, but are expected to be fully realized. Furthermore, we have U.S. state net operating loss and credit carryforwards attributable to various acquired companies of approximately $314 million and $24 million, respectively, which will expire in various fiscal years. In addition, we have foreign net operating loss carryforwards attributable to various acquired foreign companies of approximately $404 million net of valuation allowances, which, under current applicable foreign tax law, can be carried forward indefinitely.

In assessing the ability to realize our deferred tax assets, we considered whether it was more likely than not that some portion or all the deferred tax assets will not be realized. We considered the following: we have historical cumulative book income, as measured by the current and prior two years, we have strong, consistent taxpaying history, we have substantial U.S. federal income tax carryback potential; and we have substantial amounts of scheduled future reversals of taxable temporary differences from our deferred tax liabilities. We have concluded that this positive evidence outweighs the negative evidence and, thus, that the deferred tax assets as of March 30, 2012 of $528 million, after application of the valuation allowances described above, are realizable on a "more likely than not" basis.

As of March 30, 2012, no provision has been made for federal or state income taxes on $2.4 billion of cumulative unremitted earnings of certain of our foreign subsidiaries since we plan to indefinitely reinvest these earnings. As of March 30, 2012, the unrecognized deferred tax liability for these earnings was $730 million.

The aggregate changes in the balance of gross unrecognized tax benefits from April 3, 2009 to March 30, 2012 were as follows (*in millions*):

Balance as of April 3, 2009	$ 633
Settlements and effective settlements with tax authorities and related remeasurements	(7)
Lapse of statute of limitations	(14)
Increases in balances related to tax positions taken during prior years	12
Decreases in balances related to tax positions taken during prior years	(92)
Increases in balances related to tax positions taken during current year	11
Balance as of April 2, 2010	$ 543
Settlements and effective settlements with tax authorities and related remeasurements	(6)
Lapse of statute of limitations	(27)
Increases in balances related to tax positions taken during prior years	13
Decreases in balances related to tax positions taken during prior years	(36)
Increases in balances related to tax positions taken during current year	40
Balance as of April 1, 2011	$ 527
Settlements and effective settlements with tax authorities and related remeasurements	(62)
Lapse of statute of limitations	(12)
Increases in balances related to tax positions taken during prior years	78
Decreases in balances related to tax positions taken during prior years	(30)
Increases in balances related to tax positions taken during current year	118
Balance as of March 30, 2012	$ 619

Of the $92 million of changes in gross unrecognized tax benefits during the fiscal year as disclosed above, approximately $32 million was provided through purchase accounting in connection with acquisitions during fiscal 2012. This gross liability is reduced by offsetting tax benefits associated with the correlative effects of potential transfer pricing adjustments, interest deductions, and state income taxes, as well as payments made to date.

Of the total unrecognized tax benefits at March 30, 2012, $612 million, if recognized, would favorably affect the Company's effective tax rate, while $7 million would affect the cumulative translation adjustments. However, one or more of these unrecognized tax benefits could be subject to a valuation allowance if and when recognized in a future period, which could impact the timing of any related effective tax rate benefit.

At March 30, 2012, before any tax benefits, we had $73 million of accrued interest and penalties on unrecognized tax benefits. Interest included in our provision for income taxes was approximately $11 million for the year ended March 30, 2012. If the accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced in the period that such determination is made, and reflected as a reduction of the overall income tax provision.

We file income tax returns in the U.S. on a federal basis and in many U.S. state and foreign jurisdictions. Our two most significant tax jurisdictions are the U.S. and Ireland. Our tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. Our 2002 through 2012 fiscal years remain subject to examination by the Internal Revenue Service ("IRS") for U.S. federal tax purposes, and our 2007 through 2012 fiscal years remain subject to examination by the appropriate governmental agencies for Irish tax purposes. Other significant jurisdictions include California, Japan, the UK and India. As of March 30, 2012, we are in appeals with the IRS regarding Veritas U.S. federal income taxes for the 2002 through 2005 tax years, and under examination regarding Symantec U.S. federal income taxes for the fiscal years 2005 through 2008. In addition, we are under examination by the California Franchise Tax Board for the Symantec California income taxes for the 2005 through 2006 tax years. We are also under audit by the Indian income tax authorities for fiscal years 2004 through 2011.

On December 10, 2009, the U.S. Tax Court issued its opinion in Veritas v. Commissioner, finding that our transfer pricing methodology, with appropriate adjustments, was the best method for assessing the value of the transaction at issue between Veritas and its international subsidiary in the 2000 to 2001 tax years. In June 2010, we reached an agreement with the IRS concerning the amount of the adjustment based on the U.S. Tax Court decision. As a result of the agreement, we reduced our liability for unrecognized tax benefits, resulting in a $39 million tax benefit in the first quarter of fiscal 2011. In March 2011, we reached agreement with Irish Revenue concerning compensating adjustments arising from this matter, resulting in an additional $10 million tax benefit in the fourth quarter of fiscal 2011. This matter has now been closed and no further adjustments to the accrued liability are expected.

On December 2, 2009, we received a Revenue Agent's Report from the IRS for the Veritas 2002 through 2005 tax years assessing additional taxes due. We have contested $80 million of the tax assessed and all penalties. As a result of negotiations with IRS Appeals in the three months ended December 30, 2011, we have remeasured our liability for unrecognized tax benefits, resulting in a tax benefit of $52 million.

The timing of the resolution of income tax examinations is highly uncertain, and the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year. Although potential resolution of uncertain tax positions involve multiple tax periods and jurisdictions, it is reasonably possible that a reduction of up to $21 million of the reserves for unrecognized tax benefits may occur within the next 12 months, some of which, depending on the nature of the settlement or expiration of statutes of limitations, may affect our income tax provision and therefore benefit the resulting effective tax rate. The actual amount could vary significantly depending on the ultimate timing and nature of any settlements.

We continue to monitor the progress of ongoing income tax controversies and the impact, if any, of the expected tolling of the statute of limitations in various taxing jurisdictions.

Note 13. Earnings Per Share

Basic and diluted earnings per share are computed on the basis of the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share also include the incremental effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include the dilutive effect of shares underlying outstanding stock options, restricted stock, warrants and Convertible Senior Notes.

The components of earnings per share are as follows:

	Year Ended		
	March 30, 2012	April 1, 2011	April 2, 2010
	(In millions, except per share data)		
Net income attributable to Symantec Corporation stockholders	$ 1,172	$ 597	$ 714
Net income per share attributable to Symantec Corporation stockholders — basic	$ 1.58	$0.77	$0.88
Net income per share attributable to Symantec Corporation stockholders — diluted	$ 1.57	$0.76	$0.87
Weighted average outstanding common shares attributable to Symantec Corporation stockholders — basic	741	778	810
Dilutive potential shares issuable from assumed exercise of stock options	3	4	6
Dilutive potential shares related to stock award plans	4	4	3
Weighted average shares outstanding attributable to Symantec Corporation stockholders — diluted	748	786	819
Anti-dilutive weighted-average stock options[(1)]	26	43	47
Anti-dilutive weighted-average restricted stock[(1)]	—	—	—

(1) For these fiscal years, the effects of the warrants issued and the option purchased in connection with the Convertible Senior Notes were excluded because they have no impact on diluted earnings per share until our average stock price for the applicable period reaches $27.3175 per share and $19.12 per share, respectively.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 21st day of May 2012.

SYMANTEC CORPORATION

By /s/ Enrique Salem

Enrique Salem,
President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Enrique Salem, James A. Beer and Scott C. Taylor, and each or any of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities to sign any and all amendments to this report on Form 10-K and any other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated below.

Signature	Title	Date
/s/ Enrique Salem Enrique Salem	President and Chief Executive Officer (Principal Executive Officer)	May 21, 2012
/s/ James A. Beer James A. Beer	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	May 21, 2012
/s/ Andrew H. Del Matto Andrew H. Del Matto	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	May 21, 2012
/s/ Stephen M. Bennett Stephen M. Bennett	Chairman of the Board	May 18, 2012
/s/ Michael A. Brown Michael A. Brown	Director	May 18, 2012
/s/ Frank E. Dangeard Frank E. Dangeard	Director	May 18, 2012
/s/ Stephen E. Gillett Stephen E. Gillett	Director	May 18, 2012

Signature	Title	Date
/s/ Geraldine B. Laybourne Geraldine B. Laybourne	Director	May 18, 2012
/s/ David L. Mahoney David L. Mahoney	Director	May 18, 2012
/s/ Robert S. Miller Robert S. Miller	Director	May 18, 2012
/s/ Daniel H. Schulman Daniel H. Schulman	Director	May 18, 2012
/s/ V. Paul Unruh V. Paul Unruh	Director	May 18, 2012

Schedule II

SYMANTEC CORPORATION

VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions: Charged Against Revenue and to Operating Expense[1]	Additions: Charged to Other Accounts	Amount Written Off or Used	Balance at End of Period
	(In millions)				
Allowance for doubtful accounts:					
Year ended March 30, 2012	$ 9	$ (1)	$ 1	$ (4)	$ 5
Year ended April 1, 2011	8	3	1	(3)	9
Year ended April 2, 2010	9	3	—	(4)	8
Reserve for product returns:					
Year ended March 30, 2012	$19	$ 72	$ 8	$ (74)	$25
Year ended April 1, 2011	9	60	7	(57)	19
Year ended April 2, 2010	12	46	—	(49)	9
Reserve for rebates:					
Year ended March 30, 2012	$79	$204	$ 98[2]	$(308)	$73
Year ended April 1, 2011	71	210	108[2]	(310)	79
Year ended April 2, 2010	70	181	96[2]	(276)	71

(1) Reserve for product returns and reserve for rebates are charged against revenue.

(2) Balances represent unrecognized customer rebates that will be amortized within 12 months and are recorded as a reduction of deferred revenue.

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2012 Corporate Information

BOARD OF DIRECTORS

Stephen M. Bennett
Chairman of the Board, President and Chief Executive Officer, Symantec

Michael Brown
Former Chairman of the Board and Chief Executive Officer, Quantum Corporation

Frank E. Dangeard
Managing Partner, Harcourt

Stephen Gillett
Executive Vice President and President, Best Buy Digital, Global Marketing and Strategy, Best Buy Co., Inc.

Geraldine B. Laybourne
Founder and Former Chairman and Chief Executive Officer, Oxygen Media

David L. Mahoney
Former Co-Chief Executive Officer McKesson HBOC, Inc. and Chief Executive Officer iMcKesson LLC

Robert S. Miller
Chief Executive Officer, Hawker Beechcraft, Inc.

Daniel H. Schulman
Group President, Enterprise Growth, American Express Company, Lead Director, Symantec

V. Paul Unruh
Former Chief Financial Officer and Vice Chairman Bechtel Group, Inc.

EXECUTIVE MANAGEMENT

Stephen M. Bennett
Chairman of the Board, President and Chief Executive Officer, Symantec

James Beer
Executive Vice President
Chief Financial Officer

Janice Chaffin
Group President
Consumer Business Unit

Francis deSouza
Group President
Enterprise Products and Services

Marty Hodgett
Senior Vice President
Chief Information Officer

Harry Pforzheimer
Vice President
Chief Communications Officer

Rebecca Ranninger
Executive Vice President
Chief Human Resources Officer

William Robbins
Executive Vice President
Worldwide Sales and Services

Scott Taylor
Executive Vice President
General Counsel and Secretary

Stephen Trilling
Senior Vice President
Chief Technology Officer

Rowan Trollope
Group President
SMB and Symantec.cloud

Angela Tucci
Senior Vice President
Chief Strategy Officer

ANNUAL MEETING

The Annual Meeting will be held on Tuesday, October 23, 2012 at 9.00 a.m. PT at:
350 Ellis Street
Mountain View, CA 94043
(650) 527-8000
www.symantec.com/invest

Stock Exchange Listing
Symantec's common stock is traded on the NASDAQ exchange under the Symbol "SYMC."

Transfer Agent
Computershare Trust Company N.A.
Investor Services
P.O. Box 43078
Providence, RI 02940-3078
www.computershare.com
(877) 282-1168 or (781) 575-2879

Investor Relations
Investor inquiries may be directed to:
Helyn Corcos
Investor Relations
350 Ellis Street
Mountain View, CA 94043
(650) 527-5523
hcorcos@symantec.com
www.symantec.com/invest

Annual Report on Form 10-K
A copy of Symantec's Form 10-K, including exhibits, for the period ended March 30, 2012, as filed with the Securities and Exchange Commission, is available without charge upon request or can be accessed at:
www.symantec.com/invest

Independent Auditors
KPMG LLP
Mission Towers I, Suite 100
3975 Freedom Circle Drive
Santa Clara, CA 95054

Symantec™

350 Ellis Street
Mountain View, CA 94043
Tel: (650) 527-8000

www.symantec.com